As filed with the U.S. Securities and Exchange Commission on November 1, 2021.

Registration No. 333-259992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rivian Automotive, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3711	47-3544981
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14600 Myford Road

Irvine, California 92606

(888) 748-4261

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Robert J. Scaringe

Chief Executive Officer

Rivian Automotive, Inc.

14600 Myford Road

Irvine, California 92606

(888) 748-4261

(Name, Address, Including Zip Code, and Telephone Number, Including

Area Code, of Agent for Service)

Copies to:

Marc D. Jaffe, Esq. Tad J. Freese, Esq. Alison A. Haggerty, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Neil M. Sitron, Esq. General Counsel Rivian Automotive, Inc. 14600 Myford Road Irvine, California 92606 (888) 748-4261	David J. Goldschmidt, Esq. Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Shares to be Registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, $0.001 par value per share	155,250,000	$62.00	$9,625,500,000	$892,284

(1)

Includes 20,250,000 shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is exercised. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $9,270 of this amount in connection with a prior filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 1, 2021

Class A Common Stock	135,000,000 Shares

This is an initial public offering of shares of Class A common stock of Rivian Automotive, Inc. We are offering 135,000,000 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $57.00 and $62.00 per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “RIVN.”

We have two classes of common stock, Class A and Class B common stock (collectively, our “common stock”). The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. See the section titled “Description of Capital Stock” for more information. Immediately following the completion of this offering, an affiliate of our Founder and Chief Executive Officer, Robert J. Scaringe will hold all outstanding shares of our Class B common stock. Immediately following the completion of this offering, affiliates of Dr. Scaringe will hold shares of common stock representing approximately 8.9% of the voting power of our outstanding capital stock.

We will be treated as an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 for certain purposes until we complete this offering and, as such, may elect to comply with certain reduced public company reporting requirements for this registration statement.

Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$
(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

At our request, the underwriters have reserved up to 7.0% of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to eligible U.S. customers who had standing preorders as of September 30, 2021, and prior to this offering either (i) have an active eligible preorder or (ii) have accepted delivery of their preordered vehicle, and to persons who are directors, officers or employees, or who are otherwise associated with us and identified by our directors and officers. Any shares sold under the directed share program will not be subject to the terms of any lock-up agreement, except in the case of shares purchased by our officers or directors. See “Underwriting—Directed Share Program.”

We have granted to the underwriters the option for a period of up to 30 days to purchase up to an additional 20,250,000 shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

One or more entities affiliated with Amazon.com, Inc. (“Amazon”), certain funds and accounts advised by T. Rowe Price Associates, Inc., one or more entities managed by Coatue Management, L.L.C., certain entities affiliated with Franklin Templeton, one or more entities managed by Capital Research Global Investors, one or more entities affiliated with D1 Capital Partners LP and certain investment partnerships and/or accounts managed or advised by affiliates of D1 Capital Partners LP, one or more entities managed by Third Point LLC, certain funds affiliated with Blackstone Alternative Asset Management, one or more entities affiliated with Dragoneer Investment Group, LLC, and certain entities affiliated with Soros Fund Management LLC (collectively, the “cornerstone investors”) have indicated an interest in purchasing up to an aggregate of $5.0 billion of shares of our Class A common stock in this offering at the initial public offering price (including $200.0 million of shares of Class A common stock which Amazon has indicated an interest in purchasing). These indications of interest have been made severally and not jointly. The shares of Class A common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters for this offering. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, less or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by the cornerstone investors as they will from any other shares of Class A common stock sold to the public in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                    , 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan

Barclays	Deutsche Bank Securities	Allen & Company LLC

BofA Securities	Mizuho Securities	Wells Fargo Securities

Nomura	Piper Sandler	RBC Capital Markets

Baird		Wedbush Securities

Academy Securities	Blaylock Van, LLC	Cabrera Capital Markets LLC	C.L. King & Associates

Loop Capital Markets	Ramirez & Co., Inc.	Siebert Williams Shank	Tigress Financial Partners

Prospectus dated                    , 2021.

Letter from Robert J. Scaringe

Founder and Chief Executive Officer

Dear Prospective Investors and Rivian Owners,

For as long as I can remember, I’ve been obsessed with cars. I grew up restoring them in my neighbor’s garage. I had hoods under my bed, windshields in my closet, and engine parts on my desk. As I got older, I realized that these things which I was deeply in love with were simultaneously the source of many of society’s biggest environmental challenges—from air quality to reduced biodiversity to climate change. As someone who also loves the outdoors, I was conflicted. Ultimately, I decided to focus my life on helping to drive our transportation system toward a future state that was sustainable and carbon neutral.

Rivian was started from a clean sheet—there was no money, no team, no technology, no suppliers, no brand, and no production infrastructure. The lack of constraints was intoxicating for the imagination. It was beautiful, it was flexible, and it also brought a sharp learning curve.

After assembling a small team, we immediately dove right into designing products and building prototypes. As we progressed, it started to become increasingly clear that our strategy of building an efficient sports car wasn’t right—the singular reason I had started the company was to have impact and our initial strategy simply wasn’t going to deliver the level of change we felt we had the potential to drive. By early 2012 we decided to fully move away from the original product plan and began the process of navigating the path that eventually resulted in the brand, product, technology, and organizational strategy that we have today.

I now look back on those early years with deep appreciation for the struggle. It provided us with the time to learn, to make mistakes, to mature our strategy, and to prioritize our focus.

As we redefined our strategy, we focused on how to maximize impact. We began thinking about the truck, SUV, and crossover segments as they presented a massive opportunity for us to demonstrate how a clean sheet, technology-focused vehicle could eliminate long accepted compromises. We wanted to establish our brand by delivering a combination of efficiency, on-road performance, off-road capability, functional utility, and product refinement that simply didn’t exist in the market. Our first vehicles would need to establish Rivian as the brand for active lifestyles and ensure the brand could transcend segments, form factors, use cases, culture, and geographies.

While thinking through our consumer brand, we realized the need to also focus on building core skillsets and organizational muscles around fleet-based mobility. With the vast majority of the world’s passenger miles today being provided in personally owned vehicles, we felt it was important that we build the skills necessary to help shift some of the world’s mobility needs to non-personally owned fleets. Initially we thought about this in the context of passenger miles, but we eventually realized that the much bigger immediate need was redefining the logistics and last mile commercial vehicle space. We were fortunate to eventually establish a relationship with Amazon to develop a range of commercial delivery vans and an end-to-end fleet management platform that advances the operations and economics for running centrally managed fleets.

Just as R1T and R1S were conceived to serve as the flagship for our consumer business, the Amazon program serves as our flagship application for the commercial space and positions us to pursue a range of other sizes, use cases, and markets.

Every week I sit down for a Q&A with the newest members of our team, and nearly every week I’m asked how I stay inspired. While I love the outdoors and spending time with our products, what really inspires me most is our people—how our team members interact and make thousands and thousands of decisions every day, how we show up for hard discussions, and how we react to seemingly unsolvable and complex problems. Given the scale we are working towards, I deeply believe our culture is actually

Rivian’s most valuable product. Our ability to continue working collaboratively to harvest diverse perspectives and drive creative and innovative thinking into everything we do will ultimately drive our continued growth.

Rivian exists to create products and services that help our planet transition to carbon neutral energy and transportation. Our society today will have a profound impact on the planet and the world our kids, and their kids, will inherit. We can spend a lot time debating the specifics of climate change, but the indisputable truth is that we, as humans, are rapidly changing the composition of our atmosphere. This is what inspired me to start Rivian, and it’s what drives every decision we make as an organization. The challenge is as big as it comes but we’re fortunate to get to help solve it with such passionate team members and partners.

I hope you’ll join us in our journey to help drive the future of transportation.

Best,

Keep the world adventurous forever.

Our generation will have a profound impact on the well-being of our planet going forward. Rivian is an electric vehicle maker focused on building the kind of future our kids and our kids’ kids deserve. RIVIAN

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. Neither we nor the underwriters take responsibility for, and can provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock. Our business, results of operations, financial condition, and prospects may have changed since such date.

We have proprietary rights to trademarks, trade names, and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names, and service marks may appear in this prospectus without the ®, TM and SM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names, and service marks. All trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Specifically, Amazon, Prime, and all related logos are trademarks of Amazon.com, Inc. or its affiliates.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Rivian,” the “Company,” “we,” “us,” and “our” in this prospectus refer to Rivian Automotive, Inc. and its consolidated subsidiaries.

RIVIAN AUTOMOTIVE, INC.

Our Purpose

Today, our planet is operating off hundreds of millions of years of accumulated plant- and animal-based carbon. On our current path, this stored energy will be fully exhausted in only a few generations and, in the process, carbonize our atmosphere to such a degree that life as we know it will not be possible. If our planet is to continue to sustain life and enchant future generations, we must change.

To build the kind of future our kids and our kids’ kids deserve, extraordinary steps must be taken to stop the carbonization of our atmosphere. This requires individuals and entire industries to come together in ways we never have before. This is where Rivian’s potential lies - in creating solutions that shift consumer mindsets and inspire other companies to fundamentally change the way they operate.

As staggering as this may sound, and as complex as our objective is, we already have everything we need to create change. It starts with harnessing the very thing every human being is born with - an adventurous spirit. There is a reason why we are hardwired with curiosity and a capacity to invent better ways of doing things. The part of us that seeks to explore the world is also the secret to making sure it remains a world worth exploring. Forever.

Our Business

We design, develop, and manufacture category-defining electric vehicles (“EVs”) and accessories. We sell them directly to customers in the consumer and commercial markets. Our vehicles are complemented by a full suite of proprietary, value-added services that address the entire vehicle lifecycle and deepen our customer relationships. Starting with a clean sheet, we built a vertically integrated ecosystem comprised of our vehicle technology platform, cloud architecture, product development and operations, products, and services. Interconnected by our data and analytics backbone, our ecosystem is designed to deliver fast-paced innovation cycles, structural cost advantages, and exceptional customer experiences, all of which combine to create a self-reinforcing growth dynamic while serving our mission to Keep The World Adventurous Forever.

In the consumer market, we launched the R1 platform with our first-generation consumer vehicle, the R1T, a two-row five-passenger pickup truck, and began making customer deliveries in September 2021. As of September 30, 2021, we produced 12 R1Ts and delivered 11 R1Ts, and as of October 31, 2021, we produced 180 R1Ts and delivered 156 R1Ts. Nearly all of these vehicles were delivered to Rivian employees, and we expect to ramp deliveries to third-party customers as we increase our production rate. We plan to launch and commence customer deliveries for the R1S, a three-row seven-passenger sports utility vehicle (“SUV”) in December 2021 following the completion of ongoing vehicle validation and all required testing. By the end of 2021, we intend to produce approximately 1,200 R1Ts and 25 R1Ss and deliver approximately 1,000 R1Ts and 15 R1Ss.

Engineered for all of life’s adventures, our Electric Adventure Vehicles combine performance, utility, and efficiency. They are equally capable of rock crawling or carving turns on a mountain road and can leave most sports cars in the rearview mirror. The R1T and R1S are equipped with a proprietary set of advanced technology systems, including vehicle electronics, battery, electric drive, chassis, Driver+, our advanced driver assistance system (“ADAS”), and digital user experience management. These technologies can continuously improve and expand functionality through cloud-enabled over-the-air (“OTA”) updates.

Our vehicles occupy an attractive whitespace, addressing large, fast-growing, and high-margin market segments, and are designed to accelerate the large-scale adoption of sustainable transportation. The R1T and R1S introduce our brand to the world and will serve as our flagship vehicles as we continue to expand our offerings. To accompany our vehicles, we have developed a comprehensive portfolio of vehicle accessories that will further sharpen our brand’s focus on adventure and active lifestyles.

Complementing our consumer vehicles, our suite of value-added services includes digitally enabled financing, telematics-based insurance, proactive vehicle service (maintenance and repair), flexible membership and software services, comprehensive charging solutions, and a data-driven vehicle resale program. We expect these services to generate long-term brand loyalty while also creating a recurring revenue stream for each vehicle across its lifecycle.

In the commercial market, we will launch the Rivian Commercial Vehicle (“RCV”) platform with our first vehicle, the Electric Delivery Van (“EDV”), designed and engineered by Rivian in collaboration with Amazon, our first commercial customer. Amazon has ordered, subject to modification as described in the section titled “Certain Relationships and Related Party Transactions,” an initial volume of 100,000 vehicles globally, representing the largest order of EVs ever. By the end of 2021, we intend to produce and deliver approximately 10 EDVs. Developed to be safe, comfortable, and easy to operate for drivers, these vans will offer a step change in driver experience relative to vehicles available in the market today. They are also designed to achieve lower total cost of ownership (“TCO”) for Amazon while supporting a path to carbon neutral deliveries. We expect to gain rich experiences from what we believe will become the largest centrally managed EV fleet in the world. Through our work with Amazon, we believe we will be well-positioned to leverage our learnings to build capabilities that will accelerate our progress towards a leadership position in the commercial vehicle market and our deployment of new business models.

Alongside our commercial vehicles, we offer FleetOS, our proprietary, end-to-end centralized fleet management subscription platform. It encompasses vehicle distribution, service, telematics, software services, charging, connectivity management, Driver+, and lifecycle management. Building upon this foundation, FleetOS will continually add more features over time, including leasing, financing, insurance, driver safety and coaching, smart charging and routing, remote diagnostics, 360° collision reports, and vehicle resale. This cloud-based platform integrates and analyzes vehicle, infrastructure, and operations data, driving us toward industry-leading TCO, safety, and fleet utilization. We have designed FleetOS so it can be customized for a commercial customer’s operational needs. In addition to managing fleets of Rivian vehicles, FleetOS will be able to address mixed fleets comprised of Rivian and non-Rivian commercial vehicles, allowing us to serve a greater number of commercial customers at scale.

Our direct-to-customer model allows us to manage all sales, deliveries, service operations, and resale in-house without reliance on a franchise dealership network or other third parties. We employ an integrated, digital-first strategy that is not only convenient and transparent for our customers, but also efficient and scalable to support our continued growth. Our website and mobile app facilitate brand engagement, product discovery, demonstration (“demo”) drives, purchase transactions, vehicle deliveries, vehicle service, account management, and resale. We believe this strategy will allow us to deliver uncompromised experiences well beyond what is available through the standard franchise dealership model.

We enable our diverse offering of highly differentiated products and services as well as our digital-first, direct-to-customer journey entirely through our vertically integrated ecosystem. The Rivian ecosystem consists of the following components:

•

Vehicle Technology. A secure, reliable, scalable combination of hardware and software, connecting our proprietary in-vehicle systems, including vehicle electronics, battery, electric drive, chassis, Driver+, and experience management.

•

Rivian Cloud. Our architecture of interconnected software applications designed to deliver seamless, end-to-end digital commerce solutions and experiences across web, mobile, and app. Rivian Cloud enables FleetOS, remote diagnostics, OTA software updates, and remote vehicle controls, including vehicle access.

•

Product Development and Operations. Our vertically integrated product development and operations functions include design, development, manufacturing, sales, delivery, service, and charging. These distributed functions serve the unique needs of our consumer and commercial customers. As of September 30, 2021, we operated six service centers in four states (California, Illinois, Washington, and New York), 11 mobile service vehicles, a 24/7 service support center in Michigan, and have secured 24 Rivian Adventure Network (“RAN”) Direct Current (“DC”) fast charging (“DCFCs”) sites in seven states, 145 Rivian Waypoints charging sites in 30 states, and 20 service center locations for further expansion.

•

Products and Accessories. Our consumer launch portfolio is comprised of category-defining vehicles that reimagine the pickup truck and SUV segments. We will enter the commercial market with long-range electric step-in vans developed for mass production. The EDV is designed to lower TCO, improve uptime, and facilitate Amazon progressing in its commitment to net zero carbon operations. We expect our products and accessories to provide access to new markets and bring new customers into our ecosystem.

•

Services. We will offer highly tailored and differentiated services that enable seamless and intuitive experiences throughout the entire customer lifecycle. We expect this holistic approach to drive higher customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a greater share of the full lifecycle value of every Rivian vehicle produced.

•

Data and Analytics. Our ecosystem is interconnected by our proprietary data and analytics backbone housed in Rivian Cloud. It is comprised of a centralized data lake and analytics tools, providing valuable insights that can be applied to continuously improve ecosystem-wide performance, functionality, and uptime to drive increased customer satisfaction.

Data & Analytics Vehicle Technology Vehicle Electronics Battery Electric Drive Chassis Driver+ Experience Management Rivian Cloud Digital Commerce Operations Management Fleet Management Energy Management Product Development and Operations Design & Engineering Manufacturing Delivery Service Network Experience Spaces Charging Network Customer Service Products Consumer Commercial Accessories Services Financing Insurance Vehicle Service Membership & Software Charging FleetOS Vehicle Customization Resale Program Data & Analytics

Our ecosystem is designed to be highly scalable, flexible, integrated, and interconnected to power an immersive customer journey. This will enable us to maximize our impact by addressing both the consumer and commercial markets simultaneously. We can deploy our offerings at scale using a shared, vertically integrated technology platform, comprised of vehicle technology and Rivian Cloud, with network effects that will build data insights to improve our ecosystem. By utilizing our common technology platform, we generate synergies and scale efficiencies, enabling us to increase our pace of innovation and create offerings that serve the unique needs of our customers. Our direct-to-customer relationships and connected vehicle technologies allow us to gather customer and product insights over the full lifecycle of our vehicles. We will utilize these insights to continuously improve our offerings by adding new capabilities and functionality. Enhanced offerings will attract more customers, deepen existing customer relationships, and expand our data repository and insights, which will further benefit our customers and Rivian.

Vehicles Services End-to-End, Full Vehicle Lifecycle Consumer Vertically Integrated Technology Infrastructure Data Scale & Efficiency Customer Benefits Experience & Engagement Vehicles Commercial Services FleetOS Customer Benefits TCO & UptimeVehicles Services End-to-End, Full Vehicle Lifecycle Consumer Vertically Integrated Technology Infrastructure Data Scale & Efficiency Customer Benefits Experience & Engagement Vehicles Commercial Services FleetOS Customer Benefits TCO & Safety

Beyond the benefits of our ecosystem, we believe that our most durable competitive advantage is our culture. Our strength comes from a diversity of backgrounds, perspectives, talents, and approaches, and we work hard to cultivate a culture of collaboration. Diversity drives dialogue and exploration in the development process that we believe yields category-defining products and services. Across Rivian, we champion a first-principles mindset to solving problems. This drives innovation and learning to propel continued growth and our mission to Keep The World Adventurous Forever.

Our diverse product portfolio and focus on inspiring people to get out and explore the world positions us to build an enduring brand while addressing a wide range of future mobility and sustainability solutions. Through our base of preorders, we observe strong affinity for our brand which we expect to intensify as brand awareness grows and we welcome new customers to the Rivian community. As of October 31, 2021, we had approximately 55,400 R1T and R1S preorders in the United States and Canada from customers who each paid a cancellable and fully refundable deposit of $1,000. Based on our current production forecast, we expect to fill our preorder backlog of approximately 55,400 by the end of 2023. We believe the combination of our deep focus on addressing climate change, building compelling products, and delivering a superior customer experience will enable Rivian to drive adoption and customer loyalty, powering our continued growth.

We have made decisions and investments with the objective of maintaining a long-term growth orientation that creates value for all stakeholders, including our employees, customers, partners, communities, shareholders, and the environment. In the near-term, we are targeting the pickup truck, SUV, and commercial van market segments in the United States, Canada, and Western Europe. We plan to achieve long-term growth by expanding in our existing markets, constructing a broad portfolio of vehicles and digital services with global appeal, entering major global automotive markets, strategically investing in our ecosystem, and expanding into adjacent verticals. In keeping with our long-term mindset, we are designing technology and infrastructure to support and benefit from the future transition to increased autonomy, new ownership models, and renewable energy solutions.

Key Industry Tailwinds

We believe the convergence of key trends, including shifting consumer preferences and targeted regulatory support, is contributing to the robust demand for Rivian products and services.

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EV Adoption is at the Tipping Point. With cost of EV ownership no longer a significant barrier to purchase, we believe the EV revolution has begun as approximately 90 million light vehicles sold globally each year transition to EVs.

•

Regulatory Requirements and Incentives Promote EV Adoption. Local, regional, and national governments are incentivizing or mandating the sale of EVs and eliminating the sale and usage of internal combustion engine (“ICE”) vehicles through targeted policies.

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Trucks and SUVs are the Fastest Growing and Most Profitable Automotive Segments. Trucks and SUVs comprise over 70% of new vehicle sales in the United States and account for most of the profits generated by incumbent automobile manufacturers.

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E-commerce Growth is Creating Demand for Delivery Vehicles. As consumer demand for e-commerce continues to accelerate, we expect demand for commercial delivery vehicles to increase at a similar pace. EVs are well-positioned for this use case due to short, predictable routes, criticality of efficient operations, and their ability to offer lower TCO relative to ICE vehicles.

•

Sustainability is Driving Purchasing Decisions. Consumers are increasingly emphasizing sustainability in their purchasing decisions in an effort to positively impact their communities and the environment.

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Shift Towards Active Lifestyles. Consumers are shifting their lifestyles to include more wellness and outdoor-related products and activities, and are changing their buying preferences to reflect this trend.

Our Market Opportunity

We address a massive opportunity in building the future of mobility. We believe our vertically integrated ecosystem enables us to offer holistic solutions compared to traditional automakers and deliver more value to our customers, allowing us to capture revenues across the full vehicle lifecycle. We define our market opportunity in terms of our total addressable market (“TAM”), which we believe we can address over the long-term, and our serviceable addressable market (“SAM”), which we believe we can address within the next three years. We calculate our SAM and TAM based upon the market for new vehicle sales across consumer and commercial vehicles in addition to the lifetime revenue (“LTR”) potential of services, which includes the resale of these vehicles. We estimate our TAM to be $9 trillion and our SAM to be $1 trillion. For more detailed calculations behind the methodologies for vehicle sales and LTR, see the section titled “Business—Our Market Opportunity.”

The consumer and commercial markets we are pursuing are large and rapidly evolving, creating an ideal opportunity for us to leverage a common set of leading technologies and capabilities that can be utilized across both markets. Based on the strength and positioning of our brand, products, and services which address the shifting needs of individual consumers and commercial fleets, we see an opportunity to be a leader in this large TAM.

Consumer Global R1 platform, additional vehicle platforms, and associated lifetime revenue TAM $8,332 B United States, Canada, and Western Europe R1 platform variants and associated lifetime revenue SAM $954 B Commercial Global RCV platform, additional vehicle platforms, and associated lifetime revenue TAM $649 B United States, Canada, and Western Europe RCV platform variants, including EDV, and associated lifetime revenue SAM $209 B

The Rivian Advantage

We designed all aspects of our ecosystem, business model, offerings, and organization to enable a scalable, customer-centric, and efficient approach resulting in key competitive advantages.

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Vertically Integrated Ecosystem. We have developed an ecosystem with a strong technology foundation, robust product development and operations infrastructure, and deep vertical integration. It is highly scalable and flexible, and lowers structural costs across our business, achieving operational efficiencies and enabling rapid growth.

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Diversified Business Model. We have deliberately structured our business to serve consumer and commercial customers with holistic solutions that are tailored to meet their unique needs. Addressing two distinct market segments should help limit the impact of cyclicality and is expected to drive critical scale and cost efficiencies through shared technologies and product development and operations infrastructure.

•

Direct Customer Relationships. Our direct relationships with customers allow us to gather insights, design solutions that best serve their needs, drive strong engagement, remove structural inefficiencies, create transparency, and increase customer satisfaction and referrals. By controlling every customer touchpoint from awareness through ownership, we replace a patchwork of third parties with Rivian’s end-to-end, integrated solutions.

•

Scalable, Multi-Program Development Capabilities. We have designed our organization to run and launch multiple unique vehicle programs concurrently. By leveraging our shared and scalable technology platform, we believe that we will grow and refine our product portfolio to rapidly build scale in advanced vehicle technologies.

•

Extensible Suite of Services. Our portfolio of complementary services is designed to deliver an intuitive and seamless customer experience across the full lifecycle of our consumer and commercial vehicles. Our suite of services provides an opportunity to generate predictable, high-margin recurring revenues and increase the lifetime revenue potential of each vehicle.

•	Our Culture. We are incredibly intentional about the culture we are creating, which is our most durable competitive advantage. Everything from the way we recruit and onboard, to our equity-

for-all philosophy, to our transparent way of communicating, is in service of making Rivian the company passionate professionals join to learn, grow, and do the most meaningful work of their careers.

Long-Term Growth Strategy

We have made decisions and investments with long-term objectives in mind. We believe maintaining a long-term growth orientation is key to maximizing Rivian’s impact and generating value for all stakeholders. We plan to achieve this by constructing a diverse portfolio of offerings with global appeal and strategically investing in our technology and infrastructure.

Key levers of our growth strategy include:

•

Increase Share in Existing Markets. We plan to offer additional vehicle variants across a broader set of price points supported by scale-driven supply chain efficiencies, further vertical integration, and technology advancements.

•

Develop and Launch Next-Generation Vehicles. Over the next several years, we intend to launch multiple vehicles within the consumer and commercial segments. These vehicles will serve a variety of form factors, price points, use cases, and geographies.

•

Pursue International Expansion. Our launch is focused on the U.S. and Canadian markets. We intend to enter Western European markets in the near-term, followed by entry into major Asian-Pacific markets. To serve our global demand, we plan to localize production and supply chains in these regions.

•

Extend Depth and Breadth of Our Digital Services. We plan to launch additional subscription services, enable the purchase of more features through OTA software updates, including higher levels of autonomy, expand our financing and insurance offerings, and play a central role in the used Rivian marketplace.

•	Invest in Our Ecosystem. We plan to continue investing in our product development and operations infrastructure to enable our growth, product innovation, and customer experience.

•

Expand Energy Solutions Portfolio. We have developed core capabilities in power conversion and energy storage. We see tremendous opportunity to build on these capabilities and leverage our customer base to offer integrated hardware (charging, generation, and storage) and software-based energy management solutions in the residential, industrial, and commercial markets.

•

Unlock New Business Models. Our capabilities as a direct-to-customer, integrated technology and manufacturing company position us to drive the adoption of future business models. This includes our expertise in managing what we believe will become the largest centrally managed EV fleet, allowing us to unlock future service offerings, including autonomous mobility-as-a-service for the movement of people and goods.

Financial Performance and Indebtedness

For the years ended December 31, 2019 and 2020, we incurred net losses of $426 million and $1.0 billion, respectively, as we invested in product development and prepared for the initial launch of our vehicles in September 2021. As of June 30, 2021, our total amount of outstanding indebtedness was $3.0 million. In July 2021, we issued $2.5 billion aggregate principal amount of unsecured senior convertible promissory notes (the “2021 Convertible Notes”), which we expect will be converted into Class A common stock in connection with this offering in accordance with their terms, and, in October 2021, we issued $1.25 billion aggregate principal amount of senior secured floating rate notes due 2026 (the “2026 Notes”), which will remain outstanding following this offering. As of September 30, 2021, we had no borrowings under our senior secured asset based revolving credit facility (the “ABL Facility”). Our ability to execute the foregoing growth strategies depends on our ability to maintain sufficient cash flows while continuing to service our outstanding indebtedness.

Recent Developments

Estimated Preliminary Results for the Three Months Ended September 30, 2021

Set forth below are certain preliminary and unaudited estimates of selected financial and other information for the three months ended September 30, 2021 and actual unaudited financial and other information for the three months ended September 30, 2020. The unaudited selected financial and other information for the three months ended September 30, 2021 reflects our preliminary estimates with respect to such results based on currently available information and is subject to completion of our financial closing procedures. Our financial closing procedures for the three months ended September 30, 2021 are not yet complete and, as a result, our actual results may vary from the estimated preliminary results presented here and will not be finalized until after the completion of this offering.

These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. generally accepted accounting practices (“U.S. GAAP”). Further, our preliminary estimated results are not necessarily indicative of the results to be expected for any future period as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus.

The preliminary estimates presented below have been prepared by, and are the responsibility of, management. KPMG LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

	For The Three Months Ended September 30, 2020	For The Three Months Ended September 30, 2021
	Actual	Low (estimated)	High (estimated)
	(in millions)

Revenue	$—	$—	$1

Gross profit	—	(80)	(70)

Loss from operations	(288)	(775)	(725)

Net loss	(288)	(1,275)	(1,175)

Other Financial Data

Capital expenditures—property, plant, and equipment	$204	$450	$500

We began deliveries of the R1T, our first production vehicle, to customers and generated revenue for the three months ended September 30, 2021.

We generated negative gross profit for the three months ended September 30, 2021, as we began manufacturing the R1T. The negative gross profit relates primarily to significant labor and overhead costs for our manufacturing facility in Normal, Illinois, reflecting our factory’s large-scale capabilities; however, as we just started to ramp vehicle production at the site, the facility produced limited quantities of vehicles in the period. We also expect to record a lower of cost or net realizable value adjustment to write-down the value of certain inventory to the amount we anticipate receiving upon vehicle sale (after considering future costs necessary to ready the inventory for sale).

We expect loss from operations for the three months ended September 30, 2021, to increase as compared to the three months ended September 30, 2020, due to increased efforts related to our R1T and R1S vehicle programs, our EDV program, and other advanced product development activities, as well as our efforts to further scale our sales operations, commercial office locations, customer facing facilities, and corporate functions to properly support our future business growth and complexity.

We expect an increase in net loss for the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, primarily due to the higher operating losses discussed above, and net loss of $450 million to $500 million on issued unsecured senior convertible promissory notes. The net loss on these notes relate to the difference between the estimated fair value as of September 30, 2021 and the net proceeds at issuance.

We expect an increase in capital expenditures for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, primarily due to our continued strategic investments in infrastructure, including additional manufacturing capacity, service operations, corporate facilities, and experience spaces.

The following table provides our preliminary estimates of cash and cash equivalents as of September 30, 2021, compared to June 30, 2021:

	As of June 30, 2021	As of September 30, 2021
	Actual	Low (estimated)	High (estimated)
	(in millions)

Cash and cash equivalents(1)	$3,658	$5,125	$5,150

(1)	This cash and cash equivalents balance does not reflect the $1.25 billion aggregate principial of the 2026 Notes issued on October 8, 2021.

We expect cash and cash equivalents to increase as of September 30, 2021 as compared to June 30, 2021, primarily due to the issuance of $2.5 billion of unsecured senior convertible promissory notes (due July 23, 2026), partially offset by net cash used in operating activities and capital expenditures during the period.

The following table provides our vehicle production and delivery volumes for the three month periods ended September 30, 2021 and September 30, 2020:

	For the Three Months Ended September 30, 2020	For the Three Months Ended September 30, 2021
	Actual	Actual

Vehicles Produced	—	12

Vehicles Delivered	—	11

We began production and making deliveries of our first production vehicle (the R1T) in September 2021. During September 2021, we produced 12 and delivered 11 R1T vehicles.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We are a growth stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

•	Our limited operating history makes it difficult for us to evaluate our future business prospects.

•	Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

•

We expect that a significant portion of our initial revenue will be from one customer that is an affiliate of one of our principal stockholders. If we are unable to maintain this relationship, or if this customer purchases significantly fewer vehicles than we currently anticipate or none at all, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

•	The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

•	We face significant challenges as a new entrant into the automotive industry.

•	The automotive market is highly competitive, and we may not be successful in competing in this industry.

•	We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

•

We depend upon third parties to manufacture and to supply key semiconductor chip components necessary for our vehicles. We do not have long-term agreements with all of our semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there is a global shortage, we may not be able to find alternative sources in a timely manner and our business would be adversely impacted.

•	We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

•

We may experience significant delays in the design, manufacture, financing, regulatory approval, launch and delivery of our vehicles, which could harm our business, prospects, financial condition, results of operations, and cash flows.

•	We are highly dependent on the services and reputation of Robert J. Scaringe, our Founder and Chief Executive Officer.

•

We are dependent on our existing suppliers, a significant number of which are single or limited source suppliers, and are also dependent on our ability to source suppliers, for our critical components, and to complete the building out of our supply chain, while effectively managing the risks due to such relationships.

•

Breaches in data security, failure of information security systems and privacy concerns could adversely impact our financial condition, subject us to penalties, damage our reputation and brand, and harm our business, prospects, financial condition, results of operations, and cash flows.

•

We are, and may in the future become, subject to patent, trademark and/or other intellectual property infringement claims, which may be time-consuming, cause us to incur significant liability and increase our costs of doing business.

•

Our vehicles are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

•

As a manufacturer engaged in sales directly to consumers, we may face regulatory limitations on our ability to sell and service vehicles directly, which could materially and adversely affect our ability to sell our vehicles.

•

We may be exposed to delays, limitations and risks related to the environmental permits and other permits and approvals required to operate or expand operations at an existing or future manufacturing facility.

Corporate Information

We were incorporated on March 26, 2015 as Rivian Automotive, Inc., a Delaware corporation. Our principal executive offices are located at 14600 Myford Road, Irvine, CA 92606, and our telephone number is (888) 748-4261. Our website address is www.rivian.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Implications of Being Treated As an Emerging Growth Company

We ceased to be an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), as of October 8, 2021 due to our issuance, in a three-year period, of more than $1.0 billion in non-convertible debt securities. However, because we ceased to be an “emerging growth company” after we confidentially submitted to the SEC our registration statement related to this offering, we will be treated as an “emerging growth company” for certain purposes until the earlier of the date we complete this offering and October 8, 2022. As a result, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include, but are not limited to, being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’ discussion and analysis of financial condition and results of operations disclosures, and reduced disclosure obligations regarding executive compensation.

Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period for complying with new or revised accounting standards and, as a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of public companies who have adopted the new or revised accounting standards.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Class A common stock offered by us	135,000,000 shares.

Option to purchase additional shares of Class A common stock	20,250,000 shares.

Class A common stock to be outstanding after this offering	854,170,652 shares (or 874,420,652 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding after this offering	7,825,000 shares.

Total Class A and Class B common stock to be outstanding after this offering	861,995,652 shares (or 882,245,652 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Indication of interest	Prior to the date hereof, the cornerstone investors have indicated an interest in purchasing up to an aggregate of $5.0 billion of shares of our Class A common stock in this offering at the initial public offering price (including $200.0 million of shares of Class A common stock which Amazon has indicated an interest in purchasing). These indications of interest have been made severally and not jointly. The shares of Class A common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters for this offering. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, fewer, or no shares in this offering, or the underwriters may determine to sell more, less or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by the cornerstone investors as they will from any other shares of Class A common stock sold to the public in this offering.

Voting rights	We have two classes of common stock, Class A and Class B common stock. The rights of holders of Class A and Class B common stock are identical, except voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of

Class A common stock at any time and will convert automatically upon certain transfers and in certain other circumstances as described in our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Immediately following the completion of this offering, all outstanding shares of our Class B common stock will be held by an affiliate of Robert J. Scaringe and represent approximately 8.4% of the voting power of our outstanding capital stock following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. See the section titled “Description of Capital Stock” for additional information.
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $7,922 million (or $9,112 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based upon an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for working capital, to fund growth and for other general corporate purposes. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Directed Share Program

At our request, the underwriters have reserved up to 7.0% of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to:

•   eligible U.S. customers who had a standing preorder for an R1T or R1S as of September 30, 2021, and prior to this offering either (i) have an active eligible preorder or (ii) have accepted delivery of their preordered vehicle; and

•   persons who are directors, officers or employees, or who are otherwise associated with us and identified by our officers and directors.

If demand for the program exceeds capacity, we will allocate shares on a pro-rata basis among all eligible participants in the directed share program. Eligible participants who meet more than one criteria, or have placed a preorder for more than one Rivian vehicle, will not be entitled to a greater participation in the program as a result. Any shares sold under the directed share program will not be subject to the terms of any lock-up agreement, except in the case of shares purchased by our officers or directors.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Proposed Nasdaq symbol	“RIVN”

The number of shares of our common stock to be outstanding after this offering is based on 719,170,652 shares of Class A common stock and 7,825,000 shares of Class B common stock outstanding as of June 30, 2021, after giving effect to the Transactions (as defined below), and excludes:

•

66,754,294 shares of Class A common stock issuable upon the exercise of stock options outstanding under the 2015 Long-Term Incentive Plan (the “2015 Plan”) as of June 30, 2021, with a weighted-average exercise price of $11.68 per share;

•

465,000 shares of Class A common stock issuable upon the exercise of stock options outstanding under the 2015 Plan granted subsequent to June 30, 2021, with a weighted-average exercise price of $39.5803 per share;

•	22,534,308 shares of Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding under the 2015 Plan as of June 30, 2021;

•	12,038,797 shares of Class A common stock issuable upon the vesting and settlement of RSUs granted under the 2015 Plan subsequent to June 30, 2021;

•

8,321,072 shares of Class A common stock issued to Forever by Rivian, Inc., a 501(c)(4) social welfare organization, to fund and support our social impact initiative in connection with the completion of this offering (see “Business—Forever” for additional information) based upon an initial public offering price of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the Class A common stock issued to Forever by Rivian, Inc. by approximately 6,000 shares;

•	7,519,482 shares of Class A common stock issuable upon the exercise of warrants outstanding as of June 30, 2021, with an exercise price of $5.72 per share (the “Global Oryx Warrants”);

•

3,723,050 shares of Class A common stock issuable upon the exercise of a warrant outstanding as of June 30, 2021, with an exercise price of $9.09 per share, which warrant is exercisable to purchase shares of our Series C preferred stock (the “Series C Warrant”) and will automatically convert to a warrant to purchase an equivalent number of shares of our Class A common stock upon the completion of this offering (the “Preferred Warrant Conversion”);

•

98,242,632 additional shares of our Class A common stock reserved for future issuance under the 2021 Incentive Award Plan (the “2021 Plan”), which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our Class A common stock reserved for future issuance under the 2021 Plan; and

•

22,057,535 shares of our Class A common stock that will become available for future issuance under the 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which will become effective in connection with this offering, and shares of our Class A common stock that become available pursuant to provisions in the 2021 ESPP that automatically increase the share reserve under the 2021 ESPP.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under the 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under the 2021 Plan, and we will cease granting awards under the 2015 Plan. The 2021 Plan and 2021 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Incentive Compensation Plans” for additional information.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 50-for-1 forward stock split of our common stock and contingently redeemable convertible preferred stock, effected on December 20, 2019;

•

the reclassification of all outstanding shares of common stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering, and the subsequent exchange of an aggregate of 7,825,000 shares of Class A common stock held by an affiliate of Robert J. Scaringe, our Founder and Chief Executive Officer, into an equivalent number of shares of Class B common stock in connection with the completion of this offering pursuant to the terms of an exchange agreement to be entered into with us, which transactions we collectively refer to as the “Common Stock Reclassification and Exchange”;

•

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering (the “Preferred Conversion”);

•	the Preferred Warrant Conversion;

•

the net exercise of outstanding warrants to purchase 250,000 shares of our Class A common stock with a weighted average exercise price of $5.66 per share (the “Common Warrants”) into 226,230 shares of our Class A common stock, each of which will terminate if not exercised prior to the completion of this offering;

•

the automatic conversion of $2.5 billion in aggregate principal amount of our 2021 Convertible Notes, plus accrued interest (if any), into an aggregate of 49,431,537 shares of our Class A common stock immediately prior to the completion of this offering (the “Convertible Notes Conversion”), assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would decrease the Class A common stock issued in the Convertible Notes Conversion by 817,050 shares, and each $1.00 decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase the Class A common stock issued in the Convertible Notes Conversion by 844,983 shares;

•	no exercise of outstanding options, the Global Oryx Warrants or the Series C Warrant referred to above or vesting and settlement of outstanding RSUs referred to above after June 30, 2021;

•	no exercise by the underwriters of their option to purchase up to 20,250,000 additional shares of our Class A common stock; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

Unless otherwise specified or context otherwise requires, we refer to the Common Stock Reclassification and Exchange, the Preferred Conversion, the Preferred Warrant Conversion, the Convertible Notes Conversion and the net exercise of the Common Warrants collectively as the “Transactions.” See the section titled “Description of Capital Stock” for additional information regarding the Transactions.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. The summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, and cash flows for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For The Years Ended December 31,		For The Six Months Ended June 30,
	2019	2020	2020	2021

	(in millions, except per share data)

Consolidated Statements of Operations Data:

Operating expenses:

Research and development	$301	$766	$292	$683

Selling, general, and administrative	108	255	89	307

Total operating expenses	409	1,021	381	990

Loss from operations	(409)	(1,021)	(381)	(990)

Other (expense) income, net

Interest income	18	10	8	1

Interest expense	(34)	(8)	(4)	(6)

Other (expense) income, net	(1)	1	—	1

Loss before provision for income taxes	(426)	(1,018)	(377)	(994)

Provision for income taxes	—	—	—	—

Net loss	$(426)	$(1,018)	$(377)	$(994)

Per share data:

Net loss attributable to common stockholders, basic and diluted	$(426)	$(1,019)	$(377)	$(994)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.35)	$(10.09)	$(3.77)	$(9.84)

Weighted-average common shares outstanding, basic and diluted(1)	98	101	100	101

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1,2)		$(3.56)		$(1.47)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1,2)		529		678

(1)

See Note 13 “Net Loss Per Share” to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

(2)	Pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2020 and for the six months ended June 30, 2021 has been computed to give effect to:
(i)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;

(ii)

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering;

(iii)

the net exercise of 250,000 outstanding warrants into 226,230 shares of our Class A common stock immediately prior to the completion of this offering, assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(iv)

$370 million of stock-based compensation expense to be recognized for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering; and

(v)

the issuance of 8,321,072 shares of our Class A common stock to Forever by Rivian, Inc. to fund and support our social impact initiative in connection with the completion of this offering and an associated non-cash charge of approximately $495 million, estimated based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

The following table sets forth the computation of the pro forma basic and diluted net loss per share assuming the offering is completed as of January 1, 2020:

	Year Ended December 31, 2020	Six Months Ended June 30, 2021
	(in millions, except per share data)

Numerator

Net loss attributable to Rivian	$(1,018)	$(994)

Less: Premium on repurchase of contingently redeemable convertible preferred stock	(1)	—

Net loss attributable to common shareholders	$(1,019)	$(994)

Pro forma adjustment to add back premium on repurchase of contingently redeemable convertible preferred stock	1	—

Pro forma stock-based compensation expense attributable to RSU and option awards	(370)	—

Pro forma adjustment to reflect non-cash expense related to the donation of Class A common stock to fund Forever by Rivian, Inc.	(495)	—

Pro forma net loss attributable to common shareholders, basic and diluted	$(1,883)	$(994)

Denominator

Weighted average common shares outstanding - basic and diluted	101	101

Pro forma adjustment to reflect the conversion of contingently redeemable convertible preferred stock	420	569

Pro forma adjustment to reflect the net exercise of Common Stock Warrants prior to IPO	—	—

Pro forma adjustment to reflect the donation of Class A common stock to fund Forever by Rivian, Inc.	8	8

Pro forma weighted average shares used in computing pro forma net loss per share attributable to common shareholders, basic and diluted	529	678

Pro forma net loss per share attributable to common shareholders, basic and diluted	$(3.56)	$(1.47)

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in millions)

Consolidated Balance Sheet Data:

Cash and cash equivalents(4)	$3,658	$7,383	$15,305

Working capital(5)	3,040	6,765	14,687

Total assets	6,491	10,216	18,138

Total liabilities	972	2,197	2,197

Contingently redeemable convertible preferred stock	7,894	—	—

Additional paid-in capital	305	11,068	19,485

Accumulated deficit	(2,680)	(3,050)	(3,545)

Total stockholders’ deficit	(2,375)	8,019	15,941

(1)	The pro forma balance sheet column in the table above has been computed to give effect to:
(i)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;
(ii)

the reclassification of 101,473,375 outstanding shares of common stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering, and the subsequent exchange of an aggregate of 7,825,000 shares of Class A common stock held by an affiliate of Robert J. Scaringe, our Founder and Chief Executive Officer, into an equivalent number of shares of Class B common stock in connection with the completion of this offering;

(iii)

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering;

(iv)

the automatic conversion of $2.5 billion in aggregate principal amount of our 2021 Convertible Notes into an aggregate of 49,431,537 shares of our Class A common stock immediately prior to the completion of this offering, after applying the applicable discount of 15% to the assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(v)

the net exercise of 250,000 outstanding warrants into 226,230 shares of our Class A common stock immediately prior to the completion of this offering, assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(vi)	the issuance of $1.25 billion aggregate principal amount of senior secured floating rate notes due 2026, net of a $25 million original issue discount; and
(vii)

$370 million of stock-based compensation expense to be recognized for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering.

(2)

The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (1) above, (ii) the issuance of 8,321,072 shares of our Class A common stock to Forever by Rivian, Inc. in connection with the completion of this offering and an associated non-cash charge of approximately $495 million, estimated based on the initial public offering price of $59.50 per share, and (iii) the sale of 135,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ deficit by approximately $133 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, total assets, additional paid-in capital and total stockholders’ deficit by $59 million, assuming that the initial public offering price per share remains at $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	See “—Recent Developments—Estimated Preliminary Results for the Three Months Ended September 30, 2021” for the preliminary estimate of cash and cash equivalents as of September 30, 2021.
(5)

We define working capital as current assets less current liabilities. See our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

We are a growth stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred net losses since our inception, including net losses of $426 million and $1.0 billion for the years ended December 31, 2019 and 2020, respectively. We believe that we will continue to incur operating and net losses in the future while we grow, including following our initial generation of revenues from the sale of our vehicles, which began with the R1T in September 2021, to be followed by the R1S and EDV planned for December 2021, but which may occur later than we expect or not at all. We do not expect to be profitable for the foreseeable future as we invest in our business, build capacity and ramp up operations, and we cannot assure you that we will ever achieve or be able to maintain profitability in the future. Even if we are able to successfully develop our vehicles and attract customers, there can be no assurance that we will be financially successful. For example, as we expand our product portfolio, including the introduction of lower-priced vehicles, and expand internationally, we will need to manage costs effectively to sell those products at our expected margins. Failure to become profitable would materially and adversely affect the value of your investment. If we are ever to achieve profitability, it will be dependent upon the successful development and commercial introduction and acceptance of our consumer vehicles, such as the R1T and R1S, our commercial fleet vehicles, such as the EDV, and our services, which may not occur.

Our limited operating history makes it difficult for us to evaluate our future business prospects.

We are a company with an extremely limited operating history and have not generated material revenue from sales of our vehicles or other products and services to date. As we attempt to transition from research and development activities to production and sales, it is difficult, if not impossible, to forecast our future results, and we have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that our estimates related to the costs and timing necessary to complete the design and engineering of the R1S, EDV, and our other commercial products, will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. In addition, we have engaged in limited marketing activities to date, so even if we are able to bring the R1S or other commercial products to market, on time and on budget, there can be no assurance that customers will embrace our products in significant numbers. Market conditions, many of which are outside of our control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, fuel and energy prices, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, will impact demand for the R1T, R1S, EDV, and our other commercial products, and ultimately our success.

Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

Our business depends in large part on our ability to develop, manufacture, market and sell our vehicles. Our initial deliveries for the R1T and R1S were and are, respectively, delayed, and our production ramp is taking longer than originally expected due to a number of reasons. The cascading impacts of the COVID-19 pandemic have impacted our business and operations from facility construction to equipment installation to vehicle component supply.

We released our first consumer vehicle, the R1T, in September 2021 and plan to launch the R1S in December 2021 following the completion of ongoing vehicle validation and all required testing, and, in conjunction with the launch of future commercial products, may need to manufacture our vehicles in increasingly higher volumes than our present production capabilities at our manufacturing facility in Normal, Illinois (the “Normal Factory”). We have no experience as an organization in high volume manufacturing of EVs. The continued development of and the ability to manufacture our vehicles at scale, including the R1T, R1S, and commercial fleet vehicles, such as the EDV, and other commercial products are and will be subject to risks, including with respect to:

•	our ability to secure necessary funding;

•

our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software, or services necessary to engineer or manufacture parts or components of our vehicles;

•	securing necessary components, services, or licenses on acceptable terms and in a timely manner;

•	delays by us in delivering final component designs to our suppliers;

•	our ability to accurately manufacture vehicles within specified design tolerances;

•	quality controls, including within our manufacturing operations, that prove to be ineffective or inefficient;

•	defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, including product recalls, and design changes;

•	delays, disruptions or increased costs in our supply chain, including raw material supplies;

•	other delays, backlog in manufacturing and research and development of new models, and cost overruns;

•	obtaining required regulatory approvals and certifications;

•	compliance with environmental, safety, and similar regulations; and

•	our ability to attract, recruit, hire, retain and train skilled employees.

We do not expect to make initial deliveries of the R1S and EDV until December 2021. Our ability to develop, manufacture and obtain required regulatory approvals for vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven. Our vehicles may not meet customer expectations and may not be commercially viable.

Historically, automobile customers have expected car manufacturers to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing models. To date, we have limited experience, as a company, designing, testing, manufacturing, marketing, and selling our vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We expect that a significant portion of our initial revenue will be from one customer that is an affiliate of one of our principal stockholders. If we are unable to maintain this relationship, or if this customer purchases significantly fewer vehicles than we currently anticipate or none at all, our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected.

To date, we have generated minimal revenue from the initial sales of our R1T vehicles and have not generated any revenue from the sales of our other vehicles. Our future success depends on us commencing commercial sales and attracting a large number of customers for our vehicles. In the near-term, however, we expect that a significant portion of our revenue will be from Amazon Logistics, Inc. (“Logistics”). Amazon is the parent company of both Logistics and Amazon.com NV Investment Holdings LLC (“NV Holdings”), which holds shares of our capital stock representing 19.8% of our voting power as of September 30, 2021, after giving effect to the Transactions but prior to the issuance of Class A common stock in this offering.

In February 2019, we entered into a commercial letter agreement with Amazon, and in September 2019, we entered into a related framework agreement with Logistics. We refer to these agreements, together with any work orders, purchase orders, related agreements and amendments thereunder or thereto, collectively, as the “EDV Agreement.” Under the EDV Agreement, we and Logistics have agreed to collaborate to design, develop, manufacture, and supply EDVs and/or certain component parts and related services for use in Amazon’s last mile delivery operations. We also have agreed under the EDV Agreement that until the fourth anniversary of when Logistics first receives EDVs (the “Initial Delivery Date”), whether or not Logistics purchases any EDVs from us, we will exclusively provide last mile delivery vehicles to Amazon, and from the fourth anniversary to the sixth anniversary of the Initial Delivery Date, Amazon will have a right of first refusal to purchase last mile delivery vehicles that we produce. Under the EDV Agreement, Logistics has the right to decide how many EDVs to purchase, which may be fewer than expected, or delay the delivery of such purchases. Certain factors outside of our control may influence Logistics’ decision as to the number of EDVs to purchase from us and the timing of delivery, including Logistics’ ability to deploy a charging infrastructure across their delivery stations.

While the EDV Agreement provides that we will be reimbursed for certain development costs, it does not include any minimum purchase requirements or otherwise restrict Logistics from developing vehicles or collaborating with, or purchasing similar vehicles from, third parties. The EDV Agreement may be terminated by either party with or without cause, subject to compliance with certain termination provisions. If we fail to adequately perform under the EDV Agreement, if fewer EDVs are purchased than we anticipate, or if either party terminates the EDV Agreement for any reason, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our vehicles and the associated services we will provide to our customers. As of October 31, 2021, we had accepted preorders for approximately 55,400 R1Ts and R1Ss in the United States and Canada. Preorders are not commitments to purchase our R1T or R1S and are subject to cancelation by customers. If our existing preorder and prospective customers do not perceive our vehicles and services to be of sufficiently high value and quality, cost competitive and appealing in aesthetics or performance, or if the final production version of the R1S is not sufficiently similar to the drivable design prototypes, we may not be able to retain our current preorder customers or attract new customers, and our business, prospects, financial condition, results of operations, and cash flows would suffer as a result. In addition, we may incur significantly higher and more sustained advertising and promotional expenditures than we have previously incurred to attract customers. Further, our future success will also depend in part on securing additional commercial agreements with businesses and/or fleet operators for our commercial vehicles. To date, we have limited experience selling our EVs and we may not be successful in attracting and retaining a large number of consumer and commercial customers. If, for any of these reasons, we are not able to attract and maintain consumer and commercial customers, our business, prospects, financial condition, results of operations, and cash flows would be materially harmed.

We face significant challenges as a new entrant into the automotive industry.

We have a short operating history in the automobile industry, which is continuously evolving. We have no experience as an organization in high volume manufacturing of EVs. We cannot assure you that we will be able to develop efficient, automated, cost-efficient manufacturing capability and processes, and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass produce the R1T, R1S, EDV, and future vehicles.

We also believe that our service offerings, including consumer confidence in our ability to provide and expand our charging solutions, as well as our ability to honor our obligations under our services packages and consumer and commercial subscriptions will be key factors in marketing our vehicles. As a result, consumers will be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry. If we fail to adequately address any or all of these risks and challenges, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies. Many of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products than we may devote to our products. We expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. In addition, as fleet operators begin transitioning to EVs on a mass scale, we expect that more competitors will enter the commercial fleet EV market. Under the EDV Agreement, we have granted Amazon certain exclusivity and first refusal rights which will initially restrict our ability to contract with other commercial customers. See “—We expect that a significant portion of our initial revenue will be from one customer that is an affiliate of one of our principal stockholders. If we are unable to maintain this relationship, or if this customer purchases significantly fewer vehicles than we currently anticipate or none at all, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.” In addition, the existence of our commercial relationship with Amazon, coupled with its significant holdings of our securities, may deter Amazon’s competitors or other third parties from contracting with us. Further, as a result of new entrants in the commercial fleet EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or single-source supply.

Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and TCO, and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may be unable to adequately control the capital expenditures and costs associated with our business and operations.

We have required significant capital to develop and grow our business, including developing our first vehicles to be manufactured at volume, the R1T and R1S, as well as building our brand. We expect to make additional capital expenditures and incur substantial costs as we prepare to commercially launch sales of our vehicles and grow our business, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market our vehicles, costs in connection with expanding our charging networks, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our vehicles but also to control our capital expenditures and costs. As we expand our product portfolio, including the introduction of lower-priced vehicles, we will need to manage costs effectively to sell those products at our expected margins. If we are unable to cost efficiently design, manufacture, market, sell and distribute and service our vehicles and provide our services, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. The prices for these raw materials fluctuate depending on factors beyond our control including market conditions and global demand for these materials and could adversely affect our business, prospects, financial condition, results of operations, and cash flows. Further, any delays or disruptions in our supply chain could harm our business. For example, COVID-19, including associated variants, has caused disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors, materials and equipment necessary for the production of our vehicles, and the various internal designs and processes we have adopted in an effort to remedy or mitigate impacts of such disruptions and delays have resulted in higher costs. In addition, our business also depends on the continued supply of battery cells for our vehicles. We are exposed to multiple risks relating to availability and pricing of quality battery cells. These risks include:

•

the inability or unwillingness of battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of battery cells (including the applicable chemistries) required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of battery cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost, or decrease in the available supply of raw materials used in battery cells, such as lithium, nickel, and cobalt.

Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs and could reduce our margins. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us, and would impact our projected manufacturing and delivery timelines, and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We depend upon third parties to manufacture and to supply key semiconductor chip components necessary for our vehicles. We do not have long-term agreements with all of our semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there is a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted.

Semiconductor chips are a vital input component to the electrical architecture of our consumer and commercial vehicles, controlling wide aspects of the vehicles’ operations. Many of the key semiconductor chips used in our vehicles come from limited or single sources of supply, and therefore a disruption with any one manufacturer or supplier in our supply chain would have an adverse effect on our ability to effectively manufacture and timely deliver our vehicles. Due to our reliance on these semiconductor chips, we are subject to the risk of shortages and long lead times in their supply. We are still in the process of identifying alternative manufacturers for semiconductor chips. We have in the past experienced, and may in the future experience, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of chips in 2021. As a result, our ability to source semiconductor chips used in our vehicles has been adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our vehicles, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our vehicles to fulfill our preorders and to support our growth through sales to new customers would be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of vehicles due to a continuing shortage of semiconductor chips may harm our reputation and discourage additional preorders and vehicle sales, and otherwise materially and adversely affect our business and operations.

We may experience significant delays in the design, manufacture, financing, regulatory approval, launch and delivery of our vehicles, which could harm our business, prospects, financial condition, results of operations, and cash flows.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our vehicles. Our initial deliveries for the R1T and R1S were and are, respectively, delayed, and our production ramp is taking longer than originally expected due to a number of reasons. Although we have not experienced any material increase in cancellations of customer pre-orders to date, any further delay in the financing, design, manufacture, regulatory approval, launch or delivery of our vehicles could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could cause liquidity constraints. Vehicle manufacturers often experience delays in the design, manufacture, and commercial release of new products. To the extent we delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to establish or grow our market share. Furthermore, we rely on third-party suppliers for the provision and development of the key components and materials used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components we could experience delays in delivering on our timelines. See “—We could experience cost increases or disruptions in supply of raw materials or other components used in our vehicles.”

We have no experience to date in high volume manufacturing of our vehicles. Even if we are successful in developing our high-volume manufacturing capability and processes and in reliably sourcing our component supply, we cannot assure that we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or in satisfaction of the requirements of customers.

Furthermore, prior to mass production of the R1T, R1S, and our commercial products, we will need the vehicles to be fully designed and engineered and be approved for sale according to differing requirements, including but not limited to regulatory requirements, in the different geographies we intend to launch our vehicles. If we encounter delays in any of these matters, we may consequently delay our deliveries of our vehicles and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We are highly dependent on the services and reputation of Robert J. Scaringe, our Founder and Chief Executive Officer.

We are highly dependent on the services and reputation of Robert J. Scaringe, our Founder and Chief Executive Officer. Dr. Scaringe is a significant influence on and driver of our business plan. If Dr. Scaringe were to discontinue his service due to death, disability or any other reason, or if his reputation is adversely impacted by personal actions or omissions or other events within or outside his control, we would be significantly disadvantaged.

In addition, we expect that Dr. Scaringe will serve on the board of directors of Forever by Rivian, Inc., a 501(c)(4) social welfare organization, and the Rivian Foundation, a 501(c)(3) non-operating private foundation. See “Business—Forever” for additional information. His position as a director of the Rivian Foundation and Forever by Rivian, Inc. may give rise to fiduciary or other duties in conflict with the duties he owes to us. Furthermore, Dr. Scaringe may have significant duties, and may devote a substantial amount of time serving, as a member of the board of directors of the Rivian Foundation and Forever by Rivian, Inc., which may compete with his ability to devote a sufficient amount of attention toward his obligations to us, or to day-to-day activities of our business.

We are dependent on our existing suppliers, a significant number of which are single or limited source suppliers, and are also dependent on our ability to source suppliers, for our critical components, and to complete the building out of our supply chain, while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to enter into supplier agreements and maintain our relationships with existing suppliers who are critical and necessary to the output and production of our vehicles. The supply agreements we have, and may enter into with suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If our suppliers become unable to provide, or experience delays in providing, components, or if the supply agreements we have in place are terminated, it may be difficult to find replacement components. Additionally, our products contain thousands of parts that we purchase from hundreds of mostly single- or limited-source suppliers, for which no immediate or readily available alternative supplier exists. While we believe that we would be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Further, any such alternative suppliers may be located a long distance from our single manufacturing facility in Normal, Illinois, which may lead to increased costs or delays. In addition, as we evaluate opportunities and take steps to insource certain components and parts, supply arrangements with current or future suppliers (with respect to other components and parts offered by such suppliers) may be available on less favorable terms or not at all. Changes in business or macroeconomic conditions, governmental regulations and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers. The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products and services.

In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any disruption could affect our ability to deliver vehicles and could increase our costs and negatively affect our liquidity and financial performance.

Also, if a supplied vehicle component becomes the subject of a field action, including a product recall, we would be required to find an alternative component, which could increase our costs and cause vehicle production delays. Additionally, we may become subject to costly litigation surrounding the component.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our long-term results depend upon our ability to successfully introduce and market new products and services, which may expose us to new and increased challenges and risks.

Our growth strategy depends, in part, on our ability to successfully introduce and market new products and services, such as financing, insurance, vehicle services, charging solutions, vehicle resale, as well as membership and software services for consumer customers and fleet management for commercial customers (see “Business—Services”). If we experience significant future growth, we may be required not only to make additional investments in our ecosystem and workforce, but also to expand our distribution infrastructure and customer support or expand our relationships with various partners and other third parties with whom we do business.

As we introduce new products and services or refine, improve or upgrade versions of existing products and services, we cannot predict the level of market acceptance or the amount of market share these products or services will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new products and services in the future. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product refinement, research and development, and sales and marketing. We will need additional capital for product development and refinement, and this capital may not be available on terms favorable to us, if at all, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

To date, we have no sustained experience servicing or repairing our vehicles in the field or providing financing or insurance services for our vehicles. Such lack of sustained experience as well as our lack of significant, relevant user data relating to these new offerings may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand and the potential profitability of a new product or service.

If we are unable to successfully introduce, integrate, and market new products and services, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

If we fail to scale our business operations or otherwise manage our future growth effectively as we attempt to rapidly grow our company, we may not be able to produce, market, service and sell (or lease) our vehicles successfully.

We intend to expand our operations significantly, which will require hiring, retaining and training new personnel, controlling expenses, establishing facilities and experience centers, and implementing administrative infrastructure, systems, and processes. For example, we currently plan to expand our manufacturing and supply chain operations into international markets. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•	attracting and hiring skilled and qualified personnel to support our expanded operations at existing facilities or operations at any facilities we may construct or acquire in the future;

•	managing a larger organization with a great number of employees in different divisions and geographies;

•	training and integrating new employees into our operations to meet the growing demands of our business;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales, charging and service facilities;

•	managing regulatory requirements and permits, labor issues and controlling costs in connection with the construction of additional facilities or the expansion of existing facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	addressing any new markets and potentially unforeseen challenges as they arise.

Furthermore, we have no experience to date in high volume manufacturing of our vehicles and we cannot assure that we will be able to develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our vehicles as our operations expand. Any failure to effectively manage our growth could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, prospects, financial condition, results of operations, and cash flows.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen the Rivian brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain and strengthen the Rivian brand will depend heavily on our ability to provide high quality EVs and engage with our customers as intended, as well as the success of our customer development and marketing efforts. The automobile industry is intensely competitive, and we may not be successful in building, maintaining, and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union (“EU”) and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely impacted.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Rivian brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners whether or not such publicity related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors’ vehicles.

In addition, from time to time, our vehicles may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our vehicles.

Our passion and focus on delivering a high-quality and engaging Rivian experience may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We are passionate about continually enhancing the Rivian experience with a focus on driving long-term customer engagement through innovative, technologically advanced vehicles and services, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the Rivian experience, which we believe will improve our financial results over the long-term. In the near-term, we will focus significant resources on research and development and sales and marketing to deliver the Rivian experience to our customers, which could impact our short-term financial results. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our customer growth, and our business, prospects, financial condition, results of operations, and cash flows could be harmed.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which subjects us to substantial risk and makes evaluating our business, prospects, financial condition, results of operations, and cash flows difficult.

We plan to sell, finance, and lease our vehicles directly to customers rather than through franchised dealerships, primarily through Rivian customer experience and services centers, subject to obtaining applicable dealer licenses and equivalent permits in such jurisdictions, and digital customer experiences via our online platform. This model of vehicle distribution is relatively new, different from the predominant current distribution model for automobile manufacturers and, with limited exceptions, unproven, which subjects us to substantial risk. We have no experience in selling or leasing vehicles and therefore this model may require significant expenditures and provide for slower expansion than the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies.

Implementing our direct sales and leasing model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges. Further, there are substantial automotive franchise laws in place in many geographies around the world and we might be exposed to significant franchise dealer litigation risks.

If our direct sales and leasing model does not develop as expected or develops more slowly than expected, we may be required to modify or abandon our sales and leasing model, which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters. For example, in October 2021 we experienced a small fire in connection with a thermal runaway event in our battery module line at the Normal Factory. The event was quickly contained, resulted in no injuries or equipment damage, and did not result in production delays as the battery module line was back in service the following morning. We cannot guarantee that similar events will not occur in the future, or that we will be able to contain such events without damage or delay. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the vehicles. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, if we deploy updates to the software (whether to address issues, deliver new features or make desired modifications) and our over-the-air update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers’ vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

There are complex software and technology systems that need to be developed by us and in coordination with vendors and suppliers to reach production for our vehicles, and there can be no assurance such systems will be successfully developed or integrated.

Our vehicles and operations will use a substantial amount of complex third-party and in-house software and hardware. The development and integration of such advanced technologies are inherently complex, and we will need to coordinate with our vendors and suppliers to reach production for our vehicles. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop and integrate the necessary software and technology systems may harm our competitive position.

We rely on third-party suppliers to develop a number of emerging technologies for use in our products, including battery technology and the use of different battery cell chemistries. Certain of these technologies and chemistries are not today, and may not ever be, commercially viable. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. Furthermore, if we experience delays by our third-party suppliers, we could experience delays in delivering on our timelines. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may not realize the benefits of our charging networks, including Rivian Adventure Network Direct Current fast charging sites and Rivian Waypoints.

We continue to deploy our RAN DC fast charging sites (“DCFCs”) and Rivian Waypoints, which are networks of charging stations in the United States designed to provide charging capability to owners of our vehicles. We have initially focused our efforts on strategically deploying our charging stations in those regions with the highest concentration of customer preorders, major interstates as well as targeted destination areas. We intend to expand the charging networks throughout the United States and eventually in other countries, but we may be unable to do so due to a number of factors, including the inability to secure, or delays in securing, suitable locations and permits, problems negotiating leases with landowners, difficulties in interfacing with the infrastructures of various utility companies and greater than expected costs and difficulties of installing, maintaining, and operating the networks. Although the

RAN DCFCs and Rivian Waypoints are intended to address customer concerns regarding long distance travel, as well as enable our customers’ adventures through the strategic placement of charging stations in destination areas, these networks may not result in increased preorders or sales of our vehicles. If we do not realize the benefits of our charging networks, our brand and business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

If there is inadequate access to charging stations, our business will be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability of a charging infrastructure. We market our ability to provide our customers with comprehensive charging solutions, including our networks of charging stations, the RAN DCFCs and Rivian Waypoints, as well as the installation of home chargers for users where practicable, and provide other solutions including charging through publicly accessible charging infrastructure. We have very limited experience in the actual provision of our charging solutions to customers and providing these services is subject to challenges, which include:

•	the logistics, including any delays or disruptions, of rolling out and supporting our RAN DCFCs and Rivian Waypoints and teams in appropriate areas;

•	successful integration with existing third-party charging networks;

•	inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, charging equipment or real or personal property;

•	access to sufficient charging infrastructure;

•	obtaining any required permits, land use rights and filings;

•	the potential for lack of customer acceptance of our charging solutions; and

•	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase our vehicles because of the lack of a more widespread charging infrastructure. Although we intend to expand our charging networks throughout the United States and eventually in other countries to address customer concerns, we may also be unable to expand RAN DCFCs and/or Rivian Waypoints as fast as we intend or as the public expects, or to place the charging stations in places our customers believe to be optimal. Further, to provide our customers with access to sufficient charging infrastructure, we will rely on the availability of, and successful integration of our vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for EVs, including ours. For example, where charging bays exist, the number of vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our reputation and business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

Our vehicles will make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within our vehicles will make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our vehicles could occur, which could result in bodily injury or death and could subject us to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business, prospects, financial condition, results of operations, and cash flows.

We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue and profits. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We will be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. Currently, there is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our results of operations in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our customers could be delayed, which would harm our business, prospects, financial condition, results of operations, and cash flows.

As the scale of our vehicle production increases, we will also need to accurately forecast, purchase, warehouse, and transport components at high volumes to our manufacturing facility. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation, and write-off costs, which may harm our business, prospects, financial condition, results of operations, and cash flows.

We have minimal experience servicing and repairing our vehicles. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

We have minimal experience servicing and repairing our vehicles. Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although we are planning to internalize most aspects of vehicle service over time, initially we plan to partner with third parties to enable nationwide coverage for roadside and off-road assistance and collision repair needs. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of EVs we deliver increases.

In addition, a number of states currently impose limitations on the ability of manufacturers to directly service vehicles. The application of these state laws to our operations would hinder or impede our ability to provide services for our vehicles from a location in every state. As a result, if we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our business, prospects, financial condition, results of operations, and cash flows.

As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect our business, prospects, financial condition, results of operations, and cash flows. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

Preorders for our vehicles are cancellable and fully refundable.

Deliveries of the R1T began in September of 2021 and deliveries of the R1S are not expected to begin until December 2021, and may occur later or not at all. As a result, we offer waitlist preorders for consumers with a cancellable and fully refundable deposit of $1,000. Deposits paid to preorder the R1T and R1S are cancellable by the customer until the customer enters into a lease or purchase agreement. Because all of our preorders are cancellable, it is possible that a significant number of customers who submitted preorders for our vehicles may not purchase vehicles.

The potentially long wait from the time a preorder is made until the time the vehicle is delivered, and any delays beyond expected wait times, could also impact consumer decisions on whether to ultimately make a purchase. Any cancellations could harm our business, prospects, financial condition, results of operations, and cash flows.

The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles or increase our operating costs.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the ICE or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles with the latest technology. However, our vehicles may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our vehicles. Additionally, the introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

We will be subject to risks associated with autonomous driving technology.

Our vehicles are being designed with connectivity for an autonomous hardware suite and will offer some autonomous functionality. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on driver interactions, and drivers may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny, and further regulation. Moreover, any incidents related to autonomous driving systems of our competitors could adversely affect the perceived safety and adoption of our vehicles and autonomous driving technology more broadly. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers or satisfy changing regulatory requirements which would require us to redesign, modify or update our autonomous hardware and related software systems.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt, EVs.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, and even if EVs become more mainstream, consumers choosing us over other electric vehicle manufacturers. Demand for EVs may be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

In addition, the demand for our vehicles and services will highly depend upon the adoption by consumers of new energy vehicles in general and EVs in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Other factors that may influence the adoption of alternative fuel vehicles, and specifically EVs, include:

•

perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other manufacturers;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle systems;

•	range anxiety, including the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	the availability of new energy vehicles;

•	the availability of service and charging stations for EVs;

•	the costs and challenges of installing home charging equipment, including for multi-family, rental, and densely populated urban housing;

•	the environmental consciousness of consumers, and their adoption of EVs;

•

the occurrence of negative incidents, or perception that negative incidents have occurred, with respect to our or our competitors’ EVs resulting in adverse publicity and harm to consumer perceptions in EVs generally;

•	the higher initial upfront purchase price of EVs, despite lower cost of ongoing operating and maintenance costs, compared to internal combustion engines vehicles;

•	perceptions about and the actual cost of alternative fuel;

•	regulatory, legislative and political changes; and

•	macroeconomic factors.

We will also depend upon the adoption of EVs by operators of commercial vehicle fleets for future growth, and on our ability to produce, sell and service vehicles that meet their needs. The entry of commercial EVs is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using EVs in their businesses. This process has been slow to date. As part of our sales efforts, we must educate fleet managers as to the economical savings during the life of the vehicle and the lower “total cost of ownership” of our vehicles. As such, we believe that operators of commercial vehicle fleets will consider many factors when deciding whether to purchase our commercial EVs (or commercial EVs generally), including the factors set forth above, as well as:

•	corporate sustainability initiatives;

•	the availability of tax and other governmental incentives to purchase and operate EVs and future regulations requiring increased use of nonpolluting vehicles;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; and

•	the quality and availability of service for the vehicle, including the availability of replacement parts.

The demand for EVs depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified our regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs could be reduced, and our business, prospects, financial condition, results of operations, and cash flows may be harmed.

Gasoline and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for EVs may decrease, which would materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Any reduction, elimination, or discriminatory application of government subsidies and economic incentives because of policy changes, or the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle or other reasons, may result in the diminished competitiveness of the alternative fuel and electric vehicle industry generally or our vehicles in particular. Additionally, federal, state and local laws may impose additional barriers to electric vehicle adoption, including additional costs. For example, many states have enacted laws imposing additional registration fees for certain hybrid and EVs to support transportation infrastructure, such as highway repairs and improvements, which have traditionally been funded through federal and state gasoline taxes. Any of the foregoing could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition, results of operations, and cash flows.

While certain tax credits and other incentives for alternative energy production, alternative fuel, and EVs have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our business, prospects, financial condition, results of operations, and cash flows could be harmed.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives, including regulatory credits, for which we may apply or on which we may rely. As a result, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

We may apply for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel, and EVs and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from the United States, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

In addition, we earn tradable credits in the operation of our business under various regulations related to zero-emission vehicles (“ZEVs”), greenhouse gas (“GHG”), fuel economy, renewable energy and clean fuel. For example, the federal Corporate Average Fuel Economy (“CAFE”), GHG emissions standards and the state-level ZEV mandates create a credit-trading program to reduce compliance costs for vehicle manufacturers and to allow flexibility for meeting such requirements. These programs allow automakers the flexibility to earn CAFE and ZEV credits by exceeding the standard in a given model year, which credits can either be applied to shortfalls in future years or traded to other automakers. We intend to sell these credits to other regulated entities who can use the credits to comply with emission standards, renewable energy procurement standards and other regulatory requirements. Such regulatory credits may become more difficult to obtain or decrease in value over time. The future of such programs is uncertain at this time. In 2020, the U.S. Environmental Protection Agency (“EPA”) and the National Highway Traffic Safety Administration (“NHTSA”) enacted the Safer Affordable Fuel-Efficient (“SAFE”) Vehicles rule that, among other things, established less stringent fuel economy and GHG standards for model years 2021 through 2026, and sought to strip California of the ability to set its own fuel economy and vehicle emissions standards, which other states could then follow. With the change in Administration, changes to the SAFE Vehicles rule have been proposed, including more stringent standards than under the SAFE Vehicles rule and reinstatement of California’s ability to establish its own standards with other states able to follow California. Final changes are expected by the end of 2021. Delay in the effective reinstatement date of California and state authority, or a failure to increase the stringency of the fuel economy and GHG standards, could eliminate or reduce the value of certain regulatory credits. As a result, uncertainty remains about the future of the federal standards and the value of credits earned under them. In addition, it is possible other states may not adopt California’s existing emission and ZEV requirements, or do so in a way that devalues such credits, and new entrants to the electric vehicle and last-mile-delivery market could drive down relevant compliance credit valuations. While we cannot predict such outcomes at this time, any of the above developments could impede our ability to earn and/or sell such credits and may have a negative impact on our business, prospects, financial condition, results of operations, and cash flows in the future.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

In certain regions, including North America and Europe, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. If interest rates rise, market rates for new vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase or lease our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We will be subject to risks associated with exchange rate fluctuations, interest rate changes and credit risk.

We intend to operate in numerous markets worldwide and as such will be exposed to risks stemming from fluctuations in currency and interest rates. The exposure to currency risk will be mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities.

We may use various forms of financing to cover future funding requirements for our activities and changes in interest rates can affect our net revenues, finance costs and margins.

In addition, although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Insufficient warranty reserves to cover future warranty claims could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

As our vehicles enter production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected. We expect to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, as we have only recently begun production of the R1T, we have limited operating experience with our vehicles, and therefore no experience with warranty claims for these vehicles or with estimating warranty reserves. In the future, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.

Future field actions, including product recalls, could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Any field action, including a product recall, in the future, whether initiated by us or a supplier, and whether the field action involves our or a competitor’s product, may result in adverse publicity, damage our reputation, and adversely affect our business, prospects, financial condition, results of operations, and cash flows. In the future, we or one of our suppliers may, voluntarily or involuntarily, initiate a recall if any of our vehicles or components (including our battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense, the possibility of lawsuits, and diversion of management’s attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, financial condition, results of operations, and cash flows.

We will become subject to product liability claims, which could harm our business, prospects, financial condition, results of operations, and cash flows if we are not able to successfully defend or insure against such claims.

We will become subject to product liability claims, which could harm our business, prospects, financial condition, results of operations, and cash flows. The automobile industry experiences an abundance of product liability claims. We face the risk of significant monetary exposure to claims in the event our vehicles do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited field experience of our vehicles and because we are a new entrant into the market. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which would have material adverse effect on our brand, business, prospects, financial condition, results of operations, and cash flows. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation and business, prospects, financial condition, results of operations, and cash flows. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we face liability for our products and are forced to make a claim under our policies.

Initially, and for the foreseeable future, we will depend on revenue generated from a limited number of models.

We began making initial deliveries of our first consumer vehicle, the R1T, in September of 2021 and plan to launch the R1S and EDV in December 2021 following the completion of ongoing vehicle validation and all required testing. As a result, initially, and for the foreseeable future, we will depend on revenue generated from a limited number of models. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer’s fleet and new and improved vehicle models to be introduced frequently. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume, business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

We will face risks associated with potential international operations, including unfavorable regulatory, political, currency, tax, and labor conditions, which could harm our business, prospects, financial condition, results of operations, and cash flows.

Our business plan includes operations in international markets, including initial manufacturing and supply activities, and sales, in select markets in Europe, and eventual expansion into other international markets. We will face risks associated with any potential international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Furthermore, conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have no experience to date selling or leasing and servicing our vehicles internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell or lease our vehicles and require significant management attention. These risks include:

•	conforming our vehicles to various international regulatory requirements where our vehicles are sold and serviced, which requirements may change over time;

•	expenditures related to foreign lawsuits and liability;

•	difficulty in staffing and managing foreign operations;

•	difficulties establishing relationships with, or disruption in the supply chain from, international suppliers;

•	difficulties attracting customers in new jurisdictions;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any foreign currency swap or other hedging activities we undertake;

•	United States and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	changes in diplomatic and trade relationships;

•	laws and business practices favoring local companies;

•	difficulties protecting or procuring intellectual property rights;

•	political instability, natural disasters, war or events of terrorism and health epidemics, such as the COVID-19 pandemic; and

•	the strength of international economies.

If we fail to successfully address these risks, our business, prospects, financial condition, results of operations, and cash flows could be materially harmed.

Our business depends substantially on the efforts of our key employees and qualified personnel, and if they are unable to devote a sufficient amount of time and resources to our business, or if we are unable to attract and retain key employees and hire qualified management, technical, electric vehicle and software engineering personnel, our ability to compete could be harmed.

Our success depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel. We believe the depth and quality of the experience of our management team in the automotive and technology industries generally, and EVs in particular, is key to our ability to be successful. The loss of any of these individuals could have a material adverse effect on our business operations. As we build our brand and becomes more well known, the risk that competitors or other companies may poach our talent increases. The failure to motivate and retain these personnel could seriously harm our business and prospects.

In addition, we expect that certain of our executive officers and directors will serve on the board of directors of, and may be responsible for leading certain operations of, Forever by Rivian, Inc., a 501(c)(4) social welfare organization, and the Rivian Foundation, a 501(c)(3) non-operating private foundation. See “Business—Forever” for additional information. The positions held by these directors and executive officers may give rise to fiduciary or other duties in conflict with the duties they owe to us. Furthermore, such directors and officers may have significant duties to, and may devote a substantial amount of time serving, Forever by Rivian and the Rivian Foundation, and accordingly may limit their ability to devote a sufficient amount of attention toward their obligations to us, or to day-to-day activities of our business.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation and benefits. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our business strategy.

If we cannot maintain our culture as we grow, we could lose the innovation, teamwork, and passion that we believe contribute to our success and our business may be harmed.

We have invested substantial time and resources into building our culture, and we believe it serves as a critical component of our success. As we continue to grow, including geographical expansion, and developing the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for employees to belong to a union, which can result in higher employee costs, operational restrictions and increased risk of disruption to operations. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, prospects, financial condition, results of operations, and cash flows.

Our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected by the risks related to health epidemics, including the recent COVID-19 pandemic.

We face various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the recent pandemic of respiratory illness caused by a novel coronavirus known as COVID-19 and associated variants. The impact of COVID-19 and associated variants, including changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 and associated variants (some of which may be more transmissible, such as the Delta variant) has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world.

The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact our manufacturing plans, sales and marketing activities, business and results of operations. In addition, various aspects of our business cannot be conducted remotely. These measures by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our manufacturing plans and sales and marketing activities, and our business, prospects, financial condition, results of operations, and cash flows.

Due to operational shutdowns of certain of our direct and indirect suppliers as a result of COVID-19 and associated variants, we experienced delays and shortages of certain parts and materials necessary for the production of our vehicles. In some cases, suppliers were delayed in providing the required parts and/or materials, whereas in other cases, suppliers were able only to fulfill our orders on a partial basis or not at all. As a result of such delays and shortages, we are continuing to adapt our internal designs and processes in an effort to remedy or mitigate impacts on our production timeline, including the release of our first consumer vehicles, the R1T and R1S. Despite such efforts, we cannot be certain these will sufficiently alleviate or mitigate delays or interruptions we may experience in the future, and, to the extent our production timeline is delayed, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

Additionally, the spread of COVID-19 and associated variants has caused us to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine is in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be adversely impacted.

The extent to which the COVID-19 pandemic impacts our business, prospects, financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the existence and severity of COVID-19 variants, the actions to contain the virus or treat its impact (including the availability of vaccines and the speed and extent of vaccine distribution and acceptance), how quickly and to what extent normal economic and operating activities can resume, and whether and to what extent COVID-19 or variants thereof, including the Delta variant which has become widespread in the United States, re-emerge, spread and impact us and our suppliers after normal activities resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to its business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of the COVID-19 pandemic could have a material adverse effect on the demand for our vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our vehicles for other traditional options, increase use of public and mass transportation options or may choose to keep their existing vehicles, and cancel preorders.

There are no comparable recent events that may provide guidance as to the effect of the spread and duration of COVID-19 (and associated variants) and pandemics in general, and, as a result, the ultimate impact of the COVID-19 pandemic or other pandemics is highly uncertain.

Our financial results may vary significantly from period to period due to fluctuations in our product demand, operating costs, working capital, capital expenditures and other factors.

We expect our period-to-period financial results to vary based on our product demand and operating costs, which we anticipate will fluctuate as we continue to design, develop and manufacture new EVs, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Additionally, our revenue from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new EVs or introduce existing EVs to new markets for the first time. Additionally, our revenue from period to period may fluctuate due to seasonality. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of our Class A common stock could fall substantially, either suddenly or over time.

Our business plans require a significant amount of capital. in addition, our future capital needs will require us to sell additional equity or debt securities that will dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

Our capital expenditures will continue to be significant in the foreseeable future as we expand our business, and our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements are uncertain and actual capital requirements may be different from those we currently anticipate. We expect that we will need to seek equity or debt financing in both the near- and long-term to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons will require us to sell additional equity or debt securities. The sale of additional equity or equity-linked securities would dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and covenants that potentially restrict our operations.

If we cannot raise additional funds when we need or want them, our business, prospects, financial condition, results of operations, and cash flows will be materially and adversely affected.

We have incurred a significant amount of debt and may in the future incur additional indebtedness. Our payment obligations under such indebtedness may limit the funds available to us, and the terms of our current or future debt agreements, including the ABL Facility and the indenture governing the 2026 Notes, contain or will contain restrictive covenants that may limit our operating flexibility.

As of June 30, 2021, our total principal amount of outstanding indebtedness was $3.0 million. Subsequent to June 30, 2021, we issued (i) $2.5 billion aggregate principal amount of our 2021 Convertible Notes in July 2021, which we expect will be converted into Class A common stock in connection with this offering in accordance with their terms, and (ii) $1.25 billion aggregate principal amount of our 2026 Notes in October 2021, which will remain outstanding following this offering. As of September 30, 2021, we had no borrowings under the ABL Facility. Subject to the limitations in the terms of our existing and future indebtedness, we and our subsidiaries may incur additional debt in the near-and long-term, secure existing or future debt, or refinance our debt.

We will be required to use a portion of our future cash flows from operations to pay interest and principal on our indebtedness. Such payments will reduce the funds available to use for working capital, capital expenditures and other corporate purposes, and limit our ability to obtain additional financing for working capital, capital expenditures, expansions plans and other investments, which may in turn limit our ability to implement our business strategy, heighten our vulnerability to downturns in our business, the industry, or in the general economy, and prevent us from taking advantage of business opportunities as they arise.

In addition, the credit agreement governing the ABL Facility contains, and future debt agreements may contain, restrictive covenants, that, among other things, limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lenders or terminate the credit agreement governing the ABL Facility or future debt agreements, which may limit our operating flexibility. In addition, the ABL Facility is secured by all of our assets (however if the Fixed Asset Release Date (as defined in the section titled “Description of Certain Indebtedness”) occurs, the ABL Facility will be secured only by certain assets until we incur certain other indebtedness that would require the grant of certain security interests) and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest when due under our facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to comply with the terms of our credit agreement governing the ABL Facility or any future debt agreement, including failing to make scheduled payments or to meet the financial covenants, would adversely affect our business. See the section titled “Description of Certain Indebtedness” for additional information regarding the terms of our existing credit agreement.

Certain of our existing indebtedness is, and indebtedness we incur in the future may be, variable rate, subjecting us to interest rate risk, which could cause our indebtedness service obligations to increase.

Borrowings under the ABL Facility accrue interest at variable rates. As a result, interest rates on the ABL Facility or other variable rate debt obligations could be higher or lower than current levels. If interest rates increase, our debt service obligations on our existing or any future variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

London Interbank Offered Rate (“LIBOR”) and other interest rates that are indices deemed to be “benchmarks” are the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on our existing facilities or our future debt linked to such a “benchmark” and our ability to service debt that bears interest at floating rates of interest. See “Description of Certain Indebtedness—ABL Facility.”

If our vehicle owners customize our vehicles with aftermarket products, or attempt to modify our vehicles’ charging systems, the vehicles may not operate properly, which may create negative publicity and could harm our brand and business.

Automobile enthusiasts may seek to alter our vehicles to modify their performance which could compromise vehicle safety and security systems. Also, customers may customize their vehicles with aftermarket parts that can compromise driver safety. We do not test, nor do we endorse, such changes or products. In addition, customers may attempt to modify our vehicles’ charging systems or use improper external cabling or unsafe charging outlets that can compromise the vehicle systems or expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety and security of our vehicles and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and thus harm our business, prospects, financial condition, results of operations, and cash flows.

We rely on third-party vendors for certain product and service offerings, which exposes us to increased risks.

We contract with third parties to provide certain products and services to our customers, including vehicle financing and insurance. Although we carefully select our third-party vendors, we cannot control their actions. If our vendors fail to perform as we expect, our operations and reputation could suffer if the failure harms the vendors’ ability to serve us and our customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. The use of third-party vendors represents an inherent risk to us that could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Certain of our principal stockholders or their affiliates are or may in the future engage in, and certain of our directors are affiliated with entities that may in the future engage in, business activities similar to those conducted by us which may compete directly or indirectly with us, causing such stockholders or persons to have conflicts of interest.

Certain of our principal stockholders and their affiliates are engaged in similar business activities to those conducted by us, and/or currently or in the future may invest in or otherwise hold securities of businesses that compete directly or indirectly with us. For example, Ford Motor Company (“Ford”), one of our principal stockholders, is a multinational vehicle manufacturer. We are also currently, and may in the future be, a party to commercial agreements with certain of our principal stockholders, such as our EDV Agreement with Amazon. These relationships may give rise to certain conflicts of interest. Accordingly, such stockholders may have different business interests than us or our other stockholders, and may take action or vote their shares in a manner which could adversely impact us or our other stockholders.

Further, following this offering, employees of certain of our principal stockholders and their affiliates will continue to serve on our board of directors and retain their positions with our principal stockholders or their affiliates. Given such relationships, and despite the rules applied by our board of directors to handle conflicts of interest, these individuals’ positions may create, or create the appearance of, conflicts of interest when they are asked to make decisions that could have different implications for such principal stockholders or their affiliates than the decisions have for us or other stockholders.

Risks Related to Information Technology, Intellectual Property, Data Security, and Privacy

Breaches in data security, failure of information security systems and privacy concerns could adversely impact our financial condition, subject us to penalties, damage our reputation and brand, and harm our business, prospects, financial condition, results of operations, and cash flows.

We expect to face significant challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. We collect, transmit and store confidential and personal and sensitive information of our employees and customers, including names, accounts, user IDs and passwords, vehicle information, and payment or transaction related information. We are also subject to certain laws and regulations, such as “Right to Repair” laws, that require us to provide third-party access to our network and/or vehicle systems.

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, denial of service attacks, ransomware attacks and sophisticated nation-state and nation-state supported actors engage in intrusions and attacks that create risks for our (and our suppliers’) internal networks, vehicles, infrastructure, and cloud deployed products and the information they store and process. Although we have implemented security measures to prevent such attacks, our networks and systems may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and as a result, an unauthorized party may obtain access to our systems, networks, or data. We and our suppliers have in the past been subject to ransomware and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively that this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

We may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. A breach in our data security could create system disruptions or slowdowns and provide malicious parties with access to information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our financial condition. Further, any breach in our data security could allow malicious parties to access sensitive systems, such as our product lines and the vehicles themselves. Such access could adversely impact the safety of our employees and customers.

Any actual, alleged or perceived failure to prevent a security breach or to comply with our privacy policies or privacy-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we or our suppliers suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and provide any required notifications, including to regulators and/or individuals, and otherwise respond to any incident, regulatory investigations and enforcement actions, costly litigation, and other liabilities. We would also be exposed to a risk of loss or litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal information. For example, the California Consumer Privacy Act of 2018 (the “CCPA”) imposes a private right of action for certain security breaches that could lead to regulatory scrutiny, fines, private right of action settlements, and other consequences. Where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, personal data in respect of which we are a controller or processor under the General Data Protection Regulation (EU) 2016/679 (the “GDPR”) or U.K. GDPR (as defined below), this could result in fines up to €20 million or 4% of annual global turnover (whichever is higher) under the GDPR or £17.5 million or 4% of total annual global turnover in the case of the U.K. GDPR. We may also be required to notify such breaches to regulators and/or individuals which may result in us incurring additional costs. In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

In addition, we may incur significant financial and operational costs to investigate, remediate and implement additional tools, devices and systems designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and customer and investor confidence in our company, and would materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We collect and process significant information about our customers and their vehicles and are subject to various privacy and consumer protection laws.

In addition to the information we collect from our customers to complete a sale or transaction, we use our vehicles’ onboard electronic systems to capture information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in providing services including vehicle diagnostics, repair, maintenance, insurance, roadside assistance and vehicle emergency services. We also obtain data through the external cameras and sensors incorporated into the vehicle. Further we can, via data collection and analysis, customize and optimize the driving and riding experiences of our vehicles. Our users may in the future choose not to provide this data, which may harm our business and our ability to properly maintain the vehicle. Possession and use of our customers’ driving behavior and other personal data may subject us to legislative and regulatory burdens and risks in the United States and other jurisdictions. We will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe and elsewhere.

A wide variety of state, national, and international laws as well as regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information and other information. Evolving and changing definitions of personal data and personal information within the EU, the United Kingdom, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business. Also, some jurisdictions require that certain types of data be retained on servers within these jurisdictions. Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be applicable to our business, such as the Telephone Consumer Protection Act (as implemented by the Telemarketing Sales Rule), the Controlling the Assault of Non-Solicited Pornography and Marketing Act, and similar state and foreign consumer protection laws. Our failure to comply with applicable laws, directives, and regulations may result in private claims or enforcement actions against us, including liabilities, fines and damage to our reputation, any of which may have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Data protection and privacy-related laws and regulations are evolving and may result in ever increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the EU adopted the GDPR, and the State of California adopted the CCPA. Both the GDPR and the CCPA impose additional regulatory obligations regarding the handling of personal data and further provide certain individual privacy rights to persons whose data is processed.

In the United States, the CCPA became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act (the “CPRA”), which expands upon the CCPA, was passed on November 3, 2020. The CCPA requires (and the CPRA will require) covered companies to, among other things, provide new disclosures to California consumers, and affords such consumers new privacy rights such as the ability to opt-out of certain sales of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for certain security breaches that may increase security breach litigation. Further, Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), another comprehensive state privacy law, that will also be effective January 1, 2023. Also in 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), which goes into effect July 1, 2023. The CCPA, CPRA, VCDPA and CPA may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, the results of our operations or prospects. A number of other proposals exist for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs and materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

By expanding into Europe and the United Kingdom, we will also be subject to the GDPR and the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together referred to as the “U.K. GDPR”). The GDPR, and the national implementing legislation in EU member states, and the U.K. GDPR impose stringent data protection requirements and, where we are acting as a controller, includes requirements to provide detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing data subject rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

The GDPR/U.K. GDPR requires, among other things, that personal information only be transferred outside of the EU/United Kingdom to jurisdictions which have not received an adequacy decision from the European Commission (or equivalent U.K. authority), including the United States, if steps are taken to legitimize and safeguard those data transfers. Furthermore, in July 2020, the Court of Justice of the EU (the “CJEU”) invalidated the E.U.-U.S. Privacy Shield Framework (the “Privacy Shield”), which provided a mechanism for the transfer of data from the European Economic Area (“EEA”)/United Kingdom to the United States, on the grounds that the E.U.-U.S. Privacy Shield failed to offer adequate protections to EEA/United Kingdom personal information transferred to the United States. Further, while the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made it clear that reliance alone on the Standard Contractual Clauses may not necessarily be sufficient to protect data transferred in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. On June 4, 2021 the European Commission published a new set of modular Standard Contractual Clauses providing for an 18 month implementation period. The new Standard Contractual Clauses apply only to the transfer of data outside of the EEA and not the United Kingdom, though the U.K.’s Information Commissioner’s Officer confirmed in May 2021 that it is working on its own set of U.K.-specific Standard Contractual Clauses and launched a public consultation period on its draft international data transfer agreement in August 2021. We are monitoring these developments, but we may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data.

Although the European Commission adopted an adequacy decision on June 28, 2021, allowing the continued flow of personal data from Europe to the United Kingdom, this decision will expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision and is subject to regular review and may be revoked if the United Kingdom diverges from its current adequate data protection laws following Brexit. As supervisory authorities continue to issue further guidance on personal information, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Loss, retention or misuse of certain information and alleged violations of laws and regulations relating to privacy and data security, and any relevant claims, may expose us to potential liability and may require us to expend significant resources on data security and in responding to and defending such allegations and claims.

By expanding into Europe and the United Kingdom, we would also be subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the United Kingdom, informed consent is required for the placement of most cookies or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Additionally, other countries outside of Europe and the United States, including countries we either operate or may in the future operate within, are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, China enacted its Personal Information Protection Law, and Canada introduced the Digital Charter Implementation Act.

Compliance with additional laws and regulations could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Failure to comply with applicable laws and regulations could result in regulatory enforcement actions against us. For example, our misuse of or failure to secure personal information could result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and/or result in significant liability and damage to our reputation and credibility. These possibilities, if borne out, could have a negative impact on revenues and profits. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims and damages as well as reputational harm among consumers, investors, and strategic partners.

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, our interpretations and efforts may have been or may prove to be insufficient or incorrect. We also generally seek to comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection to the extent possible. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with applicable privacy and data security laws and regulations, our privacy policies, or our privacy-related obligations to users or other third parties, or any compromise of security that results in the unauthorized access to or transfer of personal information or other customer data, may result in governmental enforcement actions, litigation, or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which would have an adverse effect on our reputation and business. We may also incur significant expenses to comply with privacy, consumer protection and security standards and controls imposed by laws, regulations, industry standards or contractual obligations.

Any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of our users’ data, or regarding the manner in which the express or implied consent of users for the use and disclosure of such data is obtained - or in how these applicable laws, regulations or industry practices are interpreted and enforced by state, federal and international privacy regulators - could require us to modify our services and features, possibly in a material and costly manner, may subject us to legal claims, regulatory enforcement actions and fines, and may limit our ability to develop new services and features that make use of the data that our users voluntarily share with us.

Any unauthorized control or manipulation of our vehicles’ systems could result in a loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex technology systems. For example, our vehicles are outfitted with built-in data connectivity to install periodic remote updates to improve or update the functionality of our vehicles. We have implemented cryptographic technologies to deliver updates securely from Rivian including a hardware security module to verify the integrity of vehicle software by using cryptographic hashes. We have designed, implemented, and tested security measures intended to prevent cybersecurity breaches or unauthorized access to our information technology networks, our vehicles and their systems, and intend to implement additional security measures as necessary. However, hackers and other malicious actors may attempt in the future to gain unauthorized access to modify, alter, and use networks, vehicle software and our systems to gain control of, or to change, our vehicles’ software or to gain access to data stored in or generated by the vehicle. Errors and vulnerabilities, including zero days, in our information technology systems will be probed by third parties and could be identified and exploited in the future, and our remediation efforts may not be timely or successful. Any unauthorized access to or control of our vehicles or their systems or any unauthorized access to or loss of data could result in risks to our customers, unsafe driving conditions, or failure of our systems, any of which could result in interruptions in our business, legal claims or proceedings which may or may not result in our favor and could subject us to significant liability. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked” and lack appropriate safety controls, could negatively affect our brand and harm our business, prospects, financial condition, results of operations, and cash flows.

We utilize third-party service providers to support our service and business operations and any disruption or delays in service from these third-party providers could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our brand, reputation and ability to attract customers depends on the reliable performance of our vehicles and the supporting systems, technology, and infrastructure. For example, we outfit our vehicles with in-vehicle services and functionality that use data connectivity to monitor performance and capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of these services depend on the continued operation of information technology and communication systems. We primarily rely on Amazon Web Services in the United States to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Our systems and operations are vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within our information systems could target our manufacturing and/or business capabilities limiting the availability and uptime of these systems or eliciting payment from us. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

Problems faced by our third-party cloud service providers with their telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party cloud service providers could decide to close their facilities without adequate notice resulting in loss of service and negative effects in our systems. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

We may not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our business, prospects, financial condition, results of operations, and cash flows.

We are, and may in the future become, subject to patent, trademark and/or other intellectual property infringement claims, which may be time-consuming, cause us to incur significant liability and increase our costs of doing business.

We are involved in, and may in the future become party to additional, intellectual property infringement proceedings. Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary or intellectual property rights that would prevent, limit or interfere with our ability to make, use, develop, sell, lease or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights. Such parties have brought and may in the future bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their intellectual property. In one example, our applications for and uses of trademarks relating to our products, services, or designs, could be found to infringe upon existing trademark rights owned by third parties. As another example, we may not be aware of existing patents or patent applications that could be pertinent to our business as many patent applications are filed confidentially in the United States and are not published until 18 months following the applicable filing date. In the event that a claim relating to intellectual property is asserted against us, our suppliers or our third-party licensors, or if third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may need to seek licenses to such intellectual property or seek to challenge those patents. Even if we are able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of third-party patents may be unsuccessful. Litigation or other legal proceedings relating to intellectual property claims, regardless of merit, may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Further, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•

cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the intellectual property that we allegedly infringe, misappropriate, dilute or otherwise violate;

•	pay substantial royalty or license fees or other damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all;

•	redesign or reengineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or

•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of patent, trade secret (including those in our know-how), and other intellectual property laws, as well as employee and third-

party nondisclosure agreements, intellectual property licenses, and other contractual rights to establish and protect our rights in our technology and intellectual property. Our patent or trademark applications may not be granted, any patents or trademark registrations that may be issued to us may not sufficiently protect our intellectual property and any of our issued patents, trademark registrations or other intellectual property rights may be challenged by third parties. Any of these scenarios may result in limitations in the scope of our intellectual property or restrictions on our use of our intellectual property or may adversely affect the conduct of our business. Despite our efforts to protect our intellectual property rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be successful. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Patent, trademark, and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or that we are the first party to file such a patent application. If another party has filed a patent application for the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If our patents expire or are not maintained, our patent applications are not granted or our patent rights are contested, circumvented, invalidated or limited in scope, we may not be able to prevent others from selling, developing or exploiting competing technologies or products, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We cannot assure you that our pending applications will issue as patents. Even if our patent applications issue into patents, these patents may be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with adequate protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Many of these existing patents and patent applications might have priority over our patent applications and could subject our patents to invalidation or our patent applications to rejection. Finally, in addition to patents and patent applications that were filed before our patents and patent applications, any of our existing or future patents may also be challenged by others on the basis that they are invalid or unenforceable.

We are, and may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by other automotive companies, by suppliers to automotive companies or companies with similar or related technology, products or services. We are, and may in the future become, subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, we may be forced to pay monetary damages or be enjoined from using certain technology, products, services or knowledge. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources. See “—We are, and may in the future become, subject to patent, trademark and/or other intellectual property infringement claims, which may be time-consuming, cause us to incur significant liability and increase our costs of doing business.”

Our use of open source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We use open source software in connection with the development and deployment of our products and services, and we expect to continue to use open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our platform through cyber-attacks. Any of the foregoing risks could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Risks Related to Other Legal, Regulatory, and Tax Matters

Our vehicles are subject to motor vehicle safety standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

All vehicles sold must comply with international, federal, and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the R1T, R1S, EDV, or any future EV model satisfy motor vehicle safety standards in the United States, Canada, the EU or other jurisdictions would have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

As a manufacturer engaged in sales directly to consumers, we may face regulatory limitations on our ability to sell and service vehicles directly, which could materially and adversely affect our ability to sell our vehicles.

Our business plan includes the direct sale of vehicles to individual customers. Many states have laws that may be interpreted to impose limitations on this direct-to-consumer sales model for manufacturers. The application of these state laws to our operations may be difficult to predict. Laws in some states may limit our ability to obtain dealer licenses from state motor vehicle regulators or to own or operate our own service centers. As a result, we may not be able to sell, finance or lease directly to customers in each state in the United States or provide service from a location in every state.

In addition, decisions by regulators permitting us to sell vehicles may be challenged by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. In some states, there have also been regulatory and legislative efforts by dealer associations to interpret laws or propose laws that, if enacted, would prevent us from obtaining dealer licenses in their states given our direct sales model. Dealer associations have also resorted to lawsuits in state courts to challenge our ability to obtain dealer licenses and operate directly even in states that have laws that would otherwise allow us to own and operate retail locations. We expect dealer associations to continue to mount challenges to our business model.

For customers residing in states in which we will not be allowed to sell, lease or deliver vehicles, we must generally conduct the sale out of the state over the internet or telephonically and may have to arrange alternate methods of delivery of vehicles. This could include delivering vehicles to adjacent or nearby states in which we are allowed to directly sell or lease and ship vehicles, and arranging for the customer to transport the vehicles to their home states. These workarounds could add significant complexity, and as a result, costs, to our business. States may also restrict our ability to service vehicles once sold and delivered to customers. Some states, for example, have laws that prohibit manufacturers from providing warranty service in state or restrict the ability for manufacturers to own or operate service operations. A few states have passed legislation that clarifies our ability to operate, but at the same time limits the number of dealer licenses we can obtain or dealerships that we can operate.

The foregoing examples of state laws governing the sale and servicing of motor vehicles are just some of the legal hurdles we face as we sell and service our vehicles. In many states, the application of motor vehicle laws to our sales model is limited in experience, particularly with respect to the sale of new vehicles over the internet. To determine how the laws would apply to our business would require fact-specific analysis of numerous factors of business in the state, including whether we have a physical presence or employees, whether we advertise or conduct other marketing activities, how sale transactions are structured, the volume of sales into the state, and whether the state prohibits manufacturers from acting as dealers.

Internationally, there may be laws in jurisdictions that may restrict our sales or other business practices. While we have analyzed the principal laws in the United States, EU, China, Japan, United Kingdom, and Australia relating to our distribution model and believe we comply with such laws, the laws in this area can be complex, difficult to interpret and may change over time, and thus require ongoing review. Further, we have not performed a complete analysis of all jurisdictions in which we may sell vehicles.

Continued regulatory limitations and other obstacles interfering with our ability to sell vehicles directly to consumers could have a negative and material impact on our business, prospects, financial condition, results of operations, and cash flows.

We may be exposed to delays, limitations, and risks related to the environmental permits and other permits and approvals required to operate or expand operations at an existing or future manufacturing facility.

Operation of an automobile manufacturing facility requires land use and environmental permits and other operating permits from federal, state and local government entities. We currently have all permits necessary to carry out and perform our current plans and operations at our facility. In addition, expansion of operations at our facility, and the construction or operation of any future facility, may require additional land use, environmental and operating permits. Delays, denials or restrictions on any of the applications for or assignment of the permits to operate our facility or any future facility we may acquire or construct could adversely affect our ability to execute on our business plans and objectives.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

As an automobile manufacturer, we and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental, health and safety laws and regulations, including laws relating to the use, handling, storage, and disposal of, and human exposure to, hazardous materials. Environmental, health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental, health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental, health and safety laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

Contamination at properties currently or formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws, including the CERCLA, and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We are subject to substantial and evolving regulation and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business, prospects, financial condition, results of operations, and cash flows.

Our vehicles, and the sale of motor vehicles in general, are subject to substantial regulation under international, federal, state, and local laws. We expect to incur significant costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations, such as:

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the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities, either of which could increase the cost of electricity and thereby the cost of operating an electric vehicle;

•	new state regulations of electric vehicle fees could discourage consumer demand for EVs;

•	the increase of subsidies for alternative fuels such corn and ethanol could reduce the operating cost of vehicles that use such alternative fuels and gasoline, and thereby reduce the appeal of EVs;

•	changes to the regulations governing the assembly and transportation of battery cells could increase the cost of battery cells or make such commodities more difficult to obtain;

•	changes in regulation, for example relating to the noise required to be emitted by EVs, may impact the design or function of EVs, and thereby lead to decreased consumer appeal;

•	changes in regulations governing the range and miles per gallon of gasoline-equivalent calculations could lower our vehicles’ ratings, making EVs less appealing to consumers; and

•	the amendment or rescission of the CAFE standards could reduce new business opportunities for our business.

To the extent the laws change, our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles interfering with our ability to sell or lease vehicles directly to consumers could have a negative and material impact on our business, prospects, financial condition, results of operations, and cash flows.

Our business could be adversely affected by trade tariffs or other trade barriers.

Our business will be subject to the imposition of tariffs and other trade barriers, which may make it more costly for us to export our vehicles to the imposing country. If we experience cost increases as a result of existing or future tariffs, and are unable to pass on such additional costs to our customers, or otherwise mitigate the costs, or if demand for our exported vehicles decreases due to the higher cost, our business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

For example, in recent years the U.S. government has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods which resulted in increased costs for goods imported into the United States. In response to these tariffs, a number of U.S. trading partners have imposed retaliatory tariffs on a wide range of U.S. products, making it more costly for companies to export products to those countries. China and the United States have each imposed tariffs, indicating the potential for further trade barriers which may escalate a nascent trade war between China and the United States. In addition, additional trade restrictions or barriers could be implemented on a broader range of products or raw materials.

We are or will be subject to export control laws, and non-compliance with such laws can subject us to administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We are or will be subject to export control laws, including the Export Administration Regulations administered by the U.S. Department of Commerce. U.S. export controls apply to (1) items that are produced in the United States, wherever they are geographically located; (2) all items located in the United States, even if only moving in transit through the United States; and (3) certain foreign-produced items, including those that incorporate more than de minimis levels of controlled U.S.-origin content. A violation of export control laws or regulations could adversely affect our business, results of operations, financial condition and reputation. A violation could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A common stock.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We may from time to time consider entering into strategic alliances, including joint ventures, minority equity investments or other transactions, with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, with non-performance by the third party and with increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. if the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We are subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, tort laws, environmental laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, and employee benefit laws. Claims may also arise out of actual or alleged breaches of contract or other actual or alleged acts or omissions by or on behalf of us. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Even if we are successful in defending against legal claims, litigation could result in substantial costs and demand on management resources. See “Business—Legal Proceedings.”

Changes in tax laws may materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

New income, sales, use or other tax laws, statutes, rules, regulation or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, the recent presidential, congressional, state and local elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers and manufacturers. For example, the United States government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. No specific U.S. tax legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers or our customers, including as a result of related uncertainty, these changes may materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our ability to use net operating loss carryforwards and other tax attributes is limited due to certain provisions of the Internal Revenue Code.

We have incurred substantial losses during our history and do not expect to become profitable in the foreseeable future, and we may never achieve profitability. Under the Tax Cuts and Jobs Act, federal net operating loss carryforwards (“NOLs”) we generated in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Internal Revenue Code (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Risks Related to the Ownership of Our Class A Common Stock and this Offering

There has been no prior public market for our Class A common stock. an active market may not develop or be sustainable, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock was determined through negotiations between us and the underwriters and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell any shares you hold at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.

In addition, we currently anticipate that up to 0.5% of the shares of Class A common stock offered hereby will, at our request, be offered to retail investors through SoFi Securities LLC (“SoFi”) via its online brokerage platform. SoFi will be a selling group member. There may be risks associated with the use of such platform that we cannot foresee, including risks related to the technology and operation of such platform, and the publicity and the use of social media by users of such platform that we cannot control.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	the projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of the Company, changes in financial estimates or ratings by any securities analysts who follow the Company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in stock market valuations and operating performance of other electric vehicle companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our founder or our executive officers and directors;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19 and associated variants), incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, prospects, financial condition, results of operations, and cash flows.

In addition, the cornerstone investors have indicated an interest in purchasing up to an aggregate of $5.0 billion in shares of our Class A common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, fewer or no shares in this offering, or the underwriters may determine to sell more, less or no shares to the cornerstone investors. The shares of Class A common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters for this offering. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by the cornerstone investors as they will from any other shares of Class A common stock sold to the public in this offering. If one or more of the cornerstone investors are allocated all or a portion (or more) of the shares of Class A common stock in which they have indicated an interest in purchasing in this offering, and purchase any such shares, such purchase could reduce the available public float for our Class A common stock if the cornerstone investors hold such shares of Class A common stock long term.

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to retain significant voting power.

Upon the closing of this offering, our executive officers, directors, and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold shares representing approximately 80.5% of the voting power of our outstanding capital stock. As a result, these stockholders will be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs, particularly if they were to choose to act together. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation, or sale of substantially all of our assets. This concentration of ownership control may:

•	delay or prevent a change in control;

•	entrench our management and our board of directors; or

•	impede a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

In addition, each share of our Class B common stock is entitled to ten votes, while each share of our Class A common stock entitles its holder to one vote. Immediately following the completion of this offering, an affiliate of our Founder and Chief Executive Officer, Robert J. Scaringe, will hold all outstanding shares of our Class B common stock. Due to our dual class structure, affiliates of Dr. Scaringe, following the completion of this offering, will hold shares of our common stock representing, in the aggregate, approximately 8.9% of the voting power of our outstanding capital stock but 1.4% of the total shares of common stock outstanding.

In addition, while we do not expect to issue any additional shares of Class B common stock following this offering, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or in other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400, and S&P SmallCap 600), and under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be materially adversely affected.

Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold, and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our Class A common stock.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

We and all of our directors and executive officers and certain other record holders that together represent approximately 99.6% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (“Other Securities”) are subject to lock-up agreements and/or market standoff agreements that restrict our and their ability to sell or transfer shares of our capital stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Holders of approximately 3.6 million shares of Other Securities, issued under our equity incentive plans, are not subject to a market standoff agreement. In addition, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (the “representatives”) may release certain stockholders from the lock-up agreements prior to the end of the lock-up period. If not otherwise early released, when the applicable market standoff agreements or lock-up periods expire, we and our security holders subject to a lock-up agreement or such market standoff agreements will be able to sell our shares freely in the public market, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144. Sales of a substantial number of such shares upon expiration of the lock-up agreements and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. See the section titled “Shares Eligible for Future Sale” for additional information regarding shares of our Class A common stock that will be eligible for resale after this offering.

In addition, as of June 30, 2021, and after giving effect to the Transactions, we had stock options and RSUs outstanding that, if fully exercised, vested, or settled, would result in the issuance of 89,288,602 shares of Class A common stock. All of the shares of Class A common stock issuable upon the exercise of stock options, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Further, based on shares outstanding as of June 30, 2021, holders of 584,587,152 shares of our common stock will have rights after the completion of this offering, subject to certain conditions, to require us to file registration statements for the public resale of shares of our Class A common stock or to include such shares in registration statements that we may file for us or other stockholders.

Although we ceased to be an “emerging growth company,” we can continue to take advantage of certain reduced disclosure requirements in this registration statement, which may make our Class A common stock less attractive to investors.

We ceased to be an “emerging growth company,” as defined in the JOBS Act, on October 8, 2021 due to our issuance, in a three-year period, of more than $1.0 billion in non-convertible debt securities. However, because we ceased to be an “emerging growth company” after we confidentially submitted our registration statement related to this offering to the SEC, we will be treated as an “emerging growth company” for certain purposes until the earlier of the date on which we complete this offering and October 8, 2022. As such, we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to, being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosures, and reduced disclosure obligations regarding executive compensation.

We cannot predict if investors will find our Class A common stock less attractive because we have relied on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline or become more volatile.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our Class A common stock of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $41.19 in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed 42.9% of the total consideration paid to us by our stockholders to purchase 135,000,000 shares of Class A common stock to be sold by us in this offering, in exchange for acquiring approximately 15.7% of our total outstanding shares as of June 30, 2021, after giving effect to this offering. If the underwriters exercise their option to purchase additional shares, if we issue any additional stock options or warrants or any outstanding stock options or warrants are exercised, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them in ways that prove to be effective.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, prospects, financial condition, results of operations, and cash flows could be harmed, and the market price for our Class A common stock could decline.

We do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our Class A common stock increases.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our ABL Facility and the indenture governing the 2026 Notes restrict the ability of certain of our subsidiaries to pay dividends to us, and any additional debt we may incur in the future may restrict our ability to declare or pay cash dividends or make distributions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Class A common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition. Our corporate governance documents provide for:

•	a dual class structure;

•

a classified board of directors with three-year staggered terms, who can only be removed for cause, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to set the size of the board of directors and to elect a director to fill a vacancy, however occurring, including by an expansion of the board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

in addition to our board of director’s ability to adopt, amend, or repeal our amended and restated bylaws, our stockholders may adopt, amend, or repeal our amended and restated bylaws only with the affirmative vote of the holders of at least 66 2/3% of the voting power of all our then outstanding shares of capital stock;

•

the required approval of (i) at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation and (ii) for so long as any shares of Class B common stock are outstanding, the holders of at least 80% of the shares of Class B common stock outstanding at the time of such vote, voting as a separate series, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation;

•

the requirement that a special meeting of stockholders may be called only by an officer of our company pursuant to a resolution adopted by a majority of our board of directors then in office or the chairperson of our board of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the securities act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of ours to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with litigating such action in another jurisdiction, which could harm our business, financial condition and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

General Risk Factors

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenues for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our business is subject to the risk of earthquakes, fire, power outages, floods, other natural disasters, the physical effects of climate change and other catastrophic events, and to interruption by manmade events such as terrorism.

Our business is vulnerable to damage or interruption from power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, droughts and wildfires, and other similar events. The third-party systems and operations and suppliers and service providers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and service providers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products. We plan to initially engineer, manufacture and assemble our vehicles at a single facility in Normal, Illinois. Further, in many cases, we rely on a single-source supplier for vehicle parts. Any prolonged disruption of operations at our manufacturing facility or our suppliers’ facilities, whether due to technical, information systems, communication networks, strikes, accidents, weather conditions or other natural disasters, the COVID-19 pandemic or otherwise, whether short- or long-term, would materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our insurance strategy may not be adequate to protect us from all business risks.

In the ordinary course of business, we may be subject to losses resulting from product liability, consumer actions, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability, cyber security and directors’ and officers’ insurance policies, we may not maintain as much insurance coverage as other vehicle manufacturers do, and in some cases, we may not maintain any at all. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

General business and economic conditions could reduce our orders and sales, which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Our business and results of operations may be subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, higher customer debt levels, declines in asset values and related market uncertainty, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, and national and global geo-political and economic uncertainty, including in connection with tariffs or trade laws. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as terrorist attacks, war or other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party suppliers or providers. Customer purchases of discretionary items, including our EVs or other products or services, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the combined company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Upon completion of this offering, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming, including due to increased training of our current employees, additional hiring of new employees, and increased assistance from consultants. We expect such expenses to further increase after we are no longer treated as an “emerging growth company” following this offering. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors, and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business, including operational, research and development and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our Class A common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our reported financial results may be negatively impacted by changes in U.S. GAAP and financial reporting requirements.

U.S. GAAP and related financial reporting requirements are complex, continually evolving and may be subject to varied interpretation by the relevant authoritative bodies, including the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in U.S. GAAP principles and financial reporting requirements or interpretations could also have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm. Thus, in accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act.

However, while preparing the financial statements that are included in this prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified pertained to controls to address segregation of duties across financially relevant functions and information technology general controls over tools and applications used in financial reporting. We have concluded that these material weaknesses existed because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. The deficiencies identified did not result in a misstatement to our financial statements.

We have taken and will continue to take action to remediate these material weaknesses, including:

•	implementation of processes and controls to better identify and manage segregation of duties risks;

•	implementation of IT general controls to manage access and program changes within our IT environment; and

•	continued hiring of additional accounting and finance resources with public company experience and to better allow for segregation of conflicting duties.

We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. Additionally, as stated above, we have not performed an evaluation of our internal control over financial reporting as permitted under the JOBS Act; accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our history of losses and expectation to incur significant expenses and continuing losses for the foreseeable future;

•	our ability to execute our business model, including market acceptance of our planned vehicles and products;

•

risks related to our limited operating history, the rollout of our business and the timing of expected business milestones, including our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale;

•	risks related to a significant portion of our initial revenue being derived from a single customer;

•	our financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;

•	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	our ability to attract and retain a large number of customers;

•

the certainty and volume of our preorders, including our ability to identify potential new customers and preorders, our ability to convert preorders into binding orders and the ability of our customers to cancel or delay their preorders;

•	our future capital requirements and sources and uses of cash;

•	our ability to obtain funding for our operations and manage costs;

•	risks related to challenges we face as a new entrant into the highly-competitive and rapidly-evolving automotive industry;

•	risks related to potential delays in the design, manufacture, financing, regulatory approval, launch and delivery of our vehicles;

•

risks related to building out our supply chain, including our dependency on our existing suppliers and our ability to source suppliers, in each case many of which are single or limited source suppliers, for our critical components such as semiconductor chips;

•	our ability to realize the expected benefits of our charging networks;

•	our ability to attract and retain key personnel;

•	our business, expansion plans and opportunities, including our ability to scale our operations and manage our future growth effectively;

•

the effects on our future business of competition, the pace and depth of electric vehicle adoption generally and our ability to achieve planned competitive advantages with respect to our vehicles and products, including with respect to reliability, safety and efficiency;

•	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	potential harm caused by misappropriation of our data and compromises in cybersecurity;

•	changes in laws, regulatory requirements, governmental incentives and fuel and energy prices;

•	the impact of health epidemics, including the COVID-19 pandemic, on our business, the other risks we face and the actions we may take in response thereto;

•	litigation, regulatory proceedings, complaints, product liability claims and/or adverse publicity;

•	the possibility that we may be adversely affected by other economic, business and/or competitive factors; and

•	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $7,922 million (or $9,112 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), based upon an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $133 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $59 million, assuming that the initial public offering price per share remains at $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds we receive from this offering for working capital to fund growth and other general corporate purposes, which may include research and development, sales and general administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, offerings, and technologies, although we do not have agreements or commitments for any material acquisitions or investments at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in one or more capital-preservation investments, which may include short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Our operations are generally conducted through our subsidiaries, and accordingly, our ability to pay dividends to our stockholders will be dependent on the earnings and distributions of funds from these subsidiaries. Covenants in the ABL Facility and the indenture governing the 2026 Notes restrict the ability of certain of our subsidiaries to pay dividends to us, and we may enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends or make distributions in the future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments and applicable law.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of June 30, 2021, as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

(i)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;

(ii)

the reclassification of 101,473,375 outstanding shares of common stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering, and the subsequent exchange of an aggregate of 7,825,000 shares of Class A common stock held by an affiliate of Robert J. Scaringe, our Founder and Chief Executive Officer, into an equivalent number of shares of Class B common stock in connection with the completion of this offering;

(iii)

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering;

(iv)

the automatic conversion of $2.5 billion in aggregate principal amount of our 2021 Convertible Notes into an aggregate of 49,431,537 shares of our Class A common stock immediately prior to the completion of this offering, after applying the applicable discount of 15% to the assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(v)

the net exercise of 250,000 outstanding warrants into 226,230 shares of our Class A common stock immediately prior to the completion of this offering, assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(vi)	the issuance of $1.25 billion aggregate principal amount of senior secured floating rate notes due 2026, net of a $25 million original issue discount; and

(vii)

$370 million of stock-based compensation expense to be recognized for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering.

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the issuance of 8,321,072 shares of our Class A common stock to Forever by Rivian, Inc. in connection with the completion of this offering and an associated non-cash charge of approximately $495 million, estimated based on the initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (iii) the sale and issuance of 135,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only. Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in millions, except share amounts and par values)

Cash and cash equivalents(2)	$3,658	$7,383	$15,305

Long-term debt:

ABL Facility	—	—	—

2021 Convertible Notes	—	—	—

2026 Notes	—	1,225	1,225

Contingently redeemable convertible preferred stock, $0.001 par value: 579,587,560 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	7,894	—	—

Stockholders’ deficit:

Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—

Common stock, par value $0.001 per share; 816,465,244 shares authorized, 101,473,375 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—	—

Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 3,500,000,000 shares authorized, 719,170,652 shares issued and outstanding, pro forma; 3,500,000,000 shares authorized, 862,491,723 shares issued and outstanding, pro forma as adjusted	—	1	1

Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 7,825,000 shares authorized, 7,825,000 shares issued and outstanding, pro forma; 7,825,000 shares authorized, 7,825,000 shares issued and outstanding, pro forma as adjusted	—	—	—

Additional paid-in capital	305	11,068	19,485

Accumulated deficit	(2,680)	(3,050)	(3,545)

Total stockholders’ deficit	(2,375)	8,019	15,941

Total capitalization	$5,519	$9,244	$17,166

(1)

Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ deficit by approximately $133 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares of Class A common stock offered in this offering would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total stockholders’ deficit by $59 million, assuming that the initial public offering price per share remains at $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

See “Prospectus Summary—Recent Developments—Estimated Preliminary Results for the Three Months Ended September 30, 2021” for the preliminary estimate of cash and cash equivalents as of September 30, 2021.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2021 was $(2,382) million, or $(23.47) per share. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities and contingently redeemable convertible preferred stock, which is not included within our stockholders’ deficit, divided by the number of shares of our common stock outstanding as of June 30, 2021.

Our pro forma net tangible book value (deficit) as of June 30, 2021 was $8,012 million, or $11.02 per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A and Class B common stock outstanding as of June 30, 2021, after giving effect to:

(i)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;

(ii)

the reclassification of 101,473,375 outstanding shares of common stock into an equal number of shares of our Class A common stock, which will occur immediately prior to the completion of this offering, and the subsequent exchange of an aggregate of 7,825,000 shares of Class A common stock held by an affiliate of Robert J. Scaringe, our Founder and Chief Executive Officer, into an equivalent number of shares of Class B common stock in connection with the completion of this offering;

(iii)

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering;

(iv)

the automatic conversion of $2.5 billion in aggregate principal amount of our 2021 Convertible Notes into an aggregate of 49,431,537 shares of our Class A common stock immediately prior to the completion of this offering, after applying the applicable discount of 15% to the assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(v)

the net exercise of 250,000 outstanding warrants into 226,230 shares of our Class A common stock immediately prior to the completion of this offering, assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(vi)	the issuance of $1.25 billion aggregate principal amount of senior secured floating rate notes due 2026, net of a $25 million original issue discount; and

(vii)

$370 million of stock-based compensation expense to be recognized for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering.

After giving further effect to receipt of the net proceeds from our issuance and sale of 135,000,000 shares of Class A common stock in this offering at an assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), the issuance of 8,321,072 shares of our Class A common stock to Forever by Rivian, Inc. in connection with the completion of this offering and an associated non-cash charge of approximately $495 million, estimated based on the initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2021 would have been approximately $15,934 million, or $18.31 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value (deficit) of $7.29 per share to our existing stockholders and an immediate dilution of approximately $41.19 per share to new investors purchasing Class A common stock in this offering.

We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of Class A common stock		$59.50

Historical net tangible book value (deficit) per share as of June 30, 2021	$(23.47)

Increase per share attributable to the pro forma adjustments described above	34.49

Pro forma net tangible book value per share as of June 30, 2021	11.02

Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing Class A common stock in this offering	7.47

Decrease in pro forma net tangible book value (deficit) per share attributable to the 8,321,072 shares of our Class A common stock with which we plan to initially fund Forever by Rivian, Inc.	(0.18)

Pro forma as adjusted net tangible book value (deficit) per share immediately after this offering		$18.31

Dilution in pro forma as adjusted net tangible book value (deficit) per share to new investors in this offering		$41.19

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $0.15 per share and the dilution per share to new investors participating in this offering by $0.85 per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1,000,000 share increase in the number of shares of Class A common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $0.05 per share and decrease the dilution per share to new investors participating in this offering by $0.05 per share, and a 1,000,000 share decrease in the number of shares of Class A common stock offered by us would decrease the pro forma as adjusted net tangible book value by $0.05 per share, and increase the dilution per share to new investors in this offering by $0.05 per share, assuming that the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $19.23 per share, and the dilution to investors participating in this offering would be $40.27 per share.

The following table summarizes on the pro forma as adjusted basis described above (but not including the 8,321,072 shares of our Class A common stock with which we plan to initially fund Forever by Rivian, Inc. described above), the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page on this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number (in millions)	Percent	Amount (in millions)	Percent

Existing stockholders	727	84.3%	$10,700	57.1%	$14.72

New investors	135	15.7	8,033	42.9	59.50

Total	862	100%	$18,733	100%	$21.73

A $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the total consideration paid by new investors by $135 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to 43.3% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to 42.5%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, a 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors by $60 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to 43.1% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to 42.7%, assuming that the assumed initial public offering price per share of $59.50 share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, our existing stockholders would own 82.4% and our new investors would own 17.6% of the total number of shares of our common stock outstanding upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the six months ended June 30, 2020 and 2021 and the consolidated balance sheet data as of June 30, 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, and cash flows for the periods presented. Our historical results are not necessarily indicative of results that may be expected in any future period, and our results for any interim period are not necessarily indicative of results that may be expected for any future period.

	For The Years Ended December 31,		For The Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions, except per share data)

Consolidated Statements of Operations Data:

Operating expenses:

Research and development	$301	$766	$292	$683

Selling, general, and administrative	108	255	89	307

Total operating expenses	409	1,021	381	990

Loss from operations	(409)	(1,021)	(381)	(990)

Other (expense) income, net

Interest income	18	10	8	1

Interest expense	(34)	(8)	(4)	(6)

Other (expense) income, net	(1)	1	—	1

Loss before provision for income taxes	(426)	(1,018)	(377)	(994)

Provision for income taxes	—	—	—	—

Net loss	$(426)	$(1,018)	$(377)	$(994)

Net loss attributable to common stockholders, basic and diluted (Note 13)	$(426)	$(1,019)	$(377)	$(994)

Net loss per share attributable to common stockholders, basic and diluted	$(4.35)	$(10.09)	$(3.77)	$(9.84)

Weighted-average common shares outstanding, basic and diluted	98	101	100	101

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1,2)		$(3.56)		$(1.47)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1,2)		529		678

(1)

See Note 13 “Net Loss Per Share” to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

(2)	Pro forma basic and diluted net loss per share attributable to common, shareholders for the year ended December 31, 2020 and for the six months ended June 30, 2021 has been computed to give effect to:
(i)	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;
(ii)

the automatic conversion of all outstanding shares of our contingently redeemable convertible preferred stock into an aggregate of 575,864,510 shares of our Class A common stock, which will occur immediately prior to the completion of this offering;

(iii)

the net exercise of 250,000 outstanding warrants into 226,230 shares of our Class A common stock immediately prior to the completion of this offering, assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus);

(iv)

$370 million of stock-based compensation expense to be recognized for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering; and

(v)

the issuance of 8,321,072 shares of our Class A common stock to Forever by Rivian, Inc. to fund and support our social impact initiative in connection with the completion of this offering and an associated non-cash charge of approximately $495 million, estimated based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

The following table sets forth the computation of the pro forma basic and diluted net loss per share assuming the offering is completed as of January 1, 2020:

	Year Ended December 31,	Six Months Ended June 30,
	2020	2021
	(in millions, except per share data)

Numerator

Net loss attributable to Rivian	$(1,018)	$(994)

Less: Premium on repurchase of contingently redeemable convertible preferred stock	(1)	—

Net loss attributable to common shareholders	$(1,019)	$(994)

Pro forma adjustment to add back premium on repurchase of contingently redeemable convertible preferred stock	1	—

Pro forma stock-based compensation expense attributable to RSU and Option awards	(370)	—

Pro forma adjustment to reflect non-cash expense related to the donation of Class A common stock to fund Forever by Rivian, Inc.	(495)	—

Pro forma net loss attributable to common shareholders, basic and diluted	$(1,883)	$(994)

Denominator

Weighted average common shares outstanding - basic and diluted	101	101

Pro forma adjustment to reflect the conversion of contingently redeemable convertible preferred stock	420	569

Pro forma adjustment to reflect the net exercise of Common Stock Warrants prior to IPO	—	—

Pro forma adjustment to reflect the donation of Class A common stock to fund Forever by Rivian, Inc.	8	8

Pro forma weighted average shares used in computing pro forma net loss per share attributable to common shareholders, basic and diluted	529	678

Pro forma net loss per share attributable to common shareholders, basic and diluted(1)	$(3.56)	$(1.47)

	As of
	December 31, 2019	December 31, 2020	June 30, 2021
	(in millions)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$2,264	$2,979	$3,658

Working capital(1)	2,108	2,405	3,040

Total assets	2,633	4,602	6,491

Total liabilities	258	742	972

Contingently redeemable convertible preferred stock	2,750	5,244	7,894

Accumulated deficit	(668)	(1,686)	(2,680)

Total stockholders’ deficit	(375)	(1,384)	(2,375)

(1)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2020 refer to the year ended December 31, 2020 and all references to 2019 refer to the year ended December 31, 2019.

Overview of Our Business

We design, develop, and manufacture category-defining EVs and accessories. We sell them directly to customers in the consumer and commercial markets. Our vehicles are complemented by a full suite of proprietary, value-added services that address the entire vehicle lifecycle.

Our business model is built around our vertically integrated ecosystem, which is comprised of our vehicle technology platform, Rivian Cloud, product development and operations, products, and services. We use a common vertically integrated technology platform and operations infrastructure to simultaneously address both the consumer and commercial markets. This enables us to deploy our offerings at scale and benefit from network effects that build data insights to improve our ecosystem. Our direct-to-customer relationships and connected vehicle technology allow us to gather customer and product insights over the full lifecycle of our vehicles. We will utilize these insights to continuously improve our offerings by adding new capabilities and functionality. Our ecosystem is designed to deliver fast-paced innovation cycles, structural cost advantages, and exceptional customer experiences, all of which combine to create a self-reinforcing growth dynamic while serving our mission to Keep The World Adventurous Forever.

In the consumer market, we launched the R1 platform with our first generation of consumer vehicle, initially with the R1T, a two-row five-passenger pickup truck, and then plan to launch the R1S, a three-row seven-passenger SUV, in December 2021. As of September 30, 2021, we produced 12 R1Ts and delivered 11 R1Ts, and as of October 31, 2021, we produced 180 R1Ts and delivered 156 R1Ts. Engineered for all of life’s adventures, our Electric Adventure Vehicles combine performance, utility, and efficiency. The R1T and R1S are equipped with a proprietary set of advanced technology systems, including vehicle electronics, battery, electric drive, chassis, Driver+, and digital user experience management. These technologies can continuously improve and expand functionality through cloud-enabled OTA updates. To accompany our vehicles, we have also developed a comprehensive portfolio of vehicle accessories that will further sharpen our brand’s focus on adventure and active lifestyles. Complementing our consumer vehicles, our suite of value-added services includes digitally enabled financing, telematics-based insurance, proactive vehicle service (maintenance and repair), flexible membership and software services, comprehensive charging solutions, and a data-driven vehicle resale program. We expect these services to generate long-term brand loyalty while also creating a recurring revenue stream for each vehicle across its lifecycle.

We sell our vehicles directly to customers through a digital-first strategy that is not only convenient and transparent for our customers, but also efficient and scalable for our continued growth. Our operating model takes roles traditionally fulfilled by dealerships and performs them online; our website and mobile app facilitate brand engagement, product discovery, demo drives, purchase transactions, vehicle deliveries, vehicle service, account management, and resale.

In the commercial market, we will launch the RCV platform with our first vehicle, the EDV. Alongside our commercial vehicles, we offer advanced vehicle customization services and FleetOS, our proprietary, end-to-end centralized fleet management subscription platform. FleetOS encompasses fleet distribution, service, telematics, software services, charging management, connectivity management, Driver+, and lifecycle management. Building upon this foundation, FleetOS will continually add more features over time, including leasing, financing, insurance, driver safety and coaching, smart charging and routing, remote diagnostics, 360° collision reports, and vehicle resale.

We believe our partnership with Amazon and its initial order of 100,000 EDVs, subject to modification as described below under “Certain Relationships and Related Party Transactions,” together with our growing base of preorders for R1T and R1S, will provide accelerated scale and demand predictability. In addition, we expect the experiences we will gain with Amazon as we deliver their fleet of EDVs will enable us to improve our product offerings and build capabilities to support future fleet solutions.

In the near-term, we are targeting the pickup truck, SUV and commercial van market segments in the United States, Canada and Western Europe. We plan to achieve long-term growth by expanding in our existing markets, constructing a broad portfolio of vehicles and services with global appeal, entering major global automotive markets, strategically investing in our ecosystem, and expanding into adjacent verticals. In keeping with our long-term mindset, we are designing technology and infrastructure to support and benefit from the future transition to increased autonomy, new ownership models, and renewable energy solutions.

As a public company, we expect our operating expenses to increase. For example, in connection with this offering, we expect to recognize a stock-based compensation expense of $370 million for the cumulative effect of RSUs and options outstanding as of the date of this prospectus that will have satisfied the service-based and performance-based vesting conditions in connection with this offering. Based on the stock-based awards outstanding as of October 31, 2021, we expect to recognize approximately $185 million and $730 million of stock-based compensation expense for the remainder of the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2022, respectively. We have not recognized any stock-based compensation expense to date as the related performance-based vesting conditions are not deemed probable until they occur (i.e. a Change in Control or an Initial Public Offering). We anticipate that stock-based compensation will continue to be an important part of our overall compensation structure and we expect to recognize recurring non-cash charges in the future. See “—Operating Expenses” below.

In addition, in connection with the funding of Forever by Rivian, Inc., a 501(c)(4) social welfare organization, with shares of our Class A common stock in connection with the completion of this offering, we expect to recognize a one-time, non-cash expense of approximately $495 million, based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase or decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the one-time, non-cash expense by approximately $8 million. See “Business—Our Climate Commitment—Forever.”

Our Business Model

We expect to generate the majority of our revenue in the near-term from the sales of consumer and commercial vehicles, accessories, and regulatory credits. Over time, we expect our revenue to also reflect value-added services that span the entire vehicle lifecycle and deepen our customer relationships. We have designed a customer journey that extends across the full vehicle lifecycle, including awareness, engagement, conversion, delivery, and ownership. We anticipate that our customer relationships will be enriched and prolonged by our broad offering of software and services, which we believe will enable us to better serve our customers while providing Rivian with recurring revenue streams beyond the initial vehicle sale.

Our business model will rely on the following tenets to drive revenue, capture value over the full vehicle lifecycle, and expand both gross and operating margins.

•

Expansion of Capacity and Ramp of Production. Our Normal Factory currently has an estimated production capacity of 150,000 units annually. We began commercial production of the R1T in September 2021 and expect to start commercial production of the R1S and EDV in December 2021. Following the commencement of initial production, we expect to ramp vehicle production for our launch products at our Normal Factory and plan to expand our manufacturing footprint in Normal, Illinois as well as build additional domestic and international factories to support future growth.

•

Growth in Automotive Sales. We expect to generate revenue from the sale of new consumer and commercial vehicles, vehicle accessories, regulatory credits, used and trade-in vehicles, and Rivian merchandise. As of October 31, 2021, we had approximately 55,400 R1T and R1S preorders in the United States and Canada from customers who each paid a cancellable and fully refundable deposit of $1,000. Our commercial vehicles will initially consist of EDVs, and we plan to deliver 100,000 EDVs to Amazon by 2025. We expect vehicle demand to outpace our production volumes in the near-term as we work to fulfill customer preorders and continue to add to our backlog of preorders.

•

Expansion of our Services to Drive Customer Experience. We intend for each vehicle sale to be the start of a lifelong relationship with our customer. Our initial service offerings include financing, insurance, vehicle service, and FleetOS. We anticipate expanding our service offerings to provide greater coverage and convenience, and we plan to continue to invest in these offerings with a focus on becoming a highly valued partner for our customers over the full lifecycle. We expect our services revenue opportunity to grow considerably over time as we expand our membership and software programs, Driver+ features, and other offerings. To support our growing customer base, we plan to expand our interconnected network of Rivian destinations including our experience spaces and RAN DCFC locations, grow our network of Rivian Waypoints chargers, and increase our vehicle services footprint.

•

Increase in Services Adoption. As customers become engaged in the Rivian ecosystem, we expect them to increase their services adoption over time as we deliver a differentiated customer experience and offer higher-value subscription opportunities. For consumers, we anticipate recognizing revenue from a range of services, including membership and software services, financing and insurance, charging, vehicle services (maintenance and repair), as well as our resale program. For commercial customers, we expect that service revenue will be generated from solutions offered via FleetOS.

•

Improvement in Margin and Capture of Lifetime Revenue. As we grow our business, we expect to drive economies of scale through our ecosystem and generate revenue and margin from the sale of our products and services. Our decision to deeply vertically integrate our ecosystem has required substantial upfront investments in capabilities, technologies, and services that are often outsourced by other manufacturers. For example, we are making investments in vehicle technology, manufacturing capacity, and charging infrastructure, and these expenses will appear in our cost of revenue. We expect to operate at a negative gross profit per vehicle for the near term as our fixed costs from investments in vehicle technology, manufacturing capacity, and charging infrastructure are spread across a smaller product base until we launch additional vehicles and ramp production. This dynamic will cause our gross profit losses to increase on a dollar basis even as our revenue increases from ramping production volumes over the short to medium term. Additionally, U.S. generally accepted accounting principles (“U.S. GAAP”) requires that we evaluate and carry inventory on our balance sheet at the lower of cost or net realizable value (“LCNRV”). To the extent that net realizable value (when considering future costs necessary to ready the inventory for sale) is lower than cost, we must immediately recognize the corresponding expense in cost of goods sold. As we are in the early stages of ramping vehicle production, much of our current inventory has a lower net realizable value than its cost. Additionally, as we continue to ramp production and inventory levels increase, we expect in the near term that we will continue to have significant LCNRV-related charges until such time as we have reached more significant production levels. Over the long term, we believe that we will be able to increase our gross margin in the long term and generate positive gross profit as production utilization increases and we leverage our investments. We believe our integrated ecosystem is highly scalable, allowing us to ramp vehicle volumes quickly, create new vehicle models that leverage our historical investments, and offer vehicles that address a wider range of use cases and price points. We intend for our portfolio of comprehensive services to amplify customer engagement and satisfaction, increase customer retention rates, and drive incremental lifetime revenue.

Factors Affecting Our Performance

The growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors,” that we must successfully address to achieve growth, improve our results of operations, and generate profits.

•

Ability to Develop and Launch New Offerings. Based on initial preorders, our initial launch products, the R1T, R1S, and EDV, appear to resonate with customers and, we believe, have established the Rivian brand in the most attractive consumer and commercial vehicle market segments. However, our ability to grow revenue and expand margins will depend on our ability to develop and launch new vehicle platforms and programs. Our future financial performance will also depend on our ability to offer services that deliver an intuitive and seamless customer experience.

•

Ability to Attract New Customers. Our growth will depend in large part on our ability to attract new consumer and commercial customers. We have invested heavily in developing our ecosystem and plan to continue to do so. We are in the very early stages of growth in our existing markets, and we expect to substantially raise brand awareness by connecting directly with our community through engaging content, rich digital experiences, and immersive events. We anticipate that these activities will lead to additional preorders and deliveries, and, as a result, increase our base of Rivian customers. An inability to attract new customers would substantially impact our ability to grow revenue or improve our financial results.

•

Ability to Scale our Ecosystem and Brand Experience. Our go-to-market strategy requires us to scale our ecosystem quickly and effectively, including our technology platform and product development and operational infrastructure, to deliver a seamless customer experience. Our future success will also depend on our ability to further develop and leverage our proprietary technology platform. Our ability to enhance our product design, engineering, and manufacturing capabilities and expand our delivery and service operations, RAN, charging network, and customer service will be critical for supporting growth. We believe our long-term ability to achieve our financial targets will depend on our ability to cost effectively scale these elements, while also delivering a unified customer and brand experience consistent with our adventurous brand commitment.

•

Ability to Convert our Customers to Subscribers of our Services. Services are a key part of our growth strategy, driven by initial attach rate, member retention, and the subsequent adoption of future service offerings. We intend to offer a variety of services, including financing and insurance, vehicle maintenance and repair, membership, software, charging solutions, and FleetOS solutions that we believe will grow our revenue outside of vehicle sales. As we increase our base of Rivian customers and expand our services portfolio, we expect our customers to expand their usage of our service offerings over the full lifecycle of their vehicle ownership. We believe the services portion of our business will have the benefit of creating a higher margin, recurring revenue stream for each vehicle, therefore improving our margin profile. Our ability to grow revenue and our long-term financial performance will depend in part on our ability to drive adoption of these offerings.

•

Ability to Invest in our Production and Capabilities. We believe that customer acquisition and retention is contingent on our ability to produce innovative offerings, including vehicles that deliver the broadest combination of performance, utility, and capability, as well as services that enhance the ownership journey through new features, functions, and a best-in-class customer experience. To this end, we intend to continue to make investments to drive growth as we scale vehicle production and deliveries, expand our offerings, and strengthen our core capabilities. As we invest in our business for long-term growth, leading to increases in operating expenses as well as capital expenditures, we expect to experience additional losses, which could delay our ability to achieve profitability and positive operating cash flow. Furthermore, we anticipate that these future investments will require significant external debt and/or equity financing.

•

Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells, and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. For example, the recent global semiconductor supply shortage is having wide-ranging effects across the automotive industry, and has impacted our operations and financial performance, along with those of many automotive suppliers and manufacturers that incorporate semiconductors into their products. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance.

•

Ability to Grow in New Geographies. We plan to invest in international operations and grow our business outside of our existing operations in the United States, Canada, the United Kingdom, and the EU. We believe we are well-positioned for international expansion in light of a healthy global demand for EVs and for the vehicle segments in which we currently, and expect to, operate. Other factors that we believe will aid our successful international growth include: the highly flexible, modular nature of our platforms, which we anticipate will provide us the ability to introduce new vehicle programs and configurations; our digital-first approach, which we anticipate will allow us to expand quickly and without a significant physical retail footprint; and our product development expertise, which we anticipate will enable us to offer significant customization for diverse international markets and demographics.

Our international expansion has significant associated investment requirements, such as capital spending related to infrastructure, including additional manufacturing capacity, delivery, and service operations, charging networks, and personnel. International expansion is also subject to a variety of risks, including local competition, multilingual customer support and servicing, delivery logistics, and compliance with foreign laws and regulations related to vehicle sales, data privacy, financing, taxes, labor and employment, and foreign exchange.

•

Ability to Maintain Our Culture, Attract and Retain Talent, and Scale Our Team. We believe our culture has been a key contributor to our success to date and our mission promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong culture and believe it is one of our most important and sustainable sources of competitive advantage. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively pursue our objectives. If we are unable to retain or hire key personnel, our business and competitive position may be harmed resulting in an adverse impact to our business, prospects, financial condition, results of operations, and cash flows.

•

Seasonality. Historically, the automotive industry has experienced higher revenue in the spring and summer months. We do not expect such seasonality in demand to significantly impact our operations in the near-term as we scale our business due to our backlog of preorders; however, we may experience seasonal variations in our business in the long-term.

•

Impact of the COVID-19 pandemic. Beginning in 2020, public health and governmental authorities have taken extraordinary steps to contain and combat the outbreak and spread of COVID-19, including associated variants, throughout the world. Consistent with these actions, in combination with recommendations by public health officials, since late March 2020 a significant percentage of Rivian personnel have been working remotely; however, in recent months a number of employees have been able to work on-site at our facilities, including our Normal Factory, subject to operating restrictions intended to protect public health and the health and safety of our employees.

Additionally, COVID-19, including associated variants, has caused disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors, materials, and equipment necessary to produce our vehicles. In response, we have adapted various internal designs and processes to remedy or mitigate impacts of such disruptions and delays on our production timeline, which has resulted in higher costs.

The full extent of the future impact from the pandemic on our operational and financial performance is currently uncertain and will depend on future developments outside of our control, including the duration, extent and intensity of the pandemic, the effectiveness and availability of vaccines, and actions taken by public health organizations and governmental authorities. We will continue to monitor these conditions and remain flexible, evolving our business and processes as appropriate.

Components of Our Operating Results

We expect to incur significant operating costs and expenses that will impact our future profitability, including research and development expenses as we develop and introduce new vehicles and services and improve our existing vehicles and services, capital expenditures in the expansion of our manufacturing footprint and operations, additional operating costs and expenses for production ramp-up, raw material procurement costs, general and administrative expenses as we scale our operations, and selling and distribution expenses as we market our vehicles and services. In addition, we may incur significant costs in connection with our services once we deliver our vehicles, including servicing and warranty costs. Our ability to become profitable in the future will not only depend on our ability to successfully market and sell our vehicles and services, but also to appropriately control costs and realize economies of scale.

Revenue and Costs of Revenue

We are a development stage company and have not generated material revenue to date. Vehicle production and deliveries began in September 2021. As we expand production and commercialization of vehicles, we expect the majority of our revenue will be initially derived from sales of consumer and commercial vehicles, accessories, and regulatory credits.

Operating Expenses

Research and Development

Our research and development (“R&D”) expenses consist primarily of expenses incurred for the development of our vehicles and related technologies. These expenses include:

•	personnel expenses for teams in engineering and research;

•	prototyping expenses;

•	consulting and contractor expenses;

•	amortized equipment expenses; and

•	allocation of indirect expenses.

We expense R&D as incurred. We expect our R&D expenses to increase in the foreseeable future as we continue to develop vehicle platforms, next generation EVs, and other technologies. Additionally, upon the closing of this offering we expect to recognize a significant non-cash stock-based compensation charge and to recognize recurring non-cash stock-based compensation charges thereafter. We have not recognized any stock-based compensation expense to-date as the related performance-based vesting conditions are not deemed probable until they occur (i.e., a Change in Control or an Initial Public Offering).

Selling, General, and Administrative

Selling, general, and administrative (“SG&A”) expenses consist primarily of personnel related expenses for employees in our sales, service, corporate, executive, finance, and other administrative functions as well as outside professional services, including legal, accounting and audit services. Personnel related expenses consist of salaries and wages, benefits, and employment taxes. SG&A expenses also include allocated facilities expenses such as rent and depreciation, and other general corporate expenses such as travel and recruiting expenses.

We expect our SG&A expenses to increase for the foreseeable future as we continue to scale as a company, build out our service and sales operations, and produce our planned future vehicle platforms and programs. We also expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with rules and regulations of the SEC and of applicable national securities exchanges as well as legal, audit, investor relations, insurance, and other administrative and professional services expenses. Additionally, similar to R&D expenses, upon the closing of this offering we expect to recognize a significant non-cash stock-based compensation charge and to recognize recurring non-cash stock-based compensation charges thereafter.

Following the completion of this offering, we will fund our social welfare organization, Forever by Rivian, Inc., in part, with 8,321,072 shares of our Class A common stock, representing 1% of our outstanding capital stock on a fully diluted basis immediately prior to the completion of this offering. As a result of this donation, we will recognize a one-time, non-cash expense, the amount of which is dependent upon the initial public offering price per share of Class A common stock in this offering. Assuming an initial public offering price of $59.50 per share of Class A common stock (which is the midpoint of the price range set forth on the cover page of this prospectus) we would recognize a one-time, non-cash expense of approximately $495 million in connection with the donation. See “Business—Forever” for additional information regarding Forever by Rivian, Inc. and Note 14 to our consolidated financial statements for the six months ended June 30, 2021 included elsewhere in this prospectus.

Other (Expense) Income, Net

Other (expense) income, net consists primarily of interest expense associated with our debt financing arrangements, amortization of debt discounts and issuance costs, and interest income earned on investments.

Provision for Income Taxes

Our provision for income taxes consists primarily of income taxes related to foreign jurisdictions in which we do business. We maintain a full valuation allowance on our U.S. federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

The following tables set forth our consolidated results of operations in dollars for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	For The Years Ended December 31,		For The Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
			(unaudited)

Operating expenses:

Research and development	$301	$766	$292	$683

Selling, general, and administrative	108	255	89	307

Total operating expenses	409	1,021	381	990

Loss from operations	(409)	(1,021)	(381)	(990)

Other (expense) income, net

Interest income	18	10	8	1

Interest expense	(34)	(8)	(4)	(6)

Other (expense) income, net	(1)	1	—	1

Loss before provision for income taxes	(426)	(1,018)	(377)	(994)

Provision for income taxes	—	—	—	—

Net loss	$(426)	$(1,018)	$(377)	$(994)

Comparison of the Six Months Ended June 30, 2020 and 2021

Research and Development

	For The Six Months Ended June 30,
	2020	2021	% Change
	(in millions)
	(unaudited)

Research and development	$292	$683	134%

R&D expenses increased by $391 million, or 134%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This increase was primarily due to a $204 million increase in engineering, design, and development, a $118 million increase in payroll and related expenses, and a $69 million increase in other expenses, including information technology expenses.

The primary drivers for these higher expenses were our increased efforts related to our R1T and R1S vehicle programs, our EDV program, and other advanced product development activities.

Selling, General, and Administrative

	For The Six Months Ended June 30,
	2020	2021	% Change
	(in millions)
	(unaudited)

Selling, general, and administrative	$89	$307	245%

SG&A expenses increased by $218 million, or 245%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This increase was primarily due to a $97 million increase in payroll and related expenses, a $32 million increase in facilities and other occupancy costs driven by office location expansions, and an $89 million increase in other operating expenses comprised primarily of information technology and other administrative expenses.

The primary drivers for these higher expenses were our efforts to further scale our sales operations, commercial office locations and customer facing facilities, as well as other corporate functions to properly support our future business growth and complexity.

Other (Expense) Income, Net

	For The Six Months Ended June 30,
	2020	2021	% Change
	(in millions)
	(unaudited)

Interest income	$8	$1	(88)%

Interest expense	(4)	(6)	50%

Other (expense) income, net	—	1	NM

Interest income decreased by $7 million, or 88%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This decrease was primarily due to lower market rates partially offset by a higher average cash and cash equivalents balance.

Interest expense increased by $2 million, or 50%, for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This increase was primarily due to the amortization of the remaining debt issuance costs and discounts associated with the Term Facility Agreement.

Provision for Income Taxes

	For The Six Months Ended June 30,
	2020	2021	% Change
	(in millions)
	(unaudited)

Provision for income taxes	$—	$—	NM

As of June 30, 2020 and 2021, the majority of our deferred tax assets were comprised of net operating losses generated primarily in the United States and tax credit carryforwards, and for both periods, these assets were fully offset by a valuation allowance.

Comparison of the Years Ended December 31, 2019 and 2020

Research and Development

	For The Years Ended December 31,
	2019	2020	% Change
	(in millions)

Research and development	$301	$766	154%

R&D expenses increased by $465 million, or 154%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily due to a $212 million increase in engineering, design, and development, a $182 million increase in payroll and related subcontracting expenses, and a $71 million increase in other expenses, including information technology expenses.

The primary drivers for these higher expenses were our increased efforts related to our R1T and R1S vehicle programs, our EDV program, and other advanced product development activities. During this period, we started our pre-production vehicle builds, which require significant investment to manufacture and test vehicles, and had higher payroll to support these activities.

Selling, General, and Administrative

	For The Years Ended December 31,
	2019	2020	% Change
	(in milllions)

Selling, general, and administrative	$108	$255	136%

SG&A expenses increased by $147 million, or 136%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily due to an $89 million increase in payroll and related expenses, a $25 million increase in facilities and other occupancy costs driven by office location expansions, and a $33 million increase in other operating expenses comprised primarily of information technology and other administrative expenses.

The primary drivers for these higher expenses were our efforts to further scale our sales operations, commercial office locations and customer facing facilities, as well as other corporate functions to properly support our future business growth and complexity.

Other (Expense) Income, Net

	For The Years Ended December 31,
	2019	2020	% Change
	(in millions)

Interest income	$18	$10	(44)%

Interest expense	(34)	(8)	(76)%

Other (expense) income, net	(1)	1	NM

Interest income decreased by $8 million, or 44%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This decrease was primarily due to lower market rates partially offset by a higher average cash and cash equivalents balance.

Interest expense decreased by $26 million, or 76%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This decrease was primarily due to the amortization of debt discount on the conversion of convertible debt during 2019, as well as lower market interest rates in 2020 associated with the Term Facility Agreement (as defined in “Certain Relationships and Related Party Transactions—Transactions with Global Oryx Company Limited and its Affiliates”).

Provision for Income Taxes

	For The Years Ended December 31,
	2019	2020	% Change
	(in millions)

Provision for income taxes	$—	$—	NM

As of December 31, 2019 and 2020, the majority of our deferred tax assets were comprised of net operating losses generated primarily in the United States and tax credit carryforwards, and for both periods, these assets were fully offset by a valuation allowance.

Quarterly Results of Operations and Key Metrics

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended June 30, 2021. The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited quarterly consolidated financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus. These individual quarterly historical results are not necessarily indicative of operating results for a full year or for any future period.

	For The Three Months Ended(1)
	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021
	(in millions) (unaudited)

Operating expenses:

Research and development	$74	$103	$141	$151	$220	$255	$289	$394

Selling, general, and administrative	36	35	41	48	68	98	121	186

Total operating expenses	110	138	182	199	288	353	410	580

Loss from operations	(110)	(138)	(182)	(199)	(288)	(353)	(410)	(580)

Other income (expense), net	2	3	5	(1)	—	—	(4)	—

Loss before provision for income taxes	(108)	(135)	(177)	(200)	(288)	(353)	(414)	(580)

Provision for income taxes	—	—	—	—	—	—	—	—

Net loss	$(108)	$(135)	$(177)	$(200)	$(288)	$(353)	$(414)	$(580)

(1)	The sum of quarterly amounts may not equal amounts reported for year-to-date periods. This is due to the effects of rounding.

Supplemental Quarterly Business Metrics

	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021

Total Employee Count	951	1,277	1,861	2,185	2,687	3,178	4,269	6,274

Quarterly Trends

Operating Expenses

The steady increase in operating expenses over the last eight quarters reflects the continued advances in development of our R1T, R1S, and EDV vehicle programs, including the construction of prototype vehicles and testing, go-to-market strategy, service offerings, and early development of planned future products. Sales, general and administrative costs generally increased for all periods presented, primarily due to increases in personnel-related expenses, facilities costs, and professional service fees as we grow our business and prepare for the launch of our products and services.

Liquidity and Capital Resources

Our operations have been financed primarily through net proceeds from the sale of securities and from borrowings. As of December 31, 2020 and June 30, 2021, we had cash and cash equivalents of $3.0 billion and $3.7 billion, respectively.

In January 2021, we entered into a Series F Preferred Stock Purchase Agreement pursuant to which we issued 71,913,170 shares of Series F contingently redeemable convertible preferred stock to a group of investors at a price of $36.85 per share for total gross proceeds of $2.7 billion.

In February 2021, we paid all outstanding amounts under the Term Facility Agreement.

In May 2021, Rivian Holdings, LLC, Rivian, LLC, and Rivian Automotive, LLC (collectively, the “Borrower”) entered into the ABL Facility with J.P. Morgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto. The ABL Facility will mature on May 20, 2025. As of June 30, 2021, we had $694 million of unused committed amounts under the ABL Facility. The ABL Facility contains certain affirmative and negative covenants and conditions to borrowing or taking other actions that restrict certain of our subsidiaries’ ability to, among other things, incur debt, grant liens, make investments, enter into certain transactions with affiliates, pay dividends, and prepay junior or unsecured indebtedness, subject to certain exceptions. As of June 30, 2021, the Borrower was in compliance with the ABL Facility. See “Description of Certain Indebtedness” for more information regarding the ABL Facility.

In October 2021, Rivian Holdings, LLC, Rivian, LLC, and Rivian Automotive, LLC (collectively, the “2026 Note Issuers”) issued $1.25 billion aggregate principal amount of 2026 Notes pursuant to an indenture (the “2026 Notes Indenture”) between the 2026 Note Issuers, Rivian Insurance Services, LLC and Rivian Michigan, LLC as initial guarantors (together with such guarantors from time to time party thereto, the “Guarantors”), and Wilmington Trust, National Association, as trustee (“Trustee”) and collateral agent (“Collateral Agent”). The 2026 Notes have a maturity of five years from the date of their original issuance. The 2026 Notes Indenture requires that the 2026 Note Issuers and their restricted subsidiaries, including the Guarantors, comply with a number of customary covenants (including restrictions on incurrence of indebtedness, liens, the making of restricted payments, and dispositions), in each case substantially similar to the corresponding covenants under the ABL Facility as described above. In addition, the 2026 Notes Indenture contains a minimum liquidity covenant (but no other financial covenants) requiring the 2026 Note Issuers to maintain no less than $1.0 billion of liquidity, which liquidity covenant will fall away upon meeting a fixed charge coverage ratio of greater than 1.0 to 1.0 for two consecutive fiscal quarters. See “Description of Certain Indebtedness” for more information regarding the 2026 Notes.

In July 2021, we entered into an unsecured senior convertible promissory note purchase agreement pursuant to which we issued $2.5 billion of unsecured senior convertible promissory notes. The 2021 Convertible Notes mature on July 23, 2026 and accrue interest quarterly at a rate of (i) zero percent (0%)

from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022. Upon the closing of this offering, the 2021 Convertible Notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lesser of: (i) $71.03 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination, recapitalization or any other similar transaction) and (ii) the product of (x) the initial public offering price per share multiplied by (y) the applicable discount rate determined by reference to the time of conversion (0.85 until December 31, 2021).

We have generated significant losses from our operations as reflected in our accumulated deficit of $1.7 billion and $2.7 billion as of December 31, 2020 and June 30, 2021, respectively. Additionally, we have generated significant negative cash flows from operations and investing activities as we continue to support the growth of our business. We anticipate our cumulative spending on capital expenditures to be approximately $8 billion through the end of 2023 to support our continued commercialization and growth objectives as we strategically invest in infrastructure, including additional manufacturing capacity, battery cell production, service operations, charging networks, experience spaces, and software development.

As of December 31, 2020 and June 30, 2021, our non-cancellable commitments, as disclosed below in “—Contractual Obligations and Other Commitments,” do not include any commitments related to these capital expenditures as we do not have any material commitments related to these capital expenditures that we cannot cancel without a significant penalty. In addition to our capital expenditures, we expect our operating expenses to increase for both infrastructure and workforce-related costs as we ramp vehicle production and continue to invest in research and development activities.

We believe our existing cash and cash equivalent balances and amounts available for borrowing under the ABL Facility, together with the proceeds from this offering, will be sufficient to meet our operating expenses, working capital, and capital expenditure needs for at least the next 12 months.

Our future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on R&D efforts and other growth initiatives, the expansion of manufacturing activities, the timing of new products and services introductions, market acceptance of our offerings, and overall economic conditions. Furthermore, we anticipate that these future investments will require significant external debt and/or equity financing. The sale of additional equity would result in dilution to our stockholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that restrict our operations. There can be no assurances that we will be able to raise additional capital on favorable terms or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

	For The Years Ended December 31,		For The Six Months Ended June 30,
	2019	2020	2020	2021
	(in millions)
			(unaudited)

Net cash used in operating activities	$(353)	$(848)	$(352)	$(851)

Net cash used in investing activities	(199)	(914)	(398)	(871)

Net cash provided by financing activities	2,811	2,500	—	2,568

Operating Activities

•	Cash used in operating activities during the six months ended June 30, 2021 of $851 million was primarily driven by a net loss of $994 million partially offset by an increase of $111 million in accounts payable and accrued liabilities. This increase in accounts payable and accrued liabilities was driven by the higher year-over-year spending to support the growth of the business, especially in R&D related to the progress of our vehicle programs (such as prototype expenses), and to a lesser extent, various SG&A activities related to scaling our operations (such as payroll).

•

Cash used in operating activities during the six months ended June 30, 2020 of $352 million was primarily driven by a net loss of $377 million partially offset by an increase of $23 million in accounts payable and accrued liabilities. This increase in accounts payable and accrued liabilities was driven by the higher year-over-year spending to support the growth of the business, especially in R&D related to the progress of our vehicle programs (such as prototype expenses), and to a lesser extent, various SG&A activities related to scaling our operations (such as payroll).

•

Cash used in operating activities during the year ended December 31, 2020 of $848 million was primarily driven by a net loss of $1.0 billion partially offset by an increase of $121 million in accounts payable and accrued liabilities. This increase in accounts payable and accrued liabilities was driven by the higher year-over-year spending to support the growth of the business, especially in R&D related to the progress of our vehicle programs (such as prototype expenses), and to a lesser extent, various SG&A activities related to scaling our operations (such as payroll).

•

Cash used in operating activities during the year ended December 31, 2019 of $353 million was primarily driven by a net loss of $426 million partially offset by an increase of $43 million in accounts payable and accrued liabilities. This increase in accounts payable and accrued liabilities was driven by the higher year-over-year spending to support the growth of the business, especially in R&D related to the progress of our vehicle programs (such as prototype expenses), and to a lesser extent, various SG&A activities related to scaling our operations (such as payroll).

Investing Activities

•	Cash used in investing activities during the six months ended June 30, 2021 of $871 million was primarily driven by capital expenditures related to the build-out of our Normal Factory.

•	Cash used in investing activities during the six months ended June 30, 2020 of $398 million was primarily driven by capital expenditures related to the build-out of our Normal Factory.

•

Cash used in investing activities during the year ended December 31, 2020 of $914 million was primarily driven by capital expenditures related to the build-out of our Normal Factory and, to a lesser extent, the build-out of other center of gravity locations in Irvine, California (which leads vehicle design and engineering, propulsion, and battery system development) and Palo Alto, California (which is focused on software development and vehicle electronics).

•	Cash used in investing activities during the year ended December 31, 2019 of $199 million was primarily driven by capital expenditures related to the build-out of our Normal Factory.

Financing Activities

•

Cash provided from financing activities during the six months ended June 30, 2021 of $2.6 billion was related to proceeds from the issuance of shares of Series F Preferred Stock, partially offset by debt issuance costs of $6 million and principal payments on long-term debt related to the Term Facility Agreement of $79 million.

•	There was no cash provided from financing activities during the six months ended June 30, 2020.

•	Cash provided from financing activities of $2.5 billion during 2020 was related to proceeds from the issuance of shares of Series E Preferred Stock.

•

Cash provided from financing activities of $2.8 billion during 2019 was related to proceeds from the issuance of shares of Series A, B, C, and D Preferred Stock, and the issuance of $61 million of convertible debt that was subsequently converted to shares of common stock.

Contractual Obligations and Other Commitments

We are party to contractual obligations involving commitments to make payments to third parties. These arrangements are enforceable and legally binding on us, specify all significant terms, and may contain fixed or minimum quantity purchase requirements. The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due By Year
	Total	2021	2022	2023	2024	2025	Thereafter
	(in millions)

Operating lease liabilities(1)	$113	$22	$21	$19	$18	$14	$19

Unconditional purchase obligations(2)	16	2	3	3	3	3	2

Total	$129	$24	$24	$22	$21	$17	$21

(1)

Operating lease obligations primarily relate to commercial office space and machinery and equipment. Lease terms range from one to seven years, and many of the lease agreements are renewable at the end of the lease period. During 2019, we entered into a significant lease for commercial office space in Palo Alto, California that commenced in 2020 and expires in 2027. During 2020, we entered into a significant lease for commercial office space in Irvine, California that commenced in mid-2020 and expires in early 2025.

(2)

During 2020, the Company entered into unrecognized commitments that require the future purchase of goods or services (“unconditional purchase obligations”). The Company’s unconditional purchase obligations primarily consist of payments under utility arrangements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or special purpose entities.

Qualitative and Quantitative Disclosures about Market Risk

Counterparty Credit Risk

Financial instruments that potentially subject us to concentration of counterparty credit risk consist of cash and cash equivalents, deposits, and loans. We are exposed to credit risk to the extent that our cash balance with a financial institution is in excess of Federal Deposit Insurance Company insurance limits. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of counterparty credit risk will vary based on many factors including the duration of the transaction and the contractual terms of the agreement. Management evaluates and approves credit standards and oversees the credit risk management function related to investments.

Supply Risk

We are subject to supply chain risks related to our dependence on suppliers, the majority of which are single source providers of parts or components for our products. Any inability of our suppliers to deliver necessary product components, including semiconductors, at timing, prices, quality, and volumes that are acceptable to us could have a material impact on our business, growth prospects, and financial and operating results.

Our Normal Factory is operational, and we are continuing to invest in the facility. We commenced production of the R1T in September 2021 and expect to start commercial production of the R1S and EDV in December 2021, and, as we do so, our ability to continue to ramp and sustain our production depends, among other things, on the readiness and solvency of our suppliers and vendors through all macroeconomic factors, including factors resulting from the COVID-19 pandemic.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Inflationary factors such as increases in overhead costs may adversely affect our business, financial condition, and operating costs if our costs become subject to significant inflationary pressures, and we are not able to fully offset such higher costs through price increases.

Interest Rate Risk

Our cash, cash equivalents, and marketable securities primarily consist of cash on hand and highly liquid investments in money market instruments and U.S. government securities. We do not enter into investments for trading or speculative purposes. However, our investments are exposed to market risk due to fluctuations in interest rates. This may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with U.S. GAAP and our discussion and analysis of our financial condition and operating results require us to make judgments, assumptions and estimates that affect the amounts reported. We base these estimates on historical experience and on various other assumptions we believe are appropriate and reasonable under the circumstances and apply judgement on the outcomes as the basis for amounts reported. Because of the inherent uncertainties involved in making such estimates, actual results may differ, and such differences may be material.

We consider the following policies and estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

Income Taxes

We recognize deferred tax assets and liabilities based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. Our accounting for deferred tax consequences considers the requirements under U.S. GAAP to reduce the measurement of deferred tax assets not expected to be realized. We consider all available evidence, both positive and negative, to determine whether a valuation allowance is needed. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, we record a valuation allowance. As of December 31, 2020, the majority of our deferred tax assets were comprised of net operating losses generated primarily in the United States and tax credit carryforwards. As of December 31, 2020, these assets were fully offset by a valuation allowance.

Stock-Based Compensation

We measure our stock-based awards at the grant date based on the fair value of the award, and expense them over the vesting term, net of actual forfeitures, when we consider the performance targets probable of being achieved. Generally, the Company’s outstanding stock-based awards vest based on a requisite service period of four years of continuous service, and upon the occurrence of a Change of Control or Initial Public Offering (as defined under the Plan) which are performance-based vesting conditions. Such performance-based vesting conditions are not deemed to be probable until the events occur. Therefore, no outstanding stock-based awards have vested and we have not recognized any compensation expense to date with respect to our stock-based awards.

Upon the closing of this offering, we will recognize a significant non-cash cumulative stock-based compensation charge for stock-based awards for which the service-based vesting condition has been satisfied. Based on the stock-based awards outstanding as of October 31, 2021, we expect to recognize approximately $370 million of stock based compensation expense upon the consummation of this offering. We expect to recognize the remaining unrecognized non-cash compensation expense for stock-based awards that were outstanding as of the closing of this offering ratably as the service-based vesting condition is satisfied. Based on the stock-based awards granted as of October 31, 2021, we expect to recognize approximately $185 million and $730 million of stock-based compensation expense for the remainder of the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2022, respectively. For stock-based awards granted after the closing of this offering, we expect to record stock-based compensation expense ratably over the requisite service period.

We have two types of stock-based awards granted and outstanding under the Plan, stock options and RSUs. We calculate the fair value of stock options on the grant date using a Black-Scholes option pricing model. The determination of the grant date fair value of issued stock option awards is affected by a number of variables, including the fair value of our underlying common stock, our expected common stock price volatility over the term of the option award, the expected term of the award, risk-free interest rates, and the expected dividend yield of our common stock. We calculate the fair value of RSUs based on the fair market value of the underlying common stock on the grant date.

Common Stock Valuations

In the absence of a public trading market, the fair value of the shares of our common stock was determined by our board of directors, with input from management, taking into account the most recent valuation of shares of our common stock from an independent third-party valuation specialist. Our board of directors intended all granted stock options to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. We determined the valuations of the shares of our common stock using a market approach valuation methodology, in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	our actual operating and financial performance;

•	current business conditions and projections;

•	relevant precedent transactions involving our capital stock;

•	our stage of development and competitive position;

•	any adjustment necessary for lack of marketability of the common stock underlying the granted options;

•	market performance of comparable publicly-traded companies; and

•	current economic conditions and outlook for the U.S. economy as well as global economic conditions.

Application of this valuation approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any period could be affected by changes in our assumptions or market conditions.

Expected Volatility

Since we do not have a trading history of our common stock, we derived the expected volatility from the average historical stock volatilities of several public peer companies that we consider to be comparable to our business. We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available.

Expected Term

The expected term represents the average time our stock-based awards are expected to be outstanding. As the stock option awards are not yet exercisable, we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, for stock options, we estimated the expected term based on the weighted average midpoint of expected vest date and expiration date. For awards granted which contain performance vesting conditions, we estimate the expected term based on the estimated dates that the performance conditions will be satisfied.

Risk-Free Interest Rate

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximating the stock options’ expected term.

Dividend Yield

The expected dividend yield rate is zero, as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Preliminary Offering Price and Options Granted Subsequent to June 30, 2021

From July 2021 through October 31, 2021, we granted less than 1 million stock options at a weighted average exercise price of $39.58 per share and 12 million RSUs. The stock options require a service period to vest and a Change in Control to become exercisable. The RSUs require a service period and an Initial Public Offering to vest. Similar to our existing options and RSUs, the performance based vesting conditions are not deemed to be probable until such events occur. The issuance of these options and RSUs has resulted in an incremental $496 million of unrecognized stock-based compensation.

In light of the difference between the fair value for a share of our common stock used for stock options and RSUs granted during this period and the price range set forth on the cover page of this prospectus as well as the proximity of such grants to this offering, we established the fair value of these grants based on a straight-line interpolation from our July 20, 2021 fair value and the midpoint of the price range set forth on the cover page of this prospectus in order to determine the appropriate stock-based compensation expense for financial reporting purposes.

Upon completion of this offering, our Class A common stock will be publicly traded and we will rely on the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock.

Impairment of Long-Lived Assets (Held-and-Used Long-Lived Assets)

We review property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset may not be fully recoverable. Events that trigger a test for recoverability include material adverse changes in projected revenues and expenses, present cash flow losses combined with a history of cash flow losses and a forecast that demonstrates significant continuing losses, significant negative industry or economic trends, a current expectation that a long-lived asset group will be disposed of significantly before the end of its useful life, a significant adverse change in the manner in which an asset group is used or in its physical condition, or when there is a change in the asset grouping. We initially assess the risk of impairment based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist against the carrying value of the asset group. Impairment occurs when the carrying value of the asset group exceeds the estimated future undiscounted cash flows generated by those assets. When impairment is indicated, we record an impairment charge for the difference between the carrying value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition.

Loss Contingencies

We may be involved in various legal proceedings, claims, and regulatory, tax, and government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record a liability when we believe that a loss is probable, and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to our consolidated financial statements. If we determine that a loss is reasonably possible, but the loss or range of loss cannot be reasonably estimated, we state in the accompanying notes to our consolidated financial statements that an estimate of the loss cannot be made.

We review the developments in our contingencies that could affect the amount of the provisions that we previously recorded in our books and records, and the matters and related reasonably possible losses we previously disclosed in our consolidated financial statements. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. We have based these estimates on our assessment of the facts and circumstances at each balance sheet date, and they are subject to change based on new information and future events.

The outcome of litigation is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts significantly different from management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially affected.

Recent Accounting Pronouncements

See Note 3 “New Accounting Standards” in the notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

We ceased to be an “emerging growth company,” as defined in the JOBS Act, as of October 8, 2021 due to our issuance, in a three-year period, of more than $1.0 billion in non-convertible debt securities. However, because we ceased to be an “emerging growth company” after we confidentially submitted our registration statement related to this offering to the SEC, we will be treated as an “emerging growth company” for certain purposes until the earlier of the date we complete this offering and October 8, 2022. The JOBS Act allows emerging growth companies to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, such as Section 107 of the JOBS Act that allows an extended transition period for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Internal Control Over Financial Reporting

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included elsewhere in this prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified pertain to controls that address segregation of duties across financially relevant functions and information technology (“IT”) general controls over tools and applications used in financial reporting. We have concluded that these material weaknesses existed because, as a private company, we did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. The deficiencies identified did not result in a misstatement to our financial statements.

We have taken and will continue to take action to remediate these material weaknesses, including:

•	implementation of processes and controls to better identify and manage segregation of duties risks;

•	implementation of IT general controls to manage access and program changes within our IT environment; and

•	continued hiring of additional accounting and finance resources with public company experience.

We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. Additionally, as stated above, we have not performed an evaluation of our internal control over financial reporting as permitted under the JOBS Act; accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

BUSINESS

Our Purpose

Today, our planet is operating off hundreds of millions of years of accumulated plant- and animal-based carbon. On our current path, this stored energy will be fully exhausted in only a few generations and, in the process, carbonize our atmosphere to such a degree that life as we know it will not be possible. If our planet is to continue to sustain life and enchant future generations, we must change.

To build the kind of future our kids and our kids’ kids deserve, extraordinary steps must be taken to stop the carbonization of our atmosphere. This requires individuals and entire industries to come together in ways we never have before. This is where Rivian’s potential lies - in creating solutions that shift consumer mindsets and inspire other companies to fundamentally change the way they operate.

As staggering as this may sound, and as complex as our objective is, we already have everything we need to create change. It starts with harnessing the very thing every human being is born with - an adventurous spirit. There is a reason why we are hardwired with curiosity and a capacity to invent better ways of doing things. The part of us that seeks to explore the world is also the secret to making sure it remains a world worth exploring. Forever.

Our Business

We design, develop, and manufacture category-defining EVs and accessories. We sell them directly to customers in the consumer and commercial markets. Our vehicles are complemented by a full suite of proprietary, value-added services that address the entire vehicle lifecycle and deepen our customer relationships. Starting with a clean sheet, we built a vertically integrated ecosystem comprised of our vehicle technology platform, Rivian Cloud, product development and operations, products, and services. Interconnected by our data and analytics backbone, our ecosystem is designed to deliver fast-paced innovation cycles, structural cost advantages, and exceptional customer experiences, all of which combine to create a self-reinforcing growth dynamic while serving our mission to Keep The World Adventurous Forever.

In the consumer market, we launched the R1 platform with our first generation of consumer vehicle, the R1T, a two-row five-passenger pickup truck, and began making customer deliveries in September 2021. As of September 30, 2021, we produced 12 R1Ts and delivered 11 R1Ts, and as of October 31, 2021, we produced 180 R1Ts and delivered 156 R1Ts. Nearly all of these vehicles were delivered to Rivian employees, and we expect to ramp deliveries to third-party customers as we increase our production rate. We plan to launch and commence customer deliveries for the R1S, a three-row seven-passenger SUV, in December 2021 following the completion of ongoing vehicle validation and all required testing. By the end of 2021, we intend to produce approximately 1,200 R1Ts and 25 R1Ss and deliver approximately 1,000 R1Ts and 15 R1Ss. Engineered for all of life’s adventures, our Electric Adventure Vehicles combine performance, utility, and efficiency. They are equally capable of rock crawling or carving turns on a mountain road and can leave most sports cars in the rearview mirror. The R1T and R1S are equipped with a proprietary set of advanced technology systems, including vehicle electronics, battery, electric drive, chassis, Driver+, and digital user experience management. These technologies can continuously improve and expand functionality through cloud-enabled OTA updates.

Our vehicles occupy an attractive whitespace, addressing large, fast-growing, and high-margin market segments, and are designed to accelerate the large-scale adoption of sustainable transportation. The R1T and R1S introduce our brand to the world and will serve as our flagship vehicles as we continue to expand our offerings. To accompany our vehicles, we have developed a comprehensive portfolio of vehicle accessories that will further sharpen our brand’s focus on adventure and active lifestyles.

Complementing our consumer vehicles, our suite of value-added services includes digitally enabled financing, telematics-based insurance, proactive vehicle service (maintenance and repair), flexible membership and software services, comprehensive charging solutions, and a data-driven vehicle resale program. We expect these services to generate long-term brand loyalty while also creating a recurring revenue stream for each vehicle across its lifecycle.

In the commercial market, we will launch the RCV platform with our first vehicle, the EDV, designed and engineered by Rivian in collaboration with Amazon, our first commercial customer. Amazon has ordered, subject to modification as described below under “Certain Relationships and Related Party Transactions,” an initial volume of 100,000 vehicles globally, representing the largest order of EVs ever. By the end of 2021, we intend to produce and deliver approximately 10 EDVs. Developed to be safe, comfortable, and easy to operate for drivers, the EDVs will offer a step change in driver experience relative to vehicles available in the market today. They are also designed to achieve lower TCO for Amazon while supporting a path to carbon neutral deliveries. We expect to gain rich experiences from what we believe will become the largest centrally managed EV fleet in the world. Through our work with Amazon, we believe we will be well-positioned to leverage our learnings to build capabilities that will accelerate our progress towards a leadership position in the commercial vehicle market and our deployment of new business models.

Alongside our commercial vehicles, we offer FleetOS, our proprietary, end-to-end centralized fleet management subscription platform. It encompasses vehicle distribution, service, telematics, software services, charging, connectivity management, Driver+, and lifecycle management. Building upon this foundation, FleetOS will continually add more features over time, including leasing, financing, insurance, driver safety and coaching, smart charging and routing, remote diagnostics, 360° collision reports, and vehicle resale. This cloud-based platform integrates and analyzes vehicle, infrastructure, and operations data, driving us toward industry-leading TCO, safety, and fleet utilization. We have designed FleetOS so it can be customized for a commercial customer’s operational needs. In addition to managing fleets of Rivian vehicles, FleetOS will be able to address mixed fleets comprised of Rivian and non-Rivian commercial vehicles, allowing us to serve a greater number of commercial customers at scale.

Our direct-to-customer model allows us to manage all sales, deliveries, service operations, and resale in-house, without reliance on a dealership network or other third parties. We employ an integrated, digital-first strategy that is not only convenient and transparent for our customers, but also efficient and scalable to support our continued growth. Our website and mobile app facilitate brand engagement, product discovery, demo drives, purchase transactions, vehicle deliveries, vehicle service, account management, and resale. We believe this strategy will allow us to deliver uncompromised experiences well beyond what is available through the standard dealership model.

We enable our diverse offering of highly differentiated products and services as well as our digital-first, direct-to-customer journey entirely through our vertically integrated ecosystem. The Rivian ecosystem consists of the following components:

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Vehicle Technology. A secure, reliable, scalable combination of hardware and software, connecting our proprietary in-vehicle systems, including vehicle electronics, battery, electric drive, chassis, Driver+, and experience management.

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Rivian Cloud. Our architecture of interconnected software applications designed to deliver seamless, end-to-end digital commerce solutions and experiences across web, mobile, and app. Rivian Cloud enables FleetOS, remote diagnostics, OTA software updates, and remote vehicle controls, including vehicle access.

•	Product Development and Operations. Our vertically integrated product development and operations functions include design, development, manufacturing, sales, delivery, service, and charging. These distributed functions serve the unique needs of our consumer and commercial customers. As of September 30, 2021, we operated six service centers in four states (California, Illinois, Washington, and New York), 11 mobile service vehicles, a 24/7 service support center in Michigan, and have secured 24 RAN DCFC sites in seven states, 145 Rivian Waypoints charging sites in 30 states, and 20 service center locations for further expansion.

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Products and Accessories. Our consumer launch portfolio is comprised of category-defining vehicles that reimagine the pickup truck and SUV segments. We will enter the commercial market with long-range electric step-in vans developed for mass production. The EDV is designed to lower TCO, improve uptime, and facilitate Amazon progressing in its commitment to net zero carbon operations. We expect our products and accessories to provide access to new markets and bring new customers into our ecosystem.

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Services. We will offer highly tailored and differentiated services that enable seamless and intuitive experiences throughout the entire customer lifecycle. We expect this holistic approach to drive higher customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a greater share of the full lifecycle value of every Rivian vehicle produced.

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Data and Analytics. Our ecosystem is interconnected by our proprietary data and analytics backbone housed in Rivian Cloud. It is comprised of a centralized data lake and analytics tools, providing valuable insights that can be applied to continuously improve ecosystem-wide performance, functionality, and uptime to drive increased customer satisfaction.

Data & AnalyticsVehicle Electronics Battery Electric Drive Chassis Driver+ Experience ManagementRivian CloudDigital Commerce Operations Management Fleet Management Energy Management Product Development and OperationsDesign &Engineering Manufacturing Delivery Service Network Experience Spaces Charging Network Customer Service ProductsConsumer Commercial Accessories ServicesFinancing Insurance Vehicle Service Membership & Software Charging Fleet OS Vehicle Customization Resale Program Data & Analytics

Our ecosystem is designed to be highly scalable, flexible, integrated, and interconnected to power an immersive customer journey. This will enable us to maximize our impact by addressing both the consumer and commercial markets simultaneously. We can deploy our offerings at scale using a shared, vertically integrated technology platform, comprised of vehicle technology and Rivian Cloud, with network effects that will build data insights to improve our ecosystem. By utilizing our common technology platform, we generate synergies and scale efficiencies, enabling us to increase our pace of innovation and create offerings that serve the unique needs of our customers. Our direct-to-customer relationships and connected vehicle technologies allow us to gather customer and product insights over the full lifecycle of our vehicles. We will utilize these insights to continuously improve our offerings by adding new capabilities and functionality. Enhanced offerings will attract more customers, deepen existing customer relationships, and expand our data repository and insights, which will further benefit our customers and Rivian.

VehiclesVehiclesVertically Integrated Technology Infrastructure Commercial Services FleetOSDataConsumer Services End-to-End, Full Vehicle LifecycleScale & EfficiencyCustomer BenefitsExpenence EngagementCustomer Benefits TCO & Safety

Beyond the benefits of our ecosystem, we believe that our most durable competitive advantage is our culture. Our strength comes from a diversity of backgrounds, perspectives, talents, and approaches, and we work hard to cultivate a culture of collaboration. Diversity drives dialogue and exploration in the development process that we believe yields category-defining products and services. Across Rivian, we champion a first-principles mindset to solving problems. This drives innovation and learning to propel continued growth and our mission to Keep The World Adventurous Forever.

Our diverse product portfolio and focus on inspiring people to get out and explore the world positions us to build an enduring brand while addressing a wide range of future mobility and sustainability solutions. Through our base of preorders, we observe strong affinity for our brand which we expect to intensify as brand awareness grows and we welcome new customers to the Rivian community. As of October 31, 2021, we had approximately 55,400 R1T and R1S preorders in the United States and Canada from customers who each paid a cancellable and fully refundable deposit of $1,000. Based on our current production forecast, we expect to fill our preorder backlog of approximately 55,400 by the end of 2023. We believe the combination of our deep focus on addressing climate change, building compelling products, and delivering a superior customer experience will enable Rivian to drive adoption and customer loyalty, powering our continued growth.

We have made decisions and investments with the objective of maintaining a long-term growth orientation that creates value for all stakeholders, including our employees, customers, partners, communities, shareholders, and the environment. In the near-term, we are targeting the pickup truck, SUV, and commercial van market segments in the United States, Canada, and Western Europe. We plan to achieve long-term growth by expanding in our existing markets, constructing a broad portfolio of vehicles and digital services with global appeal, entering major global automotive markets, strategically investing in our ecosystem, and expanding into adjacent verticals. In keeping with our long-term mindset, we are designing technology and infrastructure to support and benefit from the future transition to increased autonomy, new ownership models, and renewable energy solutions.

Key Industry Tailwinds

We believe the convergence of key trends, including shifting consumer preferences and targeted regulatory support, is contributing to the robust demand for Rivian products and services.

•	EV Adoption is at the Tipping Point. EV adoption is accelerating as consumers and businesses better understand the wide-ranging product and environmental benefits of EVs. Declining battery costs are positioning EVs to rapidly reach cost parity with traditional ICE vehicles. With cost of EV ownership no longer a significant barrier to purchase, we believe the EV revolution has begun, and there is an opportunity for approximately 90 million light vehicles sold globally each year to transition to EVs.

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Regulatory Requirements and Incentives Promote EV Adoption. Local, regional, and national governments are incentivizing or mandating the sale of EVs and eliminating the sale and usage of ICE vehicles through targeted policies. To date, approximately 17 countries have either passed or are considering legislation to phase-out the sale of ICE vehicles between 2025 and 2050. The United States as well as several countries in Europe and Asia offer both financial and non-financial benefits to EV owners, such as tax credits and improved roadway access. The United States, in particular, is looking at expanding several programs, including regulatory credits, to promote EV adoption through the U.S. federal government’s proposed infrastructure plan.

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Trucks and SUVs Are the Fastest Growing and Most Profitable Automotive Segments. Trucks and SUVs comprise over 70% of new vehicle sales in the United States and account for most of the profits generated by incumbent automobile manufacturers. Today’s consumers overwhelmingly compromise on fuel economy by choosing less fuel-efficient trucks and SUVs and in doing so trade-off sustainability and efficiency for utility, style, and function. As a result, we believe Rivian vehicles will attract a broader customer base that may not have purchased this category historically, expanding our addressable market.

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E-commerce Growth is Creating Demand for Delivery Vehicles. E-commerce growth has driven a dramatic increase in last mile parcel and food delivery. In 2020, U.S. e-commerce sales grew 32%, according to the U.S. Department of Commerce, and resulted in a corresponding increase in package deliveries. Even with this growth, e-commerce accounted for only 14% of total retail sales in 2020 according to the U.S. Department of Commerce. As consumer demand for e-commerce continues to accelerate, we expect demand for commercial delivery vehicles to increase at a similar pace. EVs are well-positioned for this use case due to short, predictable routes, criticality of efficient operations, and their ability to offer lower TCO relative to ICE vehicles. Furthermore, recognizing the environmental impact of increased deliveries, leading logistics and e-commerce companies are outpacing regulations in transforming their fleets. Companies such as Amazon, DHL, UPS, FedEx, and Ikea have publicly pledged to transition their delivery operations entirely to EVs to reach net zero carbon emissions in the near- to medium-term.

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Sustainability is Driving Purchasing Decisions. Consumers are increasingly emphasizing sustainability in their purchasing decisions in an effort to positively impact their communities and the environment. The availability of sustainable products and services along with their environmental impact is emerging as a key factor that can influence purchasing decisions. Accordingly, this is encouraging businesses to develop sustainable solutions and announce commitments to achieve net zero carbon emissions.

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Shift Towards Active Lifestyles. Consumers are shifting their lifestyles to include more wellness and outdoor-related products and activities, and are changing their buying preferences to reflect this trend. We believe this long-term trend is impacting all industries, resulting in major growth opportunities for active lifestyle brands.

The Rivian Advantage

We designed all aspects of our ecosystem, business model, offerings, and organization to enable a scalable, customer-centric, and efficient approach, resulting in key competitive advantages.

•	Vertically Integrated Ecosystem. We have invested significant resources and capital in the development of our ecosystem, which has a strong technology foundation, robust product development and operations infrastructure, and deep vertical integration. This combination is designed to create category-defining products and services as well as deliver an end-to-end, best-in-class experience across the entire customer lifecycle. Additionally, our ecosystem is highly scalable and flexible, and lowers structural costs across our business, achieving operational efficiencies and enabling rapid growth. We use insights from data generated across our closed-loop ecosystem to enhance operational performance, improve customer engagement, and continue developing relevant products and services that accelerate the adoption of EVs and sustainable energy solutions.

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Diversified Business Model. We have deliberately structured our business to serve consumer and commercial customers with holistic solutions that are tailored to meet their unique needs. We believe our partnership with Amazon and its initial order of 100,000 EDVs, subject to modification as described below under “Certain Relationships and Related Party Transactions,” together with our growing base of preorders for R1T and R1S, will provide accelerated scale and demand predictability. In addition, we expect the experiences we will gain with Amazon as we deliver their fleet of EDVs will enable us to improve our product offerings and build capabilities to support future fleet solutions. Addressing two distinct market segments should help limit the impact of cyclicality on our business, which is inherent in the automotive industry. We expect to drive critical scale and cost efficiencies through shared technologies and product development and operations infrastructure. Ultimately, we believe this will support our ability to rapidly grow and capture a larger share of our addressable market as we introduce vehicles at more accessible price points.

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Direct Customer Relationships. We are a customer-centric organization. Our direct relationships with customers allow us to design solutions that best serve their needs, drive strong engagement, remove structural inefficiencies, create transparency, and increase customer satisfaction and referrals. Our relationships also serve as a medium for establishing a real-time feedback loop, through which we gather valuable data to improve our products and services. By controlling every customer touchpoint from awareness through ownership, we replace a patchwork of third parties with our end-to-end, integrated solutions. We expect to deliver more value to customers along with a superior experience that will generate brand loyalty and increase adoption of our offerings.

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Scalable, Multi-Program Development Capabilities. We have designed our organization to run and launch multiple unique vehicle programs concurrently. By leveraging our shared and scalable technology platform, we believe that we will grow and refine our product portfolio to rapidly build scale in advanced vehicle technologies. Our multi-program development capability, demonstrated with the planned near-simultaneous launches of R1T, R1S, and EDV, is designed to allow us to drive scale and rapidly expand our serviceable addressable market by consistently delivering new vehicles targeted at specific geographies and segments in support of the global transition to EVs.

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Extensible Suite of Services. Our portfolio of complementary services is designed to deliver an intuitive and seamless customer experience across the full lifecycle of our consumer and commercial vehicles. Enabled by our data communication architecture, which integrates our vehicle, cloud, and commerce technologies, we can engage directly with our customers in real-time and add value over the lifecycle of the vehicle, which is uncommon in the automotive industry. As we deepen our direct relationship with each customer, we will be able to anticipate their needs and offer tailored solutions. Our suite of services provides an opportunity to generate predictable, high-margin recurring revenues and increase the lifetime revenue potential of each vehicle.

•	Our Culture. We are incredibly intentional about the culture we are creating, which is our most durable competitive advantage. Everything from the way we recruit and onboard, to our equity-

for-all philosophy, to our transparent way of communicating, is in service of making Rivian the company passionate professionals join to learn, grow, and do the most meaningful work of their careers. As we continue to scale, the level of complexity in our business will require talented individuals from diverse backgrounds and industries to exercise a first-principles mindset and embed a collaborative attitude in everything we do. Continuing to develop the Rivian way of solving problems is critical for our long-term success and continues to be our highest priority as an organization.

Long-Term Growth Strategy

We have made decisions and investments with long-term objectives in mind. We believe maintaining a long-term growth orientation is key to maximizing Rivian’s impact and generating value not only for our shareholders, but also for our employees, communities, customers, and the environment. Our goal is to build Rivian into one of the most recognizable brands in the world; this requires us to ensure the brand transcends segments, form factors, geographies, and customer models. We plan to achieve this by constructing a diverse portfolio of offerings with global appeal and strategically investing in our technology platform and infrastructure.

Key levers of our growth strategy include:

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Increase Share in Existing Markets. We believe our portfolio of innovative first generation EVs and holistic services and solutions offered direct-to-customer will help launch Rivian as a leading brand. This is the ideal platform from which we will offer additional vehicle variants across a broader set of price points supported by scale-driven supply chain efficiencies, further vertical integration, and technology advancements. Additionally, we intend to expand our brand appeal through engaging content, rich digital experiences, immersive events, and our comprehensive demo drive program.

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Develop and Launch Next-Generation Vehicles. Over the next several years, we intend to launch multiple vehicles within the consumer and commercial segments. These vehicles will serve a variety of form factors, price points, use cases, and geographies. We intend to utilize our existing R1 and RCV platforms and develop new platforms to underpin our diverse portfolio of vehicles. We expect the high degree of modularity and flexibility in our platforms will drive lower costs and faster product development cycles, reducing time to market.

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Pursue International Expansion. We believe our strong brand positioning around adventure, innovation, and sustainability has global appeal. We believe that our offerings and holistic customer experience will enable us to expand our sales footprint across all major automotive markets. Our launch is focused on the U.S. and Canadian markets. We intend to enter Western European markets in the near-term, followed by entry into major Asian-Pacific markets. To serve our global demand, we plan to localize production and supply chains in these regions.

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Extend Depth and Breadth of Our Digital Services. Digital services represent a significant untapped opportunity in the automotive industry due to legacy structural and technological limitations. Our direct-to-customer model and our integrated vehicle-cloud-commerce technologies enable us to harness the full potential of digitally enabled services for our customers. Digital services generate consistent recurring revenues at attractive margins which compound with increasing scale.

Over time, we will grow the depth of digital offerings by leveraging a deeper knowledge of our customers, increased data insights, and further enhancement of our technology platform. We plan to launch additional subscription services, enable the purchase of more features through OTA software updates, including higher levels of autonomy, expand our financing and insurance offerings, and play a central role in the used Rivian marketplace. We will also grow FleetOS to provide an all-encompassing solution that will serve the end-to-end lifecycle needs of fleets. We believe these digital services will attract new consumer and commercial customers and increase their affinity for our products, enhancing customer retention, enabling recurring revenue streams across our business, and increasing lifetime customer value.

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Invest in Our Ecosystem. We plan to continue investing in our product development and operations infrastructure to enable our growth, product innovation, and customer experience. The expected breadth of our future product portfolio will require significant additional production capacity. We intend to strategically invest in new facilities to increase our manufacturing capacity and maximize operational efficiency. These initiatives include establishing in-house battery cell manufacturing capabilities to complement third-party cell procurement which will provide supply continuity and support our anticipated growth. Further investments will include additional vertical integration to advance our product performance and cost position, scale our service and charging infrastructure to drive customer adoption, and enhance our digital platform and customer engagement operations.

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Expand Energy Solutions Portfolio. We have developed core capabilities in power conversion and energy storage that underpin our vehicles and suite of charging solutions. We see tremendous opportunity to build on these capabilities and leverage our customer base to offer integrated hardware (charging, generation, and storage) and software-based energy management solutions in the residential, industrial, and commercial markets. These solutions will allow our customers to manage the cost and sustainability of their energy supply more effectively, and allow us to play a significant role filling critical gaps in electrical grid readiness and electrification of the transportation sector.

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Unlock New Business Models. As the automotive, transportation, and energy markets experience rapid change, we believe we have the opportunity to lead in these sectors by developing and deploying innovative new business models. The models we are deploying today leverage our capabilities as a direct-to-customer, integrated technology and manufacturing company to offer end-to-end solutions for the consumer and commercial markets. This positions us to drive the adoption of future business models that include next generation technologies such as higher levels of autonomy. We believe autonomous vehicles will create or enable a step function change in how consumers and fleets will view and utilize mobility and energy. Our commercial solutions and expertise in managing what we believe will become the largest centrally managed EV fleet, will allow us to unlock future service offerings, including autonomous mobility-as-a-service for the movement of people and goods, and energy-as-a-service for consumer and commercial customers.

Our Market Opportunity

We address a massive opportunity in building the future of mobility. We believe our vertically integrated ecosystem enables us to offer holistic solutions compared to traditional automakers and deliver more value to our customers, allowing us to capture revenues across the full vehicle lifecycle. We define our market opportunity in terms of our TAM, which we believe we can address over the long-term, and our SAM, which we believe we can address within the next three years. We calculate our SAM and TAM based upon the market for new vehicle sales across consumer and commercial vehicles in addition to the LTR potential of services, which includes the resale of these vehicles. We estimate our TAM to be $9 trillion and our SAM to be $1 trillion.

The consumer and commercial markets we are pursuing are large and rapidly evolving, creating an ideal opportunity for us to leverage a common set of leading technologies and capabilities that can be utilized across both markets. Based on the strength and positioning of our brand, products, and services which address the shifting needs of individual consumers and commercial fleets, we see an opportunity to be a leader in this large TAM. We provide detailed analysis behind our methodology for vehicle sales and LTR below.

Consumer CommercialGlobal R1 platform, additional vehicle platforms, and associated lifetime revenueUnited States, Canada, and Western Europe R1 platform variants and associated lifetime revenueGlobal RCV platform, additional vehicle platforms, and associated lifetime revenueUnited States, Canada, and Western Europe RCV platform variants, including EDV, and associated lifetime revenueTAM $8,332BTAM $649BSAM$954BSAM $209B

Our Consumer TAM consists of market sales of 81.1 million new vehicles per year and the $67,900 LTR potential of their associated services, representing an estimated $8 trillion global market opportunity.

Our Consumer SAM consists of market sales of 7.9 million new vehicles per year and the $67,900 LTR potential of their associated services, representing an estimated $1 trillion market opportunity in the United States, Canada, and Western Europe. We include these regions in our Consumer SAM as we are currently planning to sell our consumer vehicles in these regions in the next three years. The R1T and R1S are currently undergoing product homologation for Canada and we expect to enter the Western European market in 2023 with R1 platform variants.

Our Commercial TAM consists of market sales of 6.5 million new vehicles per year and the $64,600 LTR potential of their associated services, representing an estimated $649 billion global market opportunity.

Our Commercial SAM consists of market sales of 2.0 million new vehicles per year and the $64,600 LTR potential of their associated services, representing an estimated $209 billion market opportunity in the United States, Canada, and Western Europe. We include these regions in our Commercial SAM as we are currently planning to sell our commercial vehicles in these regions in the next three years. Specifically, we are pursuing orders for delivery of EDVs into Western Europe in 2022 and expand our customer base as we introduce additional vehicle variants with broader applications on the RCV platform. Our Commercial SAM excludes non-Amazon last-mile delivery vehicles in the United States, Canada, and Western Europe.

To complement our vehicles, we intend to establish charging and service operations in the United States, Canada, and Western Europe as we expand into these markets. We are actively working to secure sites in these regions and expect our distributed infrastructure to support both consumer and commercial customers. For charging, customers can also access our partners’ networks and other publicly available charging stations in the United States and Canada which are based on the combined charging standard, and we are also exploring charging opportunities in Western Europe.

Vehicle Sales

For our Consumer and Commercial TAM and SAM estimates, we include both EVs and ICE vehicles in our unit sales estimate. We believe our EVs will attract a broader consumer customer base that may not have purchased this category in the past due to concerns over efficiency or performance tradeoffs. Currently, over 90% of the vehicles that our preorder customers own are ICE-based. We also include sales of all pickup trucks and SUVs in our Consumer TAM and SAM, and while some of the purchases may be utilized for commercial activity, we do not include these vehicles in our Commercial TAM and SAM.

We calculate the average sale price of these units according to industry sources’ estimates of vehicle prices by model.

Consumer

We estimate that our Consumer TAM is comprised of 81.1 million new vehicles per year, based on estimated annual unit sales data for 2023 from IHS Markit Ltd. (“IHS”) to derive our new vehicle unit sales data for the consumer market. We aggregate country-level estimates to derive global annual unit sales. We assume that we can address nearly all consumer vehicle types with the exception of sports cars, a market segment we do not currently anticipate pursuing.

We estimate that our Consumer SAM is comprised of approximately 7.9 million new vehicles per year, based on estimated annual premium vehicle sales in 2023 from IHS. Our data shows that our preorder customers currently own a wide range of vehicles, including SUVs, sedans, pickup trucks, and vans. We therefore include all consumer vehicle types with the exception of sports cars in this calculation. We define premium vehicles as vehicles with an average price at or above $40,000, based on the minimum of the estimated average selling prices determined by Edmunds for the vehicles in its Entry Luxury Car segment. We only include vehicle sales in the United States, Canada, and Western Europe when calculating SAM given we plan to operate and sell our consumer vehicles in these regions through 2023.

To calculate our SAM and TAM for the entire consumer opportunity, we add i) total number of vehicles sold per year multiplied by the average selling price and ii) total number of vehicles sold multiplied by the LTR of approximately $67,900.

SAM ConsumerRegion Units(M)SAM($B)U.S & Canada 5.1 $278Western Europe 2.7 $143Total Vehicles 7.9 $420Vehicle LTR ($67.9K x 7.9M $534Total Consumer $954 TAMConsumer Region Units(M) TAM($B)Global 81.1 $2,824Total Vehicles 81.1 $2,824Vehicle LTR ($67.9K x 81.1M) $5,508Total Consumer $8,332

Commercial

We estimate that our Commercial TAM is comprised of 6.5 million new vehicles per year. We use third-party estimated annual unit sales data for 2023 from IHS to derive our new vehicle unit sales data for the commercial vehicle market. We aggregate country-level estimates to derive global annual unit sales. We believe that we can address nearly all last-mile commercial fleet customers over the long-term as we expand our line-up and leverage our fleet insights and technologies. We include all light commercial vehicles with the exception of buses and mini-vans.

We estimate that our Commercial SAM is comprised of 2.0 million new vehicles per year, based on estimated annual vehicle sales in 2023 from IHS of vehicles to be sold in the three regions included in our SAM. We include all light commercial vehicles with the exception of buses and mini-vans. Due to the current nature of our commercial relationship with Amazon, we are unable to serve additional last mile delivery customers beyond Amazon for the duration of the SAM calculation period and have therefore excluded them from our SAM calculation. To calculate our SAM and our TAM for the entire commercial opportunity, we add i) total number of vehicles sold per year multiplied by the average selling price, ii) vehicle upfit of approximately $9 billion for the SAM and $29 billion for the TAM based on total number of vehicles sold, and iii) total number of vehicles sold multiplied by the LTR of approximately $64,600.

SAMCommercialRegion Units (M) Sam ($B)U.S & Canada 0.5 $19Western Europe 1.5 $62Total Vehicles 2.0 $81Vehicle LTR ($64.6K x 2.0M) $128Total Commercial $209 TAMCommercialRegion Units(M) TAM($B)Global 6.5 $232Total Vehicles 6.5 $232Vehicle LTR ($64.6K x 6.5M) $417Total Commercial $649

Lifetime Revenue Potential

We define LTR potential of our consumer and commercial vehicles as the revenue we can generate from a vehicle throughout its lifetime if the owner(s) were to use and subscribe to all the additional services and accessory products that we offer. To illustrate the size of the opportunity, we are presenting the full LTR potential of each consumer and commercial vehicle.

To calculate the LTR potential of our consumer and commercial services, we assume an average vehicle life of 10 years and include our estimated LTR potential of accessories, fleet management, financing and insurance solutions, delivery fees, charging services, software, vehicle service, and resale and trade-in of used vehicles. These estimates are based on third-party and other publicly disclosed industry benchmarks, as well as management estimates and assume 100% attach-rate for each service. We assume that consumer vehicles drive 12,500 miles per year and commercial vehicles drive 22,500 miles per year. The LTR potential of any given vehicle may therefore differ from the estimated values described below, and will be determined by reference to the specific agreed terms for the offerings applicable to such vehicle. For example, we are currently in discussions with Amazon with respect to contracts that will govern multiple services for the EDVs. We cannot guarantee that we will be able to enter into, nor advise as to the specific terms of, such agreements. The LTR potential of the EDVs will be determined through the negotiations between the respective parties and the ultimate agreed upon terms for such services.

Our estimated LTR for a consumer and commercial vehicle is $67,900 and $64,600, respectively. The largest elements of our estimated LTR potential per vehicle are:

Consumer and Commercial

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Resale and Trade-In. We assume the LTR opportunity from resale and trade-in to be $34,500 per consumer vehicle and $19,800 per commercial vehicle, based on a single sale in year six of the vehicle’s life. We determine the residual value based on third-party depreciation data for EVs and add a reconditioning gross up and resale margin.

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Financing and Insurance. We assume the LTR from insurance and financing to be $8,700 for consumer vehicles and $7,400 for commercial vehicles. For insurance, this is based on an average gross insurance premium from American Automobile Association (“AAA”) and an estimated loss ratio in line with other automobile insurance providers. For financing, we estimate that 80% of the vehicle price will be financed and assume a net interest rate in line with other automotive original equipment manufacturers (“OEMs”) offering captive financing.

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Vehicle Service. We assume the LTR from vehicle service to be $3,500 for consumer vehicles and $6,100 for commercial vehicles. This is based on average cost per mile for EVs from AAA excluding cost of tires and applied after the vehicle warranty period.

Consumer Only

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Software Enabled Services. We assume the LTR opportunity from software to be $15,500. This is comprised of autonomous driving capabilities of $10,000, and a monthly subscription plan for infotainment, connectivity, diagnostics, and other services valued at $5,500, based on publicly disclosed industry benchmarks.

Commercial Only

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Charging-as-a-Service. We assume the LTR opportunity from charging-as-a-service to be $14,600 based on industry research and management estimates. This includes costs for alternating current (“AC”) and DC charging hardware and monthly operations, maintenance, software, and connectivity subscription fees.

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Fleet Management. We assume the LTR opportunity from fleet management services such as in-fleeting, smart charging, asset health management, driver safety and efficiency monitoring and coaching, intelligent TCO and uptime management, and de-fleeting to be $11,300 based on publicly disclosed industry benchmarks.

Lifetime Revenue Components LTR Per Vehicle Lifetime Revenue Components LTR Per Vehicle Consumer($k)Commercial($k) Accessories$2.1Fleet Management$11.3 Financing and Insurance$8.7Financing and Insurance$7.4 Delivery Fee$1.7Delivery Fee$1.7 Charging$1.8Charging-as-a-Service$14.6 Software$15.5Software$3.6 Autonomous $10.0 K Subscription $5.5K Vehicle Service$3.5Vehicle Service$6.1 Resale$34.5Resale$19.8 Total$67.9Total$64.6

The Rivian Ecosystem

Each element of our ecosystem has been designed from a clean sheet, resulting in end-to-end integration across a range of complementary offerings. To achieve our mission and maximize our impact, our ecosystem is ready for both rapid scaling and constant innovation. Our proprietary technology platform is the foundation of our ecosystem. This highly extensible platform will allow us to tailor our offerings to serve both the consumer and commercial markets, powering our products and complementary services. Our product development and operations infrastructure is deeply integrated with our technology platform, making it easier to deliver on our ambitions.

Data & Analytics Vehicle Technology | Vehicle Battery Electric Chassis Driver+ Experience Electronics Drive Management Rivian Cloud Digital Operations Fleet Energy Commerce Management Management Management Product Development and Operations Design Manufacturing Delivery Service Experience Charging Customer & Engineering Network Spaces Network Service Products Consumer Commercial Accessories Services Financing Insurance Vehicle Membership Charging FleetOS Vehicle Resale Service & Software Customization Program dDoD Data & Analytics

Rivian Technology Platform

Vehicle Technology Vehicle Battery Electric Chassis Driver+ Experience Electronics Drive Management Rivian Cloud Digital Operations Fleet Energy Commerce Management Management Management

Our technology platform consists of two interconnected elements: vehicle technology, which includes hardware and software components that power our vehicles, plus Rivian Cloud, our modular, scalable software architecture that powers our operations and serves as the hub for our data and analytics capabilities. In an industry where hardware and software are often pieced together from disparate sources, we believe our vertically integrated approach may set a new standard given the superior performance and customer experience it provides. Our highly flexible architecture will also allow us to continuously deploy innovative new features, functionality, and refinements. As our products and services improve, we will drive increased customer satisfaction and seek to establish and extend our leadership position.

Vehicle Technology

Vehicle Battery Electric Chassis Driver+ ExperienceElectronics Drive Management

We have designed the majority of our hardware and software in-house, across our vehicle electronic control units (“ECUs”), battery pack, drive units, chassis, Driver+, and experience management systems. Our control over design has allowed us to develop a differentiated, integrated vehicle architecture with low latency, high reliability, algorithmic intelligence, and the capacity for continuous improvement through vehicle data aggregation.

Vehicle Electronics

We custom-designed a range of ECUs that span autonomy, battery management, digital experience, body control, vehicle dynamics, and telematics that act as a computing platform throughout the vehicle. These ECUs are interconnected through an in-vehicle Ethernet based communication network that enables secure, high-bandwidth signal and power transmission.

Central Gateway Module Body Control Module Autonomy Control Module Experience Management Module Battery Management System not pictured Vehicle Dynamics Module Autonomy Safety Module Telematics Control Module ECUs and System Components Communication Network

Underpinning all of our vehicle technology is our purpose-built, flexible vehicle operating system. This critical software enables rapid development and robust interaction between our vehicle hardware systems, ECUs, controls, and other software stacks such as those that power our experience management system. Our modern, flexible operating system addresses a critical software need and builds a base of intellectual property that can extend to future vehicles.

Our vehicle operating system software is powered by proprietary algorithms which make high performance possible:

•	vehicle dynamics algorithms respond instantly to changing inputs, determining the correct combination of propulsion, suspension, steering, and braking;

•	safety algorithms monitor driving performance to help reduce risk;

•	reliability algorithms proactively identify service needs; and

•	battery algorithms analyze energy demand and capacity, tuning thermal management, regenerative braking, and charge rates to optimize range and battery life.

Battery System

We have developed our battery module and pack from the ground up to deliver exceptional driving and charging performance. Our launch battery system produces 314 and 316 miles of range for the R1T and R1S, respectively, according to official EPA confirmatory testing, and 201 miles of range for the 700 cubic feet EDV based on internal testing. It packages high energy density 2170 form factor cylindrical lithium-ion cells into in-house designed modules. Each module contains two stacked layers of cells, separated by a cooling plate. This axial cooling configuration maximizes cell density within our modules. The modules are connected in series and packaged into the battery pack. All vehicles include an underbody shield designed to absorb and deflect force from impacts. This design helps protect the battery system for our consumer vehicles in extreme off-road environments.

Our battery development teams leverage a common architecture between vehicles that will initially consist of a lithium-ion nickel-cobalt-aluminum chemistry, and in the future may expand to include multiple cell chemistries, including a lower cost cell chemistry. We intend to optimize each battery system to address different market segments and maximize battery life and performance.

Our proprietary battery management system (“BMS”) manages all aspects of battery performance, with hardware and software developed to perform in the most rugged terrain and the harshest climates. The BMS uses proprietary adaptive control algorithms to monitor the state of the battery pack in real time, optimizing overall cell health and performance based on past and current charging profiles, driving behavior, and climate conditions.

Given the paramount importance and impact of the battery system on vehicle range, performance, and price, we have built in-house capabilities across the entire value chain. These capabilities include battery cell chemistry development and characterization, module and pack engineering, BMS design, critical raw materials sourcing, battery manufacturing expertise, and advanced in-house laboratories to perform required validation and testing. Over time, we intend to expand our capabilities related to proprietary cell development and in-house cell manufacturing and expect that these functions will grow substantially in the coming years.

Electric Drive System

Our integrated electric drive system includes three main components: inverters, electric motors, and gearboxes. Our in-house designed inverters enable an architecture that supports maximum efficiency and performance. They control electric motors that were uniquely engineered for our vehicles and deliver sophisticated dynamics and drivability across our vehicle portfolio.

In parallel, we have developed capabilities in both electromagnetic and mechanical motor design. From extensive simulation and modeling capabilities, to bench and dynamometer testing in our facilities, we can rapidly develop and verify performance, efficiency, and reliability attributes. As we continue to vertically integrate, these capabilities will help us build a family of future motors with higher performance, improved packaging, and lower cost. In addition to inverters, our gearboxes were also developed in-house, tailored to address the duty cycles our vehicles undergo while still delivering efficiency and performance.

Our industry-first quad-motor system, launching in our R1T and R1S, enables extremely precise performance and torque control in on- and off-road environments. Four independent motors work together to deliver over 800 horsepower and over 900 pound-feet of torque. In the future, we intend to offer more drive system options, such as dual- or tri-motor all-wheel drive as well as higher performance quad-motor configurations. The EDVs leverage the same electric drive system components as our R1 vehicles, launching with a dual-motor front-wheel drive configuration. We plan for our commercial vehicles to be configurable with single-motor front-wheel drive or dual-motor all-wheel drive.

Chassis System

Our consumer vehicles are designed to be capable of delivering unmatched off-road capability as well as leading comfort and dynamics in urban and highway settings. We accomplish this differentiated customer experience by bringing together multiple technologies in a blend of in-house and supplier developed systems.

The air suspension in our consumer vehicles enables over five inches of ride height adjustment and 10 inches of articulation which can be actively adjusted depending on our customers’ needs while our software continuously monitors suspension position at each corner of the vehicle and adjusts air pressure to maintain optimal performance. Hydraulic dampers at each wheel along with interconnected and electrically controlled valving allow for roll control in dynamic driving conditions and for each wheel to be disconnected from the others to better absorb potholes or to maximize traction in off-road conditions.

Our in-house vehicle dynamics control module brings the entire chassis and dynamic control system together into a cohesive driving experience designed to seamlessly blend friction and regenerative motor braking, Driver+ and driver steering inputs, electronic stability control, and traction controls.

Driver+ System

Our vehicles are equipped with Driver+, a set of Level 2 active safety features as defined by the Society of Automotive Engineers (“SAE”) that intelligently assist drivers in a wide range of driving and parking situations. Driver+ is designed to monitor the operating environment through its perception devices, make decisions about navigating the environment, and control motor, braking, and steering systems under certain situations. We have developed capabilities that power object recognition and annotation from the information that vehicles send to Rivian Cloud, creating a foundation for our proprietary autonomous driving platform. We have built proprietary object fusion algorithms that bring together inputs from different sensing modalities and provide an output that balances the strengths of each sensor. We expect our platform’s architecture will enable us to evolve and expand our Driver+ offerings to support SAE Level 3 autonomy.

Our R1 vehicles have 11 cameras, 12 ultrasonic sensors, five radars, and a high-precision GPS antenna, which work together with our purpose-built algorithms to analyze the surrounding environment. This rich sensory infrastructure also supports vehicle security and collects data to enable our vehicle insurance offering. We have built in-house perception, motion control, and functional safety expertise to manage how Driver+ perceives its operating environment and controls the vehicle to assist in safe navigation. Key features available at launch on our consumer vehicles include automatic emergency braking, lane keeping assist, highway assist (combining lateral and longitudinal control), and parking assist. Our EDVs are designed with 12 cameras, 16 ultrasonic sensors, five radars, and a high-precision GPS antenna. EDVs share most Driver+ features available in our consumer vehicles, plus additional tailored features intended to address the requirements of last mile delivery operations, including overhead clearance warning.

Experience Management System

To provide customers with everything they need to have an enjoyable experience, we developed an integrated experience management system with a common architecture shared across our vehicles. We bring together hardware, software, and user experience in a single shared system, with tailored interfaces for our consumer and commercial drivers. There are a variety of digital control interfaces in each Rivian vehicle, including a multi-touch screen and Rivian voice command. Our software is built to make controlling the system intuitive and responsive. In our commercial vehicles, our software enables features such as Driver+, mapping and navigation, detailed vehicle diagnostics, and health telemetry data. Our consumer system provides similar functionality, as well as a rich entertainment system and an immersive driving experience with unique dynamic controls.

Our in-house developed infotainment system is highly integrated with the vehicle’s controls. User profiles enable customers to create a custom experience that controls their preferences for the fine details of the vehicle settings, from closures and lighting to driving dynamics. Unique features such as vehicle control through Rivian voice command and off-road and trail specific GPS information help offer an immersive experience. We plan to enhance the overall infotainment experience over time with the integration of new technologies, including gaming, video streaming, digital payment, face recognition, and enterprise productivity features such as messaging and video conferencing.

Rivian Cloud

Digital Commerce Operations Management Fleet Management Energy Management

Rivian Cloud’s integrated software and data architecture makes sure every step in the customer journey is simple and seamless. A single data lake unites data generated across our products and services, allowing us to run mass-scale analytics that unlock insights into usage patterns, day-to-day performance, and challenging edge cases. Analyzing this data helps us refine vehicle hardware and software designs, enable predictive diagnostics, improve battery health, and proactively service vehicles. Machine learning and artificial intelligence will help identify patterns across our data lake to predict issues at a per-vehicle level. Integrated OTA functionality enables us to directly update software and firmware to deliver continuous improvement across our ecosystem.

These capabilities enable our four core functions which power different parts of our customer experiences: digital commerce, vehicle management, fleet management, and energy management. Using a scalable, modular platform to deliver these applications means that we can adapt and refine each of them over time, reducing long-term cost and maximizing flexibility.

Digital Commerce

A key part of our direct-to-customer strategy is the in-house developed digital platform customers use to manage their experience with Rivian. This platform allows customers to learn about Rivian and our products, schedule demo drives, configure vehicles, purchase vehicles and accessories, schedule deliveries, interface remotely with vehicles, coordinate vehicle service, manage charging, and connect to Rivian customer support. This approach is convenient for customers and allows us to gather insights and achieve scale by automating many customer management activities.

We deliver this expansive customer journey as a unified experience by leveraging Rivian ID, our account management system. The Rivian ID framework threads together web, app, vehicle, and charging infrastructure so the digital experience is seamless and personalized. Rivian ID also enables us to tailor a customer’s journey and develop insights that fuel continued growth and improvement.

By providing a unified digital experience for customers we maximize convenience, reduce costs of selling and customer management at scale, and improve the quality of customer data relative to the traditional automotive model.

Operations Management

Rivian Cloud delivers customer experiences and drives our internal operations. For example, the scheduling tool consumers use to arrange vehicle service is the same tool our vehicle service team uses to manage the capacity and availability of teams and assets. The notification system that alerts a customer that their vehicle will be delivered later that day is the same system the local delivery team uses to manage their workflow. This is integrated commerce; a fusion of people, technology, vehicles, and infrastructure to operate the business.

Vehicle connectivity is a key enabler of this approach. When a vehicle requires a firmware or software update, we will push an OTA update through Rivian Cloud. Rivian drivers can schedule OTA updates to occur on a preferred WiFi network, securely updating software and firmware while the vehicle is not in use. Leveraging the Rivian ID framework, we can track software updates by vehicle model, geographic area, and customer. We can deliver updates to a specific vehicle or to a subset of vehicles that fit a profile. By treating customer-facing digital products and internal operational tools as single platform, we can administer vehicle software updates with pinpoint control.

Fleet Management

For a commercial customer, our architecture allows us to provide a robust set of software tools that enable a fleet owner to manage vehicles with minimum effort across the commercial vehicle lifecycle. Owners get easy-to-use, transparent tools with simple dashboards that provide detailed insights about the health, performance, and utilization of vehicles in their fleet. They can manage charging and prioritize vehicles based on the routes they need to drive. Integrations with purchasing and trade-in software allow for frictionless infleeting and defleeting, with smart recommendations powered by algorithmic intelligence. Our teams can easily perform mass diagnostics with granular information about individual vehicles and then plan, schedule, and deliver service proactively to maximize uptime. We can recommend driver training strategies to improve safety based on real-world usage data, and help customers configure fleets based on data-driven insights that reflect their needs.

Energy Management

We have designed a portfolio of energy products and services which are integrated with Rivian Cloud. The Rivian wall charger enables customers to charge their vehicles at home and also connects via WiFi for remote control and smart device integration. Our charging stations are connected via Rivian Cloud and integrated into the vehicle navigation system and mobile app, allowing customers to control all charging behavior. This cloud connection also provides for remote diagnostics and charger OTA updates, ensuring our charging solutions are ready to support our customers.

Owning the software layer and cloud connection to our hardware allows us to control the energy ecosystem that provides power to our customers. This gives us the opportunity to help our consumer and commercial customers manage and control their energy usage across a variety of energy products including charging, storage, and on-site or near-site generation. Internally, we can manage our energy assets at scale, and partner with utilities at a grid level, allowing us to play a significant role in filling the gap between electrical grid readiness and full transportation electrification. Over time, we intend to expand across the energy value chain, providing charging, generation, and storage hardware and software for the consumer and commercial markets.

Product Development and Operations

Design & Engineering Manufacturing Delivery Service Network Experience Spaces Charging Network Customer Service

Designed with scalability in mind, our vertically integrated product development and operations infrastructure spans innovative design and engineering, intelligent manufacturing, convenient delivery, comprehensive service, inviting experience spaces, accessible charging, and seamless customer service, all interconnected through Rivian Cloud.

Design & Engineering

We have in-house domain expertise and capabilities in product design and engineering, spanning the entire product development cycle from initial concept through production. To support our product development process, we have established design studios, engineering labs, technology centers, battery testing labs, electric motor dynamometers, and proving grounds facilities. This affords us the full capability to develop and test all hardware and software systems required to deploy EVs, charging solutions, accessories, and advanced vehicle service.

Core to our product development team structure and strategy is the ability to execute multiple vehicle programs simultaneously. Our extensive internal engineering capabilities deliver on the benefits of vertical integration by leveraging shared platforms or developing bespoke solutions. Internal technology development also enables intellectual property generation and feeds-forward lessons learned from program to program. Our team was built with individuals from major automotive OEMs in the United States, Europe, and Asia as well as key talent from semiconductor design, consumer electronics, cloud software, and aerospace companies. We brought together the experience from this diverse group to define the Rivian development process, and we have strategically located our team in key locations, including facilities in Northern and Southern California, Michigan, Illinois, Arizona, Canada, and the United Kingdom.

We design our products with circularity in mind. For example, at the end of vehicle life we intend to either repurpose batteries for other applications or reclaim metals to be used as input materials for energy storage devices.

Manufacturing

Our manufacturing philosophy centers around product quality, continuous improvement, process flexibility, and operational efficiency. We have established a vertically integrated EV manufacturing facility in Normal, Illinois. We manufacture our launch vehicles, the R1T, R1S, and EDV, plus our battery packs, drive units, vehicle components, and RAN DCFCs at the Normal Factory.

Our Normal Factory site covers approximately 600 acres in the cities of Normal and Bloomington in Central Illinois. Since purchasing the Normal Factory in 2017, we have invested substantially to overhaul every aspect of the site, including facility expansion, the installation of modern equipment, product tooling, and automation technology, to produce our launch products. The factory building covers approximately 3.3 million square feet and is currently equipped to produce up to 150,000 vehicles annually. In early 2024, we expect to reach a vehicle build rate, which, when annualized, would result in us using the facility’s current installed capacity.

We believe that we will be able to increase the annual production capacity of the Normal Factory up to 200,000 vehicles by 2023 as we introduce additional R1 platform variants and expand the facility. Over the next couple of years, we expect to establish additional domestic production capacity in order to support our product development roadmap and fulfill future anticipated demand.

The Normal Factory is a vertically integrated facility. Vehicles produced in our Normal Factory leverage a common in-house stamping shop, paint shop, drive unit assembly, and battery pack assembly, which all have adequate capacity to allow for the R1T, R1S, and EDV to be manufactured simultaneously. We currently operate a single battery pack assembly line and expect to commission another in early 2022, which will provide sufficient battery pack capacity to match the total planned vehicle capacity of the facility. The R1T and R1S also share a common body assembly shop and general assembly line. The EDV utilizes a unique body assembly shop and general assembly line. We intend to allocate production capacity across all three models according to customer demand.

Our decision to vertically integrate production maximizes cost efficiencies and accelerates the rate at which we can launch new programs and make continuous improvements.

We procure materials and components from a global base of over 300 suppliers that we work closely with to bring our vehicles to market. When possible, we have prioritized partnering with suppliers in close proximity to the Normal Factory to reduce logistics costs.

Our supplier selection process is based on a wide variety of factors, including technical expertise, product quality, cost, and location. With many suppliers, our relationship extends beyond the procurement of raw materials and components as we collaborate through the development process. These strategic partnerships have led to pricing and timing advantages in the development of our vehicles.

We address quality across all phases of the vehicle lifecycle, from design through delivery and service. Our connected vehicles benefit from embedded intelligence, enabling continuous condition monitoring and automated diagnosis of systems and components. These capabilities detect emergent defects and proactively identify, diagnose, and resolve issues. Our closed loop quality management system gathers feedback from across our operations and vehicles in the field, feeding data directly into our quality controls for real-time improvements.

Delivery

We have developed a delivery experience that is both customer-centric and operationally efficient. Designed to complement our digital-first purchase experience, customers can schedule delivery at their convenience, removing well known stress points associated with the traditional dealership model. To acquaint customers with their vehicles, we offer either a guided digital orientation or a walkthrough by a Rivian Delivery Specialist.

Service Network

We aim to provide convenient and comprehensive vehicle service coverage in all markets where Rivian vehicles are sold. Both our consumer and commercial customers will have access to our 24/7 Rivian Vehicle Service Specialists through the Rivian app and from their vehicles. We will resolve service needs through Rivian mobile service, Rivian service centers, Rivian collision centers, or by dispatching roadside assistance. We are planning to open over 120 service centers and to deploy in excess of 1,000 mobile service vans through 2023. We believe that our fleet of mobile service vans can perform a majority of physical service calls at a customer’s home, place of work or wherever a vehicle might be located, offering an unparalleled level of convenience at lower costs than traditional dealer-owned service centers. Our entire service infrastructure is shared by our consumer and commercial customers which generates operational synergies in both physical assets as well as labor. Although Rivian is planning to internalize most aspects of vehicle service over time, initially we plan to partner with third parties to enable nationwide coverage for roadside and off-road assistance and collision repair needs.

Experience Spaces

Our experience spaces are a collection of permanent and temporary spaces, and open lands intended to inspire and enable people to explore the outdoors. Designed as an interconnected network of Rivian-owned destinations linked by a robust footprint of RAN DCFC sites, our spaces help attract new customers while serving as a platform for our membership program. Rivian membership program benefits will include special access, exclusive programming, charging, and in-person experiences that align with our mission. There are four types of planned experience spaces:

•

Hubs. Situated in city neighborhoods, Hubs are everyday spaces meant to bring an appreciation of the outdoors to urban centers. Designed to inspire and educate people about our brand, products, and values, we plan to open Hubs in select cities with high concentrations of potential owners.

•

Seasonal Spaces. Temporary spaces easily set up in targeted locations allowing us to meet new and existing Rivian community members. Utilizing a flexible, light footprint format, Seasonal Spaces can be located either indoors or out and activations can span as little as a week or as long as several months.

•	Outposts. Located near adventure destinations, Outposts enable people to immediately explore and enjoy the outdoors, with unique benefits like gear and vehicle rentals.

•

Preserves. Located further out in nature, these large tracts of protected land will become destinations of their own. Preserves are natural spaces we plan to conserve and save, while also providing the Rivian community an opportunity to enjoy them.

Charging Network

We have taken a holistic approach to vehicle charging to ensure that our customers have the confidence they need and the freedom they require to roam freely. We believe that providing a comprehensive charging network is critical to broad EV adoption. To this end, we have developed unique solutions to serve the growing demand for consumer and commercial charging.

•

Rivian Adventure Network. We are building the RAN, a planned collection of more than 3,500 Rivian-engineered DCFCs located at approximately 600 sites by 2023 on popular thoroughfares and major highways intended for quick, convenient recharges. Connecting cities and extending to more remote adventure destinations, RAN sites will be exclusive for Rivian owners initially, with Rivian members receiving special rates. Our system design enables us to open the network to non-Rivian vehicles should we decide to in the future. RAN DCFCs are designed to output over 200 kW of DC power for initial R1 vehicles (up to 140 miles of range in 20 minutes), with over 300 kW planned for future vehicles.

•

Rivian Waypoints. For partners such as hotels, restaurants, retail stores, offices, and parks who want to offer their customers onsite EV charging, we have developed Rivian Waypoints chargers. Over time, we plan to deploy approximately 10,000 Rivian Waypoints chargers across the United States and Canada. These Rivian-designed Level 2 (“L2”) chargers are easily installed, have a seamless, hassle-free user experience and accept credit card payments. Rivian Waypoints chargers are designed to operate at 208 to 240V and output up to 11.5 kW of AC power, adding up to 25 miles of range every hour.

•

Fleet Charging. For commercial customers, we design and manufacture hardware and software specifically for fleet charging. Rivian’s proprietary charging depot hardware features technology that includes our chargers, dispensers, and power cabinets. Rivian-developed software enables partners to centrally manage charging for their entire fleet through a comprehensive suite of simple, digital tools.

Customer Service

World-class customer service is core to our operating model, and we have invested heavily in infrastructure and personnel to support both our consumer and commercial customers. Our Customer Engagement team is staffed entirely by Rivian employees and includes Rivian Guides, Rivian Customer Service Specialists, Rivian Financial Specialists, Rivian Insurance Advisors, and 24/7 Rivian Vehicle Service Specialists. The team is supported by a robust technology platform that enables real-time responses through phone, text, app, chat, email, and in-vehicle, all while having access to a customer’s past interactions with Rivian to contextualize the conversation.

Vehicle Overview

Consumer Commercial Accessories

Our first production vehicles, the R1T, R1S, and EDV, are our handshake with the world, the first step in building a relationship with customers. We are focused on ensuring this first experience with a Rivian vehicle creates excitement and passion for our brand. Future products will remain tightly aligned with our active lifestyle-oriented brand position, but the segments, sizes, and pricing will intentionally attract different types of buyers to ensure we grow our addressable market as we expand the portfolio.

We have two vehicle platforms today, one that underpins our consumer vehicles and another for our commercial vans. These platforms are designed to be highly flexible in terms of overall dimensions, drive unit configuration, and battery size. For example, the chassis systems are highly tailored for their unique applications; the R1 chassis achieves high-performance levels on- and off-road while the EDV chassis delivers a cost-optimized system designed for durability and longevity. At the same time, our suite of vehicle technologies, including electronics, battery, electric drive, and Driver+, are largely common across all our vehicles.

Both platforms have been created with adaptability and extensibility for applications beyond the launch versions of R1T, R1S, and EDV.

Consumer Vehicles

EPA Rated Range Wheelbase Length Storage Powertrain Acceleration Towing Capacity Wading Depth R1T 314 miles (400+ mi. targeted for 2022) 135 in. 217 in. ~62 cu. ft. 800+ horsepower quad motor all-wheel drive 0-60 mph in ~3 seconds Up to 11,000 lbs. Up to 3 ft. R1S 316 miles 121 in. 201 in. ~105 cu. ft. 800+ horsepower quad motor all-wheel drive 0-60 mph in ~3 seconds Up to 7,700 lbs. Up to 3 ft.R1T R1S Range 314 miles Q1C (400+ mi. targeted for 2022) dlb miles Wheelbase 135 in. 121 in. Length 218 in. 202 in. StOrage 66 cu. ft. including front trunk, gear tunnel, and bed storage with lockabletonneau Up to 108 CU. ft. with Seats folded, 9 with lockable tonnegu including front trunk Powertrain 800+horsepower 800+horsepower quad motor all-wheel drive quad motor all-wheel drive Acceleration 0-60 mph in ~3 seconds 0-60 mph in ~3 seconds Towing Capacity Up to 11,000 lbs. Up to 7,700 lbs. Wading Depth 3+ft. 3+ft.

The Rivian consumer brand is built around a lineup of Electric Adventure Vehicles. Our launch products are the R1T, a two-row five-passenger pickup truck, and the R1S, a three-row seven-passenger SUV. Our R1 vehicles will serve as our flagship products, delivering a high level of safety, premium feel, and outstanding on- and off-road capabilities, with more than 300 miles of range and 0-60 acceleration in approximately 3 seconds.

The R1T and R1S were designed with safety as a top priority. Our vehicles use a combination of aluminum alloys, ultra-high strength steel, and composites to help keep our customers safe. Driver+ is included as a standard feature with safety functions such as automatic emergency braking, blind spot detection, and lane keeping assist, as well as more advanced convenience features such as automatic steering, speed adjustments, and hands-free highway assist. With the combination of these active and passive safety features, and based on internal design and test results, we expect to achieve a brand-defining, class-leading safety rating of five stars overall under the New Car Assessment Program, once our vehicles are tested by the NHTSA.

Also core to the Rivian brand ethos is utility. Interior and exterior materials find the careful balance between feeling premium and being easy to clean. We want our owners to feel comfortable getting their Rivian dirty. Each Rivian consumer vehicle integrates interior elements that are purpose-built for the end user. From seating design to ergonomics to audio systems, our team has delivered innovation wrapped in premium materials intended to always be highly functional. Our customers will also find conveniently located 120V outlets in the bed and cabin along with an integrated air compressor to inflate bike tires, an air mattress, or reinflate the vehicle tires after off-road adventures.

In our intuitive user experience, simplicity and efficiency extend to every interaction point from vehicle operation to the in-vehicle experience management system. Behind the steering wheel, a driver display surfaces critical information beautifully and simply. The center information display provides multiple exterior camera views for exploring tight spaces along with controls for all aspects of the vehicle including HVAC, music, navigation, charging, and vehicle drive modes. Our vehicles have been developed from day one as connected devices with WiFi and cellular connectivity seamlessly leveraged across all systems. This foundational capability enables everything from point of interest reviews in our navigation system to streaming audio to real-time charging location mapping. Our mobile app integrates with the vehicle and provides a wide range of vehicle controls, keyless access, and account management. User profiles enable each driver to enter the vehicle and have it instantly adjust to their preferences.

The R1T and R1S provide groundbreaking performance both on- and off-road. The body of our consumer vehicles is based on a unique body-on-frame architecture that takes advantage of the modularity of a skateboard and top hat but rigidly connects them in the factory to create a structurally efficient vehicle core that delivers what we believe to be excellent isolation from the road as well as the interfaces for suspension and drivetrain designed to enable exceptional dynamics.

A quad motor all-wheel drive configuration provides instant power and response while independently adjusting torque at each wheel for optimal traction, propelling the vehicles from 0 to 60 miles per hour in approximately three seconds. Each vehicle can wade in up to three feet of water, climb a 100% grade, and avoid obstacles with up to 15 inches of ground clearance. Novice off-road drivers can easily configure the vehicle for maximum stability and experts can dive deep into suspension and traction control settings to enable rock crawling or rally modes. Our goal is a driving experience that encourages owners to explore the world at whatever level of comfort or adrenaline they desire.

R1T Unique Features

The R1T is a category-defining pickup truck, providing a combination of performance, utility, and capability without compromising on sustainability. Pickup trucks are commonly used as lifestyle vehicles where the open bed enables customers to carry their gear, sports equipment, do-it-yourself project materials, or their friends’ couch. The R1T is capable of carrying five passengers, towing up to 11,000 pounds, and carrying large loads with a bed that is 54 inches long with the tailgate up (84 inches with tailgate down) and 50 inches wide.

Trucks maintain a large market share in the United States because of the flexibility and utility they offer. We leverage this core value proposition along with the trend towards five-passenger trucks and solved the core limitations that have historically existed in the truck market. With the ability to lock away all types of cargo out of sight, from golf clubs to skis to strollers, the R1T allows customers in urban environments and those with families to enjoy the benefits of a truck more easily. The industry-first Gear Tunnel compartment features lockable storage accessible from either side of the truck. Additionally, the front trunk with a powered hood is one of the largest on the market and the entire truck bed is lockable with a powered tonneau cover.

R1S Unique Features

The R1S is a large format all-electric SUV, with enough space to comfortably fit up to seven passengers and their gear. Utilizing the same battery, propulsion, and chassis systems as the R1T, the R1S customers can expect the same combination of on- and off-road performance as the R1T, which we believe will lead to the R1S being the highest performance large format SUV in the world.

The R1S shares many features of the R1T in a flexible interior form factor that can either suit more occupants or more cargo. The R1S features the same large powered front trunk as the R1T, with enough storage for large suitcases, coolers, and backpacks. The R1S can tow up to 7,700 pounds and features over about 105 cubic feet of space with the seats folded and including the front trunk. With all rear seats folded, the R1S provides a flat floor for loading in gear or lying down and enjoying views of the sky above through the all-glass roof.

Consumer Vehicle Accessories

Core to Rivian’s vision is inspiring customers to generate lifelong memories outdoors. Our comprehensive portfolio of accessories includes everything from all-weather floormats to our signature offerings including: Camp Kitchen, Camp Speaker, three-person rooftop tent, at-home Rivian wall charger, and rooftop racks. Seamless vehicle integration, with coordinated colors, materials, finishes, and user experiences will create moments of surprise and delight that extend beyond simple utility.

The Camp Kitchen seamlessly integrates into the R1T Gear Tunnel compartment, and eventually a rear cargo mounted Camp Kitchen will also be available for the R1S. The induction cooktop and running water, powered by our onboard 120V inverter, makes for easy operation in a multitude of conditions. We see the Camp Kitchen as the foundational demonstration of what a truly integrated vehicle accessory can be. We plan to extend this model in the future with products for pet owners and do-it-yourself owners as well. We have a robust product roadmap to introduce additional unique and exciting accessories highlighting the capabilities of our vehicles and our innovative customer-first approach.

Commercial Vehicles

Range Wheelbase Length Storage GVWR GVWR=gross vehicle weight rating EDV 500 Up to 150 miles 157 in. 248 in. 500 cu ft. 9,350 lbs. EDV 700 Up to 150 miles 187 in. 277 in. 660 cu ft. 9,350 lbs. EDV 900 Up to 120 miles 205 in. 321 in. 840 cu ft. 14,000 lbs.

Our launch vehicles in the commercial space are a portfolio of EDVs designed in collaboration with Amazon. In September 2019, we entered into an agreement with Amazon under which Amazon has initially ordered 100,000 EDVs, subject to modification as described below under “Certain Relationships and Related Party Transactions.” We expect to produce and deliver at least 10 EDVs in the month of December 2021. We plan to deliver 100,000 EDVs by 2025 and continue our relationship with Amazon thereafter.

The EDV is a long-range, electric commercial step-in van designed for large-scale mass production and deployment in a centrally managed fleet. It was designed to seamlessly integrate Rivian’s advanced capabilities and safety systems with Amazon’s last mile operations to create lower TCO, improve uptime, and facilitate Amazon progressing in its commitment to net zero carbon operations. Safety, sustainability, driver satisfaction, and economics were all key factors in the design of the EDV.

Today, Amazon and other delivery companies choose from step-in van models from other manufacturers which lack advanced technology and sustainability features. After purchasing stock vehicles, fleet operators like Amazon typically work with aftermarket upfitters to develop a complete solution with shelving and driver monitoring systems. Rivian, in collaboration with Amazon, designed the EDV holistically to support last mile applications, enabling the vans to leave the Rivian factory ready to be put into service. We believe certain aspects of the EDV’s design and styling will remain exclusive to Amazon. EDVs will be built in 500, 700, and 900 cubic feet sizes. The 500 and 700 are planned for launch in December 2021 and early 2022 respectively, and the 900 is planned thereafter.

The vehicle’s design has been optimized for last mile delivery use cases including a rear roll-up door ideal for warehouse bulk loading and enabling the elimination of cargo area side doors which consume precious cargo storage. The vehicle features also include an integrated automatic bulkhead door designed for safety and security, a tall roof to allow drivers to walk through the vehicle, driver-centric ergonomics creating space for package handling, and a curb-side sliding door designed for ease of package handling and safe vehicle access away from traffic. We have spent many hours riding along with Amazon drivers in cities across the country learning how they manage their tasks so that we could optimize the process flow and improve productivity. Along with the TCO benefits of electrification, we expect substantial improvements in the number of deliveries per shift as well.

The modular upper structure, closures, interior, and skateboard platform enable a significant amount of commonality across the EDV variants to simplify servicing and maintenance across the fleet. With safety for drivers and pedestrians being a Rivian core value, the EDV combines best-in-class driver visibility with advanced safety technologies including a suite of Level 2 ADAS features. The EDV also features integration with our end-to-end fleet management software built to maximize fleet efficiency and uptime while minimizing costs through predictive maintenance, intelligent charging, power management, and last mile focused telematics features.

We believe the experience gained through our relationship with Amazon will enable us to better optimize our product offerings and capabilities to support future centrally managed fleet offerings and establishes a high-volume core customer that can help us achieve structural cost advantages through accelerated scale.

Services

Financing Insurance Vehicle Service Membership & Software Charging FleetOS Vehicle Customization Resale Program

We have a comprehensive suite of value-added services that we tailor for our consumer and commercial customers. These services leverage the same foundational technology platform.

Consumer Services

We designed our ecosystem to closely integrate intelligence from vehicle data, product development and operations, and our technology platform. As a result, we can create highly tailored and differentiated service offerings that enable a seamless and intuitive experience over the entire customer journey. This holistic approach is expected to drive higher customer satisfaction, encourage cost-effective customer acquisition, and enable strong brand loyalty while simultaneously allowing us to capture more of the full-lifecycle value of every Rivian vehicle produced. Throughout the ownership lifecycle, we expect that customers will find the solutions we provide to be more convenient and more tailored than those offered by third-party vendors.

Digitally Enabled Financing

We have taken a digital first approach to designing a Rivian financing program that addresses points of friction in both the front-end customer experience as well as the operational processes. We have developed specialized financing tools, application programming interfaces, and authentication technologies that are fully integrated into our proprietary digital commerce system. This end-to-end technology architecture enables us to reshape the challenging automotive financing process into a quick, easy, and transparent experience for our customers.

Rivian financing is an exclusive, indirect lending program where we will send credit applications to Chase Bank, our financing partner for underwriting, funding, and servicing. Today, we earn a commission for the conversion of customers on our platform. With this strategic relationship, branded as Rivian Financial Services, we benefit from dedicated underwriting and funding capacity that enables us to offer personalized financing options to our customers with account servicing integrated into a Rivian-branded Chase website.

In addition to an exceptional customer experience, we believe the Rivian Financial Services program will drive sales conversion and will earn its own income stream. By offering Rivian Financial Services seamlessly as part of our vehicle ordering process, we expect that the program will support increased Rivian vehicle sales conversion with extended terms and competitive rates. Being able to conveniently include accessories as part of the financing will help us increase the average transaction value for each sale.

Financing 03/08 Welcome to financing. Continue Financing Choose a financing option. Finance your entire purchase, including accessories like your Wall Charger, with a financing structure that best fits your needs. Get a competitive, personalized decision within minutes. Learn more Start Financing Financing Adjust terms Term length Credit Score Great (740-799) Down payment $25,000 Estimated APR 3.4% Amount financed $44,688 Estimated payment $697/mo. Set Terms Financing Congrats, youve been approved. Review the terms and make sure everything looks good to accept. If you would like help with adjusting your terms, contact your Rivian Guide. Your Financing Offer $697/mo. Vehicle price $84,000

Telematics-Based Insurance

We want customers to feel comfortable using the full capabilities of their Rivian vehicles and have designed Rivian Insurance to provide coverage even when going off-road. Rivian Insurance is designed to use our connected vehicle platform and suite of safety features to provide tailored offers to our customers through one seamless experience. The integration of the vehicle, insurance, service, collision repair, and data, provides a unique opportunity to improve quality of coverage while also removing inefficiencies and lowering consumer costs.

To ensure a convenient, customer-centric insurance experience, we offer a full line of insurance products in 48 states and will work to expand coverage across all markets in which our vehicles are available, with coverage extending from vehicles to accessories.

We have established our own insurance agency and digital interfaces to manage customer sales, service, and renewals. We are partnering with leading U.S. insurance carriers for the launch phase who will provide underwriting, risk capital, and manage all aspects of the technical compliance and insurance offering for Rivian. This approach ensures that we own the front-end user experience for the insurance workflow. We will also earn profit sharing and performance bonuses based on growth and low loss costs. This carrier-partner model will be used while we gather vehicle sensor and claims data from the field. Over time we expect to leverage this rich field data to facilitate insurance product development as we further tailor the insurance product to maximize conversion and margin potential.

Insurance Get insurance that's right for you. We've designed insurance specifically for your Rivian and more. We offer auto, home, renters, and umbrella. Save up to 20% when you bundle policies together. Learn more Auto insurance that provides certified technicians using genuine Rivian parts. More protection for your vehicle and home when bundling them with umbrella coverage. Insurance Edit your coverages. Coverages Drivers Vehicles Discounts Policy level Bodily injury $100,000 per person $250,000 per accident Property damage Your Quote $107.17/mo. Continue Insurance Add drivers to your policy. Please add all the residents who reside with you that are of driving age. Taylor Koenig Driver added Edit Born 1980 Morgan Koenig Driver added Edit Born 1982 Shannon Koenig +Add driver Insurance 06/08 You have purchased Rivian Insurance.

Proactive Vehicle Service

With our direct-to-customer model, we take a data-driven, holistic approach to vehicle service that is centered on minimizing disruption for the customer. As a result, we will generate revenues from the sale of parts and labor for vehicle maintenance, non-warranty repairs, collision repairs, and roadside assistance. Our connected vehicle platform enables comprehensive remote diagnostics allowing us to preventatively maintain and repair vehicles. Rivian vehicles will be serviced when data indicates an issue and not based on mileage or calendar aging. Our mobile service fleet can perform most repairs at the customer’s location, while Rivian service centers handles more extensive care. The entire integrated vehicle service model is enabled by a digital layer which includes remote diagnostics, predictive maintenance alerts, and intelligent scheduling.

Key offerings include:

24/7 Service Support. Our dedicated service support team is staffed by live Rivian employees and is available 24/7 through the Rivian app or in-vehicle display to help our customers with vehicle service. They can troubleshoot, schedule appointments, and dispatch roadside assistance.

Rivian Service Centers. For more extensive care, we will pick up the vehicle, bring it to a Rivian service center for repair, and then return it to the customer. We are building an extensive nationwide service network to support our consumer and commercial customers. For collision, we are building a nationwide network of Rivian-owned and Rivian-certified collision centers to handle exterior damage.

Rivian Mobile Service. Our fleet of mobile service vans can perform a majority of vehicle care needs at the customer’s home or place of work. Rivian mobile service is planned for any market in which we sell vehicles.

Roadside Assistance. During Rivian’s warranty period, direct or third-party Roadside Assistance will be available 24/7 to our customers for any equipment malfunction or collision event. Roadside Assistance can be accessed through the Rivian app and in-vehicle display.

Increased V1 12:00 Customer Support Here to help Visit the Rivian Knowledge Base Self-solve the simple things with helpful tips and guides whenever you need Roadside Assistance 12:00 Vehicle Service Appointments History Support We're here to help Troubleshoot with a Service Support Advisor Call 24/7 to troubleshoot or request service Request service for your vehicle Share details on your vehicles issue, and well follow up within one business day Self-solve the simple things Visit Rivian Knowledge Base 12:00 Appointment Summary Mobile service work estimate Please review the details of this work estimate, and approve it to confirm your appointment Review and approve Technician Arrival Window September 29, 2022 8am-12pm Service Location 1234 Main Street San Jose, CA, 94301 Contact Preference emilysmith@gmail.com12:00 In service. Last refresh was 6 hours ago.

Flexible Membership and Software Services

We aim to maintain strong customer engagement through the entire ownership journey, not just during the purchase process. Through a variety of software enabled services we will drive higher customer satisfaction and brand loyalty while generating recurring revenue over the life of the vehicle. Our flagship offering is the Rivian membership program. The membership platform strengthens the value customers receive from their vehicle, the community of Rivian owners, and Rivian’s ethos of adventure and stewardship. Member benefits will evolve over time to continually improve the value of membership and will incorporate member-only vehicle features and programming that include a wide range of guided outdoor experiences.

Beyond the membership program, we also plan to offer other bundled services to improve the customer experience, such as a premium vehicle service package and a premium in-vehicle software offering. The premium in-vehicle software offering is expected to include expanded access to additional autonomous driving capabilities and vehicle driving modes.

We expect these programs to deliver greater convenience and capability for our members and expand our margin profile over time.

Comprehensive Charging Solutions

We are building charging solutions powered by in-house developed hardware and software that include RAN DCFCs and Rivian Waypoints chargers. Our solutions are cost effective and aim to deliver clean energy to our customers while offering a convenient and seamless charging experience. We have combined payment processing, charger performance, reservations, and access to partner-owned stations into a single digital platform. Over time, we plan to power our charging network with 100% clean, renewable energy.

Nationwide Combined Charging Standard Partnerships. In addition to deploying our own chargers, we are also partnering with other nationwide Combined Charging Standard (“CCS”) network operators intended to ensure charging is always easily accessible even in the early stages of our infrastructure development. CCS is a standard charging connector that incorporates both level 2 AC charging and RAN DCFC into the same charging socket. This allows customers to charge at both fast-charging CCS stations and Level 2 AC charging stations. We are seamlessly integrating the ability to find and pay for Rivian and third-party charging within our vehicles’ navigation system and the Rivian mobile app.

Charging Software System. Our charging software platform has been developed to optimize battery health and longevity, and deliver a seamless customer experience. This cloud-based software integrates payment processing and reservations for RAN DCFCs and Rivian Waypoints chargers, eliminating pain points associated with third-party charging networks. The hardware in our network is capable of being maintained and enhanced remotely through OTA software updates.

Data-Driven Vehicle Resale Program

We expect our data insights will provide us with a residual value advantage for our used vehicles. We have the unique ability to track every aspect of the vehicle’s life, including monitoring battery health through our BMS. We plan to use vehicle data to remove the biggest question in today’s used vehicle market: the health and history of the vehicle. Our goal is to leverage our complete understanding of the health of every Rivian vehicle and our structural cost advantages to make any needed repairs, eliminating pain points from the process of buying or selling a used Rivian. By minimizing the asymmetric understanding of the vehicle’s health, we can help drive transparency and higher residual values. Providing a safe, dependable avenue for customers to buy used Rivian vehicles at a discount to new vehicle prices allows us to expand the addressable market of Rivian customers.

Commercial Services

Our commercial business extends beyond vehicles to holistically address fleet operations, advanced vehicle customization, and fleet charging.

FleetOS

We aim to revolutionize the commercial experience around centralized fleet management and ownership with FleetOS, an end-to-end fleet solution that is flexible and customizable with the ability to serve customers of all fleet sizes and needs. FleetOS aggregates all vehicle data in Rivian Cloud to generate prognostics and scaled automation across our vertically integrated commercial operations. By uniquely offering customers this digitally native software-as-a-service solution, we plan to drive industry-leading TCO, safety, and utilization across the full vehicle lifecycle. FleetOS will include vehicle distribution, service, telematics, software services, charging, connectivity management, Driver+, lifecycle management, leasing, financing, insurance, driver safety and coaching, smart charging and routing, remote diagnostics, 360° collision reports, and vehicle resale. We believe FleetOS will eliminate our customers’ dependency on fragmented third parties who we believe are ill-equipped to manage the shift to connected EVs. This will create a flywheel intended to accelerate the adoption of Rivian vehicles and position Rivian as a leading provider in the commercial vehicle market.

FleetOS is organized across the following pillars:

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Purchase. Rivian’s digital purchase-to-delivery platform stitches together the entire pre-ownership experience for fleets by simplifying their purchase decision via transparency, deployment velocity, and delivery accuracy. This system surfaces vehicle allocation, configuration, charging solutions, software subscriptions, leasing, insurance, up-fitting, delivery, and driver onboarding.

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Drive. Combines all vehicle data, insights, and automation through cloud-based applications that optimize the end-to-end experience across Rivian’s in-house telematics, bulk remote vehicle controls, OTA updates, vehicle and battery health algorithms, connectivity management, Driver+ insights, driver behavior monitoring, vehicle security, and accident avoidance.

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Operate. Leverages all Drive pillar insights to enhance fleet operations including remote diagnostics, proactive maintenance, automated service scheduling, smart charging, energy storage and grid management, vehicle security, automated collision claims, and risk management.

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Sell. By leveraging data throughout the vehicle lifecycle, Rivian intends to have precise sell versus service models to maximize vehicle life, control residual values on open- and closed-end leases and enhance remarketing channels to create a step change in TCO improvement.

At launch, FleetOS will be deployed with the EDV fleet for Amazon. We expect FleetOS to be a recurring revenue stream that will create significant lifecycle value on a per vehicle basis for Rivian. This represents a substantial business opportunity when extrapolated across a large and growing commercial fleet.

Our fully vertically integrated platform is a key differentiator enabling reduced TCO and fleet downtime for our commercial customers. This uniquely positions us to provide flexible offerings suitable for a wide spectrum of commercial customers beyond Amazon.

Advanced Vehicle Customization

We have built in-house commercial accessories, engineering capabilities, and a flexible production line to fully customize vehicles and ship them directly to the customer. Our first commercial vehicle, the EDV, will ship from our plant with all the customized content needed to be deployed into operation. This customized content includes shelving, lighting, package handling equipment, customer technologies, and customer branding. Within today’s industry model, volume automakers build commercial vehicles with no customization, requiring vehicles to be upfit separately adding cost and time for the customer. While our initial customization capabilities are focused on last mile delivery use cases, we intend to expand this capability over time in new commercial vehicle offerings to cover the key customer upfit needs for the broad range of commercial vehicle applications.

Fleet Charging Solutions

We have developed an end-to-end fleet charging solution that can scale from individual operators to the largest fleets in the world. Our charging hardware can be installed onsite with minimal footprint. Our in-house designed charging software is fully integrated into FleetOS to optimize vehicle and battery health in combination with existing route scheduling systems. Real time dashboards are accessed via our app so operators can remotely diagnose issues, change priority of charging and control energy demands on site. Our turnkey solution, consisting of charging hardware and fleet management software, can be customized for each customer, and is designed to minimize costs while providing each vehicle the necessary energy to operate the next day.

The Rivian Consumer Experience

Our consumer journey has been holistically designed to create a seamless, end-to-end experience across the vehicle lifecycle, including awareness, engagement, conversion, delivery, and ownership. As part of this journey, we have developed intuitive digital tools and robust infrastructure to deliver an exceptional experience.

Every aspect of our brand has been developed and is being managed in-house to ensure we create a unique consumer journey that is difficult to replicate. Each step builds on the other, forming a completely integrated and seamless experience for our owners.

Awareness Our authentic brand powers organic growth Engagement We maintain direct relationships with consumers Conversion Rivian Guides help consumers through a digital purchase process Delivery We provide a convenient, joyful delivery experience Ownership Relationships grow stronger Content RAN Guides Guides Vehicle Deliveries Membership Vehicle Service Digital Events Demo Drives Digital Digital Charging Digital Resale Program

Awareness

We generate awareness without sacrificing authenticity. The Rivian brand keeps an honest, approachable, transparent tone and is designed around adventure. We have built our brand and its expressions in-house, spanning creative, marketing, design, digital development, content production, events planning, and analytics. No agencies of record. No paid media. We rely on both shared and earned media to connect directly with our community through engaging content, rich digital experiences, and immersive events. Building awareness organically creates deeper bonds with our community and draws even more people in.

Engagement

Every consumer interaction comes directly from Rivian; whether it is attending an event, subscribing to our digital content, or purchasing one of our vehicles. We do not rely on third parties or franchisees to engage with our consumers. This one-to-one connection starts at the earliest stages of our relationship, allowing us to form stronger bonds and more deeply understand our consumer. The centerpiece of our engagement approach is our comprehensive demo drive program. Traveling tour events in high-growth regions offer immersive driving experiences while forming connections with our community. To complement our touring drive events, we will also offer at-home drive experiences where we will bring vehicles to individual consumers for a truly personalized, curated experience. By designing our experiences entirely around our consumers we seek to create connection and trust, and a compelling case to move to the next step in the journey with us.

Conversion

We have made buying a Rivian vehicle simple, transparent, and easy. There are no dealers to visit or complex, high-pressure sales tactics to endure. We have removed the uncomfortable haggling and unfair leverage typically encountered in the traditional dealership model. Our intuitive online ordering process replaces what otherwise requires several hours at a dealership, with a stress-free experience you can manage in minutes from your couch. Should an issue arise, every consumer has a dedicated Rivian Guide they can call, text, or email directly for help. If a consumer isn’t satisfied, we offer the assurance of a hassle-free 7-Day, 1,000-Mile Return Policy. Removing barriers to purchase with helpful, proactive, frictionless shopping tools and customer service results in more willingness to try our brand, including our vehicles, accessories, services, and merchandise.

Delivery

Our approach is to make each delivery a truly special occasion. To celebrate this moment and show our appreciation, we start by going to our consumers. This is not only more convenient, but also an opportunity to create a lasting memory. Once there, thanks to Rivian Guides and our digital platform, paperwork will be reduced to a few quick signatures. If someone is trading-in a vehicle, we come prepared to take it away. The entire delivery experience sets the tone for the level of care, attention, and service consumers can grow to expect from Rivian.

Ownership

We expect to stay engaged with our consumers through the full lifecycle of their vehicle. Our most direct, human connection comes from Rivian Guides and other support specialists who are there to support our consumers’ ownership needs. Our Membership program provides value to our owners while establishing recurring revenue and loyalty to our brand. Physical events and experiences are designed to bring the Rivian community together to form bonds not only with us, but with fellow Rivian owners as well. We complement these human touchpoints with our Rivian mobile app. Having a direct connection to every owner right on their mobile phone enables us to communicate instantly with highly personalized messaging, while simultaneously allowing owners to reach out to us for service or questions.

Vehicle Warranty

Every new R1T and R1S vehicle purchased from Rivian is covered by the New Vehicle Limited Warranty program. Subject to certain limitations and exclusions, defects in material or workmanship are covered by a comprehensive warranty for five years or 60,000 miles, while both the battery pack and drivetrain are covered for eight years or 175,000 miles (whichever comes first). Additionally, any body panels that are perforated by corrosion will be covered for eight years with unlimited miles. Our comprehensive warranty program is integrated seamlessly into our digital ecosystem and convenient Rivian Service Center network for any maintenance or repairs needed.

For commercial customers, we will offer a customized warranty solution designed specifically to address commercial vehicle use cases. We plan to fully integrate the warranty program into FleetOS, further enhancing the comprehensive end-to-end solution for fleet operators.

Competition

We aspire to drive meaningful change in the world’s transition to sustainable mobility. We believe numerous industry tailwinds such as regulatory support and shifting consumer demand will continue to drive a transition from legacy ICE vehicles to EVs. We believe the primary competitive factors in our markets are talent and culture, technological innovation, product performance and quality, customer experience, brand differentiation, product design, pricing and TCO, and manufacturing scale and efficiency.

Our competition represents the millions of traditional ICE vehicles and EVs sold each year in the consumer and commercial markets. Our competitive set also represents our TAM which we can reach with an expanded product portfolio over the long term in our current and future geographies.

As we participate across the spectrum of the consumer and commercial value chain, our competition extends beyond providers that operate in the capacity of an OEM or dealer. Downstream competitors include a patchwork of third parties such as charging providers, vehicle service providers, vehicle remarketers, and traditional fleet management companies.

Across the automotive value chain, we believe our vertically integrated business model and technology platform, focus on customer experience, direct-to-customer relationships, and ability to efficiently launch multiple vehicle platforms position us to compete effectively.

Our People and Culture

As of June 30, 2021, we had 6,274 employees across the United States, Canada, and Europe. A significant portion of our global workforce is comprised of engineering and technology teams that are poised to design and develop future products and services. We are committed to invest heavily in our operations and commercial teams for the production and sale of our launch vehicles. Our global footprint will continue to grow as we seek diverse communities to join us on our adventure.

As a team we strive to Keep The World Adventurous Forever by attracting the right people in the right roles and harnessing their adventurous spirit. Below are our Compass principles: a set of behaviors that serve as the backbone of Rivian’s organizational culture. Compass serves as our guide to ensure we preserve and augment our culture through the people we attract, develop, and inspire.

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Come Together. We never take for granted the magic that occurs when thinkers and doers from different industries and geographies, lived experiences and perspectives, surround a challenge from all sides. So, we insist that our team members bring their authentic selves to work every single day. At times there will be disagreements, but that’s a good thing. Tension strengthens ideas. The scale of our impact rests on our ability to move quickly as one team. We challenge each other to deliver more as a group than we can as individuals - and get it done together. Many of our decisions around vehicle development were built on cross-functional discussion and debates which ultimately required coming together to produce the right outcome.

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Ask Why. Innovation isn’t the job of a small group within the Company. Better ways of doing things are waiting to be discovered, and it’s incumbent upon all of us to approach our work from a place of curiosity. Despite the breadth of objectives and the complexity of our goals, all our ideas begin the same way - from first principles. When we start with undeniable basic truths, it opens up a world of possibility. A first-principles approach enables us to discuss ideas rather than debate different sets of ideologies or dogmas from previous experiences. Every part of the Rivian customer experience is derived from employees continuously asking why and understanding the rationale behind every decision.

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Stay Open. The draw toward the unknown is strong within our team. We must continue to cultivate a willingness to greet uncertainty with open arms, and all the other stuff that comes along with it. Difficult questions. Unexpected turns. Redrawn plans. Gnawed pencils. Temple rubbing. Lots and lots of temple rubbing. When we stay open, hearts stretch, minds grow, new ideas surface and the impossible becomes fun. As our industry rapidly evolves, we don’t stand near existing anchors but instead plan ahead to imagine what this could be.

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Zoom Out. Look up from where you are! We’re part of not one but many interdependent ecosystems, and our actions have ripples across our entire organization and beyond. While it’s easy to get mired in the day-to-day, so focused on the task in front of us, it’s important we never lose sight of what’s at stake or why we started down this path to begin with. As we develop our commercial roadmaps and blueprints, each team curates their share of the Rivian customer experience with a keen awareness of the broader ecosystem.

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Over Deliver. The word forever says it all. Our work is never done and that’s by design. Loving the world means always looking for more ways to do better. We don’t stop at good enough. In order to create the change we seek, we go beyond what is expected of us - respond to the problems of today while intentionally laying the groundwork for a better tomorrow. Multiple product launches and cutting-edge development across domains - over delivery on expectations is a core tenet of our strategy.

Our Commitment to Diversity and Belonging

Resetting the trajectory of our planet to solve climate change will require the brightest and most diverse minds. We are committed to building an inclusive environment where ideas and innovation can flourish and where individuals from every community feel a true sense of belonging. Breaking up homogeneity by working with people who are different both challenges entrenched ways of thinking and encourages greater scrutiny of actions and decisions. We are committed to this through how we hire, onboard, develop, and grow our talent. Beyond our walls, we are developing initiatives to help make the outdoors safe, equitable, and accessible – creating adventure for all!

Our Climate Commitment

Responding effectively to climate change requires collective action and urgency. We believe we have a responsibility and opportunity to play a leading role in the global economic transition to net zero emissions. We plan to:

•	measure and report GHG emissions quarterly;

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implement decarbonization strategies in line with the Paris Agreement through real business change and innovations, including efficiency improvements, renewables, designing for circularity, and other carbon abatement strategies;

•	power our operations with 100% clean, renewable energy over time; and

•	take actions to remove any remaining emissions and/or neutralize them with quantifiable, real, permanent, and socially beneficial offsets to become carbon neutral.

Our climate commitment is backed by our focus on applying sustainable practices across all facets of our business:

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Development. In developing our products, we have designed for efficient energy use and planned for end of vehicle life. Repairability, recyclability, and reusability are a critical part our of product design. Beyond designing systems that can be easily recycled, our precise understanding of the health of every vehicle positions us to support maintaining the vehicles well beyond the first customer. Beyond thinking about extending vehicle life, we plan to repurpose our battery packs and reclaim metals for use in energy storage and remanufacture a number of high value components to be used for service parts.

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Operations. Like any company, we use resources to operate. Our goal is to do so efficiently and thoughtfully. We utilize adaptive-reuse construction practices, efficient energy management across our facilities, recyclable or reusable shipping materials at our plant, streamlined logistics across our distribution channels – our team is dedicated to accounting for our climate impact and making science-based targets to improve how we operate.

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Manufacturing. Our net zero goal requires a tenacious commitment to manufacturing innovation. We work with our materials suppliers and supply chain partners on ethical sourcing practices and audit waste streams to gather the data needed to drive our efforts to use materials more responsibly. As we expand production at our Normal Factory, and build new sites to support our growth, environmental impact will be a significant factor in our planning and the outcomes we achieve.

Forever

At Rivian, we believe sustainable and inclusive business is vital to society, the environment, and humanity’s continued prosperity. Our philanthropic mission is focused on helping to Keep the World Adventurous Forever by preserving our natural systems for future generations. Forever is being set up to expand our impact beyond the transportation and energy products and services we make and the associated competition they inspire. We aim to go further to address climate change and preserve the critical biodiversity needed for our planet’s longterm survival. We intend to focus on high impact climate initiatives and preserving bio-diverse land, as these natural landscapes and seascapes are powerful carbon sinks, pulling carbon dioxide from the atmosphere and storing carbon in soil, grasses, shrubs, trees, coral reefs, sea grasses, and ocean floor sediments. We believe that these preservation efforts will help create a forcing function that helps drive the world to shift to more sustainable consumption behaviors and preserve the planet and its atmosphere for the many generations that will follow us.

In addition to land conservation and sustainable consumption initiatives, Forever will include research and educational stewardship intended to help communities understand, appreciate, and learn how to preserve our planet’s natural resources for future generations. Just as we strive to make the outdoors accessible to all, we need to make sure that we get as much of the world as possible engaged in the transition to a sustainable future.

We expect that Forever will be comprised of two separate entities: a 501(c)(4) social welfare organization, Forever by Rivian, Inc. (“Forever by Rivian”), and a 501(c)(3) non-operating private foundation (the “Rivian Foundation”).

Forever by Rivian will be governed by a board of directors, which we anticipate will be comprised of two Rivian-appointed directors, initially Robert J. Scaringe, our Founder and Chief Executive Officer, and Rose Marcario, a member of our board of directors and Chair of our planet and policy committee, with three vacancies that are expected to be filled by one non-Rivian representative appointed by Rivian and two independent directors. The constitutive documents of Forever by Rivian are expected to empower the independent board members to self-nominate their successors. All board members will be selected based on their experience and interest in land conservation and sustainability. In addition, we expect that Ms. Marcario and Claire McDonough, our Chief Financial Officer, will initially serve as Forever by Rivian’s President and Secretary, respectively. We anticipate that Forever by Rivian will appoint an independent management team to lead its operations, and we intend for the relationship between Rivian and Forever by Rivian to be conducted on an arms’-length basis. While the final construct and governance of Forever by Rivian may change, we currently believe that we will not consolidate the financial results of Forever by Rivian into Rivian.

Our planet and policy committee will have the responsibility of overseeing Rivian’s philanthropic, environmental, sustainability, and policy initiatives, including Rivian’s contributions to and relationship with Forever by Rivian, but will not be responsible for directing, managing or overseeing Forever by Rivian. The planet and policy committee will be responsible for ensuring an appropriate separation between us and Forever by Rivian and that conflicts of interests, if any, are appropriately managed, addressed and resolved. While the primary focus of Forever by Rivian is on land conservation and preservation, we intend to rent certain property owned by Forever by Rivian for our commercial business (on an arms’-length basis) for occasional events and programming for our customers. We also expect to enable our employees to donate a portion of their time to Forever by Rivian.

We will initially fund Forever by Rivian with 8,321,072 shares of our Class A common stock, representing 1% of our outstanding capital stock on a fully diluted basis immediately prior to the completion of this offering based upon an initial public offering price of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus), as well as providing a de minimis initial cash contribution in order to enable it to begin operations. By funding Forever by Rivian with our equity, the natural world will become a stakeholder in our success and as our company’s value grows by transitioning our customers to sustainable transportation solutions, so will the value of our impact and philanthropic giving creating a virtuous cycle of impact. With this sizable equity position, we do not plan to need to provide additional funding to Forever by Rivian in the future.

We anticipate the Rivian Foundation will be governed by a board of directors comprised of Rivian-appointed directors, initially including Dr. Scaringe.

Several of our suppliers expressed interest in supporting the Rivian Foundation, and as such, we believe the Rivian Foundation initially will be funded by donations from several of these suppliers. On a go-forward basis, we expect that additional suppliers, and even some of our employees, will also be interested in contributing to the Rivian Foundation. Therefore, we do not anticipate needing to provide additional funds to the Rivian Foundation beyond the funding it receives from these other sources, as the ongoing operating budget for the foundation will be relatively modest.

This is a critical moment where we must come together for the next generation. That is what we are trying to inspire — to keep the world adventurous forever.

Regulatory

Environmental, Health and Safety Matters

Certain of our operations, properties and products are subject to stringent and comprehensive federal, state, and local laws and regulations governing matters including environmental protection, occupational health and safety and the release or discharge of materials into the environment, including air emissions and wastewater discharges. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

We are also subject to permitting, registration, and other government approval requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate.

Those requirements obligate us to obtain permits, registrations, and other government approvals from one or more governmental agencies to conduct our operations and sell our products. The requirements vary depending on the location where our regulated activities are conducted.

The following summarizes existing environmental, health and safety laws and regulations applicable to our operations and products.

Regulations in the United States

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NHTSA Safety and Self-Certification Obligations. As a manufacturer of EVs, our vehicles are subject to, and must comply with, numerous regulatory requirements established by NHTSA, including all applicable United States Federal Motor Vehicle Safety Standards (“Safety Standards”). The R1T is, and the R1S and EDV will be at the time of production, fully compliant with all such Safety Standards without the need for any exemptions.

As set forth by the National Traffic and Motor Vehicle Safety Act, we must certify that our vehicles meet all applicable Safety Standards, as well as the NHTSA bumper standard, or are otherwise exempt from such regulations due to vehicle size, weight class or other applicable exemption, before a vehicle can be imported into or sold in the United States. The categories of Safety Standards that apply to our vehicles include:

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Crash Worthiness Requirements. Applicable and appropriate level of vehicle structure and occupant protection requirements in frontal, side and interior impacts through equipment such as seat belts, body structures, and other devices to protect vehicle occupants.

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Crash Avoidance Requirements. Appropriate steering, braking, and equipment requirements, such as headlamps and tail lamps, controls and displays, which must conform to various photometric and performance standards.

•	Electric Vehicle Requirements. Limit electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests.

We are also required to comply with or demonstrate exemptions from other requirements of federal laws administered by NHTSA, including the CAFE standards, Theft Prevention Act requirements, consumer information labeling requirements, Early Warning Reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment, and pricing. In addition, the Automobile Information and Disclosure Act allows inclusion of city and highway fuel economy ratings, as determined by the EPA, as well as crash test ratings as determined by NHTSA if such tests are conducted. The American Automobile Labeling Act also requires us to disclose the percentage of U.S. and foreign components in our vehicles, including the final point of motor and vehicle assembly.

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EPA Certificate of Conformity and California Executive Order. The Clean Air Act requires that we obtain both an EPA-issued Certificate of Conformity and a California Air Resources Board (“CARB”)-issued Executive Order with respect to emissions for our vehicles, and include labeling providing consumer information such as miles per gallon of gas-equivalent ratings and maximum range on a single charge.

The Certificate of Conformity is required each model year for vehicles sold in states covered by the Clean Air Act’s standards; and both the Certificate of Conformity and the Executive Order are required each model year for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by the EPA also recognize the Executive Order for sales of vehicles.

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Battery Safety and Testing. Our battery pack conforms to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. Governing regulations, issued by the Pipeline and Hazardous Materials Safety Administration, are based on the United Nations (“UN”) Recommendations and Model Regulations on the Transport of Dangerous Goods, as well as related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck, or air. We have completed the applicable transportation tests for our prototype and production battery packs, demonstrating our compliance with the UN Manual of Tests and Criteria.

We also subject our battery packs to selected tests specified in the SAE J2464 and J2929 standards, as well as tests defined by other standards and regulatory bodies and Rivian’s own internal tests. These tests evaluate battery function and performance as well as resilience to conditions including immersion, humidity, fire, and other potential hazards. We currently use lithium metal oxide cells in our high voltage battery packs. Our battery packs include certain packaging materials that contain trace amounts of hazardous chemicals whose use, storage and disposal is regulated under federal law.

If a customer wishes to dispose of a battery pack from one of our vehicles, we will accept the depleted battery without any additional charge.

•	Right to Repair. We are also subject to certain laws and regulations, e.g., “Right to Repair,” laws, that would require us to provide third-party access to our network and/or vehicle systems.

Emission Credit Programs

As a manufacturer devoted to the design, development, and production of all-electric, battery-powered vehicles, we will generate credits from regulatory mandates that we can monetize through sale to other manufacturers. For example, in connection with the delivery and placement into service of our zero-emission vehicles in a number of states, we have earned and will continue to earn tradable light duty and heavy duty ZEV credits that can be monetized.

Specifically, under California’s Low-Emission Vehicle Regulations, and similar laws in other states which have adopted the California standards, vehicle manufacturers are required to ensure that a portion of their light-duty vehicles and heavy-duty trucks delivered for sale in that state during each model year are zero-emission vehicles. 15 states have such laws for light duty vehicles, and with respect to heavy-duty trucks, California recently enacted the Advanced Clean Truck (“ACT”) mandate governing heavy-duty vehicles, including our products. Several states are now in the process of adopting the California ACT mandate.

These laws provide that a manufacturer of zero-emission vehicles may earn ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero-emission vehicles, we earn ZEV credits on each vehicle sold in such states and may enter into agreements with other automobile manufacturers to sell the ZEV credits that we earn. As we do not produce any emission-emitting vehicles, 100% of our ZEV credits may be sold to other manufacturers without the need for us to offset any other emission-emitting vehicles.

In addition to state level credits, the EPA and NHTSA also mandate minimum GHG emissions and CAFE standards applicable to light and heavy-duty vehicles. These federal regulations require that manufacturers of light and heavy-duty vehicles meet minimum threshold standards pertaining to GHG emissions and fuel economy based on a vehicle’s footprint or overall dimensions. We will be the beneficiary of these regulations in that as a manufacturer devoted exclusively to producing zero-emission vehicles, our products generate GHG and CAFE credits as our vehicles have the largest footprint of vehicles subject to these regulations, resulting in credits that may be sold to other manufacturers. In fact, this value will only increase as the Biden Administration recently announced an effort by the EPA and NHTSA to reverse rollbacks in GHG and CAFE standards enacted by the previous Administration. The Biden Administration also announced a goal of 50% EV sales by 2030. Modeled after the California settlement with several established motor vehicle manufacturers (e.g., Ford, BMW, Honda, Volkswagen and Volvo), the Biden Administration’s new GHG and CAFE standards, once finalized, will mandate fleetwide increases in fuel economy and decreases in GHG emissions from internal combustion equipped vehicles produced by all manufacturers. The value of the credits we will earn can be substantial. With the more stringent standards pending, we will be well-positioned to monetize the credits it will earn for producing, selling, and placing EVs in the United States.

As the first manufacturer to produce zero-emission vehicles of this larger footprint, we expect to generate substantial GHG and CAFE credits.

Automobile Manufacturer and Dealer Regulation

State laws regulate the manufacture, distribution, sale, and service (including delivery) of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to customers in the state.

As we open Rivian experience spaces and service centers, we plan to secure dealer licenses, or an equivalent permit, and engage in activities as a motor vehicle dealer to sell our vehicles directly to customers. Some states, however, do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer. To sell vehicles to residents of these states, we must conduct the sale out of state over the internet or telephonically. In states where we may not obtain a license to sell directly to customers, we may be able to open flexible galleries that are not full Rivian experience spaces.

In addition, certain states and territories require service facilities to be available for vehicles sold in the state or territory, which may be interpreted to require service facilities to be available for vehicles sold over the internet or telephonically to residents of the state or territory. Puerto Rico, for example, is one such jurisdiction. Such laws could limit our ability to sell vehicles in states where we do not maintain service facilities.

As of September 30, 2021, 22 states and the District of Columbia permit us, as a manufacturer of motor vehicles, to apply for and receive a dealer license to conduct vehicle sales, provided we meet certain requirements, such as a specific location, minimum number of parking spots, ability to conduct warranty service, signage, desk, chairs, file cabinets, computer systems, and security. Those states are Alaska, Arizona, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Maryland, Massachusetts, Minnesota, Mississippi, Missouri, New Hampshire, Oregon, Rhode Island, Tennessee, Utah, Vermont, Virginia, and Wyoming. Once licensed in one or more of these 22 states, we may sell our vehicles to any consumer in the United States as a matter of interstate commerce. By contrast, 28 states restrict our ability to obtain a dealer license to sell within those states. Such states are Alabama, Arkansas, Connecticut, Georgia, Indiana, Iowa, Louisiana, Kansas, Kentucky, Maine, Michigan, Montana, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Washington, West Virginia, and Wisconsin. With respect to owning and operating a physical warranty service location, the restrictions are substantially fewer. Only eight states prohibit us, as a manufacturer, from directly or indirectly owning or operating a service center providing warranty service. Those states are Alabama, Louisiana, New Jersey, New Mexico, North Carolina, Pennsylvania, South Carolina, and West Virginia.

We believe that, as a matter of interstate commerce, we may sell a Rivian motor vehicle to any consumer in any state in the United States from a legally licensed Rivian retail location. That customer may contact a licensed Rivian retail location through the internet, by telephone or visiting the location directly. However, states that prohibit direct sales also restrict traditional sales activities. Accordingly, in order to test drive a vehicle or have an in-person discussion with a Rivian salesperson regarding issues such as price, financing, trade-ins, options or similar purchase-related topics, a consumer residing in a direct sales-prohibited state would be required to either contact us through electric means (e.g., internet or telephone) or by traveling out of their home state to visit a licensed Rivian retail location in another state. With respect to service, we are prohibited from providing warranty service from an established location within the eight states identified above. Service for customers residing in those states would be from a mobile unit dispatched from a licensed service location in a nearby state where direct warranty service is allowed or by that customer driving their Rivian vehicle (or having it towed) to a state which allows us to have a physical service location and perform warranty service activities.

As we expand our commercial footprint in the U.S., state and federal automobile dealer trade associations have challenged the legality of our operations in court and used administrative and legislative processes to attempt to prohibit or limit our ability to operate or expand locations. Though such efforts have largely failed in prohibiting or further limiting our operations to date, we expect dealer associations to continue to mount challenges. We also expect dealer associations to actively lobby state administrators and legislators to interpret laws or enact new laws in ways not favorable to Rivian’s ownership and operation of its own retail and service locations. We intend to actively fight any such efforts to limit our ability to operate, as well as proactively undertake efforts to open states currently closed to our business model. In fact, in 2020 we succeeded in a two-year long effort to open up the state of Colorado to direct sales and service by manufacturers that produce only EVs and have not entered into the franchise dealer system. In 2021, we similarly succeeded in a legislative effort to confirm the permissibility of our sales and service model in the state of Vermont in a bill that was signed into law earlier this year. In 2021, we also successfully fended off attacks in the states of Florida, Idaho and Oklahoma to limit or restrict our ability to conduct sales or service.

Automobile Manufacturer Regulation in Canada

Our vehicles intended for sale in the Canadian market are subject to environmental and safety certifications administered by the appropriate Canadian regulatory authorities, including, but not limited to Transport Canada and Environment Canada. The major certifications and/or approvals that apply to our vehicles include:

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Canada Motor Vehicle Safety Standards (“CMVSS”) administered by Transport Canada. The vast majority of CMVSS are identical or substantially similar to Federal Motor Vehicle Safety Standards (“FMVSS”) in the United States, which Rivian R1T vehicles meet as of September 2021. Certain of the differences between CMVSS and FMVSS that are applicable to our vehicles include telltales, speedometer units of measure, certain labels, immobolizer requirements for anti-theft, and pass-by noise standards. Prior to distributing any of our vehicles in Canada, Rivian will ensure that such vehicles are modified to conform with CMVSS. We expect to complete all CMVSS confirmatory testing and provide an application for certification to Transport Canada by February 2022.

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Environment Canada administers regulations governing emissions, including greenhouse gas emissions. These regulations include the On-Road Vehicle and Engine Emission Regulations (“ORVEER”) and the Passenger Automobile and Light Truck Greenhouse Gas Emission Regulations (“PALTGGER”). In order to demonstrate compliance and obtain certification, the provisions of ORVEER allow a manufacturer to rely upon a U.S. Environmental Protection Agency (“EPA”) certificate of conformity issued under the Clean Air Act as Evidence of Conformity. Rivian R1T and R1S vehicles were granted the EPA Certificate of Conformity (“CoC”) in September 2021. As Environment Canada recognizes EPA CoCs, we do not believe there currently is a risk of not obtaining the Canadian certification.

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Additional regulations applying to our vehicles and accessories include the Innovation, Science and Economic Development Canada electromagnetic (“EM”) compatibility regulations and standard ICES-002. These regulations are designed to ensure no EM incompatibility exists between Rivian vehicles and accessories and other EM emitting equipment. We expect that our testing on R1T vehicles and accessories to be completed in December 2021. Tests are also being planned for the R1S and EDV vehicles. Changes in hardware/software after the tests are conducted may impact EM compatibility and, in some cases, re-testing may be required.

With respect to direct sales and service, such regulation is a matter of Canadian provincial law. Unlike the United States, no province of Canada prohibits a manufacturer from applying for and receiving a dealer license or prohibits a manufacturer from establishing a service location and conducting warranty service at that service location. Some provinces, however, do restrict whether sales or service can take place across provincial lines without having a physical presence in those provinces. We are utilizing Canadian counsel to ensure we conform to the unique requirements for sales and service in each province.

Data Privacy Laws and Regulations

Our business will use, collect, handle, store, receive, transmit and otherwise process customer data. As a result, we are or will be subject to federal, state, local and international laws and regulations related to the privacy and protection of such data, such as the GDPR, U.K. GDPR, Gramm-Leach-Bliley Act, CCPA, CPRA, VDCPA, and CPA.

The GDPR and U.K. GDPR regulate the processing of personal data within the European Economic Area and United Kingdom, respectively, that can directly or indirectly identify an individual and imposes stringent data protection requirements on organizations with significant penalties for noncompliance. The European Data Protection Board has also released data guidelines for connected vehicles, and the upcoming ePrivacy Regulation is in its final stages.

In the United States, while there is not a single generally applicable federal law governing the processing of personal data, there are federal laws that apply to the processing of certain types of personal data, or the processing of personal data by certain types of entities, and the Federal Trade Commission may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, all fifty states have enacted laws related to data privacy.

The CCPA was signed into law on June 28, 2018 and went into effect on January 1, 2020. The CCPA grants California consumers robust data privacy rights and control over their personal information, including the right to know, the right to delete, and the right to opt-out of the sale of personal information that businesses collect, as well as additional protections for minors. The CCPA applies to any enterprise that does business in California and has annual gross revenues in excess of $25 million, as well as certain other enterprises. In November 2020, California voters also passed the CPRA, which sets forth additional privacy rights for California residents. Two additional states, Virginia and Colorado also recently enacted comprehensive data privacy laws. Virginia passed the VCDPA and Colorado passed the CPA. The CPRA and VCDPA become effective on January 1, 2023 and the CPA becomes effective on July 1, 2023.

Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, may be applicable to our business, such as the Telephone Consumer Protection Act (as implemented by the Telemarketing Sales Rule), and similar state and federal consumer protection laws.

Regulators and legislators in jurisdictions around the world continue to propose and enact more stringent data protection and privacy laws. New laws as well as any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding privacy and data protection, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, services, policies, procedures, notices, and business practices. Many large geographies which may become important to our future success, including Australia, Brazil, Canada, China, and India, have passed or are considering comparable data privacy legislation or regulations.

Federal and State Incentives in the United States

As of June 30, 2021, incentives in the United States included:

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United States Federal Tax Credits. The Qualified Plug-In Electric Drive Motor Vehicle Tax Credit program instituted by the United States government provides a tax credit of up to $7,500 for the purchase of new qualified plug-in electric drive motor vehicles. This credit applies to the first 200,000 vehicles sold per manufacturer. Purchasers of Rivian vehicles are currently eligible for a tax credit of up to $7,500 under this program. In addition, the Alternative Fuel Infrastructure Tax Credit provides tax credits for businesses up to 30% of the cost of installing alternative fueling equipment, not to exceed $30,000.

Consumers who purchase residential fueling equipment but are not eligible to depreciate such equipment may receive a tax credit of up to $1,000. The program includes electricity as an alternative fuel and potentially can be used by Rivian customers to offset the cost of their home charging systems and by businesses to offset the costs of installing electric vehicle charging stations. Additionally, if Rivian sells such equipment to a tax-exempt entity, Rivian would be eligible to claim the credit for itself. Unused credits may be carried backward one year and carried forward 20 years. Although the credits for Alternative Fuel Infrastructure are scheduled to expire on December 31, 2021, we expect these credits may be extended through further legislation.

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State Incentives. A number of states and municipalities in the United States, as well as certain private enterprises, offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges.

Other states have also implemented various incentives for the purchase of eligible zero-emission vehicles based on weight class and propulsion type. For example, New Jersey and Washington exempt the purchase of EVs from state sales tax. Colorado, Oregon, and Oklahoma provide substantial state tax credits for the purchase of EVs. Some of these programs have eligibility limits based on either consumer income or the manufacturer’s suggested retail price of the vehicle. Several states will also be phasing out incentives over time or volume of EVs are sold. Other incentives include preferential parking at reduced rates, or free, or single occupancy high-occupancy vehicle access on highways for EVs.

Regulations in the European Union

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Europe Type Approval. We intend to export vehicles to Europe, and over time may consider manufacturing and locating substantial additional operations in Europe. Unlike the United States, we must obtain pre-approval from regulators to import and sell our vehicles into the EU and countries that recognize EU certification (collectively referred to as “Europe”). The process for certification in Europe is known as “Type Approval” and requires Rivian to demonstrate to a regulatory agency in the EU, referred to as the Competent Authority, that our vehicles meet all EU safety and emission standards.

Type Approval is accomplished through witness testing of vehicles, as well as inspection of a representative vehicle intended for production and sale. Once the vehicle type is approved, all vehicles manufactured based on the approved type of vehicle may be produced or imported and sold in Europe.

Any changes to an approved vehicle type, including substantial software changes, must go through updated Type Approval by the Competent Authority.

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EU Emissions Regulations. We believe Europe’s regulatory environment is generally conducive to the development, production and sale of consumer and commercial alternative fuel vehicles. Through emission legislation, tax incentives and direct subsidies, EU and non-EU countries in Europe are taking a progressive stance in reducing carbon emissions and increasing demand for EVs. For example, the EU has specifically implemented regulations mandating that manufacturers meeting binding emission targets according to the average mass of their vehicles. Penalties for failing to meet these targets are substantial.

The EU has developed a system of “off-ramps” pursuant to which manufacturers can earn “super credits” for delivering to the market zero- and low-emission vehicles emitting less than a certain threshold of pollutants. In addition, manufacturers can group together or pool their fleets and act jointly to meet their emissions target. This method of compliance may allow Rivian to “sell” its credits and super credits to a manufacturer seeking to enter into a pooling arrangement. However, unlike the United States, in the EU, Rivian cannot sell individual credits.

Incentives in Europe

In addition to a favorable regulatory environment, 27 European countries offer incentives, tax reductions or a combination of both.

Intellectual Property

Rivian’s intellectual property is a core asset of our company, and an important tool to drive value and differentiation in our products and services. We protect, use, and defend our intellectual property in support of our business objectives to increase our return on investment, enhance our competitive position, and create shareholder value. Through strategic and business assessments of our intellectual property, we rely on a combination of patents, trade secrets, copyrights, service marks, trademarks, domains, contractual terms, and enforcement mechanisms across various international jurisdictions to establish and protect intellectual property rights related to our current and future business and operations.

We have launched various initiatives, policies and programs throughout our engineering, design, development, and other teams to identify and protect our innovations. As of September 30, 2021, we held 99 granted patents and registrations worldwide, and had filed 610 patent applications with domestic and foreign patent offices. Subject to required payments of annuities or maintenance fees, our granted patents and registrations have term durations of between 15 to 25 years from each patent or registration’s respective priority date, the duration being set according to the laws of the jurisdiction in which the patent or registration issues. Our existing patents have term durations that are scheduled to extend until their respective expiration dates, ranging from May 2029 to November 2039 based on each patent’s respective priority date. Our trademarks, logos, domains, and service marks are used to establish and maintain our reputation with our customers, and the goodwill associated with our businesses. As of September 30, 2021, we had 680 registered trademarks and had filed 1,199 trademark applications with domestic and foreign trademark offices. Our registered trademarks have an indefinite life subject to the payment of maintenance fees and the laws of the jurisdiction in which the trademark is registered. As of September 30, 2021, we had two registered copyrights and had filed one copyright application with domestic and foreign copyright offices. Additionally, as of September 30, 2021, we had 1,487 registered domains worldwide. In addition, we maintain a comprehensive identification and tracking function for the maintenance and protection of our trade secrets.

We intend to continue to vigorously pursue intellectual property protection to the extent we believe it would be advantageous to our business objectives. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the section entitled “Risk Factors Related to Intellectual Property.”

Cybersecurity and Privacy

We prioritize the trust of our customers and employees and place great emphasis on systems and product security, cybersecurity, and privacy. To protect our systems, products, and data, we apply a variety of technical and organizational security measures, procedures, and protocols in accordance with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. We have a dedicated team of professionals that focus on application, network, and system security based upon a clearly defined organizational operating model. We have also commenced a corporate-wide data privacy program with dedicated cross-functional resources.

Utilizing the NIST Cybersecurity Framework, we have instituted a cybersecurity program designed to address the evolving cyber-threat landscape. This includes a company-wide risk management structure with capabilities to assess direct and indirect vendors and an enterprise Secure Software Development Lifecycle to ensure that we reduce our attack surface by remediating vulnerabilities in the development process itself. Additionally, our identity and access management procedures and controls are consistent with the NIST Cybersecurity Framework, including measures to validate and authenticate the identity of our corporate users.

We maintain a vulnerability management program that includes periodic scans designed to identify security vulnerabilities and implement a remediation. To detect threats to our enterprise and product security, we have implemented a cybersecurity monitoring capability that collects and analyzes telemetries from a wide range of sources and takes proactive actions to ensure the security of our systems. In addition, we conduct internal and external penetration tests, receive threat intelligence, follow incident response procedures, and remediate vulnerabilities according to severity and risk. Further, seeking to implement effective management, control, and protection, we have established a centralized, organization-wide view of information assets.

Our cloud security program seeks to enable secure cloud architecture deployments and extend security capabilities. Utilizing signed certificates, encryption keys, message authentication codes, and cryptography algorithms, we have deployed authentication and encryption as part of our efforts to secure our products, software, vehicles and their components, and OTA updates. Additionally, we utilize pre-condition checks, sequence and dependency execution, failure detection, and rollback and recovery when performing updates during the OTA process. We also work to increase cybersecurity awareness throughout the organization through education and training.

Our manufacturing operations involve a great deal of automation and technology. With that level of complexity and interconnectivity in mind, we are building Cybersecurity into our manufacturing process itself, with the intent of enabling the business to remain resilient to any potential attacks at our manufacturing operations.

The objective of our privacy program is to facilitate beneficial uses of data to improve Rivian’s products and services while preserving our customers’ privacy expectations and complying with applicable law. Global privacy laws and practices will guide the operational design, controls, procedures, and policies for our program. Our strategy accounts for increased risk as our business scales by addressing appropriate security and access controls for customer and employee information. A core tenet of our privacy program is to implement privacy-by-design principles in both software and hardware development throughout our organization. Rivian’s privacy program will continue to evolve and adapt, utilizing best practices and tailored risk management frameworks, to allow for close collaboration across the organization, particularly between our information technology and legal functions, which is critical for an effective privacy program.

Legal Proceedings

Currently we are involved in, or may in the future be involved in, legal proceedings, claims or government investigations in the ordinary course of business relating to, among other things, commercial matters and contracts, intellectual property, labor and employment, discrimination, false or misleading advertising, regulatory matters, competition, pricing, tax, consumer rights/protection, torts/personal injury, property rights, data privacy/data protection and securities.

These matters also include the following:

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On July 17, 2020, Tesla, Inc. (“Tesla”) filed suit against Rivian Automotive, Inc., Rivian Automotive, LLC and a number of former Tesla/current Rivian group employees in California Superior Court, Santa Clara County. The current operative pleading, the Fourth Amended Complaint filed on September 28, 2021, alleges claims for trade secret misappropriation against Rivian and various individual defendants, as well as breach of contract and California Computer Data Access and Fraud Act claims against the individual defendants (but not against Rivian). Tesla alleges that the individual defendants took confidential and trade secret documents and information at Rivian’s direction when they left Tesla’s employ to join Rivian, including recruitment and personnel information, sales data, service data, manufacturing information, new market expansion information, and documents and code relating to battery technology. Tesla also alleges that by doing so, the individual defendants breached their non-disclosure and other agreements with Tesla. We believe Tesla’s claims are meritless and intend to vigorously defend against this lawsuit.

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On March 25, 2021, the Illinois Automobile Dealers Association, the Chicago Automobile Trade Association, the Peoria Metro New Car Dealers Association, the Illinois Motorcycle Dealers Association and over two hundred individual franchised motor vehicle dealers located throughout the state of Illinois filed suit against Rivian Automotive, LLC, Rivian Automotive, Inc., Rivian, LLC, Lucid USA, the Office of the Illinois Secretary of State and Jesse White, in his official capacity as the Illinois Secretary of State in Cook County (Illinois) Circuit Court. The current operative pleading, the First Amended Complaint seeks an Injunction against Rivian and Lucid, a Writ of Mandamus directed at the Secretary of State, and a Declaratory Judgment that the Illinois Vehicle Code and/or the Illinois Motor Vehicle Franchise Act preclude manufacturers from the direct sale of new motor vehicles to consumers in Illinois. We intend to vigorously defend against this lawsuit.

While it is not possible to predict the outcomes of these matters with certainty, based on our current knowledge we believe that the final outcomes of these pending matters will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.

Notwithstanding, there is always the risk that a proceeding, claim or investigation will have a material impact on our business, results of operations or financial condition. Regardless of the final outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, harm to our reputation and brand and other factors.

For additional information about the legal proceedings we may be subject to and risks to our business relating to litigation, see the “Risk Factors” and specifically, the section titled “We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows” and “We are, and may in the future become, subject to patent, trademark and/or other intellectual property infringement claims, which may be time-consuming, cause us to incur significant liability and increase our costs of doing business.”

Facilities

Like our products, our physical locations are opportunities to maximize impact. They are designed to bring people together, spark connection, build community and stir the imagination. To ensure our impact is net positive in our built environments, we choose adaptive reuse when possible and focus on energy efficiency. Operationally, we are beginning to incorporate carbon accounting into the decision-making process across the entire organization to inform how we grow and expand our footprint.

While our teams have continued to scale and successfully adapt to new ways of working together, having inspired physical spaces to connect and collaborate cross-functionally remains important to our growth.

Rivian is based in Southern California with additional center of gravity offices in Northern California, Michigan, Arizona, Vancouver, the Netherlands, and the United Kingdom. As of September 30, 2021, we leased office facilities totaling 1,184,255 million square feet in multiple locations in the United States and internationally, and owned approximately 3,789,200 million square feet of manufacturing and office space. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information for our executive officers and directors, and their ages as of the date of this prospectus.

Name	Age	Position(s)

Executive Officers:

Robert J. Scaringe	38	Founder and Chief Executive Officer, Chairman of the Board of Directors

Claire McDonough	40	Chief Financial Officer

Jiten Behl	39	Chief Growth Officer

Non-Employee Directors:

Karen Boone*(1)(2)	47	Director

Sanford Schwartz(2)(4)	68	Director

Rose Marcario(4)	56	Director

Peter Krawiec	49	Director

Jay Flatley(1)(3)	68	Director

Pamela Thomas-Graham(1)(3)	58	Director

*	Lead Independent Director
(1)	Member of the audit committee of our board of directors.
(2)	Member of the compensation committee of our board of directors.
(3)	Member of the nominating and governance committee of our board of directors.
(4)	Member of the planet and policy committee of our board of directors.

Executive Officers

Robert J. Scaringe. Dr. Scaringe founded Rivian in June 2009 and has since served as our Chief Executive Officer and member of our board of directors. Dr. Scaringe was designated as the Chairman of our board of directors in March 2018. While serving in these roles, Dr. Scaringe has led every major milestone achieved by the Company to date, including establishing the Company’s product and technology platform, scaling the team and operations, and securing substantial financing to support the Company’s growth. Dr. Scaringe holds a B.S. from Rensselaer Polytechnic Institute and an M.S. and Ph.D. in Mechanical Engineering from the Sloan Automotive Laboratory at the Massachusetts Institute of Technology. We believe Dr. Scaringe’s operational expertise, leadership and continuity that he brings as our Founder and Chief Executive Officer and his educational experience in the automotive industry qualifies him to serve on our board of directors.

Claire McDonough. Ms. McDonough has served as our Chief Financial Officer since January 2021. Before Rivian, Ms. McDonough was a Managing Director and Co-head of Disruptive Commerce at J.P. Morgan, a multinational investment bank and financial services company, where she worked from September 2014 to January 2021. From June 2013 to August 2014, Ms. McDonough worked as Vice President and Treasurer and Senior Director of Finance and Strategy at Fairway Market, a food retailer. Ms. McDonough holds a B.A. in Public Policy and Visual Art from Duke University and an M.B.A. from the University of Chicago Booth School of Business.

Jiten Behl. Mr. Behl has served as our Chief Growth Officer since October 2020. In this role, Mr. Behl leads Brand, Sales & Marketing, Digital, and Strategy & Corporate Development at Rivian. Prior to

that, Mr. Behl served as our Chief Strategy Officer from March 2016 to October 2020, responsible for the development of our strategic roadmap and associated business plans. Before Rivian, Mr. Behl was a Principal at Roland Berger, an international management consulting firm, serving in its global automotive practice and as a member of the management team for North American operations, from October 2009 to February 2016. Mr. Behl holds a B.Eng. from Visvesvaraya Technological University, India, and an M.B.A. from the University of Chicago Booth School of Business.

Non-Employee Directors

Karen Boone. Ms. Boone has served on our board of directors since August 2020. Ms. Boone most recently served as the President, Chief Financial and Administrative Officer of Restoration Hardware, Inc., a home furnishings company, from May 2014 to August 2018 and as Chief Financial Officer from June 2012 to May 2014. Prior to that, from 1996 to 2012, Ms. Boone held various roles at Deloitte & Touche LLP, a public accounting firm, most recently as an Audit Partner. Ms. Boone currently serves on the board of directors of Sonos, Inc., an audio products company, Peloton Interactive, Inc., a connected fitness company, and several private companies. Ms. Boone holds a B.S. in Business Economics from the University of California, Davis. We believe Ms. Boone’s extensive accounting and management experience qualifies her to serve on our board of directors.

Sanford Schwartz. Mr. Schwartz has served on our board of directors since September 2019. Mr. Schwartz has held several roles at Cox Enterprises, Inc. and its subsidiary businesses, an automotive and media conglomerate, which he joined in 1985. Since January 2021, Mr. Schwartz has served as Chief Executive Officer of the Cox Family Office, helping to guide family investments and estate planning for the company’s shareholders. Prior to that, he served as President and Chief Executive Officer of Cox Automotive Inc., a global automotive services and software company, from his appointment as President of Manheim in 2011. Prior to this role, Mr. Schwartz served as President of Cox Media Group, a media conglomerate, in various roles including serving as the President of AutoTrader and AutoTrader Publishing from 2006 to 2008. Previously, he served as President of Cox Arizona Publishing, Executive Vice President of the Austin American-Statesman, Vice President and General Manager of The Atlanta Journal-Constitution, Executive Vice President of Cox Newspapers and Vice President of Business Development for Cox Enterprises. Mr. Schwartz is currently a member of the board of directors of A.C. Green Youth Foundation and Northwood University. We believe Mr. Schwartz’s extensive leadership and automotive industry experience qualifies him to serve on our board of directors.

Rose Marcario. Ms. Marcario has served on our board of directors since January 2021. Ms. Marcario most recently served as the President and Chief Executive Officer and as a member of the board of directors of Patagonia, Inc., an outdoor apparel retailer, from May 2013 to June 2020. Prior to that, she served as the Chief Financial Officer and Chief Operating Officer of Patagonia, Inc. from 2008 to 2013. Before joining Patagonia, Ms. Marcario held several executive roles in private equity, technology and retail industries, including as Chief Financial Officer of General Magic, which was spun-off from Apple Computer, and Vice President of Global Finance and Treasury of International Rectifier, Inc. (acquired by Infineon Technologies Americas Corp.), a semiconductor manufacturer. Ms. Marcario has served on the board of directors of several private companies, including currently serving on the board of directors of Meati, Inc., a plant-based food company, and Ajna BioSciences PBC, a natural pharmaceutical development company. Ms. Marcario holds a BSc. in Business and Finance from the State University of New York at Albany and an M.B.A. from California State University, Dominguez Hills. We believe Ms. Marcario’s extensive management experience in the private equity, technology and retail industries qualifies her to serve on our board of directors.

Peter Krawiec. Mr. Krawiec has served on our board of directors since February 2019. He has served as Senior Vice President of Worldwide Corporate and Business Development at Amazon.com, Inc., a publicly-held global technology company, since March 2021. Prior to this role, Mr. Krawiec served as Vice

President of Worldwide Corporate Development at Amazon from April 2007 to March 2021 and as Director of Worldwide Corporate Development at Amazon from October 2004 to April 2007. Earlier in his career, Mr. Krawiec spent seven years working in venture capital and investment banking. Mr. Krawiec holds a B.A. in Economics from Trinity College and an M.B.A. from the Kellogg School of Management at Northwestern University. We believe Mr. Krawiec’s experience involving strategic acquisitions, investments and partnerships in the technology industry, as well as his venture capital and investment banking background, qualifies him to serve on our board of directors.

Jay Flatley. Mr. Flatley has served as a member of our board of directors since May 2021. Mr. Flatley served as Chairman of the board of directors of Illumina, Inc., a public company focused on sequencing and array-based solutions for genetic analysis, from January 2020 to May 2021, after previously serving as Executive Chairman from July 2016 to January 2020, as Chief Executive Officer from December 2013 to July 2016 and as the President and Chief Executive Officer from October 1999 to December 2013. Prior to that, Mr. Flatley was co-founder, President, Chief Executive Officer, and a director of Molecular Dynamics, a life sciences company focused on genetic discovery and analysis, from July 1994 until its sale to Amersham Pharmacia Biotech in September 1998. Mr. Flatley currently serves as Chairman of the board of directors of the Wellcome Leap Fund, a non-profit focused on human health innovation, on the board of trustees for The Salk Institute, a non-profit focused on mentoring future generations of researchers, Chairman of the board of directors of Iridia, Inc., a private nanotechnology data storage company, and on the boards of directors of several public companies, including Coherent, Inc., a provider of lasers and laser-based technologies, Denali Therapeutics Inc., a biopharmaceutical company, and Zymergen Inc., a biofacturing company. Additionally, Mr. Flatley is serving as Acting Chief Executive Officer of Zymergen while its board of directors searches for a permanent Chief Executive Officer. Mr. Flatley holds a B.S. and M.S. in Industrial Engineering from Stanford University and a B.A. in Economics from Claremont McKenna College. We believe Mr. Flatley’s leadership experience as a senior executive and director of several public companies qualifies him to serve on our board of directors.

Pamela Thomas-Graham. Ms. Thomas-Graham has served as a member of our board of directors since August 2021. Since August 2016, Ms. Thomas-Graham has served as the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the world of luxury. From 2010 to August 2016, she served as a member of the Executive Board at Credit Suisse Group AG, a multinational investment bank and financial services company. While at Credit Suisse Group AG, she held several titles, including Chair, New Markets for the global Private Bank, and Global Chief Marketing and Talent Officer. From 2008 to 2010, she served as a Managing Director at Angelo, Gordon & Co., a privately held investment firm. From 2005 through 2007, Ms. Thomas-Graham was a Group President of Liz Claiborne Inc. (now Tapestry). She previously served as President and Chief Executive Officer of NBC Universal’s CNBC television, and President and Chief Executive Officer of CNBC.com, beginning in 1999. She began her career at global consultancy firm McKinsey & Co. in 1989, becoming the firm’s first black woman partner in 1995. Ms. Thomas-Graham serves as a member of the board of directors of Peloton Interactive, Inc., Bumble Trading Inc., Urban Compass, Inc., The Clorox Company, and the Bermuda-based Bank of N.T. Butterfield & Son Limited. Ms. Thomas-Graham holds a B.A. in Economics from Harvard University and a joint M.B.A.-J.D. from Harvard Business School and Harvard Law School. We believe Ms. Thomas-Graham’s extensive strategic, operational and corporate governance experience as a senior executive and director of several public and private companies qualifies her to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our board of directors currently consists of seven members. Under our amended and restated certificate of incorporation and our fifth amended and restated voting agreement (“Voting Agreement”), in each case as in effect prior to the completion of this offering, our directors were elected as follows: (i) Peter Krawiec was elected by the holders of our Series A preferred stock, as the designee of Amazon.com NV Investment Holdings LLC, (ii) Sanford Schwartz was elected by the holders of our Series C preferred stock, as the designee of Manheim Investments, Inc. (“Cox”), (iii) Robert J. Scaringe was elected by the holders of our capital stock, as the designee of RJS Holding Company, LLC and (iv) Karen Boone, Rose Marcario, Jay Flatley and Pamela Thomas-Graham were elected by the holders of our capital stock, as independent directors designated by the majority of the foregoing directors. In connection with this offering, the provisions by which the directors are elected of our amended and restated certificate of incorporation will be amended, and the Voting Agreement will terminate. As a result, following this offering there will be no contractual obligations regarding the election of our directors.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Director Independence

Our board of directors has undertaken a review of the independence of each director and, based on the information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Karen Boone, Sanford Schwartz, Rose Marcario, Peter Krawiec, Jay Flatley and Pamela Thomas-Graham qualify as independent directors in accordance with the Nasdaq rules. Under the Nasdaq rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Robert J. Scaringe is not considered independent by virtue of his position as our Chief Executive Officer. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Robert J. Scaringe, Peter Krawiec, and Sanford Schwartz, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Karen Boone and Rose Marcario, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Jay Flatley and Pamela Thomas-Graham, and their terms will expire at the third annual meeting of stockholders following this offering.

We are party to a director nomination agreement with Amazon (the “Nomination Agreement”), dated October 31, 2021, pursuant to which we have agreed, subject to certain exceptions, to nominate and use our reasonable best efforts (which shall include the inclusion in any proxy statement used for the solicitation of a stockholder vote the recommendation of our board of directors that the stockholders vote in favor of the slate of directors) to cause the election to our board of directors for a three-year term a slate of Class I directors that includes Peter Krawiec, or such other designee identified by Amazon in accordance with the terms of the Nomination Agreement, at the first annual meeting of our stockholders following this offering. See “Certain Relationships and Related Party Transactions—Nomination Agreement.”

Our amended and restated certificate of incorporation that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Role of the Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and governance committee, and a planet and policy committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, each committee has adopted a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq, which is available on our website at www.rivian.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Karen Boone, Jay Flatley, and Pamela Thomas-Graham, with Karen Boone serving as chair. Our board of directors has determined that all members are independent under the Nasdaq rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our board of directors has determined that Karen Boone is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to the compensation and benefits of our officers and employees. Among other matters, the compensation committee’s responsibilities include:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of these goals and objectives, and setting, or recommending to the board of directors, the compensation of our Chief Executive Officer;

•	reviewing and setting, or recommending to the board of directors, the compensation of our other executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Sanford Schwartz and Karen Boone with Sanford Schwartz serving as chair. The composition of our compensation committee meets the requirements for independence under the Nasdaq rules and SEC rules and regulations. Each of Sanford Schwartz and Karen Boone is a non-employee director, as defined in Section 16b-3 of the Exchange Act.

Nominating and Governance Committee

The nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors and developing and maintaining our corporate governance policies. Among other matters, our nominating and governance committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our nominating and governance committee will consist of Pamela Thomas-Graham and Jay Flatley, with Pamela Thomas-Graham serving as chair. Our board of directors has determined that all members of the nominating and governance committee are independent under the Nasdaq rules and the SEC rules and regulations.

Planet and Policy Committee

The planet and policy committee oversees and assists our board of directors in overseeing and advising the Company with respect to our ongoing commitment to environmental matters, sustainability initiatives, nonprofit initiatives, public policy and regulatory matters, and social responsibility, and other related matters (“P&P Matters”). Among other matters, our planet and policy committee’s responsibilities include overseeing our P&P Matters practices, procedures, reporting, and disclosure.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our planet and policy committee will consist of Rose Marcario and Sanford Schwartz, with Rose Marcario serving as chair.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Board of Directors Diversity

Our nominating and governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	professional and academic experience relevant to our industry;

•	experience as a board member of another publicly-held company;

•	strength of leadership skills;

•	experience in finance and accounting and/or executive compensation practices;

•	ability to devote the time required for preparation, participation and attendance at board of directors meetings and committee meetings, if applicable;

•	background, gender, age and ethnicity;

•	conflicts of interest; and

•	ability to make mature business judgments.

Our board of directors will evaluate each individual in the context of the board of directors as a whole, with the objective of ensuring that the board of directors, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees, including those officers responsible for financial reporting. The full text of our code of business conduct and ethics will be posted on our website at www.rivian.com. Any substantive amendment to, or waiver of, a provision of the code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, will be disclosed on our website. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Director Compensation

Historically, we have not maintained a formal non-employee director compensation program, but we have compensated certain of our non-employee directors for their service from time to time as summarized below following the Director Compensation Table.

The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended December 31, 2020. Dr. Scaringe is compensated as an employee for service as our Chief Executive Officer and does not receive additional compensation for his service as a member of our board of directors. See “Executive Compensation—Summary Compensation Table” below for information regarding his compensation as our employee.

Name(1)	Fees Earned or Paid in Cash	Option Awards(2)	Total

Karen Boone(3)	$—	$178,752	$178,752

Alexandra Ford English(4)	—	—	—

Joe Hinrichs(5)	—	—	—

Hassan Jameel(6)	—	—	—

Sidhesh Kaul(7)	—	—	—

Peter Krawiec	—	—	—

Sanford Schwartz	—	—	—

Antony Sheriff(8)	30,000	49,826	79,826

John Shook	30,000	49,826	79,826

(1)

Ms. Marcario was appointed to our board of directors in January 2021, Mr. Flatley was appointed to our board of directors in May 2021 and Ms. Thomas-Graham was appointed to our board of directors in August 2021, and, as such, have all been excluded from the table.

(2)

Amounts reported represent the aggregate grant date fair value of non-qualified stock options granted under the 2015 Plan to the relevant non-employee director in 2020, computed in accordance with ASC Topic 718. The valuation assumptions used in calculating the grant date fair value of the stock options are set forth in Note 9 “Stock-Based Compensation” to the consolidated financial statements included in this prospectus.

The table below shows the aggregate numbers of shares subject to options held as of December 31, 2020 by each non-employee director. None of our non-employee directors held any unvested RSUs as of December 31, 2020.

Name	Number of Shares Underlying Stock Options as of December 31, 2020

Karen Boone	60,000

Alexandra Ford English	—

Joe Hinrichs	—

Hassan Jameel	—

Sidhesh Kaul	—

Peter Krawiec	—

Sanford Schwartz	—

Antony Sheriff	225,000

John Shook	237,500

(3)	Ms. Boone was appointed to our board of directors in July 2020.
(4)	Ms. Ford English was appointed to our board of directors in May 2020 and stepped down from our board of directors in May 2021.
(5)	Mr. Hinrichs stepped down from our board of directors in May 2020.
(6)	Mr. Jameel stepped down from our board of directors in July 2021.
(7)	Mr. Kaul stepped down from our board of directors in July 2021.
(8)	Mr. Sheriff stepped down from our board of directors in May 2021.

During 2020, we compensated our independent directors who commenced service in 2020 based on arms’ length negotiations with the director. In connection with Ms. Boone’s appointment as a member of our board of directors in July 2020, we granted to Ms. Boone an option to purchase 60,000 shares of our common stock under the 2015 Plan, which will vest in three equal annual installments commencing on August 3, 2021, subject to continued service on our board of directors. Pursuant to our arrangement with Mr. Sheriff, he was eligible to receive annual cash compensation of $30,000 through March 31, 2021, paid in quarterly installments, and an annual award of stock options. As such, during 2020, we paid Mr. Sheriff

$30,000 in cash compensation and on May 6, 2020, we granted Mr. Sheriff an option to purchase 25,000 shares of our common stock under the 2015 Plan, which vested in four equal quarterly installments commencing July 1, 2020, subject to continued service on our board of directors.

In addition, we may also reimburse our directors for reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings

Non-Employee Director Compensation Program

We intend to adopt a non-employee director compensation program (the “Director Compensation Program”) to become effective on the closing of this offering pursuant to which our non-employee directors will be eligible to receive cash compensation and equity awards for service on our board of directors and committees of our board of directors.

Under the Director Compensation Program, as currently contemplated, our non-employee directors will be eligible to receive cash compensation as follows:

•	Each non-employee director receives an annual cash retainer in the amount of $50,000 per year.

•	The Lead Independent Director receives an additional annual cash retainer in the amount of $25,000 per year.

•

The chair of the audit committee receives additional annual cash compensation in the amount of $25,000 per year for service on the audit committee. Each non-chair member of the audit committee receives additional annual cash compensation in the amount of $12,500 per year for service on the audit committee.

•

The chair of the compensation committee receives additional annual cash compensation in the amount of $20,000 per year for service on the compensation committee. Each non-chair member of the compensation committee receives additional annual cash compensation in the amount of $10,000 per year for service on the compensation committee.

•

The chair of each permanent committee of our board of directors other than our audit committee and compensation committee, including our nominating and governance committee and planet and policy committee, receives additional annual cash compensation in the amount of $15,000 per year for service on the committee. Each non-chair member of each other permanent committee receives additional annual cash compensation in the amount of $7,500 per year for service on the committee.

Each non-employee director may elect to receive all of his or her annual cash retainers in the form of RSUs under our 2021 Plan. Elections to convert all of the annual cash retainers into RSUs must generally be made on or prior to December 31 of the year prior to the year in which the annual cash retainers are scheduled to be paid, or such earlier deadline as established by our board of directors or compensation committee. Each individual who first becomes a non-employee director is permitted to elect to convert the annual cash retainer payments scheduled to be paid in the same calendar year into RSUs, provided that the election is made prior to the date the individual becomes a non-employee director. RSUs granted in lieu of the annual cash retainers are fully vested on the grant data which corresponds to the date the cash retainers would otherwise be paid, and cover a number of shares of Class A common stock calculated by dividing the amount of the cash retainers that would otherwise be paid by the average closing trading price of a share of Class A common stock over the calendar month preceding the grant date (which shares are delivered on the grant date unless otherwise deferred as described in the following sentence). In addition, the Director Compensation Program provides that non-employee directors may elect to defer the settlement of RSUs granted to them.

Under the Director Compensation Program, as currently contemplated, in connection with the initial appointment or election of a non-employee director, each director will automatically be granted (a) an award of RSUs covering a number of shares of Class A common stock calculated by dividing (i) $250,000 by (ii) the average closing trading price of a share of Class A common stock over the calendar month preceding the grant date which will vest in equal annual installments over three years and (b) an award of RSUs covering a number of shares of Class A common stock calculated by dividing (i) the product of $250,000 multiplied by a fraction, the numerator of which is the number of full months between the date the director commences service on our board of directors and the scheduled date of our next annual stockholder meeting, and the denominator of which is 12, by (ii) the average closing trading price of a share of Class A common stock over the calendar month preceding the grant date which will vest in full on the date of the next annual stockholders meeting. Additionally, on the date of each annual stockholders meeting, each non-employee director automatically will be granted an award of RSUs covering a number of shares of Class A common stock calculated by dividing (a) $250,000 by (b) the average closing trading price of a share of Class A common stock over the calendar month preceding the grant date which will vest in full on the date of the next annual stockholders meeting.

Each initial award and annual award of RSUs, along with any other equity-based awards held by any non-employee director, will vest upon a Change in Control (as defined in the 2021 Plan).

We will also reimburse our directors for reasonable out-of-pocket expenses in connection with the performance of his or her duties as a director.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers (“NEOs”). This discussion contains forward-looking statements that are based on our current plan documents and considerations regarding possible future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. Given our treatment as an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our NEOs for the year ended December 31, 2020, consisting of our principal executive officer and two next most highly compensated executive officers, were:

•	Robert J. Scaringe, our Founder and Chief Executive Officer;

•	Ryan Green, our Former Chief Financial Officer; and

•	Jiten Behl, our Chief Growth Officer.

Mr. Green served as our Chief Financial Officer through January 19, 2021, and served as our Senior Vice President and Corporate Controller from January 19, 2021 through May 20, 2021, when he resigned his employment with us.

2020 Summary Compensation Table

The following table presents compensation awarded to, earned by, or paid to our NEOs during the year ended December 31, 2020.

Name	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)

Robert J. Scaringe	2020	650,000	650,500	—	—	—	1,300,500
Founder and Chief Executive Officer

Ryan Green(4)	2020	325,000	125,000	—	149,479	5,700	605,179
Former Chief Financial Officer

Jiten Behl	2020	400,000	300,000	—	364,537	5,700	1,070,237
Chief Growth Officer

(1)

The amounts represent the annual cash bonuses paid to our NEOs based on 2020 performance. Please see the description of our 2020 annual cash incentive awards under “2020 Cash Incentive” below. The amount for Dr. Scaringe also includes a one-time $500 cash bonus paid under our invention incentive policy, under which our employees are eligible to earn cash awards in connection with certain inventions.

(2)

The amounts represent the aggregate grant date fair value of option awards granted to our NEOs during 2020 under the 2015 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 9 “Stock-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus. This amount reflects the full aggregate grant date fair value, rather than the portion being expensed for financial statement reporting purposes in that year and does not reflect the actual economic value that may be realized by the NEO.

(3)	The amounts for each of Messrs. Green and Behl represent employer “matching” contributions under our U.S. 401(k) plan, for which all U.S. full-time employees are eligible to participate.
(4)	Mr. Green transitioned from his role as our Chief Financial Officer to our Senior Vice President and Corporate Controller on January 19, 2021, and resigned his employment with us on May 20, 2021.

Narrative to the 2020 Summary Compensation Table

2020 Base Salary

Our NEOs each receive a base salary to compensate them for services rendered to the Company. For 2020, the annual base salaries for our NEOs were:

Named Executive Officer	Salary as of January 1, 2020

Robert J. Scaringe	$650,000

Ryan Green	325,000

Jiten Behl	400,000

Our compensation committee has the authority to review and adjust base salaries at their discretion.

2020 Cash Incentive

Our NEOs are each eligible to receive an annual performance-based cash incentive with a target opportunity expressed as a fixed dollar amount and payment based on our compensation committee’s assessment of performance, which may include corporate and individual performance. For 2020, the cash incentive opportunity for Dr. Scaringe and Messrs. Green and Behl was targeted at $325,000, $125,000 and $200,000, respectively. In early 2021, our compensation committee, with input from our management team, assessed our overall corporate performance in 2020 based on key financial, commercial, product, production and organizational accomplishments during 2020. Based on recommendations made by our Chief Executive Officer (other than with respect to himself), our compensation committee also assessed the individual performance of each NEO and determined that Dr. Scaringe and Messrs. Green and Behl each achieved 200%, 100% and 150%, respectively, of their target cash incentive opportunity. The actual amount paid to each of our NEOs is set forth in the Summary Compensation Table above.

Equity Compensation

Prior to the consummation of this offering, our employees, including our NEOs, were eligible to receive equity awards pursuant to the 2015 Plan. We have historically granted awards of non-qualified stock options or RSUs to our employees and in certain instances have granted awards contingent on meeting or exceeding one or more performance conditions in order to vest. Options granted to our NEOs generally vest over four years subject to continued employment, but may only be exercised following a Change in Control (as defined in the 2015 Plan). In the event of a Change in Control, the plan administrator may, in its discretion, accelerate vesting of the options or cause the options to be assumed or exchanged by the acquirer, and all options are forfeited to the extent no Change in Control occurs by the outside option expiration date (generally, ten years from the grant date). RSUs granted to our employees are generally subject to a four-year time-based vesting schedule, provided that the RSUs will not vest until the later of the applicable time-vesting date or the six-month anniversary of our initial public offering, subject to continued employment through such date. Solely for purposes of the 2015 Plan, a “Change in Control” generally includes a sale of more than 50% of the outstanding shares of the Company, a sale of all or substantially all of the assets of the Company, certain mergers and consolidations, an initial public offering with at least $100,000,000 of gross proceeds to the Company or a liquidation (which will include this offering).

2020 Equity Awards

In 2020, we granted each of Messrs. Green and Behl an option to purchase 75,000 and 125,000 shares of our Class A common stock, respectively, pursuant to the 2015 Plan with exercise prices equal to the fair market value of our Class A common stock on the date of grant, as determined by the board of directors. Each option vests as to 25% of the shares subject to the option on each of the first four anniversaries of the applicable vesting commencement date, subject to continued employment. Each option, to the extent vested, will become exercisable upon the completion of this offering or, if earlier, another event under the definition of Change in Control (as defined in the 2015 Plan).

2021 Equity Award to our Founder & Chief Executive Officer

In January 2021, our board of directors and stockholders approved an equity award to Dr. Scaringe consisting of a time-based option to purchase 6,785,315 shares of our Class A common stock and a performance-based option to purchase up to 20,355,946 shares of our Class A common stock (the “2021 CEO Equity Award”).

Our board of directors, in consultation with an independent compensation consultant, considered a number of factors in determining whether to grant the 2021 CEO Equity Award as well as the terms and conditions with respect thereto. Such factors include Dr. Scaringe’s then-current ownership interest in the Company, external market data for similarly situated executives among comparable companies, and the Company’s interest in incentivizing Dr. Scaringe to deliver on the Company’s strategy and align his long-term interests with those of our stockholders.

The time-based option vests in six equal installments on each of the first through sixth anniversaries of a Qualified IPO (as defined in the award agreement), subject to Dr. Scaringe’s continued service. The performance-based option vests in twelve installments contingent on the achievement of four stock price goals over a performance period that commences on the later of: (i) the sixth anniversary of the grant date and (ii) a Qualified IPO and ends upon the tenth anniversary of the grant date. The four stock price goals are, on a price-per share basis, $110, $150, $220, and $295, in each case as adjusted to reflect the impact of any stock dividends, stock splits, recapitalization or other changes in the corporate structure of the Company. Such stock prices reflect performance-based goals of approximately 5x to 13x increases in our stock price based on the $21.72 exercise price at the time of grant in January 2021.

Achievement of the stock price goals will be assessed on each of three assessment dates: the sixth, eighth and nine-year and sixth month anniversaries of the grant date.

The options each have a ten-year term and generally become exercisable as they vest. The options are also subject to certain forfeiture and accelerated vesting provisions with respect to all or a portion of the award in the event of a change of control, the definition of which does not include a public offering, termination of service to the Company and change in title from Chief Executive Officer to Executive Chairman or any other C-level title.

2021 Equity Awards to our Chief Growth Officer

In August 2021, we granted Mr. Behl an option to purchase 240,000 shares of our Class A common stock pursuant to the 2015 Plan with an exercise price per share of $32.02, which was determined by our board of directors to equal the fair market value of our Class A common stock on the date of grant. The option vests as to 25% of the shares subject to the option on each of the first four anniversaries of the date of grant, subject to continued employment. The option, to the extent vested, will become exercisable upon the completion of this offering or, if earlier, upon another event under the definition of Change in Control (as defined in the 2015 Plan).

On October 30, 2021, in order to avoid adverse tax consequences to Mr. Behl, we increased the exercise price per share of Mr. Behl’s August 2021 option to $38.86 per share and granted Mr. Behl 20,000 RSUs pursuant to our 2015 Plan. The RSUs are subject to a four-year time-based vesting schedule, with 1/16th of the RSUs vesting on each quarterly anniversary of November 15, 2021, subject to the occurrence of the six-month anniversary of our initial public offering and to Mr. Behl’s continued employment.

Other Compensation and Benefits

Health and Welfare Benefits and Retirement Savings

All of our NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We pay the premiums for the life, disability, and accidental death and dismemberment insurance for all of our employees, including our NEOs.

U.S. full-time employees qualify for participation in our 401(k) plan, which is intended to qualify as a tax-qualified defined contribution plan under the Code. Our 401(k) plan provides for an employer matching contribution equal to 50% of the first four percent of eligible compensation (up to the applicable limits under the Code) contributed to the plan by an employee, including an NEO.

Perquisites and Other Personal Benefits

We provide our NEOs perquisites and other personal benefits when we determine that the perquisites or personal benefits will act to incentivize our NEOs.

Our NEOs are allowed to bring family members on chartered aircraft when there are otherwise open seats, but there was no incremental cost to us in 2020 as a result of any such family members. We may also provide certain relocation benefits and/or reimbursements for our NEOs in connection with their relocation to one of our offices, but there were no such relocation payments made in 2020. In addition, beginning in 2021, one or more of our NEOs may participate in our R1T and/or R1S Employee Early Adopter Program. Under these programs, for which all U.S.-based full-time employees were or are expected to be invited to participate, we provide the employees, including our NEOs, an opportunity to purchase early production R1T Launch Edition and R1S Launch Edition vehicles and pay a cash subsidy for those who participate.

Under the terms of Dr. Scaringe’s employment agreement with us entered into in connection with this offering, we will provide him and his immediate family members with reasonable security detail services and monitoring while he serves as our Chief Executive Officer and for as long after his service as our compensation committee determines is reasonably necessary. The employment agreement also provides that we will pay or reimburse Dr. Scaringe for the reasonable costs to maintain benefits provided under one or more concierge medical services arrangements (including the cost of an annual physical) selected by him. The terms of Dr. Scaringe’s employment agreement are described in more detail in the section titled “Employment Arrangements with our NEOs” below.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by each NEO as of December 31, 2020.

				Option Awards
Name	Vesting Commencement Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date

Robert J. Scaringe	2/14/2019	(3)	—	8,699,550		2.63	3/15/2029
		(4)	—		1,000,000	3.36	7/8/2029

Ryan Green	2/5/2018		—	175,000		4.85	10/19/2028
	7/8/2019		—	75,000		3.36	7/8/2029
	5/6/2020		—	75,000		5.26	5/6/2027

Jiten Behl		(5)	—	125,000		2.85	6/20/2026
	3/18/2017		—	37,500		2.85	4/25/2027
		(5)	—	12,500		2.85	8/4/2027
	10/8/2017		—	25,000		2.85	10/9/2027
	7/8/2019		—	250,000		3.36	7/8/2029
		(4)			250,000	3.36	7/8/2029
	12/16/2020		—	125,000		7.68	12/16/2027

(1)

Option awards were granted under the 2015 Plan. Unless otherwise noted below, 25% of the option vests on each of the first four anniversaries of the vesting commencement date, subject in each case to the NEO’s continued employment through such date.

(2)

As of December 31, 2020, none of our options were exercisable. Our options, to the extent vested (as described further above and below), will become exercisable upon the completion of this offering or, if earlier, another Change in Control.

(3)	12.5% of the option vests on each 6-month anniversary from the vesting commencement date, subject to Dr. Scaringe’s continued employment with us through the applicable vesting date.
(4)	100% of the option will vest upon the completion of our 5,000th production vehicle, subject to the NEO’s continued employment through such date.
(5)	Option fully vested as of December 31, 2020.

Employment Arrangements with Our NEOs

We have entered into employment agreements with Dr. Scaringe and Messrs. Behl and Green, setting forth the terms and conditions of each NEO’s at-will employment with us, including initial base salary, target bonus opportunity, standard employee benefits eligibility, certain severance provisions described below and, with respect to Dr. Scaringe, certain perquisites and personal benefits described above. In January 2021, we entered into a transition and release agreement with Mr. Green, which provided the terms and conditions of his transition services as our Senior Vice President and Corporate Controller between January 19, 2021 and May 20, 2021, the date he resigned his employment with us. In connection with this offering, we entered into new employment arrangements with Dr. Scaringe and Mr. Behl, which superseded their prior agreements.

Robert J. Scaringe

Prior CEO Employment Agreement

We entered into an employment agreement with Dr. Scaringe in 2015, which was subsequently amended in 2017, providing for his employment as our Chief Executive Officer. The employment agreement provided that in the event of Dr. Scaringe’s termination of employment due to death or disability, Dr. Scaringe would be entitled to receive: (i) continued payment of his base salary through the end of the third consecutive month following his termination and a pro-rated annual bonus based on the bonus most recently paid or becoming payable to him and (ii) continued provision of any health, dental or vision benefits to his eligible dependents for one year following the date of termination, or in the discretion of the Company, an amount equal to the cost of continued coverage for one year under COBRA. In addition, the employment agreement provided that in the event of Dr. Scaringe’s termination of employment by us without Cause (as defined in the agreement), his resignation for Good Reason (as defined in the employment agreement) or our failure to make an offer of renewal for a term of at least one year on terms at least as favorable as his then-current terms of employment within four months prior to the expiration of the employment agreement, then, subject to Dr. Scaringe’s execution of a release of claims, Dr. Scaringe would be entitled to receive: (i) a lump sum payment equal to his annual base salary; (ii) an annual bonus for the year of termination based on actual achievement and prorated to reflect his partial year of service; and (iii) continuation of health, medical, dental and vision benefits for him and his eligible dependents for one year following the date of termination, or in the discretion of the Company, an amount equal to the cost of continued coverage for one year under COBRA.

New CEO Employment Agreement

In connection with this offering, we entered into a new employment agreement with Dr. Scaringe, pursuant to which he will continue to serve as our Chief Executive Officer. The new employment agreement has an initial term of three years from the effective date of the agreement, and will automatically renew for successive one-year terms unless either party provides notice of termination of Dr. Scaringe’s employment no later than 90 days’ before the expiration of the initial or extended term, as applicable. Dr. Scaringe will receive pay and benefits in lieu of the notice period if our board approves a waiver of the 90-day notice requirement.

The new employment agreement provides that in the event of Dr. Scaringe’s termination of employment due to death or disability, Dr. Scaringe will be entitled to receive: (i) continued payment of his base salary through the end of the 12th consecutive month following his termination and a pro-rated annual bonus based on the bonus most recently paid or becoming payable to him and (ii) continued provision of any health, dental or vision benefits to his eligible dependents for one year following the date of termination, or in the discretion of the Company, an amount equal to the cost of continued coverage for one year under COBRA.

In addition, the new employment agreement provides that in the event of Dr. Scaringe’s termination of employment by us without Cause (as defined in the agreement) or his resignation for Good Reason (as defined in the agreement), in either case, other than during the Change in Control Period (as defined below), or due to our failure to renew the initial term or an extended term of the employment agreement, as applicable, then, subject to Dr. Scaringe’s execution of a release of claims and his continued compliance with the restrictive covenants and confidentiality obligations set forth in the employment agreement, Dr. Scaringe will be entitled to receive:

•	continued base salary for a period of 12 months after his termination;

•

a pro-rated annual bonus (based on the number of days he was employed during the calendar year of his termination) using the greater of his target annual bonus amount or the annual bonus he would have earned had he remained employed with us through the end of the calendar year; and

•	a lump sum payment equal to the amount the Company would have otherwise contributed towards his group health plan premiums as an active employee for a 12-month period.

In the event of Dr. Scaringe’s termination of employment by us without Cause or his resignation for Good Reason, in either case, during the period beginning three months prior to a Change in Control (as defined in the 2021 Plan) and ending 12 months after a Change in Control (such period, the “Change in

Control Period”), then, subject to Dr. Scaringe’s execution of a release of claims and his continued compliance with the restrictive covenants and confidentiality obligations set forth in the employment agreement, Dr. Scaringe will be entitled to receive:

•	a lump sum cash payment equal to 12 months of his annual base salary;

•

a pro-rated annual bonus (based on the number of days he was employed during the calendar year of his termination) using the greater of his target annual bonus amount or the annual bonus he would have earned had he remained employed with us through the end of the calendar year;

•	a lump sum payment equal to the amount the Company would have otherwise contributed towards his group health plan premiums as an active employee for a 12-month period; and

•

full, accelerated vesting and exercisability, if applicable, of each of his then-outstanding and unvested equity awards, excluding the option granted to him in January 2021 and any awards that vest in whole or in part based on the attainment of performance-vesting conditions.

Ryan Green

We entered into an employment agreement with Mr. Green in 2018, pursuant to which he served as our Chief Financial Officer through January 19, 2021. The employment agreement provides that in the event of Mr. Green’s termination of employment by the Company without Cause (as defined in the agreement) or his resignation for Good Reason (as defined in the employment agreement), Mr. Green will be entitled to receive continued base salary and benefits (or the cash amount paid by the Company in respect thereof) for a period of six months from the date of termination.

On March 2, 2021, we entered into a transition and release agreement with Mr. Green that provided the terms and conditions for his transition services as our Senior Vice President and Corporate Controller effective as of January 19, 2021 and ending May 20, 2021, the date he resigned his employment with us. During the period of his continued service as our Senior Vice President and Corporate Controller, Mr. Green continued to receive his annual base salary of $325,000 and was eligible for continued benefits. In exchange for a general release of claims against us set forth in a separation and release agreement that was delivered after his resignation, and in accordance with the transition and release agreement, Mr. Green is entitled to continued base salary for a period of 26 weeks following his resignation and compensation equivalent to the gross amount of six months of the Company’s portion of health benefits, payable in installments over 26 weeks following his termination.

Jiten Behl

Prior CGO Employment Agreement

We entered into an employment agreement with Mr. Behl in 2018, providing for his employment as our Chief Growth Officer. The employment agreement provided that in the event we terminated Mr. Behl’s employment without Cause (as defined in the agreement) or his resignation for Good Reason (as defined in the agreement), then, subject to Mr. Behl’s execution of a release of claims, Mr. Behl would be entitled to receive cash severance in an amount equal to nine months of his annual base salary, payable in installments in accordance with our normal payroll practices.

New CGO Employment Agreement

In connection with this offering, we entered into a new employment agreement with Mr. Behl, pursuant to which he will continue to serve as our Chief Growth Officer. The new employment agreement provides that in the event we terminate Mr. Behl’s employment without Cause (as defined in the employment agreement) or he resigns for Good Reason (as defined in the employment agreement), then, subject to Mr. Behl’s execution of a release of claims and his continued compliance with the restrictive covenants and confidentiality obligations set forth in the employment agreement, Mr. Behl will be entitled to receive:

•

continued base salary for a period of 12 months after his termination or, in the event such termination occurs within 12 months after or three months before a Change in Control (as defined in the 2021 Plan) (such termination, a “Change in Control Termination”), a lump sum cash payment equal to 12 months of his annual base salary;

•

a pro-rated portion (based on the number of days he was employed during the calendar year of his termination) of the annual bonus he would have earned had he remained employed with us through the end of the calendar year;

•	a lump sum payment equal to the amount the Company would have otherwise contributed towards his group health plan premiums as an active employee for a 12-month period; and

•

in the event of a Change in Control Termination, full, accelerated vesting and exercisability, if applicable, of all then-outstanding and unvested equity awards, excluding awards that vest in whole or in part based on the attainment of performance-vesting conditions.

Incentive Compensation Plans

The following summarizes the material terms of the 2021 Plan, and the 2021 ESPP, which will be the long-term incentive compensation plans in which our directors and employees (including our NEOs) are eligible to participate following the consummation of this offering, and the 2015 Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and employees (including our NEOs). On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under the 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under the 2021 Plan, we will cease granting awards under the 2015 Plan.

2021 Incentive Award Plan

We adopted the 2021 Plan to become effective on the date immediately prior to the date our registration statement of which this prospectus forms a part became effective. The principal purpose of the 2021 Plan is to attract, retain and motivate select employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan are summarized below.

Share Reserve

Under the 2021 Plan, 98,242,632 shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, SARs, restricted stock awards, RSUs, performance bonus awards, performance stock unit awards, dividend equivalents or other stock- or cash-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by awards outstanding under the 2015 Plan (“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase beginning on January 1, 2022 and ending January 1, 2031, equal to the lesser of (A) 5% of the shares of all series of our common stock outstanding on the last day of the immediately preceding year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 730,000,000 shares of stock may be issued upon the exercise of incentive stock options (“ISOs”).

The following counting provisions will be in effect for the share reserve under the 2021 Plan:

•

to the extent that an award (including a Prior Plan Award) expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased or canceled, in any case, in a manner that results in the Company acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2021 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or a Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;

•

to the extent shares subject to stock appreciation rights (“SARs”) are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2021 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and

•

shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $1,000,000.

Administration

The compensation committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. The board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3 under the Exchange Act (“Rule 16b-3”), is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3. The 2021 Plan provides that the board of directors or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or to officers or directors to whom authority to grant awards has been delegated.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to the administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan.

Eligibility

Awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of the Company or certain of the Company’s subsidiaries may be granted incentive stock options.

Awards

The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, performance bonus awards, performance stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our Class A common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Class A common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Class A common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

RSUs may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our Class A common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our Class A common stock, or in a combination of both, at the election of the administrator.

•

Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

•	Other Stock- or Cash-Based Awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock- or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock- or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an award subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Adjustments of Awards

The administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2021 Plan and outstanding awards.

Change in Control

In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan (other than any portion subject to performance-based vesting) will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Amendment and Termination

The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

2021 Employee Stock Purchase Plan

We adopted the 2021 ESPP effective on the date immediately prior to the date our registration statement of which this prospectus forms a part became effective. The 2021 ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at periodic intervals, with their accumulated payroll deductions. The 2021 ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms are summarized below.

Administration

Subject to the terms and conditions of the 2021 ESPP, our compensation committee will administer the 2021 ESPP. Our compensation committee can delegate administrative and other tasks under the 2021 ESPP to the services of an agent and/or employees to assist in the administration of the 2021 ESPP. The administrator will have the discretionary authority to administer and interpret the 2021 ESPP. Interpretations and constructions of the administrator of any provision of the 2021 ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the administrator.

Share Reserve

The maximum number of our shares of our Class A common stock which will be authorized for sale under the 2021 ESPP is equal to the sum of (i) 22,057,535 shares of Class A common stock and (ii) an annual increase on the first day of each year beginning on January 1, 2022 and ending on January 1, 2031, equal to the lesser of (A) 1% of the aggregate number of shares of all classes of our common stock outstanding on the last day of the immediately preceding year and (B) such smaller number of shares of Class A common stock as determined by our board of directors; provided, however, no more than 185,000,000 shares of our Class A common stock may be issued under the 2021 ESPP. The shares reserved for issuance under the 2021 ESPP may be authorized but unissued shares or reacquired shares.

Eligibility

Employees eligible to participate in the 2021 ESPP for a given offering period generally include employees who have been employed by us or one of our subsidiaries for a specified period of time on or prior to the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work five months or less in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the 2021 ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the 2021 ESPP.

Participation

Employees will enroll under the 2021 ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions will be expressed as a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each purchase period and, under the Section 423 component, may not accrue the right to purchase shares of common stock at a rate that exceeds $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code). The administrator has the authority to change the per purchase period limitation for any subsequent offering period.

Offering

Under the 2021 ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of offering periods, which may be comprised of multiple purchase periods. The administrator may determine the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months.

The option purchase price will be the lower of 85% of the closing trading price per share of our Class A common stock on the first day of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last day of each purchase period.

Unless a participant has previously canceled his or her participation in the 2021 ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will receive a refund of the participant’s account balance in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any purchase period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the 2021 ESPP, and during a participant’s lifetime, options in the 2021 ESPP will be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale

In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the 2021 ESPP, the number and price of shares which any participant has elected to purchase under the 2021 ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the 2021 ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date.

Amendment and Termination

Our board of directors may amend, suspend or terminate the 2021 ESPP at any time. However, the board of directors may not amend the 2021 ESPP without obtaining stockholder approval within twelve months before or after such amendment to the extent required by applicable laws.

2015 Long-Term Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2015 Plan effective as of April 1, 2015. The 2015 Plan has subsequently been amended on multiple occasions, including to increase the number of shares issuable thereunder. The 2015 Plan provides for the grant of ISOs, NSOs, SARs, RSUs, stock awards and other stock-based awards. As of June 30, 2021, options to purchase 66,754,294 shares of our Class A common stock at a weighted-average exercise price per share of $11.68 and 22,534,308 shares of our Class A common stock subject to RSUs remained outstanding under the 2015 Plan of which 8,338,308 RSUs will vest 180 days after this offering. Following this offering and in connection with the effectiveness of the 2021 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration

Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2015 Plan and the awards granted under it. The administrator’s authority includes the authority to select the service providers to whom awards will be granted under the 2015 Plan, the number of shares to be subject to those awards under the 2015 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2015 Plan and to adopt rules for the administration, interpretation and application of the 2015 Plan.

Awards

The 2015 Plan provides that the administrator may grant options, including ISOs and NSOs, SARs, RSUs, stock awards and other stock-based awards to certain employees, consultants and directors of the Company and its affiliates; provided that only employees of the Company and certain subsidiaries may be granted ISOs.

•

Stock Options. The 2015 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. Each option will be governed by an option agreement. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our Class A common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our Class A common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our Class A common stock on the date of grant.

•

Stock Appreciation Rights. The 2015 Plan provides for the grant of SARs. Each SAR will be governed by a stock appreciation right agreement. The exercise price of SARs may not be less than 100% of the fair market value per share of our Class A common stock on the date of grant.

•

Stock Units. The 2015 Plan provides that we may issue stock units, including RSUs. Stock units will be governed by a restricted stock unit award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Stock underlying RSUs will not be issued until the restricted stock units have vested, and recipients of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

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Stock Awards. The 2015 Plan provides for the grant of stock awards, including restricted stock awards. Each stock award will be governed by a restricted stock award agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Other Stock-Based Awards. The 2015 Plan provides for the grant of other equity-based or equity-related awards not otherwise described above, which may be paid in stock or cash.

Unless otherwise provided in an award agreement, in the event of a participant’s termination of service due to death or disability, stock unit awards, stock awards and other stock-based awards will be subject to pro-rata acceleration based on the number of months of the vesting period elapsed at the end of the month in which the termination occurs.

Adjustments of Awards

In the event of a stock dividend, stock split, reverse stock split, share combination, recapitalization, merger, consolidation, spin-off, reorganization or similar event, the administrator or the board of directors will make such substitutions or adjustments as it deems appropriate and equitable to the number and kind of shares available for issuance under the 2015 Plan and the number, kind and exercise price per share of outstanding awards.

Change in Control

In the event of a change in control, the administrator may make such adjustments or settlements of outstanding awards as it deems appropriate and consistent with the 2015 Plan’s purposes, including the acceleration of vesting. In the absence of any provision in the applicable award agreement or any determination by the administrator, the administrator will have the discretion to provide for one or more of the following: the acceleration of awards; the termination or cash-out of options or SARs; or the assumption or substitution of outstanding awards.

Amendment and Termination

Our board of directors may amend or terminate the 2015 Plan at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2015 Plan shall be subject to the approval of our stockholders to the extent required by applicable law. Following this offering and in connection with the effectiveness of the 2021 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Series A, Series B, Series C, Series D, Series E and Series F Financings

Series A. In February 2019, we issued and sold to NV Holdings and Global Oryx Company Limited (“Global Oryx”) in a private placement an aggregate of 117,527,250 shares of Series A preferred stock, at a purchase price of $5.1052 per share, for aggregate consideration of approximately $600 million.

Series B. In May 2019, we issued and sold to Ford in a private placement an aggregate of 65,904,000 shares of Series B preferred stock, at a purchase price of $7.5868 per share, for aggregate consideration of approximately $500 million.

Series C. In September 2019, we issued and sold to Cox in a private placement an aggregate of 38,508,100 shares of Series C preferred stock, at a purchase price of $9.0890 per share, for aggregate consideration of approximately $350 million.

Series D. In December 2019, we issued and sold to investors in a private placement an aggregate of 120,997,772 shares of Series D preferred stock, at a purchase price of $10.7440 per share, for aggregate consideration of approximately $1.3 billion.

Series E. In July 2020, we issued and sold to investors in a private placement an aggregate of 161,394,452 shares of Series E preferred stock, at a purchase price of $15.49 per share, for aggregate consideration of approximately $2.5 billion.

Series F. In January 2021, we issued and sold to investors in a private placement an aggregate of 71,913,170 shares of Series F preferred stock, at a purchase price of $36.85 per share, for aggregate consideration of approximately $2.7 billion.

The following table summarizes the participation in the foregoing transactions by our directors, executive officers and holders of more than 5% of our capital stock:

Participants(1)	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock(2)	Shares of Series E Preferred Stock(3)	Shares of Series F Preferred Stock	Aggregate Purchase Price

Amazon.com NV Investment Holdings LLC(4)	86,186,650			30,714,819	27,437,057	4,070,557	$1,345,000,139

Certain funds and accounts advised by T. Rowe Price Associates, Inc.				46,537,603	59,393,157	21,709,634	$2,220,000,021

Ford Motor Company		65,904,000		29,784,067			$820,000,483

Manheim Investments, Inc.(5)			38,508,100				$350,000,121

Global Oryx Company Limited	31,340,600						$160,000,031

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Of the 120,997,772 shares of Series D preferred stock sold to investors, 160,906 shares were subsequently repurchased by the Company at a purchase price of $10.7440 per share.
(3)	Of the 161,394,452 shares of Series E preferred stock sold to investors, 219,328 shares were subsequently repurchased by the Company at a purchase price of $15.49 per share.
(4)	Peter Krawiec, a member of our board of directors, is Senior Vice President of Worldwide Corporate and Business Development of Amazon.com, Inc.
(5)	Sanford Schwartz, a member of our board of directors, is Chief Executive Officer of the Cox Family Office, an affiliate of Manheim Investments, Inc.

Common Stock Financings

In December 2020, January 2021, April 2021, May 2021, and August 2021, we issued and sold to certain current and former members of our board of directors in private placements an aggregate of 836,725 shares of common stock, at purchase prices of $7.68, $21.72, $30.66, $30.66 and $32.09, respectively, for aggregate consideration of approximately $8.6 million. The following table summarizes the participation in the foregoing transactions by our directors:

Participants(1)	Common Stock	Purchase Price Per Share	Aggregate Purchase Price

Karen Boone	130,209	$7.68	$1,000,005

Hassan Jameel	130,209	$7.68	$1,000,005

Sidhesh Kaul	130,209	$7.68	$1,000,005

John Shook	130,209	$7.68	$1,000,005

Antony Sheriff	110,678	$7.68	$850,007

Sanford Schwartz	97,657	$7.68	$750,005

Peter Krawiec	34,531	$21.72	$750,013

Rose Marcario	32,616	$30.66	$1,000,007

Jay Flatley	32,616	$30.66	$1,000,007

Pamela Thomas-Graham	7,791	$32.09	$250,013

(1)

Additional details regarding our directors and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.” Messrs. Shook, Sheriff, Jameel and Kaul are former members of our board of directors.

Investors’ Rights Agreement

In January 2021, we entered into a Fifth Amended and Restated Investors’ Rights Agreement (the “IRA”) with certain investors, including Cox, certain funds and accounts advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”), Ford, Global Oryx and NV Holdings, each of which currently holds more than 5% of our capital stock. Robert J. Scaringe, our Chief Executive Officer, Sanford Schwartz, Rose Marcario, Karen Boone, Jay Flatley, Pamela Thomas-Graham and Peter Krawiec, members of our board of directors, John Shook and Antony Sheriff, former members of our board of directors, and/or certain entities affiliated with them are also parties to the IRA. The IRA imposes certain affirmative obligations on us and also grants certain rights to holders, including certain registration rights with respect to the securities held by them, as well as certain information and observer rights. Certain provisions of the IRA, including the information and observer rights, will terminate in connection with this offering. See “Description of Capital Stock—Registration Rights” for additional information.

Voting Agreement

In January 2021, we entered into the Voting Agreement with certain investors, including Cox, T. Rowe Price, Ford, Global Oryx and NV Holdings, each of which currently holds more than 5% of our capital stock. Robert J. Scaringe, our Chief Executive Officer, Sanford Schwartz, Rose Marcario, Karen Boone, Jay Flatley, Pamela Thomas-Graham and Peter Krawiec, members of our board of directors, John Shook and Antony Sheriff, former members of our board of directors, and/or certain entities affiliated with them are also parties to the Voting Agreement. Under the Voting Agreement, certain holders of our capital stock have agreed as to the manner in which they would vote their shares on certain matters, including with respect to the election or designation of members of our board of directors. In connection with this offering, the Voting Agreement will terminate and as a result, following this offering, none of our stockholders will have any contractual rights to elect or designate members of our board of directors.

Right of First Refusal and Co-Sale Agreement

In January 2021, we entered into a Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement”) with certain investors, including Cox, T. Rowe Price, Ford, Global Oryx and NV Holdings, each of which currently holds more than 5% of our capital stock. Robert J. Scaringe, our Founder and Chief Executive Officer, Sanford Schwartz, Rose Marcario, Karen Boone, Jay Flatley, Pamela Thomas-Graham and Peter Krawiec, members of our board of directors, John Shook and Antony Sheriff, former members of our board of directors, and/or certain entities affiliated with them are also parties to the ROFR Agreement. Under the ROFR Agreement, we or our assignees have a right to purchase shares of our capital stock which holders of our capital stock proposed to sell to other parties. In connection with this offering, the ROFR Agreement will terminate and as a result, following this offering we will not have the right to purchase shares of our capital stock that our stockholders propose to sell to third parties.

Nomination Agreement

In October 2021, we entered into the Nomination Agreement with Amazon pursuant to which we agreed, subject to certain exceptions, to nominate and use our reasonable best efforts (which shall include the inclusion in any proxy statement used for the solicitation of a stockholder vote the recommendation of our board of directors that the stockholders vote in favor of the slate of directors) to cause the election to our board of directors for a three-year term a slate of Class I directors that includes Peter Krawiec, or such other designee identified by Amazon in accordance with the terms of the Nomination Agreement, at the first annual meeting of our stockholders following this offering. Notwithstanding the foregoing, the Nomination Agreement does not require any shareholder to vote in a manner that ensures the election of Amazon’s director nominee.

The Nomination Agreement provides that Amazon shall withdraw the designation of its nominee upon the board of directors’ reasonable determination that certain conditions are met, including (i) that the appointment of such nominee would cause us not to be in compliance with applicable law, (ii) such nominee is prohibited from serving on the board of a public company pursuant to a relevant order, decree or judgment, (iii) such nominee is a director, officer, employee, holder of 1% or more of the equity securities, or an affiliate of a competitor the Company, and (iv) such nominee is not reasonably acceptable to a majority of the independent members of our board of directors (excluding Peter Krawiec or other Amazon designee serving on our board of directors).

The Nomination Agreement will terminate in accordance with its terms upon the earlier to occur of (i) our and Amazon’s written agreement to terminate the Nomination Agreement and (ii) 11:59 p.m. Seattle time on the date of the first annual meeting of our stockholders (subject to extension for any adjournments or postponements thereof).

2021 Convertible Notes Financing

In July 2021, we issued unsecured 2021 Convertible Notes to certain investors in aggregate principal amount of $2.5 billion. The 2021 Convertible Notes mature on July 23, 2026, and accrue interest quarterly at a rate of (i) zero percent (0%) from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022. Upon the closing of this offering, the 2021 Convertible Notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lesser of: (i) $71.03 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination, recapitalization or any other similar transaction) and (ii) the product of (x) the initial public offering price per share multiplied by (y) the applicable discount rate determined by reference to the time of conversion (0.85 until December 31, 2021). The following table summarizes the participation in the foregoing transaction by holders of more than 5% of our capital stock:

Participants(1)	Principal Amount of 2021 Convertible Notes

Amazon.com NV Investment Holdings LLC(2)	$490,000,000

Certain funds and accounts advised by T. Rowe Price Associates, Inc.	$400,000,000

Ford Motor Company	$415,000,000

Manheim Investments, Inc.(3)	$50,000,000

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Peter Krawiec, a member of our board of directors, is Senior Vice President of Worldwide Corporate and Business Development of Amazon.com, Inc., an affiliate of Amazon.com NV Investment Holdings LLC.
(3)	Sanford Schwartz, a member of our board of directors, is Chief Executive Officer of the Cox Family Office, an affiliate of Manheim Investments, Inc.

Senior Secured Floating Rate Notes

In October 2021, Rivian Holdings, LLC, Rivian, LLC and Rivian Automotive, LLC (collectively, the “2026 Note Issuers”) issued $1.25 billion aggregate principal amount of the 2026 Notes pursuant to the 2026 Notes Indenture between the 2026 Note Issuers, the Guarantors party thereto, and the Trustee and Collateral Agent. The 2026 Notes have a maturity of five years from the date of their original issuance. The 2026 Notes Indenture requires that the 2026 Note Issuers and their restricted subsidiaries, including the Guarantors, comply with a number of customary covenants (including restrictions on incurrence of indebtedness, liens, the making of restricted payments, and dispositions), in each case substantially similar to the corresponding covenants under the ABL Facility. In addition, the 2026 Notes Indenture contains a minimum liquidity covenant (but no other financial covenants) requiring the 2026 Note Issuers to maintain no less than $1.0 billion of liquidity, which liquidity covenant will fall away upon meeting a fixed charge coverage ratio of greater than 1.0 to 1.0 for two consecutive fiscal quarters. See “Description of Certain Indebtedness” for more information regarding the 2026 Notes. Certain funds and accounts advised by T. Rowe Price Associates, Inc. purchased $285 million aggregate principal amount of 2026 Notes in the private placement. T. Rowe Price Associates, Inc. also advises funds and accounts that, collectively, hold more than 5% of our capital stock.

Transactions with Global Oryx Company Limited and its Affiliates

Term Facility Agreement Guarantee and Warrants

In April 2018, we entered into a Term Facility Agreement, as subsequently amended (the “Term Facility Agreement”), with Standard Chartered Bank (“SCB”), initially providing for a $200 million term loan facility, pursuant to which Abdul Latif Jameel International Company Limited (“ALJICL”), an affiliate of Global Oryx which currently holds more than 5% of our capital stock, granted a guarantee in favor of SCB in respect of our obligations thereunder.

In April 2018, in connection with the Term Facility Agreement, we entered into a warrant issuance agreement, as subsequently amended (the “Warrant Agreement”), with ALJICL, pursuant to which we agreed to issue certain warrants to purchase common stock on the date thereof and on each anniversary thereafter until the earliest of (i) the termination of the Term Facility Agreement, (ii) the expiration of the period ending 360 days following the date of the Term Facility Agreement if no loans are then outstanding, or the date on which no loans are outstanding thereafter, and (iii) breaches or defaults under the Term Facility Agreement by ALJICL.

Pursuant to the Warrant Agreement, between May 2018 and May 2020, we issued warrants to purchase an aggregate of 7,519,482 shares of our common stock at an exercise price of $5.7248 per share to ALJICL, which were subsequently assigned to its affiliate, Global Oryx. The warrants have a cashless exercise provision pursuant to which Global Oryx may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrants after deduction of the aggregate exercise price. The warrants also provide for adjustments in the event of specified stock splits and reclassifications. The warrants provide for termination upon the earliest of (i) ten years from the date of issuance and (ii) breaches or defaults under the Term Facility Agreement by ALJICL.

In February 2021, we terminated the Term Facility Agreement and repaid all outstanding principal and interest thereunder in full.

2018 Convertible Promissory Notes

In November 2018, we entered into a convertible note purchase agreement (the “Note Purchase Agreement”) with Global Oryx, pursuant to which Global Oryx agreed to purchase, and we agreed to issue, convertible promissory notes (the “2018 Convertible Notes”), for an aggregate principal amount of $100 million. Under the Note Purchase Agreement, the 2018 Convertible Notes were payable in full or convertible into shares of common stock by or before March 31, 2020. In February 2019, the 2018 Convertible Notes were converted into an aggregate of 24,650,550 shares of common stock as payment in full of all outstanding principal and interest due thereunder.

Transactions with Amazon.com NV Investment Holdings LLC and its Affiliates

EDV Agreement

In February 2019, we entered into a commercial letter agreement with Amazon and in September 2019, we entered into a related framework agreement with Logistics. Amazon is the parent company of both Logistics and NV Holdings. We refer to these agreements, together with any work orders, purchase orders, related agreements and amendments thereunder or thereto, collectively, as the “EDV Agreement.” Under the EDV Agreement, we and Logistics have agreed to collaborate to design, develop, manufacture and supply to Logistics EDVs and/or certain component parts and related services for use in Amazon’s last mile delivery operations. We also have agreed under the EDV Agreement that until the fourth anniversary of the Initial Delivery Date, whether or not Logistics purchases any EDVs from us, we will exclusively provide last mile delivery vehicles to Logistics, and from the fourth anniversary to the sixth anniversary of the Initial Delivery Date, Logistics will have a right of first refusal to purchase any last mile delivery vehicles that we produce. The EDV Agreement does not restrict Logistics from developing vehicles or collaborating with, or purchasing similar vehicles from, third parties. We have developed a limited number of prototype EDVs, which are currently being tested by Logistics and us in operational scenarios as part of a joint research and development effort to ensure functionality and suitability for the EDVs’ designed purpose. Each party generally retains ownership of its respective technology (including inventions, know-how and designs) and intellectual property rights (including patents, copyrights and trade secrets) if not developed in connection with the performance of services under a work order, the terms of which shall otherwise govern.

Given the lead time necessary for the production of vehicles, the EDV Agreement contemplates Logistics’ provision to us of longer-term order forecasts and medium-term order plans for planning purposes, all of which are non-binding and subject to amendment or modification. Thereafter, the EDV Agreement provides that Logistics will regularly update its forecast to specify actual product quantities desired, including the specific product mix. In response, we will then provide Logistics with a price quote for the specific quantities and product types requested (excluding final delivery costs) in accordance with the pricing parameters set forth in the EDV Agreement, at which point Logistics, or its affiliated approved purchaser, will issue a purchase order to us for specific quantities and product types. Products to be delivered under the EDV Agreement include EDVs (full vehicles including the top hat and RCV platform), skateboards (the RCV platform without the top hat), and spare parts.

The EDV Agreement does not contain a minimum order quantity or minimum purchase requirements. Additionally, forecasts, order plans, and purchase orders are subject to modification or cancellation upon notice, as set forth in the EDV Agreement. However, in the event that Logistics terminates the EDV Agreement prior to the purchase of a minimum threshold of an aggregate of 100,000 EDVs or skateboards (except, for the avoidance of doubt, a termination for cause due to our material breach), or if we terminate the EDV Agreement due to Logistics’ failure to order an aggregate of at least 10,000 EDVs or skateboards in each of any two consecutive calendar years following the start of production, Logistics is required to reimburse us for our investment costs in accordance with a reimbursement formula set forth in the EDV Agreement, in addition to other applicable wind-down costs. In addition, we would no longer be bound by the exclusivity provisions set forth in the EDV Agreement with respect to the development, manufacture, and sale of skateboards to third-parties.

All EDVs delivered to Logistics will be covered by the bumper-to-bumper comprehensive Rivian warranty unless Logistics elects to opt out of warranty coverage. Pursuant to the EDV Agreement, the maintenance program for Logistics’ EDVs will include: (i) maintenance, repairs and components covered by the Rivian warranty; and (ii) the forward deployment of spare parts and other replacement parts covered by the Rivian warranty at locations near where any EDVs will be serviced under the Rivian warranty. In addition, if requested by Logistics, we will cooperate and provide reasonable support for the establishment of a maintenance program to provide EDV maintenance services not subject to coverage under the Rivian warranty. Pursuant to the EDV Agreement, we will ensure that custom spare parts for the EDVs delivered to Logistics are available for purchase for at least ten years following the model year of such EDV. We will also provide training to Logistics no more than once quarterly on how to safely and efficiently operate the EDVs (including driving and using digital systems) and perform basic daily and routine maintenance.

The EDV Agreement (excluding any work order or purchase order as a part thereof) has a one-year initial term that automatically renews for additional one-year periods unless earlier terminated. If at any time all work orders or purchase orders have been completed or terminated in accordance with their terms and the terms of the EDV Agreement, either party may terminate the EDV Agreement for convenience upon 90 days’ written notice. In addition, either party may terminate the EDV Agreement (excluding any work order or purchase order thereunder) if the other party materially breaches any term of the EDV Agreement and does not cure such breach after 60 days’ written notice. In addition, Logistics has the ability to cancel a purchase order or terminate the EDV Agreement upon the occurrence of certain service-related events, including in the event that cumulative scheduled maintenance costs, vehicle repair costs, and vehicle downtime exceed agreed upon thresholds set forth in the EDV Agreement.

Amazon Web Services Agreements

In 2016, we engaged Amazon Web Services, Inc. (“AWS”), an affiliate of NV Holdings which is a holder of more than 5% of our capital stock, for the supply of various cloud computing services, including, but not limited to, servers, managed database services, managed analytics, data storage, and networking (collectively, the “Cloud Services”). Each of the Cloud Services has its own fee and payment structure based on the applicable product purchased, but most are purchased on a consumption-based model. We agreed to minimum spend commitments as well as to reference AWS as Rivian Automotive, LLC’s “preferred cloud provider” in return for certain service discounts.

Warrants

In connection with the EDV Agreement, we issued to NV Holdings a warrant to purchase an aggregate of 3,723,050 shares of Series C preferred stock, at an exercise price of $9.089 per share. The warrant will continue in place and automatically convert into a warrant to purchase an equivalent number of shares of our Class A common stock upon the completion of this offering. The warrant has a cashless exercise provision pursuant to which NV Holdings may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also provides for adjustments in the event of specified stock dividends, stock splits, reorganizations and consolidations. The warrant may be exercised by NV Holdings in whole or in part at any time on or prior to September 16, 2029. See Note 11 “Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity” to our consolidated financial statements appearing elsewhere in this prospectus.

Transactions with Ford Motor Company and its affiliates

In April 2019, we engaged Troy Design and Manufacturing Co. (“TDM”), a wholly owned subsidiary of Ford which is a holder of more than 5% of our capital stock, for the development, production and supply of all prototype and pre-production “bodies in white” vehicles across the R1T, R1S, and EDV vehicle programs (collectively, “BIWs”). The Company’s purchase orders for BIWs are subject to the General Terms and Conditions of Production Purchase Mutually Agreed between Rivian Automotive, LLC and Troy Design and Manufacturing Co. dated February 19, 2021 (the “TDM GTCs”). As the Company advances to steady-state vehicle production, we expect to stamp and assemble our BIWs at the Normal Factory and, as such, discontinue our purchases from TDM. During the years ended December 31, 2019 and 2020, we recognized $8 million and $66 million, respectively, of expenses for the services pursuant to this agreement.

In addition, on April 16, 2021, TDM and the Company entered into a Production and Supply Agreement, subject to the TDM GTCs (collectively, the “TDM PSA”), pursuant to which TDM would serve as an ongoing supplier to the Company of certain vehicle components at specified prices by product, including related engineering work and tooling (collectively, the “TDM Components”) in connection with the R1 vehicle program. The TDM PSA does not include any minimum purchase requirements, but it does provide that we will purchase our requirements of the TDM Components exclusively from TDM for the life of the R1 vehicle program unless and until we terminate the TDM PSA in accordance with its terms. Under the terms of the TDM GTCs, Rivian may terminate the TDM PSA upon written notice to TDM for convenience or in the event of TDM’s default.

Transactions with Manheim Investments, Inc. and its affiliates

In November 2020, we entered into a Master Subscription Agreement, subsequently amended and restated in May 2021 as a Master Services Agreement, with Cox Automotive Corporate Services, LLC (“Cox Automotive”), an affiliate of Cox which is a holder of more than 5% of our capital stock, in respect of products and services to be offered by Cox Automotive and its affiliates in support of our consumer vehicle sales (the “Cox Automotive MSA”). Pursuant to various statements of work and work orders under the Cox Automotive MSA, Cox Automotive or its subsidiaries will provide products and services at prices agreed upon in such work orders related to title and registration, retail financial services, data services, and trade-in vehicle remarketing via Cox Automotive brands such as Dealertrack and Manheim.

Under the terms of the Consignment Services Statement of Work under the Cox Automotive MSA, dated May 7, 2021, with Manheim Remarketing, Inc., a subsidiary of Cox Automotive (the “Consignment SOW”), we have agreed to a market share commitment of a specified percentage of trade-in vehicles meeting certain characteristics in exchange for preferential pricing on the services related to these vehicles. The Consignment SOW has an initial term of three years following our commencement of R1 vehicle deliveries. We have the right to terminate the Consignment SOW, for any reason or no reason, after 40,000 vehicle transactions under the SOW.

Employment Agreements

We have entered into employment agreements with each of our executive officers. See “Executive Compensation—Employment Arrangements with Our NEOs” for a further discussion of these arrangements.

Founder Exchange Agreement

In order to effect the Common Stock Reclassification and Exchange, we intend to enter into an exchange agreement with an affiliate of our Founder and Chief Executive Officer, Robert J. Scaringe, pursuant to which an aggregate of 7,825,000 shares of Class A common stock held by such affiliate of our Founder and Chief Executive Officer will be exchanged into an equivalent number of shares of Class B common stock prior to the completion of this offering.

Director and Officer Indemnification and Insurance

Our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”

Directed Share Program

At our request, the underwriters have reserved up to 7.0% of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to (x) eligible customers who have standing preorders as of September 30, 2021, and prior to this offering either (i) have an active eligible preorder or (ii) have accepted delivery of their preordered vehicle, and (y) to persons who are directors, officers or employees, or who are otherwise associated with us and identified by our directors and officers. Any shares sold under the directed share program will not be subject to the terms of any lock-up agreement, except in the case of shares purchased by our officers or directors. See “Underwriting—Directed Share Program.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares of common stock as of September 30, 2021, as adjusted to reflect the sale of Class A common stock offered by us in this offering and assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each of our NEOs;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.

We have based percentage ownership of our common stock before this offering on 719,215,943 shares of our Class A common stock and 7,825,000 shares of our Class B common stock outstanding as of September 30, 2021, in each case after giving effect to the Transactions. The percentage ownership of our common stock after this offering also assumes the foregoing and the issuance and sale of 135,000,000 shares of Class A common stock by us in this offering, and does not include the exercise of the underwriters’ option to purchase 20,250,000 additional shares from us.

In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable, or would become exercisable or would vest based on service-based vesting conditions within 60 days of September 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The table below excludes any purchases that may be made in this offering, including pursuant to our directed share program described under “Underwriting—Directed Share Program.” Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Rivian Automotive, Inc., 14600 Myford Road, Irvine, California 92606.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering				% of Voting Power Before this Offering	Shares Beneficially Owned After the Offering				% of Voting Power After this Offering
	Class A		Class B			Class A		Class B
	Shares	%	Shares	%		Shares	%	Shares	%

5% Stockholders:

Amazon.com NV Investment Holdings LLC(1)	161,820,714	22.4%	—	—	20.2%	161,820,714	18.9%	—	—	17.3%

Certain funds and accounts advised by T. Rowe Price Associates, Inc.(2)	135,130,321	18.8%	—	—	16.9%	135,130,321	15.8%	—	—	14.5%

Global Oryx Company Limited(3)	113,934,082	15.7%	—	—	14.2%	113,934,082	13.3%	—	—	12.1%

Ford Motor Company(4)	103,893,702	14.4%	—	—	13.0%	103,893,702	12.2%	—	—	11.1%

Manheim Investments, Inc.(5)	39,496,731	5.5%	—	—	5.0%	39,496,731	4.6%	—	—	4.2%

Named Executive Officers and Directors:

Robert J. Scaringe(6)	9,779,842	1.3%	7,825,000	100%	11.0%	9,779,842	1.1%	7,825,000	100%	9.4%

Claire McDonough	—	*	—	—	*	—	*	—	—	*

Jiten Behl(7)	325,000	*	—	—	*	325,000	*	—	—	*

Karen Boone(8)	150,209	*	—	—	*	150,209	*	—	—	*

Sanford Schwartz(9)	97,657	*	—	—	*	97,657	*	—	—	*

Rose Marcario(10)	32,616	*	—	—	*	32,616	*	—	—	*

Peter Krawiec(11)	34,531	*	—	—	*	34,531	*	—	—	*

Jay Flatley(12)	32,616	*	—	—	*	32,616	*	—	—	*

Pamela Thomas-Graham(13)	7,791		—	—	*	7,791	*	—	—	*

All Executive Officers and Directors as a Group (9 individuals)(14):	10,460,262	1.4%	7,825,000	100%	11.0%	10,460,262	1.2%	7,825,000	100%	9.5%

*	Indicates beneficial ownership of less than 1%

(1)

Consists of (i) 148,409,083 shares of Class A common stock issuable upon the Preferred Conversion (ii) 3,723,050 shares of Class A common stock issuable upon the exercise of the outstanding Series C Warrant and (iii) 9,688,581 shares of Class A common stock issuable upon the Convertible Notes Conversion based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus). Amazon.com NV Investment Holdings LLC is a wholly-owned subsidiary of Amazon.com, Inc., whose address is 410 Terry Avenue North, Seattle, WA 98109. Peter Krawiec, a member of our board of directors, is Senior Vice President of Worldwide Corporate and Business Development at Amazon.com, Inc. and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by the entities affiliated with Amazon.com NV Investment Holdings LLC, but disclaims beneficial ownership of such shares.

(2)

Consists of (i) 127,221,275 shares of Class A common stock issuable upon the Preferred Conversion and (ii) 7,909,046 shares of Class A common stock issuable upon the Convertible Notes Conversion based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), in each case held by funds and accounts for which T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by such funds and accounts (with the exception of one advisory fund that retains its own voting authority). TRPA may be deemed to be the beneficial owner of the shares held by such funds and accounts; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. The address for these entities is 100 East Pratt Street, Baltimore, MD 21202.

(3)

Consists of (i) 106,414,600 shares of Class A common stock and (ii) 7,519,482 shares of Class A common stock issuable upon the exercise of the Global Oryx Warrants. Global Oryx Company Limited is a subsidiary of Global Oryx Group Holding Company Limited, whose registered address is 15, Esplanade, St. Helier, JE1 1RB, Jersey. Global Oryx Group Holding Company Limited is controlled by its board of directors, currently consisting of Sidhesh Kaul and Abdelwahab Mohamed Tawfik Abdulwahab, which holds ultimate voting and investment power over the shares held by Global Oryx Company Limited.

(4)

Consists of (i) 95,688,067 shares of Class A common stock issuable upon the Preferred Conversion and (ii) 8,205,635 shares of Class A common stock issuable upon the Convertible Notes Conversion based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus). Ford Motor Company exercises voting and dispositive power over such shares through its Board of Directors, currently consisting of 14 members. The address for Ford Motor Company is One American Road, Dearborn, MI 48126.

(5)

Consists of (i) 38,508,100 shares of Class A common stock issuable upon the Preferred Conversion and (ii) 988,631 shares of Class A common stock issuable upon the Convertible Notes Conversion based on an assumed initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus). The shares were acquired by Manheim Investments, Inc., a wholly-owned subsidiary of Cox Automotive, Inc., a wholly-owned subsidiary of Cox Enterprises, Inc. The address for each of these entities is 6205 Peachtree Dunwoody Road, Atlanta, GA 30328.

(6)

Consists of (i) 5,437,250 shares of Class A common stock subject to options that are exercisable within 60 days of September 30, 2021, (ii) 4,337,997 shares of Class A common stock held in a family trust issuable upon the Common Stock Reclassification and Exchange, (iii) 4,595 shares of Class A common stock held by a limited liability holding company issuable upon the Common Stock Reclassification and Exchange and (iv) 7,825,000 shares of Class B common stock held by a limited liability holding company issuable upon the Common Stock Reclassification and Exchange. Dr. Scaringe exercises sole voting and dispositive authority over all shares held by such limited liability company. Does not include an additional 31,403,561 shares of Class A common stock underlying options to purchase Class A common stock not otherwise exercisable within 60 days of September 30, 2021.

(7)	Consists of 325,000 shares of Class A common stock subject to options that are exercisable within 60 days of September 30, 2021 held by Mr. Behl.
(8)

Consists of (i) 209 shares of Class A common stock held by Ms. Boone, (ii) 65,000 shares of Class A common stock held by The Andrew J. Boone 2021 Grantor Retained Annuity Trust under Irrevocable Trust Agreement dated September 24, 2021, (iii) 65,000 shares of Class A common stock held by The Karen L. Boone 2021 Grantor Retained Annuity Trust under Irrevocable Trust Agreement dated September 24, 2021, and (iv) 20,000 shares of Class A common stock subject to options that are exercisable within 60 days of September 30, 2021, held by Ms. Boone.

(9)

Consists of 97,657 shares of Class A common stock held by Mr. Schwartz. Sanford Schwartz, a member of our board of directors, is Chief Executive Officer of the Cox Family Office, an affiliate of Manheim Investments, Inc.

(10)	Consists of 32,616 shares of Class A common stock held by Ms. Marcario.
(11)

Consists of 34,531 shares of Class A common stock held by Erin G. Krawiec 2019 Trust. Also consists of the shares identified in footnote (1) above. Mr. Krawiec is Senior Vice President of Worldwide Corporate and Business Development at Amazon.com, Inc. and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by the entities affiliated with Amazon.com NV Investment Holdings LLC, but disclaims beneficial ownership of such shares.

(12)	Consists of 32,616 shares of Class A common stock held by Mr. Flatley.
(13)	Consists of 7,791 shares of Class A common stock held by Ms. Thomas-Graham.
(14)

Consists of (i) 4,678,012 shares of Class A common stock, (ii) 5,782,250 shares of Class A common stock subject to options that are exercisable within 60 days of September 30, 2021, and (iii) 7,825,000 shares of Class B common stock issuable upon the Common Stock Reclassification and Exchange.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

General

Upon the completion of this offering, our authorized capital stock will consist of:

•	3,500,000,000 shares of Class A common stock, par value of $0.001 per share;

•	7,825,000 shares of Class B common stock, par value of $0.001 per share; and

•	10,000,000 shares of undesignated preferred stock, par value $0.001 per share.

As of June 30, 2021, assuming (i) the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering, and (ii) the Transactions, there were outstanding:

•	719,170,652 shares of our Class A common stock outstanding, held by 248 stockholders of record.

•	7,825,000 shares of our Class B common stock outstanding, held by one stockholder of record.

Common Stock

Upon the completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of each class of our common stock are identical, except with respect to voting and conversion rights.

Voting Rights

Each holder of our Class A common stock is entitled to one vote per share, and each holder of our Class B common stock is entitled to ten votes per share, on all matters submitted to a vote of the stockholders. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers further described in our amended and restated certificate of incorporation, including estate planning or charitable transfers where exclusive voting control with respect to the shares of Class B common stock is retained by our Founder and Chief Executive Officer and transfers to affiliates or certain other related entities of our Founder and Chief Executive Officer.

All outstanding shares of our Class B common stock will automatically convert into one share of Class A common stock at 5:00 p.m. New York City time on the earliest to occur of (1) a date fixed by our board of directors that is not less than 60 days nor more than 180 days following the death or disability of our Founder and Chief Executive Officer, (2) the five year anniversary of the date of the closing of this offering and (3) the date fixed by the board of directors of the Company that is no less than 61 days and no more than 180 days following the date that the number of outstanding shares of Class B common stock held by our Founder and Chief Executive Officer and certain permitted transferees represents less than 30% of the shares of Class B common stock held by an affiliate of our Founder and Chief Executive Officer immediately following this offering.

Once converted into Class A common stock, the Class B common stock may not be reissued.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of Class A common stock and Class B common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Following the completion of this offering, and pursuant to the provisions of our amended and restated certificate of incorporation that will be in effect thereafter, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2021, and after giving effect to the Transactions, there were outstanding warrants to purchase 7,519,482 shares of Class A common stock, which we refer to as the Global Oryx Warrants, and a warrant to purchase 3,723,050 shares of Class A common stock, which we refer to as the Series C Warrant. Upon the closing of this offering, the Global Oryx Warrants and Series C Warrant are expected to remain outstanding. The Series C Warrant, if outstanding upon the closing of this offering, shall become a warrant to purchase Class A common stock.

Convertible Promissory Notes

In July 2021, we issued the 2021 Convertible Notes to certain investors in aggregate principal amount of $2.5 billion. The 2021 Convertible Notes mature on July 23, 2026 and accrue interest quarterly at a rate of (i) zero percent (0%) from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022. Upon the closing of this offering, the 2021 Convertible Notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lesser of: (i) $71.03 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination, recapitalization or any other similar transaction) and (ii) the product of (x) the initial public offering price per share multiplied by (y) the applicable discount rate determined by reference to the time of conversion (0.85 until December 31, 2021). Assuming an initial public offering price of $59.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), the 2021 Convertible Notes will convert into into 49,431,537 shares of our Class A common stock upon the closing of this offering. Each $1.00 increase in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would decrease the Class A common stock issued in the Convertible Notes Conversion by 817,050 shares, and each $1.00 decrease in the assumed initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase the Class A common stock issued in the Convertible Notes Conversion by 844,983 shares.

Stock Options

As of June 30, 2021, and after giving effect to the Transactions, we had outstanding options to purchase an aggregate of 66,754,294 shares of our Class A common stock, with a weighted average- exercise price of $11.68 per share.

Restricted Stock Units

As of June 30, 2021, and after giving effect to the Transactions, 22,534,308 shares of Class A common stock were issuable upon the vesting and settlement of outstanding RSUs under the 2015 Plan.

Registration Rights

Following the completion of this offering, subject to the lock-up agreements entered into in connection with this offering, the holders of certain outstanding shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of our IRA and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The registration rights set forth in the IRA terminate upon the earlier to occur of (i) three years following the completion of this offering, (ii) a Deemed Liquidation Event (as defined in the IRA) and (iii) with respect to any particular stockholder, such time such stockholder is able to sell all of its Registrable Securities (as defined in the IRA), without restriction pursuant to Rule 144 or another similar exemption during any three-month period without registration. We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the holders of the shares registered for sale pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders not to exceed $50,000. However, we will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Upon the completion of this offering, the holders of up to 584,587,152 shares of our common stock (including holders of shares of our Class A common stock issuable upon the Convertible Notes Conversion based upon an assumed initial public offering price of $59.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and warrants to purchase 3,723,050 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 if we are eligible to file a registration statement on Form S-1 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $100 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement initiated by us.

Form S-3 Registration Rights

Upon the completion of this offering, the holders of up to 584,587,152 shares of our common stock (including holders of shares of our Class A common stock issuable upon the Convertible Notes Conversion based upon an assumed initial public offering price of $59.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and warrants to purchase 3,723,050 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $25 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement initiated by us.

Piggyback Registration Rights

Upon the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act in connection with the public offering of such Class A common stock, the holders of up to 708,416,805 shares of our common stock (including holders of shares of our Class A common stock issuable upon the Convertible Notes Conversion based upon an assumed initial public offering price of $59.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus), options to purchase 38,169,861 shares of common stock, and warrants to purchase 11,242,532 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related solely to a company stock plan, (ii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A common stock, or (iv) a registration in which the only Class A common stock being registered is Class A common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, contain provisions that could make the following actions and transactions, among others, more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual Class Stock

As described above in the subsection titled “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our Founder and Chief Executive Officer with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may only be called by an officer of our company pursuant to a resolution adopted by a majority of our board of directors then in office or the chairperson of our board of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that no action may be taken by our stockholders by written consent.

Requirements for Advance Notification of Stockholder Proposals and Nominations

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Classified Board; Election and Removal of Directors; Filling Vacancies

Effective upon the completion of this offering, our board of directors will be divided into three classes, divided as nearly as equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of the then outstanding capital stock will be able to elect all of our directors. Our amended and restated certificate of incorporation will provide for the removal of any of our directors only for cause and require a stockholder vote by the holders of a majority of the voting power of the then outstanding capital stock. For more information on the classified board, see the section titled “Management—Board Composition and Election of Directors—Classified Board of Directors.” Furthermore, our board of directors has the exclusive right to set the size of the board of directors, and any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies will be filled by the stockholders. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Forum Selection

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A)(i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Amendment of Amended and Restated Certificate of Incorporation Provisions

Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2/3% of the voting power of all of the then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the affirmative vote of holders of at least 80% of the shares of Class B common stock outstanding at the time of such vote, voting as a separate series, is required to amend or repeal, or adopt any provision of our amended and restated certificate of incorporation relating to the rights and preferences of our common stock.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royal Street, Canton, MA 02021.

Listing

We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “RIVN.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain of our indebtedness. The summary is qualified in its entirety by reference to the full text of the agreement governing the terms of such indebtedness, which is filed as an exhibit to the registration statement of which this prospectus is a part.

On May 20, 2021, Rivian Holdings, LLC, Rivian, LLC, and Rivian Automotive, LLC (collectively, the “Borrower”), entered into the ABL Facility. Borrowings under the ABL Facility are also to finance or refinance working capital and capital expenditures and for general corporate purposes.

ABL Facility

General

On May 20, 2021, the Borrower and certain of our subsidiaries, as guarantors, entered into the ABL Facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (in such capacities, the ABL Agent). The ABL Facility is scheduled to mature on May 20, 2025. There is no scheduled amortization under the ABL Facility.

The ABL Facility provides for revolving borrowings of up to $750 million subject to borrowing base availability. The borrowing base is equal to the sum (subject to certain reserves and adjustments) of (i) 90% of eligible credit card receivables, (ii) 85% of eligible accounts (other than eligible credit card receivables), (iii) the lesser of (x) 75% of eligible inventory valued at the lower of cost or market value determined on a first-in-first-out basis and (y) net orderly liquidation value of eligible inventory multiplied by 85%, (iv) prior to a fixed asset release event under the ABL Facility (“Fixed Asset Release Event”), the lesser of (x) 75% of eligible machinery and equipment valued at the lower of cost and market value and (y) the net orderly liquidation of eligible machinery and equipment plus (v) prior to the Fixed Asset Release Event, 50% of the fair market value of eligible real property plus (vi) 100% of eligible cash plus (vii) with respect to any acquired inventory and accounts that have not yet been appraised, the sum of (x) 65% of the book value of eligible accounts plus (y) 45% of eligible inventory, subject to certain caps, minus (viii) the then amount of all availability reserves. Subject to the borrowing base availability, the ABL Facility also includes a letter of credit subfacility of up to $300 million. Borrowings under the ABL Facility are subject to the satisfaction of customary conditions, including absence of default and accuracy of representations and warranties.

Interest

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (i) adjusted LIBOR plus the applicable rate or (ii) base rate (determined by reference to the highest of (a) the prime rate published by JPMorgan Chase Bank, N.A., (b) the federal funds effective rate plus 0.5% and (c) one-month LIBOR plus 1.00%) plus the applicable rate. The applicable rates under the ABL Facility are subject to step-ups and step-downs based on Rivian Holdings, LLC’s average daily availability for the immediately preceding fiscal quarter in accordance with the following schedule (with the interest rate through the first full fiscal quarter after September 30, 2021, set at Pricing Level I):

Pricing Level	Average Daily Availability	LIBOR Rate Loans	Base Rate

I	Greater than or equal to 66.67% of line cap	1.25%	0.25%

II	Less than 66.67% of line cap but greater than or equal to 33.33% of line cap	1.50%	0.50%

III	Less than 33.33% of line cap	1.75%	0.75%

Optional and Mandatory Prepayments; Cash Dominion

At our option, the ABL Facility may be prepaid at any time without a premium or penalty with notice to the ABL Agent. We may also terminate or permanently reduce the unused commitments under the ABL Facility, with notice to the ABL Agent. Such termination or reduction must be in a minimum aggregate amount of $25 million or in whole multiples of $5 million in excess thereof and no such reduction shall reduce the aggregate ABL Facility to less than $100 million. In addition, we are not permitted to terminate or reduce the commitments if such termination or reduction (and any concurrent prepayments) would cause the total outstanding amount to exceed the amount of the ABL Facility. To the extent the borrowings under the ABL Facility at any time exceed the lesser of (i) the revolving credit commitment in effect at such time and (ii) the borrowing base at such time, we are required to prepay the borrowings under the ABL Facility in the amount of such excess.

We will be required to sweep substantially all cash receipts from the sale of inventory, collection of receivables and dispositions of the ABL Collateral (defined below) into certain concentration accounts under the dominion and control of the administrative agent under the ABL Facility and all such cash will be used to repay outstanding borrowings under the ABL Facility (i) during the existence of certain specified events of default or (ii) when we fail to maintain availability of at least the greater of $52.5 million and 12.5% of the line cap for five consecutive business days.

Guarantee and Collateral

Obligations in respect of the ABL Facility are guaranteed by each of the Borrower’s material existing, newly acquired or created wholly-owned domestic restricted subsidiaries. Obligations under the ABL Facility, as well as obligations to the ABL Facility lenders and their affiliates under certain secured cash management agreements and secured hedge agreements, are secured by (i) a first priority lien on the Borrower’s and the guarantors’ accounts receivable, inventory, deposit accounts, securities accounts, payment intangibles that constitute credit card receivables, instruments, documents and chattel paper, books, records, proceeds and supporting obligations relating to the foregoing, or, collectively, the ABL Collateral, and (ii) the guarantors’ and their wholly-owned subsidiaries’ other assets, including capital stock (which will be limited, in the case of any foreign subsidiaries, to 65% of the voting stock and 100% of the non-voting stock of any first-tier foreign subsidiaries) and the Borrower’s and the guarantors’ intercompany debt (collectively, the “Fixed Assets”).

The “Fixed Asset Release Date” means the date on (i) no default or event of default is continuing, (ii) the ABL Agent shall have received updated appraisals and field examinations, (iii) availability under the ABL Facility shall be not less than 35% of the line cap after giving pro forma effect to such release, (iv) eligible cash shall comprise not more than 50% of the borrowing base and (v) the 45th day following the delivery of certain numbers of vans to Amazon and other vehicles to customers. Upon the occurrence of the Fixed Asset Release Date, the ABL Agent will release its liens on the Fixed Assets. However, if the Borrower incurs certain indebtedness that is secured by the Fixed Assets the Borrower will grant the ABL Agent a second priority security interest in the Fixed Assets.

Covenants and Other Matters

The ABL Facility requires that certain of our subsidiaries comply with a number of covenants, as well as certain financial tests. If the Borrower fails to maintain availability of at least the greater of $52.5 million and 12.5% of the line cap, the consolidated fixed charge coverage ratio of the most recently completed period of four consecutive fiscal quarters must be 1.00 to 1.00 or higher until the Borrower’s availability is at least the greater of $52.5 million and 12.5% of the line cap for 20 consecutive days. The covenants also limit, in certain circumstances, the Borrower’s ability to take a variety of actions, including:

•	pay dividends on, repurchase, or make distributions in respect of the Borrower’s capital stock or make other restricted payments;

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	create liens;

•	make investments, loans and advances;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Borrower’s assets;

•	enter into certain transactions with affiliates;

•	prepay certain junior indebtedness;

•	make certain changes to lines of business; and

•	designate subsidiaries as unrestricted subsidiaries.

The Borrower’s future compliance with its financial covenants and tests under the ABL Facility will depend on its ability to maintain sufficient liquidity, generate earnings and manage its assets effectively. The ABL Facility also has various non-financial covenants, both requiring the Borrower and the guarantors to refrain from taking certain future actions (as described above) and requiring the Borrower and the guarantors to take certain actions, such as keeping in good standing its corporate existence, maintaining insurance and providing the bank lending group with financial information on a timely basis. The ABL Facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any material guaranty or security document supporting the ABL Facility to be in full force and effect and change of control. If such an event of default occurs, the administrative agent under the ABL Facility would be entitled to take various actions, including the acceleration of amounts due under the ABL Facility and all actions permitted to be taken by a secured creditor.

Senior Secured Floating Rate Notes

General

On October 8, 2021, Rivian Holdings, LLC, Rivian, LLC, and Rivian Automotive, LLC (collectively, the “2026 Note Issuers”) issued $1.25 billion aggregate principal amount of senior secured floating rate notes due 2026 (the “2026 Notes”) pursuant to an indenture (the “2026 Notes Indenture”) between the 2026 Note Issuers, Rivian Insurance Services, LLC and Rivian Michigan, LLC as initial guarantors (together with such guarantors from time to time party thereto, the “Guarantors”), and Wilmington Trust, National Association, as trustee (“Trustee”) and collateral agent (“Collateral Agent”). The 2026 Notes have a maturity of five years from the date of their original issuance.

Interest

The 2026 Notes bear interest at a rate equal to (x) LIBOR, subject to a 1.00% floor, plus (y) 6.00% per annum (the “Applicable Rate”). The Applicable Rate will step down by:

(a)

0.375% per annum upon (i) the closing of an underwritten public offering of the equity interests of Rivian Holdings, LLC or any direct or indirect parent thereof which generates gross cash proceeds (including the proceeds of any underwriters’ purchase option) to Rivian Holdings, LLC or such parent, in an amount totaling, when taken together with the principal amount of the 2021 Convertible Notes or any similar convertible notes that are converted to equity in connection with such underwritten public offering, at least $5.0 billion and (ii) if the underwritten public offering is consummated by a direct or indirect parent of Rivian Holdings, LLC, contribution to Rivian Holdings, LLC of the lesser of

(x) $1.0 billion and 20% of the net cash proceeds of such underwritten public offering plus (y) the value of any unsecured convertible senior securities described above that are converted to equity interests in connection with such underwritten public offering; and/or

(b)

2% per annum if (i) the 2026 Note Issuers elect to cause a Fixed Asset Release Event (as defined above) to occur and offer to secure the 2026 Notes by a first priority lien on Fixed Assets (as defined above) and (ii) noteholders owning at least 75% in principal amount of the 2026 Notes (excluding, in certain circumstances, affiliated noteholders) elect to accept the first priority lien on the Fixed Assets to secure the 2026 Notes.

Following the consummation of this offering, the Applicable Rate is expected to be reduced by 0.375% in accordance with clause (a) above.

Interest on the 2026 Notes is paid in cash semi-annually in arrears on October 15 and April 15 of each year.

Optional Redemption

The 2026 Note Issuers may redeem the 2026 Notes at any time at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus (i) prior to the second anniversary of the initial issuance of the 2026 Notes, a “make-whole” premium or (ii) on or after the second anniversary of the initial issuance of the 2026 Notes and prior to the third anniversary of the initial issuance of the 2026 Notes, a premium equal to 3.5% of the principal amount of the 2026 Notes redeemed. On or after the third anniversary of the initial issuance of the 2026 Notes, the 2026 Note Issuers may redeem the 2026 Notes at par, without additional premium or penalty.

Guarantee and Security

The 2026 Notes are secured by a second priority security interest in the same assets in which the ABL Facility has a first priority security interest; provided that upon the occurrence, if any, of a Fixed Asset Release Event and the election of the 2026 Note Issuers to offer to secure the 2026 Notes with a first priority lien on the Fixed Assets, which offer is accepted by the requisite noteholders, the 2026 Notes will thereafter be secured by a first priority security interest in all Fixed Assets and a second priority security interest in all other assets in which the ABL Facility has a first priority security interest.

Certain Covenants and Events of Default

The 2026 Notes Indenture requires that the 2026 Note Issuers and their restricted subsidiaries, including the Guarantors, comply with a number of customary covenants (including restrictions on incurrence of indebtedness, liens, the making of restricted payments and dispositions), in each case substantially similar to the corresponding covenants under the ABL Facility as described above. In addition, the 2026 Notes Indenture contains a minimum liquidity covenant (but no other financial covenants) requiring the 2026 Note Issuers to maintain no less than $1.0 billion of liquidity, which liquidity covenant will fall away upon meeting a fixed charge coverage ratio of greater than 1.0 to 1.0 for two consecutive fiscal quarters.

The 2026 Notes Indenture provides for certain customary events of default, which, if any of them occurs and is continuing (subject to certain customary exceptions), would permit the Trustee or holders of at least 25% in principal amount of the outstanding 2026 Notes to declare the principal amount of and accrued and unpaid interest, if any, on all of the 2026 Notes to be due and payable immediately.

2021 Convertible Notes Financing

In July 2021, we issued unsecured 2021 Convertible Notes to certain investors in aggregate principal amount of $2.5 billion. The 2021 Convertible Notes mature on July 23, 2026 and accrue interest quarterly at a rate of (i) zero percent (0%) from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022. Upon the closing of this offering, the 2021 Convertible Notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lesser of: (i) $71.03 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination, recapitalization or any other similar transaction) and (ii) the product of (x) the initial public offering price per share multiplied by (y) the applicable discount rate determined by reference to the time of conversion (0.85 until December 31, 2021). See “Certain Relationships and Related Party Transactions—2021 Convertible Notes Financing.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Upon the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2021, and after giving effect to the Transactions, we will have an aggregate of 854,170,652 shares of Class A common stock and 7,825,000 shares of Class B common stock outstanding. Of these shares, all of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement, or unless these shares are sold to our directors or executive officers pursuant to our directed share program. See “Underwriting—Directed Share Program.”

The remaining shares of Class A and Class B common stock will be, and shares of Class A common stock underlying RSUs, or subject to stock options or warrants will be on issuance, deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Arrangements and Market Standoff Agreements

We and all of our directors, executive officers, and certain other record holders that together represent approximately 93.9% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (“Other Securities”) are subject to lock-up agreements with the underwriters that, subject to certain exceptions described under the section titled “Underwriting” below, we and they will not, in accordance with the terms of such agreements, sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the prior written consent of the representatives on behalf of the underwriters.

In addition 5.7% of our outstanding Class A common stock and Other Securities, including equity awards issued under our equity incentive plans, are subject to market standoff agreements with us that restrict certain transfers of such shares of Class A common stock during the restricted period. Holders of approximately 3.6 million shares, or 0.4%, of Other Securities, issued under our equity incentive plans, are not subject to a market standoff agreement. As a result of the foregoing, substantially all of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or excerisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the restricted period.

Upon the expiration of the restricted period, substantially all of the shares subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff agreements described in this prospectus, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume in shares of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales made in reliance upon Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares that are subject to lockup agreements and/or market standoff agreements as described above and under the section titled “Underwriting” will not become eligible for sale until the expiration of those agreements, as applicable.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock issuable or reserved for issuance under the 2015 Plan, 2021 Plan and 2021 ESPP. We expect to file the registration statement covering shares offered pursuant to our plans on or shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

We have granted demand, Form S-3 and piggyback registration rights to certain of our stockholders to sell our Class A common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR

PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we have never declared or paid any cash dividends on our capital stock, and we do not anticipate declaring or paying any dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN,

W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (the “FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our Class A common stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Allen & Company LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Nomura Securities International, Inc.

Piper Sandler & Co.

RBC Capital Markets, LLC

Robert W. Baird & Co. Incorporated

Wedbush Securities Inc.

Academy Securities, Inc.

Blaylock Van, LLC

Cabrera Capital Markets LLC

C.L. King & Associates, Inc.

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Tigress Financial Partners, LLC

Total:	135,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 20,250,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 20,250,000 shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$

Underwriting discounts and commissions to be paid by us	$	$	$

Proceeds, before expenses, to us	$	$	$

The cornerstone investors have indicated an interest in purchasing up to an aggregate of $5.0 billion in shares of our Class A common stock in this offering at the initial public offering price. These indications of interest have been made severally and not jointly. The shares of Class A common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters in this offering. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, less or no shares in this offering, or the underwriters may determine to sell more, less or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by the cornerstone investors as they will from any other shares of Class A common stock sold to the public in this offering.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $10 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000. In addition, the underwriters are expected to reimburse us for up to approximately $10 million of our expenses in connection with this offering, assuming an initial public offering price per share of $59.50 (which is the midpoint of the price range set forth on the cover page of this prospectus).

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We currently anticipate that up to 0.5% of the shares of Class A common stock offered hereby will, at our request, be offered to retail investors through SoFi Securities LLC (“SoFi”) via its online brokerage platform. SoFi will be a selling group member. SoFi is not affiliated with Rivian. Purchases through such platform will be subject to the terms, conditions, and requirements set by such platform. Any purchase of our Class A common stock in this offering through such platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The SoFi platform and information on their application does not form a part of this prospectus.

We have applied to list our Class A common stock on the Nasdaq Global Select Market under the trading symbol “RIVN.”

We and all directors and executive officers and certain other record holders that together represent approximately 93.9% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition, 5.7% of our outstanding Class A common stock and Other Securities, including equity awards issued under our equity incentive plans, are subject to market standoff agreements with us whereby each holder has agreed during the Restricted Period, subject to certain exceptions, not to (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or derivative securities or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares or derivative securities, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of common stock or other securities, in cash, or otherwise. Holders of approximately 3.6 million shares, or 0.4%, of Other Securities, issued under our equity incentive plans, are not subject to a market standoff agreement. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and to keep such market standoff provisions in full force and effect during the Restricted Period, provided that, we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors and officers. As a result of the foregoing, substantially all of our outstanding Class A common stock are subject to a lock-up agreement or market standoff agreement during the Restricted Period.

The restrictions on our executive officers, directors, and other record holders set forth above are subject to certain exceptions, including with respect to (i) Class A common stock or Other Securities acquired in this offering or in open market transactions after the closing of this offering; (ii) transfers or distributions of our Class A common stock or Other Securities as bona fide gifts, charitable contributions, or for bona fide estate planning purposes, provided that the transferee enters into a lock-up agreement with the underwriters; (iii) transfers or distributions of our Class A common stock or Other Securities to immediate family members or to any trust for the holder’s direct or indirect benefit, provided that the transferee enters into a lock-up agreement with the underwriters; (iv) transfers or distributions of our Class A common stock or Other Securities by a trust, to a trustor, a trustee or a beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, provided that the transferee enters into a lock-up agreement with the underwriters; (v) transfers or distributions of our Class A common stock or Other Securities by a corporation, partnership, limited liability company or other business entity, to limited partners, general partners, members, stockholders, or holders of similar equity interests, to another corporation, partnership, limited liability company, or other business entity that is an affiliate, or to an investment fund or other entity controlling, controlled by, managing, or managed by, or under common control or common investment management with the holder, provided that the transferee enters into a lock-up agreement with the underwriters; (vi) transfers or distributions of our Class A common stock or Other Securities upon death or by will, testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the holder’s immediate family, provided that the transferee enters into a lock-up agreement with the underwriters; (vii) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of Class A common stock or Other Securities during the restricted period; (viii) transfers of Class A common stock to us in connection with the repurchase of shares of Class A common stock or Other Securities pursuant to a stock incentive plan or stock purchase plan, provided that any such shares of Class A common stock received upon such repurchase will be subject to the restrictions set forth above; (ix) the exercise, vesting or settlement of options, settlement of RSUs, or other equity awards, or the exercise of warrants outstanding as of the date of this prospectus and disclosed in this prospectus, provided that any Class A common stock or Other Securities received upon such exercise or settlement would be subject to the restrictions set forth above; (x) transfers of Class A common stock or Other Securities upon a vesting or settlement of RSUs or other securities or upon the exercise of options on a “cashless” or “net exercise” basis, provided that any Class A common stock or Other Securities received upon such exercise or settlement would be subject to the restrictions set forth above; (xi) transfers of our Class A common stock or Other Securities that occur by operation of law pursuant to a qualified domestic order; (xii) in connection with the conversion of our outstanding preferred stock, warrants to purchase preferred stock into shares of our Class A common stock, or warrants to purchase our Class A common stock prior to of in connection with this offering, or the conversion of shares of any class of our common stock into Class A common stock, provided that any such shares of Class A common stock or warrants received upon such conversion will be subject to the restrictions set forth above; and (xiii) transfers of our Class A common stock or Other Securities in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction involving a change of control that is approved by our board of directors, provided that if such transaction is not completed, all such securities would remain subject to the restrictions set forth above. In order to enable certain of our stockholders to maintain compliance with certain regulatory requirements under the Investment Company Act of 1940, up to an aggregate of 38.0 million shares held by such stockholders may be released during the lock up period in one or more releases.

The lock-up restrictions described above do not apply to us with respect to certain transactions, including in connection with (1) the sale of our Class A common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance of shares of our Class A common stock upon the exercise of an option or warrant, vesting or settlement of restricted stock or RSUs or the conversion of Other Securities, in each case outstanding on the date of the underwriting agreement and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (3) grants of shares of our Class A common stock, stock options, restricted stock or RSUs pursuant to our equity incentive plans or the amendment of such awards under the equity incentive plans described elsewhere in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (4) the issuance of shares of our Class A common stock or Other Securities in connection with an acquisition by us or our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and an issuance of any securities pursuant to any such agreement, provided that such recipients enter into a lock-up agreement with the underwriters; (5) the issuance of shares of our Class A common stock or Other Securities in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of an such securities pursuant to any such agreement, provided that the issuance of any such securities, pursuant to clause (4) and (5) herein shall not exceed 10%, in the aggregate, of the total number of shares of our Class A common stock outstanding immediately following the completion of such transactions; (6) the issuance of any of our Class A common stock or Other Securities pursuant to any non-employee director compensation plan or program as described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (7) our filing of any registration statement on Form S-8 (including any resale registration statement on Form S-8) relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The representatives may release the common stock and other securities subject to the lock-up agreements or the market standoff agreements with us described above in whole or in part at any time.

The underwriters may offer and sell the shares of Class A common stock through certain of their affiliates or other registered broker-dealers or selling agents.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option described above or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option described above. The underwriters may also sell shares in excess of the option described above, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 7.0% of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to:

(x) eligible U.S. customers who had a standing preorder for an R1T or R1S as of September 30, 2021, and prior to this offering either (i) have an active eligible preorder or (ii) have accepted delivery of their preordered vehicle; and

(y) persons who are directors, officers or employees, or who are otherwise associated with us and identified by our officers and directors.

If demand for the program exceeds capacity, we will allocate shares on a pro-rata basis among all eligible participants in the directed share program. Eligible participants who meet more than one criteria, or have placed a preorder for more than one Rivian vehicle, will not be entitled to a greater participation in the program as a result.

Any shares sold under the directed share program will not be subject to the terms of any lock-up agreement, except in the case of shares purchased by our officers or directors.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program. Morgan Stanley & Co. LLC will administer our directed share program.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock offered by this prospectus in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any of the shares of Class A common stock offered by this prospectus and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (“the Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (the “FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (the “CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”): Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors: Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of Class A common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the shares described in this prospectus, the shares may not be offered for sale, nor sold in Kuwait. Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document we recommend that you consult a licensee pursuant to applicable law and specialized in giving advice about the purchase of shares and other securities before making the subscription decision.

Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar (including the Qatar Financial Centre) in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority, the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange, and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Skadden, Arps, Slate, Meagher  & Flom LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2019 and 2020 appearing in this prospectus and the related registration statement have been audited by KPMG LLP (“KPMG”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

KPMG, our independent registered public accounting firm, provides audit, tax and advisory services to us. Our Board of Directors is aware that from January 1, 2019 to August 13, 2021 (the “Relevant Period”), certain KPMG member firms, including KPMG, contracted with Amazon Web Services, Inc. (“AWS”), a wholly-owned subsidiary of Amazon.com, Inc. (“Amazon”), to enter Strategic Collaboration Agreements, join the AWS Partner Network, pursue sales opportunities with AWS personnel, access AWS marketing programs and receive training of KPMG professionals (these relationships, together, the “AWS Partnering Relationships”). However, for each awarded client engagement, the KPMG member firm and AWS entered into separate contracts for professional services with the end client. The AWS Partnering Relationships, together with Amazon’s investment in, and relationship with, the Company, resulted in an impermissible business relationship for KPMG under the independence rules of the SEC. The AWS Partnering Relationships were terminated on various dates between August 10, 2021 and August 13, 2021, prior to our engaging KPMG to be its independent auditor under Public Company Accounting Oversight Board (PCAOB) standards. During the Relevant Period, revenues generated by KPMG’s aforementioned relationship with AWS and the joint sales efforts in connection therewith were immaterial to both KPMG and Amazon. KPMG and the KPMG member firms will continue to be consumers in the ordinary course of AWS cloud services.

In addition, from December 21, 2020 to March 23, 2021, KPMG provided a draft tax equalization policy for our international employee assignments and draft employee assignment letters under the policy which constituted an impermissible management function. The total fees associated with this engagement were immaterial. KPMG completed the engagement pursuant to its terms and has not accepted any further engagements that would constitute impermissible non-audit services or relationships.

KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditor and has concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matters and KPMG’s determination, our Board of Directors also has concluded that KPMG’s objectivity and ability to exercise impartial judgment have not been impaired.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We dismissed Deloitte and Touche LLP (“Deloitte”) as our independent auditor on May 3, 2021. We engaged KPMG LLP as our independent registered public accounting firm on August 20, 2021 to audit our consolidated financial statements under PCAOB standards as of and for the years ended December 31, 2020, and December 31, 2019, which had previously been audited by Deloitte in accordance with AICPA standards. The decision to dismiss Deloitte and engage KPMG was approved by our board of directors.

The reports of Deloitte on our consolidated financial statements as of and for the years ended December 31, 2020 and December 31, 2019, did not contain adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years preceding our dismissal of Deloitte and the subsequent interim period through May 3, 2021, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its report on our financial statements as of and for the years ended December 31, 2020 and December 31, 2019, and

•	no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We provided Deloitte with a copy of the disclosure set forth in this section and requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not Deloitte agrees with the statements made herein, each as required by applicable SEC rules. A copy of the letter, dated October 1, 2021, furnished by Deloitte in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the two years ended December 31, 2020 and the subsequent interim period through August 20, 2021, when we engaged KPMG LLP, we did not consult with KPMG LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that KPMG LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.rivian.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Rivian Automotive, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Rivian Automotive, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in contingently redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2020, due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Detroit, Michigan

August 23, 2021

RIVIAN AUTOMOTIVE, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

	As of December 31,
	2019	2020

ASSETS

Current Assets:

Cash and cash equivalents	$2,264	$2,979

Other current assets	29	37

Total current assets	2,293	3,016

Property, plant, and equipment, net	313	1,445

Operating lease assets, net	—	80

Other assets	27	61

Total assets	$2,633	$4,602

LIABILITIES, CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT

Current Liabilities:

Accounts payable	$27	$90

Accrued liabilities	137	443

Customer deposits	18	28

Current portion of long-term debt	—	28

Current portion of lease liabilities and other current liabilities	3	22

Total current liabilities	185	611

Non-current portion of long-term debt	71	47

Long-term lease liabilities, net	—	83

Other non-current liabilities	2	1

Total liabilities	258	742

Commitments and contingencies (Note 12)

Contingently redeemable convertible preferred stock, $0.001 par value; 346,660,172 and 508,054,624 shares authorized, and 342,937,122 and 503,951,340 shares issued and outstanding as of December 31, 2019 and 2020, respectively	2,750	5,244

Stockholders’ Deficit:

Common stock, $0.001 par value; 517,966,179 and 712,091,708 shares authorized and 100,598,400 and 101,327,571 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	—

Additional paid-in capital	293	302

Accumulated deficit	(668)	(1,686)

Accumulated other comprehensive (loss) income	—	—

Total stockholders’ deficit	(375)	(1,384)

Total liabilities, contingently redeemable convertible preferred stock, and stockholders’ deficit	$2,633	$4,602

See accompanying notes to these consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	For the years ended December 31,
	2019	2020

Operating expenses:

Research and development	$301	$766

Selling, general, and administrative	108	255

Total operating expenses	409	1,021

Loss from operations	(409)	(1,021)

Other (expense) income, net

Interest income	18	10

Interest expense	(34)	(8)

Other (expense) income, net	(1)	1

Loss before provision for income taxes	(426)	(1,018)

Provision for income taxes	—	—

Net loss	$(426)	$(1,018)

Net loss attributable to common stockholders, basic and diluted (Note 13)	$(426)	$(1,019)

Net loss per share attributable to common stockholders, basic and diluted	$(4.35)	$(10.09)

Weighted-average common shares outstanding, basic and diluted	98	101

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

	For the years ended December 31,
	2019	2020

Net loss	$(426)	$(1,018)

Other comprehensive (loss) income	—	—

Comprehensive loss	$(426)	$(1,018)

See accompanying notes to these consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the years ended December 31,
	2019	2020

Cash Flows from Operating Activities:

Net loss	$(426)	$(1,018)

Depreciation and amortization	7	29

Amortization of debt discounts and issuance costs	22	3

Loss on termination of contracts	5	34

Other non-cash operating activities	10	4

Changes in operating assets and liabilities:

Current assets	(24)	(23)

Other non-current assets	(5)	(8)

Payables and accrued liabilities	43	121

Customer deposits	14	10

Other current liabilities	15	1

Non-current liabilities	(14)	(1)

Net cash used in operating activities	(353)	(848)

Cash Flows from Investing Activities:

Capital expenditures—property, plant, and equipment	(197)	(914)

Other	(2)	—

Net cash used in investing activities	(199)	(914)

Cash Flows from Financing Activities:

Proceeds from issuance of capital stock	2,750	2,506

Repurchase of capital stock	—	(6)

Proceeds from issuance of long-term debt	61	—

Net cash provided by financing activities	2,811	2,500

Net change in cash	2,259	738

Cash, cash equivalents, and restricted cash—Beginning of period	14	2,273

Cash, cash equivalents, and restricted cash—End of period	$2,273	$3,011

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$5	$4

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

Capital expenditures included in liabilities	$98	$325

Issuance of warrants	$13	$3

Conversion of long-term convertible debt	$100	$—

See accompanying notes to these consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in millions)

	Contingently		Stockholders’ Deficit
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount	Shares	Amount

BALANCE—December 31, 2018	—	$—	75	$—	$154	$(242)	$—	$(88)

Shares issued	343	2,750	—	—	—	—	—	—

Warrant issuances	—	—	—	—	13	—	—	13

Conversion of convertible debt	—	—	25	—	126	—	—	126

Net loss	—	—	—	—	—	(426)	—	(426)

BALANCE—December 31, 2019	343	$2,750	100	$—	$293	$(668)	$—	$(375)

Shares issued	161	2,500	1	—	6	—	—	6

Shares repurchased and retired	—	(6)	—	—	—	—	—	—

Warrant issuances	—	—	—	—	3	—	—	3

Net loss	—	—	—	—	—	(1,018)	—	(1,018)

BALANCE—December 31, 2020	504	$5,244	101	$—	$302	$(1,686)	$—	$(1,384)

See accompanying notes to these consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Presentation and Nature of Operations

Description and Organization

Rivian Automotive, Inc. (“Rivian” or the “Company”) was incorporated as a Delaware corporation on March 26, 2015. Rivian was formed for the purpose of developing, manufacturing, and selling category-defining EVs and accessories. The nature of the Company’s operations during the years ended December 31, 2019 and 2020 was primarily research and development activities related to vehicle development and its related technologies, and pre-production activities related to manufacturing and sales.

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”). As the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance, the Company has determined that it operates in one operating segment and one reportable segment.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Consolidation

The Company consolidates entities that are controlled as a result of having a controlling financial interest in those entities. Intercompany balances and transactions have been eliminated in consolidation.

Global Pandemic

Beginning in 2020, public health and governmental authorities have taken extraordinary steps to contain and combat the impact of the coronavirus disease (including associated variants, “COVID-19”) pandemic throughout the world. COVID-19 has caused disruptions to and delays in the Company’s operations, including shortages and delays in the supply of certain materials and equipment. In response, the Company has adapted various internal designs and processes in an effort to remedy or mitigate impacts of such disruptions and delays on our production timeline, which has resulted in higher costs. The full extent of the future impact from the pandemic on the Company’s operational and financial performance is currently uncertain and will depend on future developments.

2. Summary of Significant Accounting Policies

For each accounting topic that is addressed in a separate footnote, the description of the accounting policy can be found in the related footnote. Other significant policies are described below.

Use of Estimates

Accounting estimates are an integral part of the consolidated financial statements. These estimates require the use of judgments and assumptions that may affect the reported amounts of assets, liabilities, and expenses in the period presented. The Company believes that the accounting estimates and related assumptions employed by the Company are appropriate and the resulting balances are reasonable under the circumstances. However, due to the inherent uncertainties involved in making estimates, the actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and money market funds with maturities of three months or less. All short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates are classified as cash equivalents.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in “Other assets” in the Consolidated Balance Sheets. Restricted cash primarily consists of cash held in reserve accounts related to contractual obligations. Restricted cash totaled $9 million and $32 million as of December 31, 2019 and 2020, respectively.

Fair Value Measurements

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable

•	Level 3—Instruments whose significant inputs are unobservable

The Company’s money market funds were classified within Level 1 of the fair value hierarchy because they were valued using quoted prices in active markets. As of December 31, 2019 and 2020, money market funds totaled $852 and $2,782 million, respectively. During the years ended December 31, 2019 and 2020, there were no transfers between the levels of the fair value hierarchy.

Research and Development Costs

Research and development costs consist primarily of personnel costs for teams in engineering and research, prototyping expenses, contract and professional services, amortized equipment costs, and allocation of indirect costs. Research and development costs are expensed as incurred.

Marketing, Advertising, and Promotion

The Company expenses marketing, advertising, and promotion costs as they are incurred. Marketing, advertising, and promotion costs are costs incurred to inform potential customers about the Company’s products and services, as well as disseminating information about the Company, and its products and services. During the years ended December 31, 2019 and 2020, the Company recognized marketing and promotion costs of $24 million and $5 million, respectively. Advertising costs recognized during the years ended December 31, 2019 and 2020 were immaterial.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Risk

Counterparty Credit Risk

Financial instruments that potentially subject the Company to concentration of counterparty credit risk consist of cash and cash equivalents, deposits, and loans. As of December 31, 2019 and 2020, all of the Company’s cash and cash equivalents were placed at financial institutions that management believes are of high credit quality. These amounts are typically in excess of insured limits.

Supply Risk

The Company is subject to supply chain risks related to its dependence on suppliers, the majority of which are single source providers of parts or components for the Company’s products. Any inability of the Company’s suppliers to deliver necessary product components, including semiconductors, at timing, prices, quality, and volumes that are acceptable to the Company could have a material impact on Rivian’s business, growth prospects, and financial and operating results.

The Company’s manufacturing facility is operational, and Rivian is continuing to invest in the facility. The Company’s ability to continue to prepare for, and sustain production depends, among other things, on the readiness and solvency of suppliers and vendors through all macroeconomic factors, including factors resulting from the COVID-19 pandemic.

3. New Accounting Standards

The Jumpstart Our Business Startups Act (“JOBS Act”) allows an “emerging growth company,” to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Upon an Initial Public Offering, the Company anticipates being an emerging growth company and electing to use this extended transition period under the JOBS Act.

Accounting Pronouncements Recently Adopted

ASC 842

On January 1, 2020, the Company early adopted Accounting Standards Codification Topic 842 and all the related amendments (“New Lease Standard”). The Company recognized the cumulative effect of initially applying the New Lease Standard through an immaterial adjustment to the opening balance of “Accumulated deficit” in the period of adoption. Prior period comparative information and disclosures have not been restated and continue to be reported under the lease accounting standards in effect for those periods.

The New Lease Standard requires leases to be reported on the Consolidated Balance Sheets as leased (“right-of-use”) assets and lease obligations. The Company elected to use the use-of-hindsight to determine whether lease terms include periods covered by options to extend or terminate a lease. The Company did not reassess existing or expired land easements that were not previously accounted for as leases, and did not elect to apply the “package of three” transition practical expedients, which include no reassessment of lease classification, no revaluation of embedded leases, and no reassessment of initial direct costs.

Upon adoption, the Company recognized $13 million and $13 million in new operating lease right-of-use assets and lease liabilities, respectively, on the Consolidated Balance Sheets.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Pronouncements Not Yet Adopted

ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and requires the use of an expected loss model in place of the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. For public business entities, the standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, including emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements and disclosures.

ASU 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of U.S. GAAP. For public business entities, the standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, including emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements and disclosures.

ASU 2020-06

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 814-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible debt instruments and convertible preferred stock. The standard is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, including emerging growth companies, the standard is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, and the FASB specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements and disclosures.

4. Property, Plant, and Equipment, Net

Property, plant, and equipment is recorded at cost, net of accumulated depreciation and impairments. Costs incurred for routine maintenance and repair are expensed when incurred.

The Company capitalizes certain qualified costs incurred in connection with the development of internal-use software. Costs incurred during the application development stage of internal-use software

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

development are evaluated to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post implementation activities including maintenance are expensed as incurred.

Property, plant, and equipment are depreciated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the period of lease or the life of the asset, whichever is shorter, using the straight-line method. Capitalized costs related to internal-use software are amortized using the straight-line method over the estimated useful life of the asset. Land is not depreciated.

The following table summarizes the components of “Property, plant, and equipment, net” (in millions):

		As of December 31,
	Estimated Useful Lives	2019	2020

Land, buildings, and building improvements	10 to 30 years	$9	$88

Leasehold improvements	Shorter of 10 years or lease term	7	51

Machinery, equipment, vehicles, and office furniture	5 to 15 years	17	88

Computer equipment, hardware, and software	3 to 10 years	19	51

Construction in progress		271	1,205

Total property, plant, and equipment		323	1,483

Accumulated depreciation and amortization		(10)	(38)

Total property, plant, and equipment, net		$313	$1,445

Depreciation and amortization expense was $7 million and $29 million for the years ended December 31, 2019 and 2020, respectively, of which $2 million and $5 million related to amortization of capitalized software costs for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the carrying amount of construction in progress (“CIP”) amounted to $1,205 million. The majority of these costs related to the development of manufacturing lines, tooling, and other costs at the Normal Factory. The Normal Factory is the Company’s engineering, manufacturing, and assembly facility dedicated to the production of the R1T, R1S, and EDV vehicles. The Company expects for the majority of this CIP balance to go into Service by Q4 2021 as the Company launches production of these programs.

5. Leases

The Company leases land, offices, and equipment under agreements with contractual periods ranging from one month to seven years. Leases generally contain extension or renewal options, and some leases contain termination options. After considering all relevant economic and financial factors, the Company includes periods covered by renewal or extension options that are reasonably certain to be exercised in the lease term and excludes periods covered by termination options that are reasonably certain to be exercised from the lease term.

Rivian determines whether a contractual arrangement is or contains a lease at inception. Leases that are economically similar to the purchase of an asset are classified as finance leases. Finance lease arrangements are reported in “Property, plant, and equipment, net,” “Current portion of long-term debt,” and “Non-current portion of long-term debt” on the Consolidated Balance Sheets. Leases classified as

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operating leases are reported in “Operating lease assets, net,” “Current portion of lease liabilities and other current liabilities,” and “Long-term lease liabilities, net” on the Consolidated Balance Sheets.

The Company has lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for lease and non-lease components together as a single combined lease component, with the exception of leases of land and buildings. For leases of land and buildings, the Company accounts for each component separately based on the estimated standalone price of each component. The Company calculates the initial lease liability as the present value of fixed payments not yet paid and variable payments that are based on a market rate or an index (e.g., CPI) measured at lease commencement. Because the implicit rate is not determinable for most leases, the Company used its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. All other variable payments are expensed as incurred. Operating lease right-of-use assets are measured at the amount of the lease liability, adjusted for prepaid or accrued lease payments, lease incentives, and initial direct costs incurred, as applicable. Lease expense for operating leases is recognized on a straight-line basis over the lease term and reported primarily in “Selling, general, and administrative” on the Consolidated Statements of Operations. Amortization of finance lease assets is recognized over the lease term and reported in “Selling, general, and administrative” on the Consolidated Statements of Operations. Interest expense on finance lease liabilities is recognized over the lease term and reported in “Interest expense” on the Consolidated Statements of Operations. The Company does not recognize right-of-use assets and lease liabilities from leases with an original lease term of 12 months or less and, instead, recognizes rent payments on a straight-line basis over the lease term.

The Company’s balance of finance leases is immaterial for all periods reported.

The following table summarizes operating lease right-of-use assets and liabilities at December 31, 2020 (in millions):

2020

Operating lease assets, net	$80

Current portion of lease liabilities	$18

Long-term lease liabilities, net	83

Total lease liabilities	$101

The following table summarizes the contractual maturities of operating lease liabilities as of December 31, 2020 (in millions):

Operating Leases

2021	$22

2022	21

2023	19

2024	18

2025	14

Thereafter	19

Total undiscounted liabilities	113

Less: Present value discount	(12)

Total lease liabilities	$101

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The operating lease costs recognized in the Company’s Consolidated Statements of Operations for the year ended December 31, 2020 is summarized below (in millions):

2020

Operating lease cost	$11

Short-term lease cost	3

Total lease cost	$14

The weighted average remaining lease term and weighted average discount rate for operating leases at December 31, 2020 were as follows:

2020

Weighted average remaining operating lease term	5.8 years

Weighted average operating lease discount rate	3.8%

Supplemental cash flow information related to operating leases for the year ended December 31, 2020 was as follows (in millions):

2020

Cash paid for amounts included in the measurement of operating lease liabilities	$11

Right-of-use assets obtained in exchange for operating lease liabilities (non-cash)	$87

The following table summarizes the contractual maturities of operating lease liabilities under legacy lease accounting (ASC 840) as of December 31, 2019 (in millions):

Operating Leases

2020	$11

2021	15

2022	15

2023	14

2024	13

Thereafter	21

Total undiscounted liabilities	$89

Operating lease expense for the year ended December 31, 2019 was $5 million.

6. Debt

Term Facility Agreement

In April 2018, Rivian Automotive, Inc. entered into a variable rate Term Facility Agreement for a committed facility to be used towards the Company’s, and its subsidiaries’, respective operating expenses and capital expenditures. As of December 31, 2019 and 2020, the amount drawn on the Term Facility Agreement was $79 million.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Term Facility Agreement was scheduled to mature in May 2022, the fourth anniversary of the first borrowing under the loan. Maturity payments were scheduled to begin in 2021. Rivian Automotive, Inc.’s obligations under the Term Facility Agreement were backed by upstream guarantees from two of its subsidiaries, as well as an affiliate of a stockholder of the Company.

Interest on the Term Facility Agreement was paid based on LIBOR plus 4.3%. As of December 31, 2019 and 2020, the effective interest rate for borrowings under the Term Facility Agreement was 6.6% and 4.9%, respectively. As the Term Facility Agreement was variable rate debt, the carrying value of the Term Facility Agreement approximated fair value.

In connection with the Term Facility Agreement, the Company issued common stock warrants to the affiliate of the stockholder on the date thereof (“Initial Common Stock Warrant”) and on each anniversary thereafter (“Anniversary Common Stock Warrants”) until the Term Facility Agreement was terminated. The Initial Common Stock Warrant was recorded as an increase to additional paid-in capital with a corresponding increase to debt issuance costs, and subsequently amortized over the periods the Term Facility Agreement was outstanding. The Anniversary Common Stock Warrants were recorded as additional paid-in capital with a corresponding increase to prepaid expenses, and subsequently recognized as financing charges over the respective annual periods. See Note 11 “Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity” for further details regarding stock warrants.

The carrying value of debt outstanding under the Term Facility Agreement was as follows (in millions):

	As of December 31,
	2019	2020

Long-term debt	$79	$79

Less: Unamortized debt issuance costs	(9)	(5)

Note payable, less unamortized debt issuance costs	70	74

Less: Current portion	—	(28)

Total note payable, less current portion	$70	$46

In February 2021, the Company paid all outstanding amounts related to the Term Facility Agreement (see Note 14 “Subsequent Events”).

Convertible Notes Payable

During 2018, the Company entered into a Convertible Note Purchase Agreement with a stockholder. Under the terms of the agreement, the stockholder agreed to lend the Company $100 million in exchange for five promissory notes (“Convertible Notes”). During 2018 and 2019, the Company received proceeds under the Convertible Notes totaling $39 million and $61 million, respectively. Interest on the Convertible Notes was paid based on LIBOR plus 2.5%.

The Convertible Notes contained an embedded contingent conversion feature. This contingent conversion feature was not considered closely related to the debt and resulted in an embedded derivative liability that was bifurcated and accounted for separately from the debt host. The allocation of the proceeds to the separate derivative liability created a discount on the associated Convertible Notes.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2019, the aggregate principal amount of $100 million, together with accrued interest, converted into 24,650,550 shares of common stock, representing $126 million of equity. The related debt discount of $17 million was fully amortized upon conversion.

Interest Expense

Interest expense and amortization of debt issuance costs is reported within “Interest expense” in the Consolidated Statements of Operations. The following table presents interest expense (in millions):

	For the years ended December 31,
	2019	2020

Amortization of debt discounts and issuance costs	$22	$3

All other interest expense	12	5

Total interest expense	$34	$8

7. Accrued Liabilities

Accrued liabilities were as follows (in millions):

	As of December 31,
	2019	2020

Accrued purchases	$121	$389

Accrued payroll	11	44

Other	5	10

Total accrued liabilities	$137	$443

8. Income Taxes

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the Company expects the temporary differences to be recovered or paid.

The Company’s accounting for deferred tax consequences considers the requirements under U.S. GAAP to reduce the measurement of deferred tax assets not expected to be realized. The Company considers all available evidence, both positive and negative, to determine whether a valuation allowance is needed. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded.

The Company records uncertain tax positions on the basis of a two-step process. First, the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position. Secondly, for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company includes interest and penalties related to income tax matters within the provision for income taxes. As of December 31, 2019 and 2020, the Company has not recorded any amounts related to uncertain tax positions.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of Income Taxes

The Company’s tax rate is generally a function of the tax rates in the jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction, and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance.

The components of loss before income taxes and the provision for income taxes for the years ended December 31, 2019 and 2020 were as follows (in millions):

	2019	2020

Loss before income taxes

United States	$(427)	$(1,021)

Foreign	1	3

Total	$(426)	$(1,018)

Provision for income taxes

Current:

Federal	$—	$—

State	—	—

Foreign	—	—

Total current	—	—

Deferred:

Federal	$—	$—

State	—	—

Foreign	—	—

Total deferred	—	—

Total	$—	$—

Under U.S. tax provisions applicable to the Company, the Company does not anticipate foreign earnings would be subject to a 21% corporate income tax rate upon repatriation. Accordingly, no provision for U.S. tax has been made on undistributed earnings of foreign subsidiaries. Distributions of unremitted foreign earnings would be subject to foreign withholding taxes. The Company maintains that foreign earnings will be indefinitely reinvested unless expressly provided to the contrary.

Provisions are made for estimated U.S. and non-U.S. income taxes which may be incurred on the reversal of the basis differences in investments in foreign subsidiaries and corporate joint ventures not deemed to be indefinitely reinvested. Taxes have not been provided on basis differences in investments primarily as a result of earnings in foreign subsidiaries which are deemed indefinitely reinvested. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

As of December 31, 2020, the Company had recorded valuation allowances of $470 million for the portion of the deferred tax assets that is not expected to be realized. The valuation allowance on net deferred tax assets increased by $105 million and $293 million during the years ended December 31, 2019 and 2020, respectively. The changes in the valuation allowance are primarily due to additional U.S. deferred tax assets and liabilities recognized in the respective years. The Company did not have any releases of the valuation allowance for the years ended December 31, 2019 and 2020. The Company

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continues to monitor the realizability of the U.S. deferred tax assets taking into account multiple factors, including results of operations. The Company intends to continue maintaining a full valuation allowance on U.S. deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of all, or a portion, of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

A reconciliation of the provision for income taxes compared with the amounts at the U.S. statutory rate for the years ended December 31, 2019 and 2020 is shown below (in millions):

	2019	2020

U.S. federal income tax at statutory rate	$(90)	$(214)

State income taxes	(20)	(52)

Permanent items	1	4

Nondeductible interest	8	—

Tax credits	(11)	(31)

Valuation allowance	105	293

Tax credit limitation	7	—

Provision for income taxes	$—	$—

	2019	2020

Effective Tax Rate	—%	—%

The Company reported foreign income tax payables of less than $1 million in 2019. No foreign income tax payables were reported in 2020.

Components of Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities as of December 31, 2019 and 2020 were as follows (in millions):

	2019	2020

Deferred tax assets:

Net operating loss and tax credit carryforwards	$176	$453

Other	1	—

Vendor contingency loss	1	11

Intangible assets	—	3

Lease liabilities	—	26

Accrued liabilities	—	4

Less: valuation allowances	(177)	(470)

Total net deferred tax assets	1	27

Deferred tax liabilities:

Property, plant, and equipment	(1)	(6)

Operating lease right-of-use assets	—	(21)

Total net deferred tax liabilities	(1)	(27)

Net deferred tax assets/(liabilities)	$—	$—

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The majority of the Company’s gross loss carryforwards are generated in the United States. U.S. federal net operating losses (“NOL”) generated by the Company through December 31, 2017 totaling $81 million may be carried forward for 20 years and begin to expire in 2035. These NOLs may fully offset taxable income in the year utilized. Under the Tax Cuts and Jobs Act, U.S. federal losses generated in 2018 and after, totaling $1.5 billion, may be carried forward indefinitely, but their deduction is limited to 80% of annual taxable income. In addition, the Company has U.S. federal and state tax credit carryforwards of $43 million that can be carried forward for 20 years and begin to expire in 2035. The NOL and tax credits are fully offset by a valuation allowance. Additionally, the Company has $81 million of State NOL carryforwards.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, (the “Code”) if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. If the Company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period, a Section 382 ownership change could be deemed to have occurred. If a Section 382 change occurs, the Company’s future utilization of the NOL carryforwards and credits as of the ownership change will be subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Such an annual limitation may result in the expiration of NOLs before utilization. Due to previous ownership changes experienced by the Company, tax credits are limited in their utilization, as reflected in the amount reported above. NOLs are not expected to be limited.

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, plus state and foreign jurisdictions. Tax years after 2016 remain open in certain major jurisdictions and are subject to examination by the taxing authorities.

9. Stock-Based Compensation

2015 Stock Plan

The Company’s Long-Term Incentive Plan (“Plan”) permits the grant of stock options, restricted stock units (“RSUs”), and other stock-based awards to employees, non-employee directors, and consultants. Generally, the Company’s stock options vest based on a requisite service period of four years of continuous service and upon the occurrence of a Change of Control (as defined under the Plan), which is a performance based vesting condition. RSUs generally vest based on a requisite service period of four years of continuous service and the occurrence of an Initial Public Offering (as defined under the Plan), which is a performance based vesting condition. The performance based vesting conditions for options and RSUs are not deemed to be probable until such events occur. Therefore, as there has not yet been a Change of Control or Initial Public Offering, no outstanding awards granted under the Plan have vested as of December 31, 2020. The Company’s stock options have 7 or 10 year contractual terms and RSUs terminate upon the termination of a grantee’s service. As of December 31, 2020, 61.7 million shares were reserved for issuance under the Plan. The Company has elected to recognize forfeitures as an adjustment to compensation expense for options and RSUs in the same period as the forfeitures occur.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s stock option and RSU activity:

	Stock Options				RSUs
	Number of Options (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)	Number of RSUs (in millions)	Weighted Average Grant Date Fair Value

Outstanding at December 31, 2019	36	$3.78			—	$—

Granted	8	6.08			12	7.23

Exercised	—	—			—	—

Forfeited / Cancelled	(5)	(4.38)			—	(6.90)

Outstanding at December 31, 2020	39	$4.19	7.6	$138	12	$7.24

Vested and expected to vest, December 31, 2020	—	$—	—	$—	—	$—

Exercisable at December 31, 2020	—	$—	—	$—

The weighted average grant date fair value of stock options granted during the years ended December 31, 2019 and 2020 was $1.26 and $2.28, respectively.

As of December 31, 2020, there was approximately $146 million of total unrecognized compensation cost related to stock-based awards granted under the Plan. As the stock options and RSUs are not yet vested, activity related to the Plan has not impacted the consolidated financial statements as of December 31, 2019 and 2020.

Upon an Initial Public Offering or Change of Control, the Company will begin recording stock-based compensation expense ratably over the requisite service period based on the grant-date fair value of the stock-based awards issued. Upon an Initial Public Offering or Change of Control, the Company will recognize a cumulative stock-based compensation expense for those awards for which the service-based vesting condition has been satisfied. The Company expects to recognize the remaining unrecognized compensation expense for stock-based awards that were outstanding as of the date of an Initial Public Offering or Change of Control ratably as the service-based vesting condition is satisfied.

Fair Value Assumptions

All stock options granted during the years ended December 31, 2019 and 2020 were granted with an exercise price equal to or greater than the fair market value price of Rivian Automotive, Inc.’s stock at the date of grant. The Company estimates the fair value of each stock option using a Black-Scholes option pricing model. Expected volatility is based on historical volatility rates of several peer public companies. The dividend yield is estimated based on the rate at which the Company expects to provide dividends. The risk-free rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities approximating the respective expected term. The expected term represents the average time the Company’s stock-based awards are expected to be outstanding. As the stock option awards are not yet exercisable, the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, for stock options, the expected term is estimated based on the weighted average midpoint of expected vest date and expiration date. For stock-based awards granted which contain performance vesting conditions, the Company estimates the expected term based on the estimated dates that the performance conditions will be satisfied.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average assumptions used in the Black-Scholes model for stock options is as follows:

	For the years ended December 31,
	2019	2020

Volatility	34.5%	41.3%

Dividend yield	—%	—%

Risk-free rate	1.8%	0.3%

Expected term (in years)	6.9	5.3

The fair value of RSUs with service and performance conditions is measured on the grant date based on an independent appraisal of the fair market value of the Company’s common stock. The independent appraisal uses a market approach with an adjustment for lack of marketability given that the shares underlying the awards are not publicly traded. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, business risks, liquidity of ordinary shares, operating history and prospects.

10. Related Party Transactions

Preferred Stock Warrants

During 2019, the Company entered into an agreement with Amazon Logistics, Inc., a related party and wholly owned subsidiary of Amazon.com, Inc., to develop, manufacture, and supply customized EVs in future periods. In connection with this agreement, the Company issued preferred stock warrants to Amazon.com NV Investment Holdings LLC, a stockholder of the Company, which represent a share-based sales incentive. The grant date fair value of the warrants was recognized as an asset of $11 million during 2019, with a corresponding impact to additional paid in capital, which are reported within “Other assets” and “Additional paid-in capital,” respectively, on the Consolidated Balance Sheets. The asset will be amortized as a reduction of revenue as vehicles are sold in future periods, and is classified within “Other assets” as of the year ended December 31, 2020. Refer to Note 11 “Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity” for additional disclosures of the assumptions used to determine the grant date fair value of the preferred stock warrants.

Operating Expenses

The Company obtains prototyping, engineering, and other research and development services from Troy Design and Manufacturing Co., a related party and wholly owned subsidiary of Ford Motor Company. The Company recognized $8 million and $66 million of expense for these services during the years ended December 31, 2019 and 2020, respectively within “Research and development” in the Consolidated Statements of Operations. As of December 31, 2019, and 2020, the Company accrued $1 million and $27 million, respectively related to these services, which are reported within “Accrued liabilities” on the Consolidated Balance Sheets.

The Company obtains hosting services from Amazon Web Services, Inc., a related party and wholly owned subsidiary of Amazon, for which it recognized $4 million and $2 million of expense for these services during the year ended December 31, 2020 within “Research and development” and “Selling, general, and administrative”, respectively, in the Consolidated Statements of Operations.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity

Stock Split

The Company authorized a fifty-for-one stock split by issuance of fifty shares for each one share held as of December 20, 2019. All share information within the consolidated financial statements has been retroactively adjusted to reflect the stock split.

Rivian Automotive, Inc. has the following classes of authorized shares:

1.	Common stock, par value $0.001 per share

2.	Preferred stock, par value $0.001 per share

Common Stock

During the year ended December 31, 2019, the Company issued 24,650,550 shares of common stock upon the conversion of convertible debt (see Note 6 “Debt”). During the year ended December 31, 2020, the Company issued 729,171 shares of common stock in exchange for $6 million.

Shares of common stock are voting shares (one vote per share) and entitle holders to attend and vote at any meeting of the stockholder on any matter for which such holders have a right to vote. Holders of shares of common stock have the right to receive any dividend declared by the Company, subject to the payment of dividends on shares of preferred stock (as described below). After the payment in full of all liquidation amounts required to be paid to the holders of shares of preferred stock, holders of common stock also have the right to receive the remaining property of the Company on the liquidation, dissolution, or winding up of the Company on a pari passu basis with all other holders of shares of common stock. As of December 31, 2020, Rivian Automotive, Inc. had a total of 101,327,571 shares of common stock issued and outstanding, respectively.

Contingently Redeemable Convertible Preferred Stock

During the year ended December 31, 2019, the Company entered into several securities purchase agreements with certain accredited investors, pursuant to which it sold and issued the following shares of contingently redeemable convertible preferred stock:

•	117,527,250 shares of Series A preferred stock in exchange for $600 million

•	65,904,000 shares of Series B preferred stock in exchange for $500 million

•	38,508,100 shares of Series C preferred stock in exchange for $350 million

•	120,997,772 shares of Series D preferred stock in exchange for $1.3 billion

During the year ended December 31, 2020, the Company entered into a securities purchase agreement with certain accredited investors pursuant to which it sold 161,394,452 shares of Series E preferred stock in exchange for $2.5 billion.

Shares of preferred stock are voting shares and entitle holders to attend and vote at any meeting of the stockholder. Each holder of preferred stock has the right to a number of votes at each meeting of the stockholder (with respect to matters on which holders of shares of common stock are entitled to a vote) equal to the number of whole shares of common stock into which the shares of preferred stock held by

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

such holder are convertible. Except as provided by law or by the other provisions of the Company’s Certificate of Incorporation, the holders of preferred stock vote together with the holders of shares of common stock as a single class and on an as-converted to common stock basis. The holders of shares of preferred stock also have voting rights separate and apart from the holders of shares of common stock, on a single-class and a single-series basis, as set forth in the Company’s Certificate of Incorporation. Each holder of shares of preferred stock has the right to receive dividends on a single-series basis in addition to a right to receive dividends on a pari passu basis with holders of shares of common stock according to the number of shares of common stock held by such holders (on an as-converted basis). Such dividends are non-cumulative and are payable at a per annum rate of eight percent of the Original Issue Price (as defined in the Company’s Certificate of Incorporation). As of December 31, 2019 and 2020, no dividends have been declared or distributed to any stockholders.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the shares of preferred stock are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation), the holders of shares of preferred stock are entitled, on a pari passu basis, to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of available proceeds, as applicable, based upon the greater of the Original Issue Price plus declared but unpaid dividends or the amount which would be payable if the preferred stock would have been converted to common stock, before any payment shall be made to the holders of common stock. The preferred stock is convertible into shares of common stock at any time at the option of the holder, or automatically upon a Qualified IPO (as defined in the Company’s Certificate of Incorporation). Each share of preferred stock converts into one share of common stock. The conversion rate shall be adjusted whenever the Company issues or sells, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the time of such issue or sale. Since the preferred stock is considered contingently redeemable upon a Deemed Liquidation Event it is classified as mezzanine equity of $2.8 billion and $5.2 billion as of December 31, 2019 and 2020, respectively. As a Deemed Liquidation Event is not considered probable of occurring, no accretion has been recorded for the preferred stock to date. As of December 31, 2020, Rivian Automotive, Inc. had a total of 503,951,340 shares of preferred stock issued and outstanding, respectively.

Contingently redeemable convertible preferred stock consisted of the following as of December 31, 2019 (in millions, except share amounts):

Contingently Redeemable Convertible Preferred Stock	Shares Authorized	Shares Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion

Series A	117,527,250	117,527,250	$600	$600	117,527,250

Series B	65,904,000	65,904,000	500	500	65,904,000

Series C	42,231,150	38,508,100	350	350	38,508,100

Series D	120,997,772	120,997,772	1,300	1,300	120,997,772

Total contingently redeemable convertible preferred stock	346,660,172	342,937,122	$2,750	$2,750	342,937,122

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingently redeemable convertible preferred stock consisted of the following as of December 31, 2020 (in millions, except share amounts):

Contingently Redeemable Convertible Preferred Stock	Shares Authorized	Shares Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion

Series A	117,527,250	117,527,250	$600	$600	117,527,250

Series B	65,904,000	65,904,000	500	500	65,904,000

Series C	42,231,150	38,508,100	350	350	38,508,100

Series D	120,997,772	120,836,866	1,297	1,297	120,836,866

Series E	161,394,452	161,175,124	2,497	2,497	161,175,124

Total contingently redeemable convertible preferred stock	508,054,624	503,951,340	$5,244	$5,244	503,951,340

Stock Warrants

During the year ended December 31, 2020, the Company issued warrants to purchase common and preferred stock in exchange for certain services and sales incentives. These warrants are accounted for under ASC 718, Stock Compensation. The warrants are exercisable for ten years from the date of issuance.

Warrants to purchase common stock are summarized below:

Common Stock Warrants	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)

Outstanding at January 1, 2019	6.4	$6.00	9.4

Granted	0.8	6.00	9.3

Exercised	—	—	—

Cancelled/forfeited/expired	—	—	—

Outstanding at December 31, 2019	7.2	$6.00	8.5

Granted	0.6	6.00	9.4

Exercised	—	—	—

Cancelled/forfeited/expired	—	—	—

Outstanding at December 31, 2020	7.8	$6.00	7.6

Exercisable at December 31, 2020	7.8	$6.00	7.6

The weighted average grant date fair value of common stock warrants granted during the years ended December 31, 2019 and 2020 was $2.30 and $4.30, respectively.

As of December 31, 2020, there was approximately $6 million of unrecognized expense related to the common stock warrants. During the years ended December 31, 2019 and 2020, the Company recognized expenses related to the common stock warrants of $5 million and $6 million, respectively.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants to purchase preferred stock are summarized below:

Preferred Stock Warrants	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)

Outstanding at January 1, 2019	—	$—	—

Granted	3.7	9.09	9.7

Exercised	—	—	—

Cancelled/forfeited/expired	—	—	—

Outstanding at December 31, 2019	3.7	$9.09	9.7

Granted	—	—	—

Exercised	—	—	—

Cancelled/forfeited/expired	—	—	—

Outstanding at December 31, 2020	3.7	$9.09	8.7

Exercisable at December 31, 2020	3.7	$9.09	8.7

The weighted average grant date fair value of preferred stock warrants granted during the year ended December 31, 2019 was $3.03.

The preferred stock warrants were granted to a customer as a share-based sales incentive. Accordingly, an asset was recorded which will be amortized as an offset against revenues in future periods. See Note 10 “Related Party Transactions” for further information.

Fair Value Assumptions

The Company estimates the fair value of each warrant using a Black-Scholes warrant pricing model. Expected volatility is based on historical volatility rates of public companies within the automotive industry. The dividend yield is estimated based on the rate at which the Company expects to provide dividends. The risk-free rate is based on the U.S. Treasury yield curve for Treasury STRIPS with maturities approximating each grant’s contractual life. The weighted-average assumptions used in the Black-Scholes model for warrants for the years ended December 31 is as follows:

	2019	2020

Volatility	44.4%	54.7%

Dividend yield	—%	—%

Risk-free rate	1.9%	0.7%

Expected term (in years)	10	10

12. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the related amount can be reasonably estimated. If an amount within the range of loss appears at the time to be a better estimate than any other amount within the range, that amount is accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range is accrued. If a loss is reasonably possible and the loss or range of loss cannot be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Terminations

During 2019, the Company terminated an agreement with a supplier and filed suit against the supplier, demanding repayment of $18 million paid under the agreement. While the Company believed it had a creditable claim, the Company expected that the claim would be settled for less than the full amount and recognized a related loss of $5 million during the year ended December 31, 2019. The remaining $13 million was reclassified to “Other current assets” on the Company’s Consolidated Balance Sheet as of December 31, 2019. After the year ended December 31, 2020, but before the consolidated financial statements were issued, the Company became aware of information causing the Company to believe that is unlikely that any amount will be recovered from the supplier. Therefore, during the year ended December 31, 2020, the remaining $13 million within “Other current assets” was derecognized and a corresponding loss of $13 million was recognized. The Company is still pursuing payment from the supplier but considers the probability of collection to be remote.

During 2020, the Company has been involved in discussions with some of its suppliers regarding their performance and non-performance under executed contract terms. While the Company is in negotiations with these suppliers to review, evaluate and settle the matters, the Company has developed an initial estimate of the range of outcomes related to these obligations ranging from $21 million to $27 million. During the year ended December 31, 2020, the Company recorded a contingent liability of $21 million which is included in “Accrued liabilities” on the Consolidated Balance Sheets.

Unconditional Purchase Obligations

During 2020, the Company entered into unrecognized commitments that require the future purchase of goods or services (“unconditional purchase obligations”). The Company’s unconditional purchase obligations primarily consist of payments under utility arrangements. Purchases under these obligations were not material for the year ended December 31, 2020.

Future payments under unconditional purchase obligations having a remaining term in excess of one year are as follows at December 31 (in millions):

2020

2021	$2

2022	3

2023	3

2024	3

2025	3

Thereafter	2

Total	$16

13. Net Loss Per Share

The Company’s basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period after allocating losses to equity awards deemed to be participating securities pursuant to the two-class method. Diluted net loss per share is calculated by dividing the net loss by the weighted average shares outstanding assuming dilution. Specifically, diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, unvested restricted stock units, and stock warrants to the extent dilutive.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following common stock equivalents were excluded in the calculation of net loss per diluted share because their effect were anti-dilutive (in millions):

	For the years ended December 31,
	2019	2020

Stock warrants	$11	$12

Convertible preferred stock	343	504

Total	$354	$516

The above table excludes 36 million and 39 million of unvested stock options outstanding for the years ended December 31, 2019 and 2020, respectively, and 12 million unvested restricted stock units for the year ended December 31, 2020, both of which vest upon the completion of future performance conditions that have not yet been met (see Note 9 “Stock-Based Compensation”).

During the year ended December 31, 2020, Rivian repurchased certain Series D and Series E preferred stock for an immaterial amount. The excess of the repurchase price of preferred stock over its carrying value has been recorded as an increase to net loss to determine net loss attributable to common stockholders.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows (in millions, except per share data):

	For the years ended December 31,
	2019	2020

Net loss attributable to Rivian	$(426)	$(1,018)

Less: Premium on repurchase of convertible preferred stock	—	(1)

Net loss attributable to common stockholders	$(426)	$(1,019)

Denominator

Weighted average common shares outstanding—basic	98	101

Effect of dilutive securities—warrants, nonvested RSUs, stock options	—	—

Weighted average common shares outstanding—diluted	98	101

Basic net loss per share	$(4.35)	$(10.09)

Diluted net loss per share	$(4.35)	$(10.09)

14. Subsequent Events

In January 2021, the Company granted a stock option covering 27 million shares valued at $241 million to its Chief Executive Officer. The award has both time-vesting and performance-vesting components. The time-vesting component vests over a requisite service period of six years following a Qualified IPO (as defined within the award). The performance-based component vests in installments based on the achievement of share price goals following a Qualified IPO, measured over a specified performance period ending on the nine year and sixth month anniversary of the award. The options were valued using a Monte Carlo simulation assuming a volatility of 50% and a risk-free rate of 1.10%.

In January 2021, the Company entered into a stock purchase agreement with certain accredited investors pursuant to which it sold 72 million shares of Series F preferred stock in exchange for $2.7 billion.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2021, the Company paid all outstanding amounts related to the Term Facility Agreement.

In May 2021, the Company, through various of its subsidiaries, entered into a senior secured asset based revolving credit facility (“ABL Facility”) with a syndicate of banks that may be used for general corporate purposes. The ABL Facility provides for a $750 million committed secured revolving credit facility with an annual interest rate between 1.25% and 1.75% plus LIBOR that matures on May 20, 2025. Availability under the ABL Facility is reduced by the issuance of letters of credit which bear a fronting fee of 0.125% plus interest per annum. Interest on the LIBOR borrowings is due at maturity of each LIBOR period, and interest on borrowings under the ABL Facility is due on a quarterly basis. The Company is required to pay a quarterly commitment fee of 0.25% per annum based on the unused portion of the ABL Facility. The ABL Facility contains certain affirmative and negative covenants and conditions to borrowing or taking other actions that restrict certain of the Company’s subsidiaries’ ability to, among other things, incur debt, grant liens, make investments, enter into certain transactions with affiliates, pay dividends, and prepay junior or unsecured indebtedness, subject to certain exceptions. As of August 23, 2021, the Company had approximately $690 million of availability under the ABL Facility after giving effect to outstanding letters of credit.

In June 2021, the Company modified the service-based vesting terms of approximately 12 million RSUs outstanding at December 31, 2020. As the modified RSUs contain a performance condition that is satisfied on the date that is six months following an Initial Public Offering (as defined under the Plan), the fair value of the RSUs was remeasured on the date of modification which resulted in an increase in unrecognized compensation cost of $276 million.

In July 2021, the Company issued $2.5 billion aggregate principal amount of unsecured senior convertible promissory notes due July 23, 2026 (“2021 Convertible Notes”) in a private offering. The 2021 Convertible Notes mature on July 23, 2026 and accrue interest quarterly at a rate of (i) zero percent (0%) from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022.

RIVIAN AUTOMOTIVE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

(unaudited)

	December 31, 2020	June 30, 2021

ASSETS

Current Assets:

Cash and cash equivalents	$2,979	$3,658

Other current assets	37	201

Total current assets	3,016	3,859

Property, plant, and equipment, net	1,445	2,387

Operating lease assets, net	80	154

Other assets	61	91

Total assets	$4,602	$6,491

LIABILITIES, CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT

Current Liabilities:

Accounts payable	$90	$203

Accrued liabilities	443	541

Customer deposits	28	38

Current portion of long-term debt	28	1

Current portion of lease liabilities and other current liabilities	22	36

Total current liabilities	611	819

Non-current portion of long-term debt	47	2

Long-term lease liabilities, net	83	151

Other non-current liabilities	1	—

Total liabilities	742	972

Commitments and contingencies (Note 12)

Contingently redeemable convertible preferred stock, $0.001 par value; 508,054,624 and 579,587,560 shares authorized, and 503,951,340 and 575,864,510 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	5,244	7,894

Stockholders’ Deficit:

Common stock, $0.001 par value; 712,091,708 and 816,465,244 shares authorized and 101,327,571 and 101,473,375 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	—	—

Additional paid-in capital	302	305

Accumulated deficit	(1,686)	(2,680)

Accumulated other comprehensive (loss) income	—	—

Total stockholders’ deficit	(1,384)	(2,375)

Total liabilities, contingently redeemable convertible preferred stock, and stockholders’ deficit	$4,602	$6,491

See accompanying notes to these condensed consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

(unaudited)

	Six Months Ended June 30,
	2020	2021

Operating expenses:

Research and development	$292	$683

Selling, general, and administrative	89	307

Total operating expenses	381	990

Loss from operations	(381)	(990)

Interest income	8	1

Interest expense	(4)	(6)

Other (expense) income, net	—	1

Loss before provision for income taxes	(377)	(994)

Provision for income taxes	—	—

Net loss	$(377)	$(994)

Net loss attributable to common stockholders, basic and diluted (Note 13)	$(377)	$(994)

Net loss per share attributable to common stockholders, basic and diluted	$(3.77)	$(9.84)

Weighted-average common shares outstanding, basic and diluted	100	101

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in millions)

(unaudited)

	Six Months Ended June 30,
	2020	2021

Net loss	$(377)	$(994)

Other comprehensive (loss) income	—	—

Comprehensive loss	$(377)	$(994)

See accompanying notes to these condensed consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

(unaudited)

	Six Months Ended June 30,
	2020	2021

Cash Flows from Operating Activities:

Net loss	$(377)	$(994)

Depreciation and amortization	10	35

Amortization of debt discounts and issuance costs	1	5

Other non-cash operating activities	1	3

Changes in operating assets and liabilities:

Current assets	(7)	(15)

Other non-current assets	(3)	(5)

Payables and accrued liabilities	23	111

Customer deposits	4	10

Other current liabilities	(1)	—

Non-current liabilities	(3)	(1)

Net cash used in operating activities	(352)	(851)

Cash Flows from Investing Activities:

Capital expenditures—property, plant, and equipment	(401)	(870)

Other	3	(1)

Net cash used in investing activities	(398)	(871)

Cash Flows from Financing Activities:

Proceeds from issuance of capital stock	—	2,653

Debt issuance costs	—	(6)

Principal payments on long-term debt	—	(79)

Net cash provided by financing activities	—	2,568

Net change in cash	(750)	846

Cash, cash equivalents, and restricted cash—Beginning of period	2,273	3,011

Cash, cash equivalents, and restricted cash—End of period	$1,523	$3,857

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$2	$1

Supplemental Disclosure of Non-Cash Investing Activities:

Capital expenditures included in liabilities	$184	$425

Issuance of warrants	$3	$—

See accompanying notes to these condensed consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in millions)

(unaudited)

	Contingently		Stockholders’ Deficit
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Amount	Shares	Amount

BALANCE—December 31, 2019	343	$2,750	100	$—	$293	$(668)	$—	$(375)

Warrants Issued	—	—	—	—	3	—	—	3

Net loss	—	—	—	—	—	(377)	—	(377)

BALANCE—June 30, 2020	343	$2,750	100	$—	$296	$(1,045)	$—	$(749)

BALANCE—December 31, 2020	504	$5,244	101	$—	$302	$(1,686)	$—	$(1,384)

Shares issued	72	2,650	—	—	3	—	—	3

Net loss	—	—	—	—	—	(994)	—	(994)

BALANCE—June 30, 2021	576	$7,894	101	$—	$305	$(2,680)	$—	$(2,375)

See accompanying notes to these condensed consolidated financial statements.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. PRESENTATION AND NATURE OF OPERATIONS

Description and Organization

Rivian Automotive, Inc. (“Rivian” or the “Company”) was incorporated as a Delaware corporation on March 26, 2015. Rivian was formed for the purpose of developing, manufacturing, and selling category-defining electric vehicles and accessories. The nature of the Company’s operations during the six months ended June 30, 2020 and 2021 was primarily research and development activities related to vehicle development and its related technologies, and pre-production activities related to manufacturing and sales.

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”). As the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance, the Company has determined that it operates in one operating segment and one reportable segment.

Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP regarding interim financial reporting, and do not include all disclosures, including certain notes, required by U.S. GAAP on an annual reporting basis. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, cash flows, and change in equity for the periods presented. Results for the periods presented are not necessarily indicative of the results that may be expected for any subsequent period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes as of and for the year ended December 31, 2020.

Basis of Consolidation

The Company consolidates entities that are controlled as a result of having a controlling financial interest in those entities. Intercompany balances and transactions have been eliminated in consolidation.

Global Pandemic

Beginning in 2020, public health and governmental authorities have taken extraordinary steps to contain and combat the impact of the coronavirus disease (including associated variants, “COVID-19”) pandemic throughout the world. COVID-19 has caused disruptions to and delays in the Company’s operations, including shortages and delays in the supply of certain materials and equipment. In response, the Company has adapted various internal designs and processes in an effort to remedy or mitigate impacts of such disruptions and delays on our production timeline, which has resulted in higher costs. The full extent of the future impact from the pandemic on the Company’s operational and financial performance is currently uncertain and will depend on future developments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For each accounting topic that is addressed in a separate footnote, the description of the accounting policy can be found in the related footnote. Other significant policies are described below.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Use of Estimates

Accounting estimates are an integral part of the consolidated financial statements. These estimates require the use of judgments and assumptions that may affect the reported amounts of assets, liabilities, and expenses in the period presented. The Company believes that the accounting estimates and related assumptions employed by the Company are appropriate and the resulting balances are reasonable under the circumstances. However, due to the inherent uncertainties involved in making estimates, the actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and money market funds with maturities of three months or less. All short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates are classified as cash equivalents.

Restricted Cash

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in “Other current assets” and “Other assets” in the Company’s Condensed Consolidated Balance Sheets.

As of June 30, 2021, the Company had $150 million in escrow for funds deposited in connection with an anticipated investment in a third party. This cash was classified as restricted cash within “Other current assets” in the Company’s Condensed Consolidated Balance Sheet. In July 2021, the transaction was terminated and the cash was returned to the Company.

Restricted cash within “Other assets” primarily consists of cash held in reserve accounts related to contractual obligations. As of December 31, 2020 and June 30, 2021, restricted cash within “Other assets” totaled $32 million and $49 million, respectively.

Fair Value Measurements

A three-level valuation hierarchy, based upon observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets

•

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable

•	Level 3—Instruments whose significant inputs are unobservable

The Company’s money market funds were classified within Level 1 of the fair value hierarchy because they were valued using quoted prices in active markets. As of December 31, 2020 and June 30, 2021, money market funds totaled $2,782 million and $3,602 million, respectively. During the six months ended June 30, 2021, there were no transfers between the levels of the fair value hierarchy.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Research and Development Costs

Research and development costs consist primarily of personnel costs for teams in engineering and research, prototyping expenses, contract and professional services, amortized equipment costs, and allocation of indirect costs. Research and development costs are expensed as incurred.

Marketing, Advertising, and Promotion

The Company expenses marketing, advertising, and promotion costs as they are incurred. Marketing, advertising, and promotion costs are costs incurred to inform potential customers about the Company’s products and services, as well as disseminating information about the Company, and its products and services. During the six months ended June 30, 2020 and 2021, the Company recognized marketing and promotion costs of $2 million and $4 million, respectively. Advertising costs recognized during the six months ended June 30, 2020 and 2021 were immaterial.

Concentration of Risk

Counterparty Credit Risk

Financial instruments that potentially subject the Company to concentration of counterparty credit risk consist of cash and cash equivalents, deposits, and loans. As of December 31, 2020 and June 30, 2021, all of the Company’s cash and cash equivalents were placed at financial institutions that management believes are of high credit quality. These amounts are typically in excess of insured limits.

Supply Risk

The Company is subject to supply chain risks related to its dependence on suppliers, the majority of which are single source providers of parts or components for the Company’s products. Any inability of the Company’s suppliers to deliver necessary product components, including semiconductors, at timing, prices, quality, and volumes that are acceptable to the Company could have a material impact on Rivian’s business, growth prospects, and financial and operating results.

The Company’s manufacturing facility is operational, and Rivian is continuing to invest in the facility. The Company’s ability to continue to prepare for, and sustain production depends, among other things, on the readiness and solvency of suppliers and vendors through all macroeconomic factors, including factors resulting from the COVID-19 pandemic.

3. ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

In August 2020, the FASB issued Accounting Standard Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies (i) the accounting for convertible financing instruments issued, including preferred stock, (ii) the derivatives scope exception for contracts in an entity’s own equity, and (iii) the calculation of earnings per share. Early adoption by private companies is permissible, and the Company elected to early adopt the new accounting standard on January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

4. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment is recorded at cost, net of accumulated depreciation and impairments. Costs incurred for routine maintenance and repair are expensed when incurred.

The Company capitalizes certain qualified costs incurred in connection with the development of internal-use software. Costs incurred during the application development stage of internal-use software development are evaluated to determine whether the costs meet the criteria for capitalization. Costs related to preliminary project activities and post implementation activities including maintenance are expensed as incurred.

Property, plant, and equipment are depreciated using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized over the period of lease or the life of the asset, whichever is shorter, using the straight-line method. Capitalized costs related to internal-use software are amortized using the straight-line method over the estimated useful life of the asset. Land is not depreciated.

The following table summarizes the components of “Property, plant, and equipment, net” (in millions):

	Estimated Useful Lives	December 31, 2020	June 30, 2021

Land, buildings, and building improvements	10 to 30 years	$88	$179

Leasehold improvements	Shorter of 10 years or lease term	51	134

Machinery, equipment, vehicles, and office furniture	5 to 15 years	88	140

Computer equipment, hardware, and software	3 to 10 years	51	89

Construction in progress		1,205	1,917

Total property, plant, and equipment		1,483	2,459

Accumulated depreciation and amortization		(38)	(72)

Total property, plant, and equipment, net		$1,445	$2,387

Depreciation and amortization expense was $10 million and $35 million for the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020, the carrying amount of construction in progress (“CIP”) amounted to $1,205 million.

As of June 30, 2021, the carrying amount of CIP amounted to $1,917 million. The majority of these costs related to the development of manufacturing lines, tooling, and other costs at the Normal Factory. The Normal Factory is the Company’s engineering, manufacturing, and assembly facility dedicated to the production of the R1T, R1S, and EDV vehicles. The Company expects for the majority of this CIP balance to go into service by Q4 2021 as the Company launches production of these programs.

5. LEASES

During the six months ended June 30, 2021, various operating leases commenced, including leases for commercial office space. The current portion of operating lease liabilities was $18 million and $31 million as of December 31, 2020 and June 30, 2021, respectively. Cash paid for amounts included in the measurement of operating leases was $3 million and $12 million for the six months ended June 30, 2020 and 2021, respectively. Operating lease costs were $3 million and $14 million for the six months ended June 30, 2020 and 2021, respectively.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

6. DEBT

Term Facility Agreement

In April 2018, Rivian Automotive, Inc. entered into a variable rate Term Facility Agreement for a committed facility to be used towards the Company’s, and its subsidiaries’, respective operating expenses and capital expenditures. As of December 31, 2020, the amount drawn on the Term Facility Agreement was $79 million. In February 2021, the Company paid all outstanding amounts related to the Term Facility Agreement.

The Term Facility Agreement was scheduled to mature in May 2022, the fourth anniversary of the first borrowing under the loan. Maturity payments were scheduled to begin in 2021. Rivian Automotive, Inc.’s obligations under the Term Facility Agreement were backed by upstream guarantees from two of its subsidiaries, as well as an affiliate of a stockholder of the Company.

Interest on the Term Facility Agreement was paid based on LIBOR plus 4.3%. As of December 31, 2020, the effective interest rate for borrowings under the Term Facility Agreement was 4.9%. As the Term Facility Agreement was variable rate debt, the carrying value of the Term Facility Agreement approximated fair value.

In connection with the Term Facility Agreement, the Company issued common stock warrants to the affiliate of the stockholder on the date thereof (“Initial Common Stock Warrant”) and on each anniversary thereafter (“Anniversary Common Stock Warrants”) until the Term Facility Agreement was terminated. The Initial Common Stock Warrant was recorded as an increase to additional paid-in capital with a corresponding increase to debt issuance costs, and subsequently amortized over the periods the Term Facility Agreement was outstanding. The Anniversary Common Stock Warrants were recorded as additional paid-in capital with a corresponding increase to prepaid expenses, and subsequently recognized as financing charges over the respective annual periods. See Note 11 “Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity” for further details regarding stock warrants.

The carrying value of debt outstanding under the Term Facility Agreement was as follows (in millions):

	December 31, 2020	June 30, 2021

Long-term debt	$79	$—

Less: Unamortized debt issuance costs	(5)	—

Note payable, less unamortized debt issuance costs	74	—

Less: Current portion	(28)	—

Total note payable, less current portion	$46	$—

ABL Facility

In May 2021, the Company, through various of its subsidiaries, entered into a senior secured asset based revolving credit facility (“ABL Facility”) with a syndicate of banks that may be used for general corporate purposes. The ABL Facility is secured by certain current assets of the Company. The ABL Facility provides for a $750 million committed secured revolving credit facility with an annual interest

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

rate between 1.25% and 1.75% plus LIBOR that matures on May 20, 2025. Availability under the ABL Facility is reduced by the issuance of letters of credit which bear a fronting fee of 0.125% plus interest per annum. Interest on the LIBOR borrowings is due at maturity of each LIBOR period, and interest on borrowings under the ABL Facility is due on a quarterly basis. The Company is required to pay a quarterly commitment fee of 0.25% per annum based on the unused portion of the ABL Facility. The ABL Facility contains certain affirmative and negative covenants and conditions to borrowing or taking other actions that restrict certain of the Company’s subsidiaries’ ability to, among other things, incur debt, grant liens, make investments, enter into certain transactions with affiliates, pay dividends, and prepay junior or unsecured indebtedness, subject to certain exceptions.

As of June 30, 2021, the Company had no borrowings under the ABL Facility and $56 million of letters of credit outstanding, resulting in availability under the ABL Facility of $694 million after giving effect to the outstanding letters of credit. Under the ABL Facility, the Company is required to meet various covenants, including furnishing financial and other information, and a fixed charge coverage ratio, on a quarterly basis. As of June 30, 2021, the Company was in compliance with all covenants required by the ABL Facility.

7. ACCRUED LIABILITIES

Accrued liabilities were as follows (in millions):

	December 31, 2020	June 30, 2021

Accrued purchases	$389	$461

Accrued payroll	44	56

Other	10	24

Total accrued liabilities	$443	$541

8. INCOME TAXES

The Company recorded a provision for income taxes of less than $1 million for the six months ended June 30, 2020 and 2021, which was driven by tax on international operations. The Company’s effective tax rate was 0% for the six months ended June 30, 2020 and 2021. The Company maintains a valuation allowance on all deferred tax assets except in certain foreign jurisdictions, as it has concluded that it is more likely than not that these assets will not be utilized.

9. STOCK-BASED COMPENSATION

2015 Stock Plan

The Company’s Long-Term Incentive Plan (“Plan”) permits the grant of stock options, restricted stock units (“RSUs”), and other stock-based awards to employees, non-employee directors, and consultants. Generally, the Company’s stock options vest based on a requisite service period of four years of continuous service and upon the occurrence of a Change of Control (as defined under the Plan), which is a performance based vesting condition. RSUs generally vest based on a requisite service period of four years of continuous service and the occurrence of an Initial Public Offering (as defined under the Plan), which is a performance based vesting condition. The performance based vesting conditions for options

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

and RSUs are not deemed to be probable until such events occur. Therefore, as there has not yet been a Change of Control or Initial Public Offering, no outstanding awards granted under the Plan have vested as of June 30, 2021. The Company’s stock options have 7 or 10 year contractual terms and RSUs terminate upon the termination of a grantee’s service. As of June 30, 2021, 114 million shares were reserved for issuance under the Plan. The Company has elected to recognize forfeitures as an adjustment to compensation expense for options and RSUs in the same period as the forfeitures occur.

In January 2021, the Company granted a stock option covering 27 million shares valued at $241 million to its Chief Executive Officer. The award has both time-vesting and performance-vesting components. The time-vesting component vests over a requisite service period of six years following a Qualified Initial Public Offering (as defined within the award). The performance-based component vests in installments based on the achievement of share price goals following a Qualified Initial Public Offering (as defined within the award), measured over a specified performance period ending on the tenth anniversary of the award.

The following table summarizes the Company’s stock option and restricted stock unit activity:

	Stock Options				RSUs
	Number of Options (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)	Number of RSUs (in millions)	Weighted Average Grant Date Fair Value

Outstanding at December 31, 2020	39	$4.19			12	$7.24

Granted	28	21.78			11	25.76

Exercised	—	—			—	—

Forfeited / Cancelled	(1)	(4.42)			—	—

Outstanding at June 30, 2021	66	$11.68	8.2	$1,319	23	$16.15

The weighted average grant date fair value of options granted during the six months ended June 30, 2020 and 2021 was $2.17 and $8.95, respectively.

As the performance based vesting conditions for stock options and RSUs are not deemed to be probable of occurring until the Change of Control or Initial Public Offering event occurs, no outstanding awards granted under the Plan have vested, are expected to vest, or are exercisable as of June 30, 2021. As a result, the Company has not recognized any stock-based compensation expense and there was approximately $1 billion of total unrecognized compensation cost related to stock-based compensation arrangements granted under the Plan at June 30, 2021. This amount includes the increase resulting from the modification of certain RSUs.

During June 2021, the Company modified the service-based vesting terms of approximately 17 million RSUs outstanding at June 30, 2021. As the modified RSUs contain a performance condition that is satisfied upon an IPO, the fair value of the RSUs was remeasured on the date of modification which resulted in an increase in unrecognized compensation cost of approximately $322 million.

Fair Value Assumptions

All stock options granted during the six months ended June 30, 2020 and 2021 were granted with an exercise price equal to or greater than the fair market value price of Rivian Automotive, Inc.’s stock at the

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

date of grant. The Company estimates the fair value of each stock option award using a Black-Scholes option pricing model. Expected volatility is based on historical volatility rates of several peer public companies. The dividend yield is estimated based on the rate at which the Company expects to provide dividends. The risk-free rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities approximating the respective expected term. The expected term represents the average time the Company’s stock-based awards are expected to be outstanding. As the stock option awards are not yet exercisable, the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. As a result, for stock options, the expected term is estimated based on the weighted average midpoint of expected vest date and expiration date. For stock-based awards granted which contain performance vesting conditions, the Company estimates the expected term based on the estimated dates that the performance conditions will be satisfied. The weighted-average assumptions used in the Black-Scholes model for stock options for the six months ended June 30, 2020 and 2021 is as follows:

	Six Months Ended June 30,
	2020	2021

Volatility	40.19%	43.75%

Dividend yield	—%	—%

Risk-free rate	0.35%	1.40%

Expected term (in years)	6.9	7.2

The fair value of RSUs with service and performance conditions is measured on the grant date based on an independent appraisal of the fair market value of the Company’s common stock. The independent appraisal uses a market approach with an adjustment for lack of marketability given that the shares underlying the awards are not publicly traded. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, business risks, liquidity of ordinary shares, operating history and prospects.

10. RELATED PARTY TRANSACTIONS

Preferred Stock Warrants

During 2019, the Company entered into an agreement with Amazon, a customer that is also a stockholder of the Company, to develop, manufacture, and supply customized all-electric vehicles to such customer in future periods. In connection with this agreement, the Company issued preferred stock warrants to Amazon, which represents a share-based sales incentive. The grant date fair value of the warrants was recognized as an asset of $11 million during 2019, with a corresponding impact to additional paid in capital, which were reported within “Other assets” and “Additional paid-in capital,” respectively, on the Company’s Condensed Consolidated Balance Sheets. The asset will be amortized as a reduction of revenue as vehicles are sold in future periods, and $10 million is classified within “Other assets” and $1 million is classified within “Other current assets” as of June 30, 2021. Refer to Note 11 “Contingently Redeemable Convertible Preferred Stock and Stockholders’ Equity” for additional disclosures of the assumptions used to determine the grant date fair value of the preferred stock warrants.

Operating Expenses

The Company obtains prototyping, engineering, and other research and development services from Troy Design and Manufacturing Co., a related party and wholly owned subsidiary of Ford Motor

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Company. The Company recognized $19 million and $32 million of expense for these services during the six months ended June 30, 2020 and 2021, respectively, within “Research and development” in its Condensed Consolidated Statements of Operations. As of December 31, 2020 and June 30, 2021, the Company accrued $27 million and $32 million, respectively, related to these services, which are reported within “Accrued liabilities” on the Condensed Condensed Consolidated Balance Sheets.

The Company obtains hosting services from Amazon, which is recognized within “Research and development” and “Selling, general, and administrative”, in the Consolidated Statements of Operations. The following table summarizes the expenses incurred for the six months ended June 30, 2020 and 2021:

	Six Months Ended June 30,
	2020	2021

Research and development	$1	$10

Selling, general, and administrative	1	1

Total	$2	$11

11. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Common Stock

During the six months ended June 30, 2020, no shares of common stock were issued by the Company. During the six months ended June 30, 2021, the Company issued 145,804 shares of common stock in exchange for $3 million.

Shares of common stock are voting shares (one vote per share) and entitle holders to attend and vote at any meeting of the Stockholder on any matter for which such holders have a right to vote. Holders of shares of common stock have the right to receive any dividend declared by the Company, subject to the payment of dividends on shares of preferred stock (as described below). After the payment in full of all liquidation amounts required to be paid to the holders of shares of preferred stock, holders of common stock also have the right to receive the remaining property of the Company on the liquidation, dissolution, or winding up of the Company on a pari passu basis with all other holders of shares of common stock. As of June 30, 2021, Rivian has a total of 101,473,375 shares of common stock issued and outstanding.

Contingently Redeemable Convertible Preferred Stock

During the six months ended June 30, 2020, no shares of preferred stock were issued by the Company. During the six months ended June 30, 2021, the Company issued 71,913,170 shares of preferred stock in exchange for $2.7 billion.

Shares of preferred stock are voting shares and entitle holders to attend and vote at any meeting of the Stockholders. Each holder of preferred stock has the right to a number of votes at each meeting of the Stockholders (with respect to matters on which holders of shares of common stock are entitled to a vote) equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible. Except as provided by law or by the other provisions of the Company’s Certificate of Incorporation, the holders of preferred stock vote together with the holders of shares of common stock as a single class and on an as-converted to common stock basis. The holders of

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

shares of preferred stock also have voting rights separate and apart from the holders of shares of common stock, on a single-class and a single-series basis, as set forth in the Company’s Certificate of Incorporation. Each holder of shares of preferred stock has the right to receive dividends on a single-series basis in addition to a right to receive dividends on a pari passu basis with holders of shares of common stock according to the number of shares of common stock held by such holders (on an as-converted basis). Such dividends are non-cumulative and are payable at a per annum rate of eight percent of the Original Issue Price (as defined in the Company’s Certificate of Incorporation). As of December 31, 2020 and June 30, 2021, no dividends have been declared or distributed to any Stockholders.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the shares of preferred stock are entitled, on a pari passu basis, to be paid out of the assets of the Company available for distribution to its Stockholders or, in the case of a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation), the holders of shares of preferred stock are entitled, on a pari passu basis, to be paid out of the consideration payable to Stockholders in such Deemed Liquidation Event or out of available proceeds, as applicable, based upon the greater of the Original Issue Price plus declared but unpaid dividends or the amount which would be payable if the preferred stock would have been converted to common stock, before any payment shall be made to the holders of common stock. The preferred stock is convertible into shares of common stock at any time at the option of the holder, or automatically upon a Qualified IPO (as defined in the Company’s Certificate of Incorporation). Each share of preferred stock converts into one share of common stock. The conversion rate shall be adjusted whenever the Company issues or sells, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the time of such issue or sale. Since the preferred stock is considered contingently redeemable upon a Deemed Liquidation Event it is classified as mezzanine equity of $5.2 billion and $7.9 billion as of December 31, 2020 and June 30, 2021, respectively. As a Deemed Liquidation Event is not considered probable of occurring, no accretion has been recorded for the preferred stock to date. As of June 30, 2021, Rivian has a total of 575,864,510 shares of preferred stock issued and outstanding.

Contingently redeemable convertible preferred stock consisted of the following as of December 31, 2020 (in millions, except share amounts):

Contingently Redeemable Convertible Preferred Stock	Shares Authorized	Shares Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion

Series A	117,527,250	117,527,250	$600	$600	117,527,250

Series B	65,904,000	65,904,000	500	500	65,904,000

Series C	42,231,150	38,508,100	350	350	38,508,100

Series D	120,997,772	120,836,866	1,297	1,297	120,836,866

Series E	161,394,452	161,175,124	2,497	2,497	161,175,124

Total contingently redeemable convertible preferred stock	508,054,624	503,951,340	$5,244	$5,244	503,951,340

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Contingently redeemable convertible preferred stock consisted of the following as of June 30, 2021 (in millions, except share amounts):

Contingently Redeemable Convertible Preferred Stock	Shares Authorized	Shares Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion

Series A	117,527,250	117,527,250	$600	$600	117,527,250

Series B	65,904,000	65,904,000	500	500	65,904,000

Series C	42,231,150	38,508,100	350	350	38,508,100

Series D	120,836,866	120,836,866	1,297	1,297	120,836,866

Series E	161,175,124	161,175,124	2,497	2,497	161,175,124

Series F	71,913,170	71,913,170	2,650	2,650	71,913,170

Total contingently redeemable convertible preferred stock	579,587,560	575,864,510	$7,894	$7,894	575,864,510

Stock Warrants

The following table summarizes the changes in the Company’s outstanding warrants to purchase common stock:

Common Stock Warrants	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)

Outstanding at December 31, 2020	7.8	$6.00	7.6

Granted	—	—	—

Exercised	—	—	—

Cancelled, forfeited, or expired	—	—	—

Outstanding at June 30, 2021	7.8	$6.00	7.1

Exercisable at June 30, 2021	7.8	$6.00	7.1

The weighted average grant date fair value of common stock warrants granted during the six months ended June 30, 2020 and 2021 was $4.30 and $—, respectively.

As of June 30, 2021, the Company had no unrecognized expenses related to the common stock warrants. During the six months ended June 30, 2020 and 2021, the Company recognized expenses related to the common stock warrants of $3 million and $6 million, respectively.

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Warrants to purchase preferred stock are summarized below:

Preferred Stock Warrants	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)

Outstanding at December 31, 2020	3.7	$9.09	8.7

Granted	—	—	—

Exercised	—	—	—

Cancelled, forfeited, or expired	—	—	—

Outstanding at June 30, 2021	3.7	$9.09	8.2

Exercisable at June 30, 2021	3.7	$9.09	8.2

The preferred stock warrants were granted to a customer as a share-based sales incentive. Accordingly, an asset was recorded which will be amortized as an offset against revenues in future periods. See Note 10 “Related Party Transactions” for further information.

Fair Value Assumptions

The Company estimates the fair value of each warrant using a Black-Scholes warrant pricing model. Expected volatility is based on historical volatility rates of public companies within the automotive industry. The dividend yield is estimated based on the rate at which the Company expects to provide dividends. The risk-free rate is based on the U.S. Treasury yield curve for Treasury STRIPS with maturities approximating each grant’s contractual life. The weighted-average assumptions used in the Black-Scholes model for warrants granted during the six months ended June 30, 2020 are as follows:

Six Months Ended June 30, 2020

Volatility	54.65%

Dividend yield	—%

Risk-free rate	0.73%

Expected term (in years)	10

12. COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the related amount can be reasonably estimated. If an amount within the range of loss appears at the time to be a better estimate than any other amount within the range, that amount is accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range is accrued. If a loss is reasonably possible and the loss or range of loss cannot be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made.

Contract Terminations

The Company is involved in discussions with some of its suppliers regarding their performance and non-performance under executed contract terms. While the Company is in negotiations with these

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

suppliers to review, evaluate and settle the matters, the Company has developed an initial estimate of the range of outcomes related to these obligations ranging from $20 million to $22 million. As of December 31, 2020 and June 30, 2021, respectively, the Company recorded a contingent liability of $21 million and $20 million, which is included in “Accrued liabilities” in its Condensed Consolidated Balance Sheets.

13. NET LOSS PER SHARE

The Company’s basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period after allocating losses to equity awards deemed to be participating securities pursuant to the two-class method. Diluted net loss per share is calculated by dividing the net loss by the weighted average shares outstanding assuming dilution. Specifically, diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, unvested restricted stock units, and stock warrants to the extent dilutive.

The following common stock equivalents were excluded in the calculation of net loss per diluted share because their effects were anti-dilutive (in millions):

	Six Months Ended June 30,
	2020	2021

Stock warrants	$12	$12

Convertible preferred stock	343	576

Total	$355	$588

The above table excludes 36 million and 66 million of unvested stock options outstanding for the six months ended June 30, 2020 and 2021, respectively, and 2 million and 23 million unvested restricted stock units for the six months ended June 30, 2020 and 2021, respectively, both of which vest upon the completion of future performance conditions that have not yet been met (see Note 9 “Stock-Based Compensation”).

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows (in millions, except per share data):

	Six Months Ended June 30,
	2020	2021

Net loss Attributable to Rivian	$(377)	$(994)

Net loss attributable to common stockholders	$(377)	$(994)

Denominator

Weighted average common shares outstanding—basic	100	101

Effect of dilutive securities—warrants, nonvested RSUs, stock options	—	—

Weighted average common shares outstanding—diluted	100	101

Basic net loss per share	$(3.77)	$(9.84)

Diluted net loss per share	$(3.77)	$(9.84)

RIVIAN AUTOMOTIVE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

14. SUBSEQUENT EVENTS

In July 2021, the Company issued $2.5 billion aggregate principal amount of unsecured senior convertible promissory notes due July 23, 2026 (“2021 Convertible Notes”) in a private offering. The 2021 Convertible Notes mature on July 23, 2026 and accrue interest quarterly at a rate of (i) zero percent (0%) from the date of issuance to, and including, June 30, 2022 and (ii) five percent (5%) after June 30, 2022. The 2021 Convertible Notes are convertible into shares of the Company’s equity under various circumstances, including upon an Initial Public Offering and a Change of Control of the Company (as such terms are defined in the 2021 Convertible Notes Purchase Agreement). Upon an Initial Public Offering, the 2021 Convertible Notes automatically convert into shares of the Company’s common stock at a conversion price equal to the lesser of: (i) $71.03, subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination, recapitalization or any other similar transaction, and (ii) the product of (x) the Initial Public Offering price per share multiplied by (y) the applicable discount rate determined by reference to the time of conversion (0.85 until December 31, 2021).

On October 8, 2021, the Company issued $1,250 million aggregate principal amount of senior secured floating rate notes due 2026 (the “2026 Notes”) to certain investors of the Company. Proceeds received net of a $25 million original issue discount may be used for general corporate purposes. The 2026 Notes mature five years from the date of issuance, or earlier at 90 days before the maturity of the 2021 Convertible Notes if they remain outstanding (refer to Note 6 “Debt”). The 2026 Notes bear interest at (x) LIBOR, subject to a 1.00% floor, plus (y) 6.00% per annum, subject to downward adjustment upon certain events. Interest on the 2026 Notes is paid in cash semi-annually in arrears on October 15 and April 15 of each year. The Company has the option to redeem the notes at any time at 100% of the principal amount of the 2026 Notes, plus any applicable premium. The 2026 Notes contain a number of customary covenants similar to the covenants under the ABL Facility (refer to Note 6 “Debt”) and a minimum liquidity covenant. The 2026 Notes are secured by a second priority security interest in the same assets in which the ABL Facility has a first priority security interest and are guaranteed by certain subsidiaries of the Company.

From July 2021 through October 31, 2021, the Company granted less than 1 million stock options at a weighted-average exercise price of $39.58 per share and 12 million RSUs. The stock options require a service period to vest and require a Change in Control to become exercisable. The RSUs require a service period and an Initial Public Offering (as defined in the Plan) to vest. Similar to the Company’s existing options and RSUs, the performance based vesting conditions are not deemed to be probable until such events occur. The issuance of these options and RSUs has resulted in an incremental $496 million of unrecognized stock-based compensation.

During October 2021, the Company modified the service-based vesting terms of approximately 6 million options. As the modified options contain a performance condition that is satisfied upon a Change of Control, the fair value of the options was remeasured on the date of modification which resulted in an increase in unrecognized compensation cost of approximately $265 million.

In October 2021, the Company approved the funding of Forever by Rivian, Inc. (the Company’s social welfare organization) with shares of the Company’s Class A common stock, subject to the completion of its initial public offering. The approved amount is equal to 1% of the Company’s outstanding capital stock on a fully diluted basis immediately before the completion of the initial public offering. As a result of this donation, the Company will recognize a one-time, non-cash expense, the amount of which is dependent upon the ultimate price per share recognized at the time of the offering (e.g., the expense would be approximately $495 million if the initial public offering price were $59.50 per share, which is currently the midpoint of the estimated initial public offering price range).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Rivian Automotive, Inc. (the “Registrant”) in connection with the sale of its Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq listing fee.

Amount

SEC registration fee	$892,284

FINRA filing fee	225,500

Initial Nasdaq listing fee	295,000

Printing fees and expenses	1,000,000

Legal fees and expenses	3,000,000

Accounting fees and expenses	1,050,000

Transfer agent and registrar fees and expenses	15,000

Miscellaneous fees and expenses	3,522,216

Total	$10,000,000

Item 14. Indemnification of Directors and Officers.

The registrant is governed by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The registrant’s amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities sold by us since January 1, 2018. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Preferred Stock

•

In February 2019, we issued and sold to investors in a private placement an aggregate of 117,527,250 shares of Series A preferred stock at a purchase price of $5.1052 per share, for aggregate consideration of approximately $600 million.

•

In April 2019, we issued and sold to an investor in a private placement an aggregate of 65,904,000 shares of Series B preferred stock at a purchase price of $7.5868 per share, for aggregate consideration of approximately $500 million.

•

In September 2019, we issued and sold to an investor in a private placement an aggregate of 38,508,100 shares of Series C preferred stock at a purchase price of $9.0890 per share, for aggregate consideration of approximately $350 million.

•

In December 2019, we issued and sold to investors in a private placement an aggregate of 120,997,772 shares of Series D preferred stock at a purchase price of $10.7440 per share, for aggregate consideration of approximately $1.3 billion.

•

In July 2020, we issued and sold to investors in a private placement an aggregate of 161,394,452 shares of Series E preferred stock at a purchase price of $15.49 per share, for aggregate consideration of approximately $2.5 billion.

•

In January 2021, we issued and sold to investors in a private placement an aggregate of 71,913,170 shares of Series F preferred stock at a purchase price of $36.85 per share, for aggregate consideration of approximately $2.7 billion.

Common Stock

•

In December 2020, we issued and sold to certain current and former members of our board of directors in private placements an aggregate of 729,171 shares of common stock at a purchase price of $7.68 per share, for aggregate consideration of approximately $5.6 million

•

In January 2021, we issued and sold to a member of our board of directors and an investor in private placements an aggregate of 80,572 shares of common stock at a purchase price of $21.72 per share, for aggregate consideration of approximately $1.8 million.

•

In April 2021, we issued and sold to a member of our board of directors in a private placement an aggregate of 32,616 shares of common stock at a purchase price of $30.66 per share, for aggregate consideration of approximately $1.0 million.

•

In May 2021, we issued and sold to a member of our board of directors in a private placement an aggregate of 32,616 shares of common stock at a purchase price of $30.66 per share, for aggregate consideration of approximately $1.0 million.

•

In August 2021, we issued and sold to a member of our board of directors in a private placement an aggregate of 7,791 shares of common stock at a purchase price of $32.09 per share, for aggregate consideration of approximately $250,000.

Warrants

•

From May 2018 to May 2020, we issued warrants to purchase an aggregate of 7,519,482 shares of our common stock at an exercise price of $5.7248 per share to an investor in connection with a term loan facility.

•	In February 2019, we issued warrants to purchase an aggregate of 237,500 shares of our common stock at an exercise price of $5.175 to investors and service providers.

•	In May 2019, we issued warrants to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $7.5868 per share to an advisor.

•	In September 2019, we issued a warrant to purchase an aggregate of 3,723,050 shares of Series C preferred stock at an exercise price of $9.089 per share to an investor.

Convertible Promissory Notes

•

In November 2018, we entered into a convertible note purchase agreement pursuant to which we agreed to issue convertible promissory notes (the “2018 Convertible Notes”) to an investor for an aggregate principal amount of $100 million. In February 2019, the 2018 Convertible Notes were converted into an aggregate of 24,650,550 shares of common stock.

•

In July 2021, we entered into an unsecured senior convertible promissory note purchase agreement pursuant to which we agreed to issue convertible promissory notes to investors for an aggregate principal amount of $2.5 billion.

Plan-Related Issuances

•

In the three years preceding the date of this registration statement, we granted to our employees, officers, directors, consultants and other service providers options to purchase an aggregate of 68,730,470 shares of common stock at per share exercise prices ranging from $2.6282 to $32.0900, and restricted stock units representing an aggregate of 32,051,208 shares of common stock, under the 2015 Long-Term Incentive Plan.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as amended (currently in effect)

3.2**	Amended and Restated Bylaws of the Registrant (currently in effect)

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1	Specimen Stock Certificate evidencing the shares of Class A common stock

4.2**	Fifth Amended and Restated Investors’ Rights Agreement, dated as of January 19, 2021, by and among the Registrant and certain holders of its capital stock, as amended

4.3**	Form of Unsecured Senior Convertible Promissory Note

5.1	Opinion of Latham & Watkins LLP

10.1#	2015 Long-Term Stock Incentive Plan, as amended, and forms of option and restricted stock unit agreements thereunder

10.2#	2021 Incentive Award Plan and forms of option and restricted stock unit agreements thereunder

10.3#	Non-Employee Director Compensation Program

10.4#	2021 Employee Stock Purchase Plan

10.5#	Form of Indemnification Agreement for Directors and Officers

10.6**	Credit Agreement, dated as of May 20, 2021, by and among Rivian Holdings, LLC, as Borrower Representative, the borrowers party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

10.7#	Employment Agreement by and between Rivian Automotive, LLC and Robert Joseph Scaringe

10.8#	Employment Agreement by and between Rivian Automotive, LLC and Jiten Behl

10.9#	Employment Agreement by and between Rivian Automotive, LLC and Claire McDonough

10.10#	Employment Agreement, dated as of April 24, 2018, by and between Rivian Automotive, LLC and Ryan Green

Exhibit Number	Description of Exhibit

10.11#	Transition and Release Agreement, dated as of March 2, 2021, by and between Rivian Automotive, LLC and Ryan Green

10.12†**	Framework Agreement, dated as of September 16, 2019, by and between Rivian Automotive, LLC and Amazon Logistics, Inc.

10.13†	Work Order No. #1 to the Framework Agreement, dated as of September 16, 2019, by and between Rivian Automotive, LLC and Amazon Logistics, Inc.

10.14	Commercial Letter Agreement, dated as of February 15, 2019, by and between Rivian Automotive, Inc. and Amazon.com, Inc.

10.15†**	Amendment to Commercial Letter Agreement, dated as of September 6, 2019, by and between Rivian Automotive, Inc. and Amazon.com, Inc.

10.16†**	Master Services Agreement, dated as of May 7, 2021, by and between Rivian, LLC and Cox Automotive Corporate Services, LLC

10.17†**	Statement of Work for Consignment Services, dated as of June 21, 2021, by and between Rivian, LLC and Manheim Remarketing, Inc.

10.18†**	Development, Production and Supply Agreement, dated as of April 16, 2021, by and between Rivian Automotive, LLC and Troy Design and Manufacturing Co.

10.19**	Indenture, dated as of October 8, 2021, by and among Rivian Holdings, LLC, Rivian, LLC, Rivian Automotive, LLC, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent.

10.20**	Note Purchase Agreement, dated as of October 8, 2021, by and among Rivian Holdings, LLC, Rivian, LLC, Rivian Automotive, LLC and the purchasers party thereto.

10.21	Amendment to the Warrant to Purchase Series C Preferred Stock, dated as of October 31, 2021, by and between Rivian Automotive, Inc. and Amazon.com NV Investment Holdings LLC.

10.22	Director Nomination Agreement, dated as of October 31, 2021, by and between Rivian Automotive, Inc. and Amazon.com, Inc.

16.1**	Letter of Deloitte & Touche LLP to the Securities and Exchange Commission

21.1**	Subsidiaries of the Registrant

23.1	Consent of KPMG LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

**	Previously filed
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on November 1, 2021.

RIVIAN AUTOMOTIVE, INC.

By:	/s/ Robert J. Scaringe
Robert J. Scaringe
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Robert J. Scaringe Robert J. Scaringe	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	November 1, 2021

/s/ Claire McDonough Claire McDonough	Chief Financial Officer (Principal Financial Officer)	November 1, 2021

/s/ Jeffrey R. Baker Jeffrey R. Baker	Chief Accounting Officer (Principal Accounting Officer)	November 1, 2021

* Karen Boone	Director	November 1, 2021

* Sanford Schwartz	Director	November 1, 2021

* Rose Marcario	Director	November 1, 2021

* Peter Krawiec	Director	November 1, 2021

* Jay Flatley	Director	November 1, 2021

* Pamela Thomas-Graham	Director	November 1, 2021

*By:	/s/ Claire McDonough
Name:	Claire McDonough
Title:	Attorney-in-Fact